As filed with the Securities and Exchange Commission on September 28, 2006
Registration No. 333-135496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ICONIX BRAND GROUP, INC. (Exact Name of Registrant as Specified in Its Charter)

Delaware	3140	11-2481903
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1450 Broadway New York, New York 10018 (212) 730-0030
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neil Cole, Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018
(212)730-0030
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:
Robert J. Mittman, Esq. Blank Rome LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174-0208 Telephone: (212) 885-5555 Facsimile: (212) 885-5001	Peter J. Tennyson, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive Seventeenth Floor Costa Mesa, CA 92626 Telephone: (714) 668-6200 Facsimile: (714) 979-1921

Approximate date of commencement of proposed sale of the securities to the public: With respect to the common stock of Iconix Brand Group, Inc. to be issued in connection with the merger as described herein, as soon as practicable after the registration statement becomes effective and the consummation of the merger; with respect to the common stock of Iconix Brand Group, Inc. to be offered for resale by certain affiliates of Mossimo, Inc. named as selling stockholders herein, from time to time following the effectiveness of this registration statement and the consummation of the merger.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Iconix Brand Group, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy, nor shall there be any sale of, these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion, dated September 28, 2006
[ICONIX BRAND GROUP, INC. LOGO]      [MOSSIMO, INC. LOGO]

PROXY STATEMENT FOR THE SPECIAL MEETING OF
STOCKHOLDERS OF MOSSIMO, INC.
and
PROSPECTUS OF ICONIX BRAND GROUP, INC.

MERGER PROPOSAL

We are pleased to invite you to a special meeting of stockholders of Mossimo, Inc., to be held on _____, 2006 at ____, local time, at ________________. At the special meeting, Mossimo’s stockholders will be asked to consider and vote on a proposal to adopt and approve the agreement and plan of merger, or merger agreement, dated as of March 31, 2006 among Iconix Brand Group, Inc., Moss Acquisition Corp., a wholly-owned subsidiary of Iconix, Mossimo, Inc., and Mossimo Giannulli, the owner of approximately 64.2% of the outstanding common stock of Mossimo. If the Mossimo stockholders approve the merger agreement, Mossimo will merge with and into Moss Acquisition Corp., which will be the surviving company, and will be wholly-owned by Iconix. At the effective time of the merger, each outstanding share of Mossimo will be converted into the right to receive initial merger consideration consisting of (a) 0.2271139 shares of Iconix common stock, and (b) $4.25 in cash, subject to adjustment under certain conditions. Mossimo stockholders will also receive a non-transferable contingent share right entitling them to additional shares of Iconix common stock after the first anniversary of the merger if Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the year following the merger.

As a result of the merger, Iconix will issue approximately 3,608,433 shares of Iconix common stock (excluding any shares which may be issued under the non-transferable contingent share rights) and pay $67.5 million in cash (based on the number of shares of Mossimo common stock outstanding on September 7, 2006). We estimate that immediately after the merger, Mossimo stockholders will hold approximately 8.2% of the then-outstanding shares of Iconix common stock, based on the number of shares of Iconix and Mossimo common stock outstanding on September 7, 2006. Iconix stockholders will continue to own their existing shares, which will not be affected by the merger.

Iconix common stock is quoted on the NASDAQ Global Market under the trading symbol “ICON.” On September 22, 2006, Iconix common stock closed at $16.25 per share as reported on the NASDAQ Global Market. Mossimo stockholders are urged to check the trading price of Iconix common stock before voting on the merger agreement.

The boards of directors of Iconix and Mossimo have each unanimously approved the merger agreement and the proposed merger. However, the merger cannot be completed unless Mossimo stockholders approve and adopt the merger agreement and the transactions contemplated by it. The merger agreement requires Mossimo Giannulli, the holder of approximately 64.2% of Mossimo’s outstanding common stock, to vote all of his shares in favor of the merger agreement and the transactions contemplated by it unless Mossimo’s board of directors withdraws its recommendation and terminates the merger agreement. Therefore, the vote of Mr. Giannulli’s shares alone will be sufficient to approve the merger agreement and the proposed merger. The obligations of Iconix and Mossimo to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger.

The Mossimo board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to, and in the best interests of, Mossimo and its stockholders. Accordingly, Mossimo’s board of directors has unanimously approved the merger agreement and the transactions contemplated by it, and unanimously recommends that Mossimo stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated by it.

We encourage you to read the accompanying proxy statement/prospectus carefully because it explains the proposed merger, the documents related to the merger, the special meeting and other related matters. In particular, please see the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. You can also obtain additional information about Mossimo and Iconix from documents each party has filed with the Securities and Exchange Commission.

Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing to Mossimo the enclosed proxy card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name,” you must instruct your broker to vote your shares on your behalf.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these transactions or the securities to be issued under this proxy statement/prospectus, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This document is a proxy statement that Mossimo is using to solicit proxies for use at its special meeting of stockholders. It is also a prospectus relating to shares of Iconix common stock proposed to be issued in connection with the merger, and it will also cover the resale by certain affiliates of Mossimo, named as selling stockholders in this proxy statement/prospectus, of an aggregate of up to 2,333,101 of such shares and additional shares, if any, received by the selling stockholder pursuant to the non-transferable contingent share rights.

This proxy statement/prospectus is dated ________ ___, 2006, and is first being mailed to stockholders of Mossimo on or about ________ ___, 2006.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Iconix from documents that are not included in or delivered with this proxy statement/prospectus. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” on page 112 and “Information Incorporated by Reference” on page 113.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Iconix or from the Securities and Exchange Commission, which is referred to as the SEC throughout this proxy statement/prospectus, through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Iconix, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus.

Iconix stockholders may request a copy of such documents in writing or by telephone by contacting:

Iconix Brand Group, Inc.
1450 Broadway, 4th Floor
New York, New York 10018
Attention: Chief Financial Officer
Telephone number: (212) 730-0030

Although this proxy statement/prospectus does not incorporate information about Mossimo by reference to documents not included with this proxy statement/prospectus, Mossimo also files reports with the SEC containing important information about Mossimo’s business, and Mossimo stockholders may request a copy of such documents, without charge (excluding any exhibits to those documents), in writing or by telephone by contacting:

Mossimo, Inc.
2016 Broadway Boulevard
Santa Monica, California 90404
Attention: Chief Financial Officer
Telephone number: (310) 460-0040

If you would like to request documents from Iconix and/or Mossimo, please do so at least ten business days before the date of the special meeting to receive timely delivery of those documents prior to the special meeting.

You may also obtain additional copies of this proxy statement/prospectus or proxy cards related to the proxy solicitation at no charge by contacting Mossimo’s Chief Financial Officer, Vicken Festekjian, telephone number (310) 460-0040.

For information about where to obtain copies of documents, see “Where You Can Find More Information” on page 112.

The information in this proxy statement/prospectus is not complete and may be changed. Iconix Brand Group, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy, nor shall there be any sale of, these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

[MOSSIMO LOGO]

Mossimo, Inc.
2016 Broadway Boulevard
Santa Monica, California 90404

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ____________ __, 2006

We cordially invite you to attend a special meeting of stockholders of Mossimo, Inc., a Delaware corporation. This special meeting will be held at ____, California time, on ____________, 2006, at __________________________________, for the following purposes:

1.
To adopt the agreement and plan of merger pursuant to which Iconix Brand Group, Inc. will acquire all of the common stock of Mossimo for (a) 0.2271139 shares of Iconix common stock and $4.25 in cash per share of Mossimo common stock, subject to adjustment under certain conditions, and (b) a non-transferable contingent share right to receive additional common stock of Iconix after the first anniversary of the merger if Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the year following the merger.

2.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

These items of business are described in the attached proxy statement/prospectus. Only Mossimo stockholders of record at the close of business on August 15, 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof.

The board of directors of Mossimo has unanimously approved the agreement and plan of merger and the transactions contemplated by it, and has determined that the adoption of the agreement and plan of merger is advisable and that the transactions contemplated by it are fair to, and in the best interests of, all stockholders of Mossimo. Accordingly, the board of directors recommends that stockholders vote FOR the adoption of the agreement and plan of merger and the proposed merger.

A complete list of Mossimo’s stockholders entitled to vote at the special meeting will be available for inspection at the offices of Mossimo during regular business hours for a period of not less than ten days before the special meeting.

The completion of the merger is conditioned on the adoption of the agreement and plan of merger by the affirmative vote of holders of a majority of the issued and outstanding shares of common stock of Mossimo . The merger agreement requires Mossimo Giannulli, the holder of approximately 64.2% of the outstanding Mossimo common stock, to vote all of his shares in favor of the merger agreement and the transactions contemplated by it unless the Mossimo board of directors withdraws its recommendation and terminates the merger agreement. Therefore, the vote of Mr. Giannulli’s shares alone will be sufficient to approve the merger agreement and the proposed merger.

Appraisal rights may be available under Section 262 of the Delaware General Corporation Law. To exercise appraisal rights, Mossimo stockholders must deliver a written demand to Mossimo before the vote is taken on the merger agreement at the special meeting, must vote AGAINST the agreement and plan of merger and the proposed merger or refrain from voting on the merger proposal, and must meet all other requirements of Section 262. A copy of Section 262 is included as Appendix C to the attached proxy statement/prospectus, and a summary of Section 262 can be found under “The Merger—Appraisal Rights” starting on page 51 of the attached proxy statement/prospectus.

Even if you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card to ensure that your shares will be represented at the special meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

If you do not return or submit a proxy or vote in person at the special meeting, the effect will be the same as a vote against the proposal to approve and adopt the merger agreement and the transactions contemplated by it, including the merger.

The merger is described in the accompanying proxy statement/prospectus, which you are urged to read carefully. A copy of the agreement and plan of merger is included as Appendix A to the accompanying proxy statement/prospectus.

By order of the board of directors,

Mossimo G. Giannulli
Chairman and co-Chief Executive Officer
Santa Monica, California
September [●], 2006

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this proxy statement/prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Iconix. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this proxy statement/prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Iconix since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION	1
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	2
About the Merger	2
About the Special Meeting	3
How to Get More Information	5
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	6
The Companies	6
Structure of the Merger	7
What You Will Receive	8
Recommendation of Mossimo’s Board of Directors	9
Mossimo’s Reasons for the Merger	9
Fairness Opinion of FMV Opinions, Inc. to Mossimo’s Board of Directors	9
The Mossimo Special Meeting	10
Interests of Mossimo’s Directors and Executive Officers	10
Transaction-Related Costs and Financing Arrangements	11
Conditions to Closing	11
Termination of the Merger Agreement	12
Termination Fees to Be Paid by Mossimo	13
Mossimo Prohibited From Soliciting Other Offers	13
Regulatory Matters Relating to the Merger	13
Material U.S. Federal Income Tax Consequences	14
Resale of Iconix Common Stock Issued in the Merger	14
Appraisal Rights for Mossimo Stockholders	14
Comparative Market Prices and Dividends	14
Surrender of Mossimo Stock Certificates	15
Accounting Treatment	15
Comparison of Rights of Iconix Stockholders and Mossimo Stockholders	15
SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF ICONIX	16
SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF MOSSIMO	19
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA	20
COMPARATIVE PER SHARE MARKET PRICE DATA	21
RISK FACTORS	22
Risks Relating to the Merger	22
Risks Relating to Iconix’s Operations After Completion of the Merger	25
THE MOSSIMO SPECIAL MEETING	31
Proposal to be Considered at the Special Meeting	31
Voting Rights; Quorum; Vote Required for Approval	31
Voting and Revocation of Proxies	31
Voting by Mossimo Directors and Executive Officers	32
Proxy Solicitation	32
Effective Time of the Merger	32
Payment of Merger Consideration and Surrender of Stock Certificates	32
Merger Financing	33
Interests of Certain Persons in the Merger; Potential Conflicts of Interest	33
Intent to Vote; Recommendations	35
Estimated Fees and Expenses of the Merger	35
MERGER	36

Background and Reasons for the Merger	36
Structure of the Merger	39
What You Will Receive	40
Position of Mossimo as to the Fairness of the Merger; Recommendation of Mossimo’s Board of Directors	41
Opinion of Financial Advisor to Mossimo	42
Position of Mossimo as to the Purposes, Alternatives, Reasons and Effects of the Merger	50
Position of Iconix as to the Purposes, Alternatives, Reasons and Effects of the Merger	50
Iconix’s Plans for Mossimo	51
Appraisal Rights	51
Material U.S. Federal Income Tax Consequences	53
Certain Legal Matters	55
Regulatory Filings and Approvals	56
THE MERGER AGREEMENT	57
Structure of the Merger	57
Merger Consideration	57
Treatment of Mossimo Stock Options	57
Completion and Effectiveness of the Merger	57
Dissenters’ Shares	58
Representations and Warranties	58
Conditions to the Merger	59
Waiver	59
Exchange of Mossimo Stock Certificates for Iconix Stock Certificates and Cash	59
Interim Operations	60
Access to Information	60
Notices of Certain Events; Continuing Disclosure	60
Compensation	61
Modern Amusement	61
Consents	61
Non-Solicitation	61
Class Action Suit	62
Confidentiality	62
Indemnification	62
Voting	62
Termination	62
Termination Fee	63
Expenses	63
INFORMATION ABOUT MOSSIMO	63
General	63
Modern Amusement	63
Licensing	64
Products	65
Sourcing, Manufacturing, and Distribution	65
Marketing and Advertising	65
Trademarks	66
Personnel	66
Code of Ethics	66
Mossimo Risk Factors	66
Certain Federal Tax Consequences	68
Properties	68
Legal Proceedings	69
Market Price and Dividends of Mossimo’s Common Stock	69
Mossimo Quantitative and Qualitative Disclosure About Market Risk	70
Mossimo Financial Statements and Supplementary Data	70

Mossimo Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	70
Holders of Mossimo Common Stock	70
Dividends and Dividend Policy	70
Pre-Merger Principal Stockholders of Mossimo	70
Mossimo Management’s Discussion And Analysis of Financial Condition and Results of Operations	71
INFORMATION ABOUT ICONIX	79
Background	79
Description of Iconix’s Securities	80
Legal Proceedings	84
Pre-Merger Principal Stockholders of Iconix	86
Post-Merger Principal Stockholders of Iconix (Pro Forma)	87
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS	89
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	99
SELLING STOCKHOLDERS	109
PLAN OF DISTRIBUTION	110
OTHER MATTERS AT THE SPECIAL MEETING	111
FUTURE MOSSIMO STOCKHOLDER PROPOSALS	111
LEGAL MATTERS	111
EXPERTS	112
WHERE YOU CAN FIND MORE INFORMATION	112
INFORMATION INCORPORATED BY REFERENCE	113

APPENDICES

Appendix A	Agreement and Plan of Merger dated as of March 31, 2006 among Iconix Brand Group, Inc., Moss Acquisition Corp., Mossimo, Inc., and Mossimo Giannulli

Appendix B	Registration Rights Agreement dated as of March 31, 2006 among Iconix Brand Group, Inc., Mossimo Giannulli and Edwin Lewis (to become effective as of the closing of the merger)

Appendix C	Section 262 of the Delaware General Corporation Law (Appraisal Rights)

Appendix D	Lock-up Agreement as of March 31, 2006 among Iconix Brand Group, Inc., Mossimo Giannulli and Edwin Lewis (to become effective as of the closing of the merger)

Appendix E	Opinion of FMV Opinions, Inc.

Appendix F	Financial Statements of Mossimo, Inc. for the Year Ended December 31, 2005

Appendix G	Financial Statements of Mossimo, Inc. for the Six Months Ended June 30, 2006

Appendix H	Financial Statements of Mudd (USA) LLC for the Quarter Ended March 31, 2006 and 2005

This document incorporates important business and financial information about Iconix from documents filed with the SEC that are not included in or delivered with this document. This information is available without charge at the SEC’s website at http://www.sec.gov, as well as from other sources. See “ Where You Can Find More Information” below.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

The statements contained or incorporated by reference in this proxy statement/prospectus that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “expect,” “anticipate,” “predict,” “potential,” “project,” “counting on,” “plan,” “seek,” “continue,” “want,” “forecast,” “should,” “would,” “is confident” and “will” and similar expressions as they relate to Iconix or Mossimo are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Except to the extent required by federal securities laws, neither Iconix nor Mossimo undertakes any obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Expected cost savings from the merger may not be fully realized or realized within the expected time frame, and costs or expenses relating to the merger may be higher than expected;

•	Revenues or net income following the merger may be lower than expected;

•	Costs or difficulties related to (i) completing the merger and (ii) following the merger, the integration of the business of Mossimo into Iconix may be greater than expected;

•
Synergies and accretion to reported earnings estimated to result from the merger may not be realized and the level of costs and expenses incurred by Iconix in connection with the merger may be higher than expected;

•	Iconix’s future operating results will depend on a number of factors beyond its control, which could cause its results to fluctuate significantly over time;

•	Iconix’s business is very competitive, and increased competition could reduce royalty revenue and net income;

•	Iconix depends on both senior management and certain key operating employees. If Iconix is unable to attract and retain these individuals, its results of operations may decline;

•	Interest rates on Iconix’s debt could increase;

•	Iconix may not be able to consummate future acquisitions, and those acquisitions that it does complete may be difficult to integrate into its business;

•	If stockholders sell their Iconix shares, the market price of Iconix common stock could be depressed;

•	Principal stockholders who own a significant number of Iconix’s shares may have interests that conflict with yours;

•
Iconix may discover internal control deficiencies in its operations or in an acquisition that must be reported in its SEC filings, which may result in a negative reaction by its stockholders that adversely impacts Iconix’s stock price;

•	Iconix’s acquisitions, including Mossimo, might fail to perform as anticipated, which could result in an impairment charge to write off some or all of the trademarks or goodwill for that entity;

•
Although Iconix plans to acquire additional brands, it may not succeed in identifying appropriate candidates or negotiating acceptable terms. If Iconix is unable to carry out its goals to acquire additional brands, its results of operations may be adversely affected; and

•	Other economic, business, competitive or regulatory factors may affect Iconix’s and Mossimo’s businesses generally as described in Iconix’s and Mossimo’s filings with the SEC.

All subsequent written and oral forward-looking statements attributable to Iconix or Mossimo or persons acting on their behalf are expressly qualified in their entirety by the foregoing. New risks and uncertainties may arise from time to time. We cannot predict these events or how they might impact us. For more information, see “Risk Factors” beginning on page 22 of this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

In the following section we present questions that you, as a stockholder of Mossimo, Inc. may have regarding the merger and the special meeting of Mossimo stockholders. We also present brief answers to those questions which in many cases refer to other sections of this proxy statement/prospectus where more detailed information may be found. We refer to Mossimo, Inc. throughout this proxy statement/prospectus as Mossimo; Iconix refers to Iconix Brand Group, Inc. and, unless the context otherwise requires, to its subsidiaries, including IP Holdings LLC, which is referred to as IP Holdings. We urge you to read carefully this proxy statement/prospectus, including the documents included as appendices, because the information in this section does not provide all the information that might be important to you with respect to the matters being considered at the special meeting. Additional important information is also contained in the documents that are incorporated by reference in this proxy statement/prospectus. Copies of Iconix’s Annual Report on Form 10-K and other documents incorporated by reference in this proxy statement/prospectus are enclosed herewith.

Except as otherwise specifically noted, references to “us,” “we” and “our” refer to both Iconix and Mossimo.

About the Merger

Q:	What is the purpose of the special meeting?
A:    Iconix is proposing to acquire all of the outstanding capital stock of Mossimo. You are being asked to vote to adopt and approve the Agreement and Plan of Merger, dated as of March 31, 2006, by and among Iconix, Moss Acquisition Corp., Mossimo and Mossimo Giannulli, which we refer to in this proxy statement/prospectus as the merger agreement. The merger agreement contemplates a merger transaction in which Mossimo will merge with and into Moss Acquisition Corp. and thereby become a wholly-owned subsidiary of Iconix. We refer to this transaction as the merger throughout this proxy statement/prospectus.

Q:	What will I receive in the merger?
A:    For each share of Mossimo common stock you hold, you will receive consideration consisting of $4.25 cash and 0.2271139 of a share of Iconix common stock, subject to certain adjustments, unless you follow all of the statutory requirements to obtain appraisal rights. For information about the risks of holding Iconix common stock, see “Risk Factors” beginning on page 22 of this proxy statement/prospectus. You will also receive a non-transferable contingent share right entitling you to additional shares of Iconix common stock after the first anniversary of the merger if the Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the year following the merger. In the last five years, Iconix common stock has not closed at or above $18.71. After the merger, Mossimo common stock will no longer be publicly traded and Moss Acquisition Corp. will change its name to Mossimo, Inc. and will be the surviving corporation. For more information concerning the merger consideration, please see the section entitled “Summary of the Proxy Statement/Prospectus - What You Will Receive” beginning on page 8. The Iconix common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for Iconix common stock issued to any person who is deemed to be an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Mossimo. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Mossimo and include Mossimo directors and certain officers as well as its principal stockholders. Affiliates may not sell their Iconix common stock acquired in the merger except pursuant to: an effective registration statement under the Securities Act covering the resale of those shares;   an exemption under paragraph (d) of Rule 145 under the Securities Act; an exemption under Rule 144 under the Securities Act; or any other applicable exemption under the Securities Act. The registration statement of which this proxy statement/prospectus forms a part will cover the resale of the number of shares of Iconix common stock acquired by Mr. Giannulli and, if applicable, Edwin Lewis, Co-Chief Executive Officer and a director of Mossimo. Mr. Giannulli and, if applicable, Mr. Lewis are Mossimo affiliates within the meaning of the Securities Act. This registration for resale will permit those stockholders to sell the shares of Iconix common stock they receive pursuant to the merger except to the extent that such shares are subject to certain lock-up arrangements. For more information concerning the resale of Iconix common stock issued in connection with the merger, please see the sections entitled “Summary of the Proxy/Statement Prospectus—Resale of Iconix Common Stock Issued in the Merger” and “Selling Stockholders.”

Q:	What is this document?
A:    Mossimo’s board of directors is using this document as a proxy statement to solicit proxies from the holders of Mossimo common stock to be voted at the special meeting. In addition, Iconix is using this document as a prospectus because Iconix is offering shares of Iconix common stock in exchange for shares of Mossimo common stock in the merger.

Q:	Does Mossimo’s board of directors recommend that Mossimo stockholders vote “FOR” the merger agreement?
A:   Yes. Mossimo’s board of directors unanimously recommends that Mossimo stockholders vote “FOR” the adoption and approval of the merger agreement. To review the board’s reasons for recommending the merger agreement, please see the section entitled “The Merger - Position of Mossimo as to the Fairness of the Merger; Recommendation of Mossimo’s Board of Directors” beginning on page 41.

Q:	When do you expect to complete the merger?
A:   We expect to complete the merger as soon as possible after Mossimo stockholders adopt and approve the merger agreement at the special meeting, and after the satisfaction or waiver of all other conditions to the merger. We cannot predict when, or if, these conditions will be satisfied or waived, although we believe the merger can be completed in the fourth quarter of 2006.

About the Special Meeting

Q:	When and where is the Mossimo special meeting?	A: The Mossimo special meeting will take place on __________, 2006, at ____, California time, and will be held at _______________________.

Q:	Who is entitled to vote at the special meeting?
A:   Holders of record of Mossimo common stock at the close of business on August 15, 2006, which is the date Mossimo’s board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:	What is the required vote to adopt and approve the merger agreement?
A:    For the merger to occur, the merger agreement must be adopted and approved by the holders of a majority of the outstanding shares of Mossimo common stock. The merger agreement requires Mossimo Giannulli, who holds approximately 64.2% of the outstanding Mossimo common stock, to vote all of his shares in favor of the adoption and approval of the merger agreement unless the Mossimo board of directors withdraws its recommendation that Mossimo stockholders vote in favor of the merger agreement and terminates the merger agreement. Therefore, unless the merger agreement is terminated prior to the special meeting in accordance with its terms, you should expect that the merger agreement will be approved at the special meeting regardless of the votes of any Mossimo stockholders other than Mr. Giannulli. The stockholders of Iconix are not required to approve the merger agreement. For additional information regarding the merger agreement, including the termination provisions, please see the summary of the merger agreement under “The Merger Agreement” beginning on page 57.

Q:	How do I vote shares I own directly?
A:   You can vote in person at the special meeting or you can vote by mail as described below. We recommend that you vote by proxy, even if you plan to attend the special meeting. If you abstain from voting or do not vote your shares, it will have the same effect as voting against the adoption and approval of the merger agreement.

If your shares are held in your name, you can vote by proxy as follows:

•   By mail: Complete, sign, date and return your proxy card in the enclosed pre-addressed, postage-paid envelope.

Q:	How do I vote shares I hold through a nominee?
A:    If you hold shares through someone else, such as a stockbroker, bank or other nominee, you will receive material from that firm asking how you want to vote. You can complete the firm’s voting form and return it to the firm. If you do not provide your broker, bank or nominee with instructions on how to vote your shares, your broker, bank or other nominee will not be permitted to vote your shares on the merger agreement, which will have the same effect as voting against the adoption and approval of the merger agreement. Therefore, you should be sure to provide your broker, bank or other nominee with instructions on how to vote your shares.

If you intend to vote your nominee shares in person at the special meeting, you must obtain from your nominee a proxy card which covers your shares and bring it to the special meeting.

Q:	May I change my vote after I have submitted my proxy?
A:   Yes. If you are the stockholder of record, you may change your vote in one of the following ways before your proxy is voted at the special meeting:

•   submit to the secretary of Mossimo a revocation letter with a later date than the date of your proxy card;

•   deliver, no later than 11:59 p.m., Eastern Time, on ____________________, 2006, a second completed and signed proxy card dated later than the first signed proxy card; or

•   attend the special meeting and vote in person.

Q:	Do I need to attend the special meeting in person?	A: No. It is not necessary for you to attend the special meeting to vote your shares if Mossimo has previously received your proxy, although you are welcome to attend.

Q:	Should I send in my Mossimo stock certificates with my proxy card?
A:    No.  Please do not send your Mossimo stock certificates with your proxy card. After the merger is completed, Continental Stock Transfer & Trust Company, acting as Iconix’s exchange/paying agent, will send you instructions (including a letter of transmittal) explaining how to exchange your shares of Mossimo common stock for the appropriate number of shares of Iconix common stock and cash.

Q:	What if I receive more than one proxy card or proxy voting instruction card for the special meeting?
A:   This may mean that your shares of Mossimo common stock are held in different ways or in more than one account. Please complete, sign, date and return by one of the methods described herein all proxy cards or proxy voting instruction cards you receive to ensure that all of your shares of Mossimo common stock are voted at the special meeting.

How to Get More Information

Q:	Where can I find more information about Iconix?
A:   Much of the business and financial information about Iconix that may be important to you is not included in this proxy statement/prospectus. Instead, this information is incorporated by reference to documents separately filed by Iconix with the Securities and Exchange Commission, which we refer to throughout this proxy statement/prospectus as the SEC. Mossimo also files reports with the SEC containing important business and financial information about Mossimo, although this proxy statement/prospectus does not incorporate Mossimo documents by reference. See “Where You Can Find More Information” beginning on page 112, for a list of documents that Iconix has incorporated by reference into this proxy statement/prospectus and for instructions on how to obtain copies of documents filed with the SEC by Iconix and Mossimo. The documents are available to you without charge. Copies of Iconix’s Annual Report on Form 10-K and other documents incorporated by reference in this proxy statement/prospectus are enclosed herewith.

Q:	Whom do I call if I have questions about the merger or the special meeting?
A:    If you have any questions about the merger or the special meeting or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Mossimo’s Chief Financial Officer, Vicken Festekjian, at (310) 460-0040.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that is important to you. Accordingly, Iconix and Mossimo encourage you to read carefully this entire proxy statement/prospectus, including the appendices and the documents that are incorporated by reference. You may obtain a copy of the documents that Iconix has incorporated by reference without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 112 of this proxy statement/prospectus. We have included page references in this summary to direct you to more complete descriptions of the topics presented in this summary.

The Companies

Mossimo, Inc. (page 63)

2016 Broadway Boulevard
Santa Monica, California 90404
(310) 460-0040

Mossimo is a Delaware corporation formed in November 1995 which operates as a designer and licensor of apparel and related products principally under the “Mossimo” brand. Mossimo licenses the Mossimo brand to domestic and international third parties with Target Corporation and its affiliates, Mossimo’s primary domestic licensee. We refer to Target Corporation and its affiliates as “Target” throughout this proxy statement/prospectus. Mossimo’s design and licensing strategy is based on its belief that moderately priced apparel and accessories can be produced more effectively by large retailers that interact daily with consumers and operate with significant economies of scale.

Mossimo also licenses its Mossimo trademarks and provides design services to retailers outside of the United States, and licenses its Mossimo trademarks for use in collections of eyewear and women’s swimwear and bodywear sold in Target stores in the United States.

Mossimo’s net revenues for the year ended December 31, 2005 and the six months ended June 30, 2006 were approximately $31.0 million and $15.2 million, respectively, and its net income for the same periods was approximately $4.7 million and $1.5 million, respectively.

Iconix Brand Group, Inc. (page 79)

1450 Broadway, 4th Floor
New York, New York 10018
(212) 730-0030

Iconix is a brand management company engaged in licensing, marketing and providing trend direction for its portfolio of consumer brands. It currently owns seven highly recognizable brands: Candie’s®, Bongo®, Badgley Mischka®, Joe Boxer®, Rampage® , Mudd® and London Fog.® Iconix licenses its brands directly to leading retailers and wholesalers for use in connection with a broad array of product categories, including apparel, footwear, accessories, beauty and fragrance and home accessories. Iconix’s brands are also distributed across a wide range of distribution channels, from the mass to the luxury markets, and target a broad range of customers. Iconix seeks to maximize the value of its brands by developing innovative marketing campaigns to increase brand awareness and by providing trend direction to its licensees to enhance product appeal.

As a brand management company, Iconix is able to transfer the typical operating company responsibilities of product design, manufacture and distribution to its carefully selected licensing partners, allowing Iconix to focus on the core elements of brand management: licensing, marketing and trend direction. Iconix retains in its license agreements significant oversight rights with respect to product design, packaging, channel selection and presentation to ensure consistency with its overall brand direction. Iconix’s business model is further differentiated from that of the traditional operating company by Iconix’s efficient approach to acquisitions and the multi-faceted diversification of its licensing portfolio: by brand, by product category and by distribution channel. As a result, Iconix believes its business model allows it to grow faster and generate higher net income with lower operating risk than a traditional operating business model. Key aspects of Iconix’s business model include its:

•	applicability to a broad pool of consumer brands;

•	focused acquisition platform, which enables Iconix to quickly evaluate and easily integrate acquired brands;

•	scalability, which allows Iconix to leverage its existing infrastructure to add and manage new licenses;

•	predictable base of guaranteed minimum royalties; and

•	low overhead, absence of inventory risk and minimal capital spending requirements.

Until recently, Iconix was a fully operating manufacturer and marketer of footwear and jeanswear products under two proprietary trademarks: Candie’s, which it has owned since 1993, and Bongo, which it has owned since 1998. In 2003, Iconix began to implement a shift in its business model designed to transform it from an operating company to a licensing entity, and away from the direct design, manufacturing, marketing and sale of merchandise, in order to maximize its core competencies in marketing and maximizing brand equity. In May 2003, Iconix licensed its Bongo footwear business to Kenneth Cole Productions, Inc. and its Candie’s footwear business to Steve Madden Ltd.  In June 2004, Iconix licensed its Bongo jeanswear business, which had been previously operated by a third party manager through its subsidiary, Unzipped, Inc.  In 2004, Iconix eliminated all of its legacy retail and manufacturing operations relating to footwear, reducing its workforce from over 200 to under 40. By the end of 2004, Iconix also entered into its first multi-category retail license agreement, pursuant to which it granted Kohl’s Department Stores, Inc. the exclusive right to design, manufacture, sell and distribute a broad range of products under the Candie's trademark in return for average guaranteed minimum royalties to Iconix of between $8.0 and $9.0 million per contract year. Iconix also began to grow its consumer brand portfolio and, from October 2004 through August 2006, it acquired five additional brands: Badgley Mischka, Joe Boxer, Rampage, Mudd and London Fog.

Iconix was incorporated under the laws of the state of Delaware in 1978. In July 2005, it changed its name from Candies, Inc. to Iconix Brand Group, Inc. Candie’s®, Bongo®, Joe Boxer®, Rampage® ,Mudd® and London Fog® are registered trademarks of Iconix’s wholly-owned subsidiary, IP Holdings, and Badgley Mischka® is the registered trademark of its wholly-owned subsidiary, Badgley Mischka Licensing LLC. Each of the other trademarks, trade names or service marks of other companies appearing in this proxy statement/prospectus or information incorporated by reference into this proxy statement/prospectus is the property of its respective owner.

Iconix’s net revenues for the year ended December 31, 2005 and for the six months ended June 30, 2006 were approximately $30.2 million and $31.7 million, respectively. Iconix’s net income for the year ended December 31, 2005 and for the six months ended June 30, 2006 were approximately $15.9 million and $15.7 million, respectively.

In April 2006, Iconix acquired certain assets of Mudd (USA) LLC related to the Mudd brand, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan. In consideration for these assets, Iconix paid the seller $45 million in cash and 3,269,231 shares of Iconix common stock. The financing for this acquisition was accomplished through the private placement by IP Holdings of its asset-backed notes, secured by its intellectual property assets (including those acquired from Mudd). In connection with this acquisition, Iconix also entered into a license agreement with Mudd (USA) giving it the exclusive right to use the Mudd trademark in connection with the design, manufacture, sale and distribution of women’s and children’s jeanswear and related products in the United States, in return for which Mudd (USA) has guaranteed Iconix a designated minimum amount of revenues with respect to the royalties due to Iconix under its license and those due to Iconix from all other licenses assumed by Iconix in the acquisition, for a period of two years. This guarantee, as well as certain other of Mudd (USA)’s obligations to Iconix, are secured by its pledge of a portion of the cash and shares issued by Iconix as consideration in the acquisition.

In August 2006, Iconix completed the acquisition of the London Fog trademarks and certain related intellectual property assets from London Fog Group Inc. for $30.5 million in cash and 482,423 shares of Iconix common stock. In addition, if the market value of the stock portion of the purchase price is less than $7.0 million on the date such shares are first registered for resale, Iconix will be required to issue such number of additional shares of Iconix common stock as makes the total stock portion of the purchase price equal in value to $7.0 million as of such date. The financing for this acquisition was accomplished through the private placement by IP Holdings of its asset-backed notes, secured by its intellectual property assets (including those acquired from London Fog), together with approximately $3.1 million of Iconix’s existing funds.

Moss Acquisition Corp.

1450 Broadway
New York, New York 10018
(212) 730-0030

Moss Acquisition Corp., a Delaware corporation, is a wholly-owned subsidiary of Iconix and was formed for the purpose of effecting the merger. Moss Acquisition Corp. has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.

Structure of the Merger (page 39)

Iconix, Moss Acquisition Corp., Mossimo and Mr. Giannulli entered into the merger agreement, which is the legal document governing the merger, as of March 31, 2006. Under the terms of the merger agreement, Mossimo will merge with and into Moss Acquisition Corp., with Moss Acquisition Corp. continuing as the surviving corporation. As part of the merger, Moss Acquisition Corp.’s name will be changed to Mossimo, Inc. and it will remain a wholly-owned subsidiary of Iconix. Upon completion of the merger, all Mossimo common stock will be cancelled and will no longer be publicly traded.

The merger agreement is attached to this proxy statement/prospectus as Appendix A . We strongly urge Mossimo stockholders to carefully read the merger agreement in its entirety. For a summary of the merger agreement, please see the section entitled “The Merger Agreement” beginning on page 57.

The merger agreement requires Mossimo Giannulli, holder of approximately 64.2% of Mossimo’s outstanding common stock, to vote, subject to certain exceptions, all of his shares of Mossimo common stock in favor of the adoption and approval of the merger agreement. Therefore, the vote of Mr. Giannulli’s shares alone will be sufficient to approve the merger agreement and the transactions contemplated thereby.

What You Will Receive (page 40)

Common Stock

If Iconix and Mossimo complete the merger, Mossimo stockholders will be entitled to receive at closing 0.2271139 of a share of Iconix common stock and $4.25 in cash, subject to adjustment if Mossimo has a cash balance of less than $17,000,000 (as adjusted pursuant to the merger agreement) for each share of Mossimo common stock outstanding prior to the effective time. Each Mossimo stockholder will also receive a non-transferable contingent share right to receive additional shares of Iconix common stock after the first anniversary of the merger if Iconix common stock does not close at or above $18.71 per share for at least twenty (20) consecutive trading days during the year following the merger. In the last five years, Iconix common stock has not closed at or above $18.71. In the event that this share price is met and either maintained or exceeded for the requisite period, no contingent shares would be issuable. In the event that this price is not met and maintained or exceeded for the requisite period, the number of contingent shares to be issued will be based on the greater of the average closing price of Iconix common stock for the three business days prior to closing or the highest twenty consecutive trading day average closing price during the first year after closing.

For example, if you hold 10,000 shares of Mossimo stock, you will receive 2,271 shares (10,000 * 0.2271139) of Iconix common stock and approximately $42,500 (10,000 * $4.25) in cash. If Iconix common stock does not close at or above $18.71 per share for at least twenty consecutive trading days during the year following the merger, each former holder of Mossimo common stock will be entitled to receive a number of additional shares of Iconix common stock determined by the following formula:

(a) The number of shares of Iconix common stock issued to the Mossimo stockholder as initial merger consideration multiplied by:

(b) The difference between (i) $18.71 and (ii) the greater of either:

(A) the highest twenty consecutive trading day average closing sale price during the year following the merger; or

(B) the average closing sale price of Iconix common stock as reported on the NASDAQ Global Market for three (3) business days prior to the closing;

(c) The product of which is then divided by the higher of either (A) or (B).

Thus, if a former Mossimo stockholder is issued 2,271 shares of Iconix common stock following the completion of the merger, and the average highest closing sales price of Iconix common stock over at least one twenty consecutive trading day period in the year following the merger is $14.56 (the twenty consecutive trading day average closing sale price during the period between August 10, 2006 and September 7, 2006), and if that price is higher than the average closing sale price of Iconix common stock as reported on the NASDAQ Global Market for the three (3) business days prior to the closing, then the former Mossimo stockholder would receive:

(2,271 shares * ($18.71 - $14.56)) / $14.56 = 647 additional shares of Iconix common stock.

If additional Iconix shares become payable pursuant to the non-transferable contingent share rights, former Mossimo stockholders will receive such additional shares within twenty business days after the one-year anniversary of the closing of the merger (subject to certain exceptions in case of calculation disputes). Iconix will not reserve or place any shares of its common stock in escrow for issuance pursuant to the non-transferable contingent share rights.

Stockholders of record who properly perfect appraisal rights and meet all other statutory requirements will not receive this consideration, and will instead receive the fair value of their shares as determined by a Delaware court.

The number of shares of Iconix common stock you will receive in the merger will equal the number, rounded down to the nearest whole number, determined by multiplying 0.2271139 by the number of shares of Mossimo common stock you own. You will not receive any fractional shares of Iconix common stock. Instead, you will receive cash from Iconix, without interest, for any fractional share of Iconix common stock that you might otherwise have been entitled to receive.

Based upon 16,002,775 shares of Mossimo common stock outstanding as of September 7, 2006 (including 114,568 shares owned by Iconix which shall be cancelled in accordance with the merger agreement), Iconix would issue 3,608,433 shares of common stock. Therefore immediately after completion of the merger, assuming no change in the number of shares of Mossimo common stock outstanding, former Mossimo stockholders would hold approximately 3,608,433 or 8.2% of Iconix’s then-outstanding common stock (excluding any shares which may be issued under the non-transferable contingent share rights).

Both the stock number and the cash amount can be adjusted under the merger agreement. If the average closing price of Iconix common stock for the three trading days prior to the closing of the merger equals or exceeds $22.80 per share, as determined by a formula set forth in Section 1.3(d) of the merger agreement, the aggregate value of the initial merger consideration (i.e. $4.25 per share in cash plus the market value of the Iconix shares issued at the closing of the merger) will be capped at approximately $150,000,000. Iconix may also elect to pay any portion of the initial merger consideration in excess of an aggregate of $135,147,866 in either cash or Iconix common stock. In no event may the cash portion of the merger consideration exceed 60% of the total merger consideration and in no event may the number of shares of Iconix common stock issued to Mossimo stockholders exceed 19.99% of the total issued and outstanding shares of Iconix common stock at the date of the closing of the merger or at the end of the twelve month period following the merger.

Mossimo Stock Options

Prior to the closing of the merger, each option to purchase shares of Mossimo common stock that was granted under the Mossimo stock option plans, whether vested or unvested, will be cancelled and converted into the right to receive a cash payment equal to (1) the difference between (a) $7.50 (subject to adjustment in certain circumstances) and (b) the applicable per share exercise price, multiplied by (2) the number of shares of Mossimo common stock subject to such stock option. The cash payment will be subject to any applicable withholding of taxes. If additional shares of Iconix common stock become payable to former Mossimo stockholders after the first anniversary of the merger pursuant to the non-transferable contingent share right, Iconix will pay each option holder who is entitled to payment in respect of cancelled options an amount equal to the cash value of the additional merger consideration each option holder would have received had he or she exercised the options prior to the merger (less any applicable tax withholding). Assuming no change in the number of outstanding Mossimo options, Iconix will pay aggregate consideration of approximately $1.0 million to Mossimo optionholders.

Recommendation of Mossimo’s Board of Directors (page 41)

After careful consideration, Mossimo’s board of directors determined that the merger agreement and the merger are advisable and in the best interests of Mossimo and its stockholders, and therefore has unanimously approved the merger agreement. Mossimo’s board of directors unanimously recommends that stockholders vote “FOR” the adoption and approval of the merger agreement at the special meeting.

Mossimo’s Reasons for the Merger (page 50)

Mossimo’s board of directors based its decision to approve the merger agreement on many factors, including:

•	the premium offered for the shares of Mossimo common stock over the trading price of Mossimo’s common stock prior to the date of the merger agreement;

•	its belief that the merger was more favorable to stockholders than any other alternative reasonably available to Mossimo and its stockholders;

•	the likelihood that Iconix would be able to complete the transaction and successfully integrate the Mossimo brand;

•	its belief that the market price of the Mossimo common stock was not likely to rise to the level of the purchase price in the near future if Mossimo continued as an independent company;

•	its belief that for Mossimo stockholders, Iconix shares would be a more liquid investment than Mossimo shares in light of the substantially larger trading volume in Iconix shares;

•	the financial and other terms and conditions of the merger agreement;

•
the fact that the transaction will be immediately accretive to the earnings of Iconix and the stockholders of Mossimo will be able to participate in the potential benefits of the transaction through their ownership of the Iconix common stock;

•	the market position of the combined company;

•	the likelihood, in the board’s view, that Iconix’s shares better diversify brand risk because Iconix owns multiple brands; and

•	the requirement that Mossimo obtain a fairness opinion from a financial advisor stating that the merger consideration is fair, from a financial point of view, to the holders of Mossimo’s common stock.

For a summary of the factors considered by Mossimo’s board of directors in making its decision to approve the merger agreement and recommend its adoption and approval to the Mossimo stockholders, please see the section entitled “The Merger - Background and Reasons for the Merger” and “The Merger - Position of Mossimo as to the Fairness of the Merger; Recommendation of Mossimo’s Board of Directors” beginning on page 41 of this proxy statement/prospectus.

Fairness Opinion of FMV Opinions, Inc. to Mossimo’s Board of Directors (page 42)

In connection with the merger, FMV Opinions, Inc., which we refer to throughout this proxy statement/prospectus as FMV Opinions, delivered a written opinion to Mossimo’s board of directors that as of March 31, 2006, the merger consideration to be received by the holders of Mossimo common stock in the merger is fair, from a financial point of view, to such holders. The full text of FMV Opinions’ written opinion, dated as of March 31, 2006, is attached to this proxy statement/prospectus as Appendix E . We encourage you to read this opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. FMV Opinions’ opinion was provided to Mossimo’s board of directors in connection with its evaluation of the merger consideration, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger.

The Mossimo Special Meeting (page 31)

Date, Time and Place

The special meeting will be held on ________________, 2006, at _____, California time, at __________.

Matters to be Considered

You will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and the transactions contemplated thereby, and any other business properly brought before the meeting.

Record Date

If you own shares of Mossimo common stock at the close of business on August 15, 2006, which we refer to throughout this proxy statement/prospectus as the record date, you will be entitled to vote at the special meeting. You have one vote for each share of Mossimo common stock owned on the record date. As of September 7, 2006, there were 174 stockholders of record of Mossimo common stock, as shown on the records of Mossimo’s transfer agent.

Required Vote

Adoption and approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Mossimo common stock outstanding on the record date. The merger agreement requires Mr. Giannulli, who owns approximately 64.2% of the outstanding Mossimo common stock, to vote all of his shares in favor of adoption and approval of the merger agreement unless the Mossimo board of directors withdraws its recommendation that stockholders vote in favor of the merger agreement and terminates after the merger agreement. Therefore, unless the merger agreement terminates in accordance with its terms, the merger agreement will be adopted and approved at the special meeting without the vote of any stockholder other than Mr. Giannulli.

Interests of Mossimo’s Directors and Executive Officers (page 33)

In considering Mossimo’s board of directors’ recommendation, Mossimo stockholders should be aware that some officers, directors, and other key employees of Mossimo have interests in the merger that may be different from, or in addition to, those of Mossimo stockholders generally, including the following:

•
In connection with the merger agreement, Iconix, Mr. Giannulli and Mr. Lewis agreed to enter into a registration rights agreement, which will become effective at, and subject to, the closing of the merger, pursuant to which Iconix will register with the SEC all shares of Iconix common stock to be received in the merger by Mr. Giannulli. Although there is no agreement, express or implied, to do so, Mr. Giannulli is considering a possible transfer of up to one-half the after-tax proceeds received by him in the merger to Mr. Lewis in recognition of the role Mr. Lewis has played in Mossimo. Mossimo filed the form of registration rights agreement with the SEC on April 6, 2006 as Exhibit I to the Agreement and Plan of Merger filed as Exhibit 2.1 to Mossimo’s Current Report on Form 8-K. Mossimo’s directors are not aware of any other Mossimo stockholders who will require a registration statement to resell Iconix stock received in the merger.

•
As consideration for investment banking services provided in connection with Mossimo’s negotiation and evaluation of the proposed merger and any alternative proposals, Mossimo has agreed to pay B. Riley & Co., Inc. an investment banking fee of $600,000. This fee is not contingent on the completion of any transaction. Bryant R. Riley, a director of Mossimo, is chairman and chief executive officer of B. Riley & Co., Inc. Because of this fee arrangement, Mr. Riley may be deemed to have an indirect material interest in the merger.  This fee was accrued and expensed by Mossimo in the financial statements for the three months ended March 31, 2006.

•
In connection with the merger, Mr. Giannulli will enter into an agreement for creative director services with Mossimo and Iconix, which will become effective at, and subject to, the closing of the merger, pursuant to which Mr. Giannulli will perform design and marketing services at the request of Iconix and will perform all services required of him pursuant to Mossimo’s license agreement with Target. Iconix will compensate Mr. Giannulli for his creative director duties with 20% of all royalties earned during the term of his creative director services agreement from sales, licensing or other economic exploitation of merchandise, licenses, trademarks or other tangible or intangible property related to the Mossimo brand, other than any royalties or other payments with respect to (i) the Target agreement, and (ii) any Mossimo goods sold by or through Target and its affiliates. The creative director services agreement provides for Mr. Giannulli to receive a non-refundable draw, at the annual rate of $250,000 per year, against the royalty payments. Based on the current level of royalties from licensees other than Target, it is expected that Mr. Giannulli’s income from this agreement will be lower than his current compensation as a Mossimo officer.

•
Although there is no agreement, express or implied, to do so, Mr. Giannulli is considering a possible transfer of up to one-half the after-tax proceeds received by him in the merger to Mr. Lewis in recognition of the role Mr. Lewis has played in Mossimo.

•
Iconix has required that, as a condition to Iconix’s obligation to close the merger, Mr. Giannulli acquire from Mossimo all of the capital stock of Mossimo’s subsidiary Modern Amusement, Inc. prior to the effective date of the merger. Approximately $2,000,000 of the consideration to be paid will be payable by a promissory note which will be issued by Mr. Giannulli and payable in four equal installments over two years. The remaining consideration, in an approximate amount of $1.3 million will be paid in cash. Prior to this divestiture of Modern Amusement, the cash remaining on Modern Amusement’s balance sheet will be distributed to Mossimo, Inc. Iconix required that Mossimo divest Modern Amusement as a condition to the closing of the merger because Modern Amusement, which designs, manufactures and distributes clothing, does not fit into Iconix’s business model or strategy, which focuses exclusively on licensing.  Based on the unaudited pro forma condensed combined financial statements appearing elsewhere in this proxy statement/prospectus, the total selling price is expected to be $3.3 million. The terms of this disposition were negotiated on an arm’s-length basis between Mr. Cole and Mr. Giannulli after Iconix indicated it did not wish to acquire Modern Amusement because Modern Amusement does not fit the Iconix business model.

•	Certain Mossimo directors and executive officers will be entitled to receive cash payments in respect of unexercised stock options in connection with the proposed merger.

•	Mossimo’s executive officers and directors will be entitled to continued indemnification and certain liability insurance coverage under the merger agreement.

•
In connection with the merger, Iconix has entered into a consulting agreement with Mossimo’s Chief Financial Officer, Vicken Festekjian, under which Mr. Festekjian will provide consulting services to Iconix with respect to the transitioning of the current Mossimo business from the closing of the merger to December 31, 2006. Under this agreement, Iconix will pay Mr. Festekjian a monthly consulting fee of $13,750, plus an aggregate fee of $150,000.

•
All unvested stock options held by Mossimo directors Bryant R. Riley, Robert M. Martini and William Halford, and Chief Financial Officer, Vicken Festekjian, will be deemed to be vested and cancelled, as will all other previously vested stock options, in return for a cash payment equal to the number of option shares multiplied by the difference between $7.50 per share and the exercise price of such options. Pursuant to this cancellation and payment, Mossimo expects that Mr. Riley will receive approximately $62,100, Mr. Martini will receive approximately $59,355, Mr. Halford will receive approximately $219,855 and Mr. Festekjian will receive approximately $81,000.

Transaction-Related Costs and Financing Arrangements (pages 35 and 55)

Upon completion of the merger, Iconix will pay aggregate cash consideration of approximately $67.5 million to Mossimo stockholders and will issue 3,608,433 shares of Iconix common stock (excluding any shares which may be issued under the non-transferable contingent share rights), assuming no change in the number of shares of Mossimo common stock outstanding. In addition, assuming no change in the number of outstanding Mossimo options, Iconix will pay aggregate consideration of approximately $1.0 million to Mossimo optionholders.  For information regarding estimated fees and expenses of the merger, see "The Mossimo Special Meeting - Estimated Fees and Expenses of the Merger" on page 35.

In connection with the merger agreement, Iconix has obtained a commitment letter from Merrill Lynch Mortgage Capital Inc. pursuant to which Merrill Lynch Mortgage Capital Inc. has agreed to provide, subject to the satisfaction of certain conditions, a two-year loan in an aggregate amount of up to $90 million to fund, together with the existing cash resources of Iconix and Mossimo, the cash portion of the merger consideration to be paid at closing, to provide for a $33 million payment to Cherokee, Inc. pursuant to an agreement described elsewhere herein and to pay costs and expenses relating to the merger. For a more complete description of the merger financing, see “The Mossimo Special Meeting - Merger Financing” beginning on page 33.

Conditions to Closing (page 59)

The completion of the merger is subject to the satisfaction or waiver of a number of conditions, including the following:

•	adoption and approval of the merger agreement by holders of a majority of the outstanding shares of Mossimo common stock;

•	the approval for listing on the NASDAQ Global Market of the Iconix common stock to be issued to Mossimo stockholders in the merger;

•	the registration statement covering the shares of Iconix common stock to be issued to Mossimo stockholders in the merger shall have been declared effective by the SEC;

•
no more than 5% of the outstanding Mossimo common stock shall remain eligible for appraisal in accordance with the Delaware General Corporation Law, which we refer to throughout this proxy statement/prospectus as the DGCL;

•
expiration or termination of the applicable waiting period (or any extension) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, and related rules (the Federal Trade Commission and the Department of Justice granted early termination of the waiting period effective May 30, 2006);

•
the receipt of all other governmental agency consents, approvals, permits, orders and authorizations required to complete the merger (other than those which if not made or obtained would not render the merger illegal);

•
Mossimo’s receipt of a fairness opinion of FMV Opinions, Inc., or another financial advisor, that the merger consideration is fair from a financial point of view to the holders of Mossimo common stock. (This condition was satisfied on April 26, 2006 when FMV Opinions delivered to Mossimo’s board of directors the fairness opinion attached as Appendix E to this proxy statement/prospectus.) ;

•	the absence of any legal prohibitions against the merger;

•	the cancellation of all Mossimo stock options;

•
the receipt by Iconix and Mossimo of opinions of counsel, including an opinion that the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, which we refer to throughout this proxy statement/prospectus as the Code;

•	the sale of all of the outstanding capital stock of Modern Amusement, Inc. to Mr. Giannulli, which sale has been required by Iconix;

•
Mossimo’s and Iconix’s representations and warranties being true and correct as of the date of the completion of the merger, except where the failure of such representations and warranties to be true and correct would not result in a material adverse effect;

•
no claim, suit or other proceeding seeking to restrain, prohibit or change the terms of or obtain damages or other relief in connection with the merger agreement or the proposed merger shall have been instituted or threatened which, in the reasonable judgment of Iconix, makes it inadvisable to proceed with the merger;

•	the receipt of all necessary approvals and consents;

•	the performance, in all material respects, by each of Mossimo and Iconix of their respective agreements, covenants and obligations under the merger agreement and related agreements; and

•	the absence of a material adverse effect on Mossimo or Iconix.

Termination of the Merger Agreement (page 62)

Iconix and Mossimo may mutually agree in writing to terminate the merger agreement at any time before completing the merger, even after Mossimo’s stockholders have adopted the merger agreement. The merger agreement may also be terminated at any time prior to the effective time of the merger under specified circumstances, including:

•
by either Mossimo and Mr. Giannulli or Iconix and Moss Acquisition Corp., if the merger is not completed by October 30, 2006, unless the failure is the result of a willful and material breach of the merger agreement by the party seeking to terminate the merger agreement;

•	by either Mossimo and Mr. Giannulli or Iconix and Moss Acquisition Corp., if any court of competent jurisdiction or governmental entity issues a final order prohibiting or preventing the merger;

•	by either Mossimo or Iconix, if Mossimo stockholders fail to adopt the merger agreement at the special meeting;

•
by Iconix and Moss Acquisition Corp., if either Mossimo or Mr. Giannulli has breached or failed to perform any of their representations, warranties or covenants, the breach would give rise to a failure of a condition to the terminating party’s obligation to close, the breaching party is not using reasonable efforts to cure the breach and the breach cannot be or has not been cured within 5 business days of written notice of such breach to the non-breaching party;

•
by Mossimo and Mr. Giannulli if Iconix and Moss Acquisition Corp. has materially breached or failed to perform any of their representations, warranties or covenants, the breach would give rise to a failure of a condition to the terminating party’s obligation to close, the breaching party is not using reasonable efforts to cure the breach and the breach cannot be or has not been cured within 5 business days of written notice of such breach to the non-breaching party;

•
by Iconix, if Mossimo’s board of directors has (1) failed to recommend the merger agreement, (2) withdrawn or adversely modified its recommendation of the merger agreement or the merger to Mossimo’s stockholders, or (3) recommended to Mossimo stockholders any acquisition proposal (as described in the section entitled “The Merger Agreement — Non-Solicitation” beginning on page 61 of this proxy statement/prospectus) other than the merger; or

•
by Mossimo or Iconix, if Mossimo has determined to accept a superior proposal (as described in the section entitled “The Merger Agreement — Non Solicitation” beginning on page 61 of this proxy statement/prospectus).

Termination Fees to Be Paid by Mossimo (page 63)

Mossimo has agreed to pay Iconix a termination fee of $5,000,000, which would be reduced to $3,500,000 pursuant to a memorandum of understanding to settle certain litigation, if the merger agreement is terminated as the result of:

•
Mossimo’s board of directors (1) withdrawing or adversely modifying its recommendation to Mossimo stockholders to adopt the merger agreement and the merger, or (2) recommending or approving an acquisition proposal other than the merger;

•	Mossimo’s board of directors accepting a superior proposal; or

•	Mossimo’s failure to obtain stockholder approval of the merger agreement.

Mossimo Prohibited From Soliciting Other Offers (page 61)

Except in connection with the exercise by Mossimo’s board of directors of its fiduciary duties, the merger agreement provides that Mossimo will not, and will not permit its directors, officers, employees or other representatives and agents to:

•	solicit, initiate, negotiate, or encourage the submission of any acquisition proposal;

•	enter into any agreement with respect to any takeover proposal; or

•
participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal.

However, if Mossimo receives an unsolicited, bona fide written acquisition proposal by a third party prior to the special meeting, and Mossimo’s board of directors determines in good faith, after receiving advice of its outside legal counsel and financial advisor, that the proposal is a superior proposal or could reasonably be expected to lead to one, Mossimo is permitted to furnish information about its business to the third party pursuant to a confidentiality agreement, engage in discussions and negotiations with the third party, and take and disclose to Mossimo’s stockholders a position with respect to the third party’s unsolicited acquisition proposal.

On April 17, 2006 Mossimo received an unsolicited proposal from Cherokee, Inc. to acquire all of the outstanding shares of Mossimo. While unable to conclude that Cherokee’s proposal was, in fact, a superior proposal within the meaning of the merger agreement, Mossimo’s board agreed to provide information to Cherokee pursuant to a confidentiality agreement as restrictive as the one executed between Mossimo and Iconix. Cherokee and Iconix subsequently entered into a termination and settlement agreement pursuant to which Cherokee agreed to withdraw its proposal (and not to reinstate or make any new offer) to acquire all or substantially all of the capital stock of Mossimo and to terminate, simultaneously with the merger, the finders agreement between Mossimo and Cherokee in respect of Mossimo’s royalties from Target in exchange for Iconix’s agreement to pay Cherokee $33,000,000 upon the closing of the merger.

Regulatory Matters Relating to the Merger (page 56)

Under the HSR Act, the merger cannot be completed until the expiration or early termination of a waiting period that follows the filing of notification forms by both parties to the merger with the Federal Trade Commission and the Antitrust Division of the Department of Justice. Iconix and Mossimo submitted their respective notification and report forms on May 12, 2006. The Federal Trade Commission and the Department of Justice granted early termination of the waiting period under the HSR Act effective May 30, 2006. However, the Federal Trade Commission or the Department of Justice, as well as a regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion. Iconix and Mossimo must also comply with applicable federal and state securities laws and the rules and regulations of NASDAQ in connection with the merger.

Material U.S. Federal Income Tax Consequences (page 53)

In order for the merger to occur, both Iconix and Mossimo must receive an opinion from Blank Rome LLP, tax counsel to Iconix, to the effect that, based upon current law and certain other customary assumptions, the merger will qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies as a tax-deferred “reorganization,” for U.S. federal income tax purposes, (1) Mossimo generally will not recognize gain or loss as a result of the merger and (2) Mossimo stockholders generally will not recognize gain or loss as a result of the merger except to the extent of (a) cash received by them in exchange for their shares of Mossimo common stock and (b) cash received by them in lieu of fractional Iconix common shares. You may, however, recognize a taxable gain or loss when you dispose of any Iconix common shares that you receive as a result of the merger. The tax opinion of Blank Rome LLP is subject to certain assumptions and qualifications, including the accuracy of certain factual representations made by Iconix and Mossimo. This tax opinion is not binding on the Internal Revenue Service, which we refer to throughout this proxy statement/prospectus as the IRS, or any court and does not preclude the IRS or any court from adopting a contrary position. The federal income tax consequences described in this proxy statement/prospectus may not apply to all Mossimo stockholders. Your tax consequences will depend on your own situation. Tax matters are very complex and vary according to facts and circumstances applicable to each individual, and you are urged to consult your tax advisor so as to fully understand the tax consequences of the merger to you.

Resale of Iconix Common Stock Issued in the Merger (page 110)

The Iconix common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for Iconix common stock issued to any person who is deemed to be an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Mossimo. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Mossimo and include Mossimo directors and certain officers as well as its principal stockholders. Affiliates may not sell their Iconix common stock acquired in the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act;

•	an exemption under Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

The registration statement of which this proxy statement/prospectus forms a part will cover the resale of the number of shares of Iconix common stock acquired by Mr. Giannulli, and the Iconix shares, if any, which Mr. Giannulli may transfer to Mr. Lewis after the closing of the merger. See “Selling Stockholders.” This registration for resale will permit Mr. Giannulli and, if applicable, Mr. Lewis, to sell the shares of Iconix common stock they receive except to the extent that such shares are subject to certain lock-up arrangements.

Pursuant to the registration rights agreement, Iconix will also provide Mr. Giannulli, if applicable, and Mr. Lewis with certain demand and piggyback registration rights with respect to the shares of Iconix common stock to be received by Mr. Giannulli in the merger, some of which Mr. Giannulli may transfer to Mr. Lewis. Mossimo is not aware of any other Mossimo stockholders who will require registration of Iconix shares to be received in the merger other than pursuant to this proxy statement/prospectus.

Appraisal Rights for Mossimo Stockholders (page 51)

Under the DGCL, if you do not vote for adoption of the merger agreement and you comply with other statutory requirements, you may elect to receive, in cash, the judicially-determined fair value of your shares of stock instead of the merger consideration provided for under the merger agreement.

Merely voting against the merger will not protect your right to an appraisal, which requires completion of all the steps provided under the DGCL. The requirements under the DGCL for exercising appraisal rights are described in the section entitled “The Merger — Appraisal Rights” beginning on page 51 of this proxy statement/prospectus. Section 262 of the DGCL, which governs appraisal rights, is reproduced and attached as Appendix C to this proxy statement/prospectus.

If you vote for the adoption and approval of the merger agreement, you will waive your right to seek appraisal of your shares of Mossimo common stock under the DGCL.

Comparative Market Prices and Dividends (pages 20, 21 and 69)

Iconix common stock is quoted on the NASDAQ Global Market and Mossimo common stock is quoted on the NASDAQ Capital Market. Iconix common stock is quoted under the trading symbol “ICON” and Mossimo common stock is quoted under the trading symbol “MOSS.” On March 31, 2006, the last trading day before the public announcement of the signing of the merger agreement, Iconix common stock closed at $14.55 per share and Mossimo common stock closed at $5.47 per share.

On September 22, 2006, the most recent practicable date prior to the date of this proxy statement/prospectus, Iconix common stock closed at $16.25 per share and Mossimo common stock closed at $7.79 per share.

Surrender of Mossimo Stock Certificates (page 32)

Following the effective time of the merger, a letter of transmittal will be mailed by the exchange/paying agent to all holders of Mossimo common stock and will include detailed instructions for surrendering stock certificates. Certificates should not be surrendered until the letter of transmittal is received, completed and executed by the stockholder.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, Iconix will account for the merger using the purchase method of accounting for business combinations.

Comparison of Rights of Iconix Stockholders and Mossimo Stockholders (page 89)

Mossimo stockholders, whose rights are currently governed by Mossimo’s amended certificate of incorporation and amended bylaws and Delaware law, will, upon completion of the merger, become stockholders of Iconix, and their rights as such will be governed by Iconix’s certificate of incorporation and restated and amended bylaws and Delaware law .

SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF ICONIX

The following table sets forth selected historical financial data for the periods and as of the dates indicated. Iconix has derived the selected historical consolidated financial data presented as of December 31, 2005 and 2004 and for the year ended December 31, 2005, the 11 months ended December 31, 2004 and the 12 months ended January 31, 2004 from the audited consolidated financial statements of Iconix incorporated by reference in this proxy statement/prospectus. The selected historical consolidated financial data of Iconix presented as of January 31, 2004, 2003 and 2002 and for the 12 months ended January 31, 2003 and 2002 have been derived from Iconix’s audited financial statements for such periods, which are not incorporated into this document but can be found in Iconix’s publicly available documents filed with the SEC. The selected historical consolidated financial data presented as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 have been derived from the unaudited interim consolidated financial statements of Iconix incorporated by reference in this proxy statement/prospectus, which in the opinion of Iconix’s management included all adjustments, consisting of only normal recurring adjustments, that it considered necessary for a fair presentation of the financial position and results of operations of Iconix as of such date and for such unaudited periods. The historical results are not necessarily indicative of results to be expected for future periods, and results for the six months ended June 30, 2006 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2006.

You should read the information presented below in conjunction with the sections in Iconix’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the six months ended June 30, 2006 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Iconix and the related notes included in such reports, each of which is incorporated by reference into this proxy statement/prospectus. As discussed in further detail there, the comparability of the selected data for the periods presented below has been affected by several events:

•
Commencing as of May 2, 2002, the operating results of Unzipped Apparel, LLC, referred to as Unzipped, one of Iconix’s subsidiaries, which conducted the Bongo jeanswear business of Iconix until its transition to a licensing model, were consolidated. Thus, operating results commencing with the year ended January 31, 2003, are not comparable to prior years.

•
In May 2003, Iconix changed its business model from that of a jeanswear and footwear wholesaler to a licensing only model and as a result its fiscal year ended January 31, 2004, 11 months ended December 31, 2004 and year ended December 31, 2005 are not comparable with prior years.

•
In December 2004, Iconix determined to change its fiscal year end from January 31 to December 31, effective for the period ending December 31, 2004. As a result, while its most recently completed fiscal year commenced on January 1, 2005 and ended on December 31, 2005, its prior reporting year, which was its transitional period, commenced on February 1, 2004 and ended on December 31, 2004 and was thus reported as an 11-month year.

•
Iconix acquired the Badgley Mischka brand in October 2004 and the Joe Boxer and Rampage brands in the third quarter of 2005, which affects the comparability of the information reflected in the selected data presented for the 11 months ended December 31, 2004 and the year ended December 31, 2005, respectively.

Further, Iconix completed the purchase of certain assets of Mudd (USA) in April 2006.

Statement of operations data
(in thousands except per share data):

	Six Months ended June 30,		Year ended December 31,	11 months ended December 31,	Year ended January 31,
	2006	2005	2005	2004(1)	2004(2)	2003	2002
	(unaudited)
Net sales	$-	$-	$-	$58,427	$123,160	$149,543	$94,500
Licensing and commission revenue	31,678	8,587	30,156	10,553	8,217	7,240	6,902
Net revenues	31,678	8,587	30,156	68,980	131,377	156,783	101,402
Cost of goods sold	-	-	-	55,795	104,230	116,306	70,468
Gross profit	31,678	8,587	30,156	13,185	27,147	40,477	30,934
Selling, general and administrative expenses (net of recovery pursuant to an agreement of $438, $7,566, $1,626 and $438 in the year ended 12/31/05, the 11 months ended 12/31/04, the year ended 1/31/04 and in the six months ended 6/30/05, respectively)	11,501	5,308	13,880	10,154	30,682	37,872	30,688
Special charges	1,268	707	1,466	295	4,629	3,566	1,791
Operating income (loss)	18,909	2,572	14,810	2,736	(8,164)	(961)	(1,545)
Other expenses:
Interest expense (net of interest income of $295, $24, $36, $352 and $35 in the year ended 12/31/05, the 11 months ended 12/31/04, the year ended 1/31/04, the six months ended 6/30/06 and the six months ended 6/30/05, respectively)
	4,826	1,054	3,977	2,495	3,118	3,373	1,175
Equity(income) in joint venture	-	-	-	-	-	(250)	(500)
Gain on sale of securities	-	-	(75)	-	-	-	-
Income (loss) before income taxes	14,083	1,518	10,908	241	(11,282)	(4,084)	(2,220)
Provision (benefit) for income taxes	(1,619)	(1,780)	(5,035)	-	58	(139)	62
Net income (loss)	15,702	3,298	15,943	241	(11,340)	(3,945)	(2,282)

Earnings (loss) per share:
Basic	$0.42	$0.12	$0.51	$0.01	$(0.45)	$(0.17)	$(0.12)
Diluted	$0.37	$0.11	$0.46	$0.01	$(0.45)	$(0.17)	$(0.12)

Weighted average number of common shares outstanding:
Basic	37,208	28,516	31,284	26,851	25,181	23,681	19,647
Diluted	42,872	30,115	34,773	28,706	25,181	23,681	19,647

Balance Sheet Data (in thousands)

	At June 30,	At December 31,			At January 31,
	2006	2005	2004	2004	2003	2002
	(unaudited)
Total assets	$335,141	$217,244	$60,160	$74,845	$103,437	$50,670
Borrowings(3)	$143,707	$99,119	$24,953	$29,716	$37,356	$1,863
Stockholders’ equity	$172,623	$100,896	$24,258	$18,868	$29,011	$23,519

[1]
Included in operating income for the 11 months ended December 31, 2004 was a $7.6 million favorable adjustment for a shortfall payment of $6.9 million related to the management agreement between Unzipped and Sweet Sportswear LLC, with $685,000 recorded as a reserve pending the outcome of Iconix’s litigation relating to Unzipped.

[2]
Included in operating income for the fiscal year ended January 31, 2004 was a $1.6 favorable million adjustment for a shortfall payment of $74,000 related to the management agreement between Iconix’s wholly-owned subsidiary, Unzipped, and Sweet Sportswear LLC.

[3]	Included in borrowings were all third party debt and all borrowing from related parties and excludes payables from trading activities.

SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF MOSSIMO

The selected data of Mossimo presented below under the captions “Selected Statements of Income,” “Balance Sheets” and “Statements of Cash Flow” for, and as the end of, each of the years in the four-year period ended December 31, 2005, are derived from the consolidated financial statements of Mossimo, Inc. and Subsidiary, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, and report thereon, are included elsewhere in this proxy statement/prospectus. The selected data presented below for the six-month periods ended June 30, 2006 and 2005, and as of June 30, 2006, are derived from the unaudited consolidated financial statements of Mossimo, Inc. and Subsidiary included elsewhere in this proxy statement/prospectus. The financial statements for the fiscal year ended December 31, 2001 were audited by Arthur Andersen LLP, then an independent public accounting firm. The data below is only a summary and should be read in conjunction with Mossimo’s financial statements and accompanying notes for each of those periods, as well as management’s discussion and analysis of financial condition and results of operations, all of which can be found in Mossimo’s publicly available documents filed with the SEC.

(in thousands except per share data)
	Six Months Ended		Fiscal Year Ended
	June 30, 2006 (1)	June 30, 2005	December 31, 2005 (1)	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Statements of income	(unaudited)
Revenues	$15,236	$17,709	$31,028	$20,535	$19,895	$19,881	$16,666
Net earnings (loss)	$1,540	$4,049	$4,701	$2,701	$4,566	$13,665	$9,036
Earnings (loss) per common share
Basic	0.10	0.26	0.30	0.17	0.29	0.89	0.59
Diluted	0.10	0.26	0.30	0.17	0.29	0.87	0.59
Dividends	—	—	—	—	—	—	—
Balance sheets
Total assets	$35,299	$32,234	$32,234	$23,473	$26,413	$20,536	$9,294
Borrowings	—	—	—	—	—	$1,066	$4,817
Stockholders’ equity	$29,507	$26,873	$26,873	$21,713	$19,012	$13,480	$(678)
Statements of cash flows
Cash provided (used) by:
Operating activities	$1,019	$5,392	$10,031	$1,730	$2,367	$8,349	$4,666
Investing activities	$(68)	$4,697	$4,619	$(1,121)	$(5,129)	$(487)	$(104)
Financing activities	$881	$(304)	$105	$(413)	$(317)	$(3,258)	$(1,430)

(1)
For the year ended December 31, 2005, Mossimo incurred $2.18 million in costs for legal and financial advisory expenses for Mossimo and its special committee associated with the review and consideration of the transaction proposed by Mr. Giannulli to acquire all of Mossimo's remaining outstanding shares, and pending litigation relating to the proposal. In addition, for the six months ended June 30, 2006, Mossimo incurred $1.1 million related to costs for legal and financial advisory expenses primarily related to the merger of Iconix and Mossimo.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth for Iconix common stock and Mossimo common stock certain historical, pro forma combined and pro forma combined equivalent per share financial information. The pro forma combined and pro forma combined equivalent income and dividend per share data reflects the merger as if it had been effective on January 1, 2005. The pro forma combined and pro forma combined equivalent net book value per share reflects the merger as if it had been effective on June 30, 2006.

The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations for the periods presented. As of the date of this document, Iconix has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the Mossimo assets to be acquired and liabilities to be assumed and the related allocations of purchase price, nor has it identified all the adjustments necessary to conform Mossimo’s data to Iconix’s accounting policies. Actual results may differ from this pro forma combined data once Iconix has determined the final purchase price for Mossimo and has completed the detailed valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting policy changes for Mossimo. Accordingly, the final purchase price allocation, which will be determined subsequent to the closing of the merger, and its effect on results of operations, may differ materially from the pro forma combined amounts included in this section, although these amounts represent Iconix management’s best estimates as of the date of this document.

The pro forma combined and pro forma combined equivalent data is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Iconix would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

	Six months ended June 30, 2006		Year ended December 31, 2005
Iconix historical data:
Income per share	$0.42		$0.51
Income per diluted share	$0.37		$0.46
Cash dividends per share	$—		$-
Net book value per share at the end of the period (1)	$4.64		$3.23

Mossimo historical data:
Net income per basic share	$0.10	(2)	$0.30	(3)
Net income per diluted share	$0.10	(2)	$0.30	(3)
Cash dividends per share	$—		$—
Net book value per share at the end of the period (1)	$1.84		$1.70

Pro forma combined data (4):
Income per basic share (5)	$0.32		$0.56
Income per diluted share (5)	$0.28		$0.51
Cash dividends per share	$—		$-
Net book value per share at the end of the period (1)	$5.67

Pro forma combined equivalent data: (6)
Income per basic share	$0.07		$0.13
Income per diluted share	$0.06		$0.12
Cash dividends per share	$—		$-
Net book value per share at the end of the period	$1.29

(1)
The historical net book value per Iconix and Mossimo share is computed by dividing stockholders’ equity at the end of the period in question by the weighted average number of shares of Iconix and Mossimo common stock outstanding at the same date. The pro forma combined net book value per share is computed by dividing the pro forma combined stockholders’ equity at the end of the period in question by the pro forma number of shares of Iconix common stock that would have been outstanding as of June 30, 2006, assuming the merger had occurred as of that date.

(2)
The Mossimo historical net income and cash dividends per share are shown for the six months ended June 30, 2006, and have been derived by dividing (i) Mossimo’s net income as shown on its consolidated statement of operations   for the six months ended June 30, 2006, which is included with the financial statements of Mossimo attached to this proxy statement/prospectus as Appendix G by (ii) the weighted average number of Mossimo shares outstanding during the period.

(3)
The Mossimo historical net income and cash dividends per share are shown for the year ended December 31, 2005, and have been derived by dividing (i) Mossimo’s net income as shown on its audited statement of operations the year ended December 31, 2005, which is included with Mossimo’s audited financial statements attached to this proxy statement/prospectus as Appendix F by (ii) the weighted average number of Mossimo shares outstanding during the period.

(4)
The pro forma combined amounts for the six months ended June 30, 2006 have been developed from (a) the unaudited condensed consolidated financial statements of Iconix contained in its Form 10-Q for the six months ended June 30, 2006 and (b) the unaudited financial statements of Mossimo for the six months ended June 30, 2006 determined as described in Note 2 above after giving effect to pro forma adjustments for the estimated impact of purchase accounting relating to the merger and the acquisition of the Mudd brand and other adjustments determined to be appropriate in the circumstances. The pro forma combined amounts for the year ended December 31, 2005 were derived from (a) the audited consolidated financial statements of Iconix contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in this document and (b) the audited financial statements of Mossimo for the twelve months ended December 31, 2005, which are attached as Appendix F to this proxy statement/prospective, after giving effect to pro forma adjustments for the estimated impact of purchase accounting relating to the merger and the acquisition of the Joe Boxer, Rampage and Mudd brands and other adjustments determined to be appropriate in the circumstances. For more information about the pro forma combined amounts, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements”.

(5)
Shares used to calculate unaudited pro forma combined income per basic share were computed by adding 3,608,433 shares assumed to be issued in the merger (after giving effect to the cancellation of Mossimo shares held by Iconix and excluding any shares which may be issued under the non-transferable contingent share rights) in exchange for the outstanding Mossimo shares at June 30, 2006 to Iconix’s weighted average shares outstanding for the respective periods. Shares used to calculate unaudited pro forma combined income per diluted share were computed by adding 3,608,433 shares assumed to be issued in the merger (after giving effect to the cancellation of Mossimo shares held by Iconix and excluding any shares which may be issued under the non-transferable contingent share rights) to Iconix’s weighted average shares outstanding. The pro forma per share data also includes 1,028,503 contingent shares in the diluted share amount.  For this illustration, management used $14.56, the twenty consecutive trading day average closing sale price during the period between August 10, 2006 and September 7, 2006.  For more information about the pro forma combined amounts, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements”.

(6)
The pro forma combined equivalent data is calculated by multiplying the pro forma combined data amounts by the exchange ratio of 0.2271139 shares of Iconix common stock for each outstanding share of Mossimo common stock.

COMPARATIVE PER SHARE MARKET PRICE DATA

Iconix common stock trades on the NASDAQ Global Market under the symbol “ICON.” Mossimo common stock trades on the NASDAQ Capital Market under the symbol “MOSS.”

The following table sets forth the closing prices for Iconix common stock and Mossimo common stock as reported on the NASDAQ Global Market and the NASDAQ Capital Market, respectively, on March 31, 2006, the last trading day before Iconix and Mossimo announced the merger, and on September 22, 2006, the most recent practicable date prior to the date of this proxy statement/prospectus. The table also includes the market value of Mossimo common stock on an equivalent price per share basis, as determined by reference to the value of merger consideration to be received in respect of each share of Mossimo common stock in the merger. These equivalent prices per share reflect the fluctuating value of Iconix common stock that Mossimo stockholders would receive in exchange for each share of Mossimo common stock if the merger was completed on either of these dates, applying the exchange ratio of 0.2271139 shares of Iconix common stock for each share of Mossimo common stock. The equivalent prices per share do not include the shares of Iconix common stock, if any, which may be issued to former holders of Mossimo common stock following the first anniversary of the merger pursuant to the non-transferable contingent share rights.

	Iconix Common Stock	Mossimo Common Stock	Equivalent Value of Mossimo Common Stock
March 31, 2006	$14.55	$5.47	$3.30
September 22, 2006	$16.25	$7.79	$3.69

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Mossimo stockholders in determining whether to approve the merger agreement and the merger. Mossimo stockholders are urged to obtain current market quotations for Iconix and Mossimo common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to approve the merger agreement and the merger. See “Where You Can Find More Information” beginning on page 112 of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “ Cautionary Statement Concerning Forward-Looking Statements, ” you should carefully consider the following risks before deciding whether to vote for approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger. In addition, you should read and consider the risks associated with each of the businesses of Iconix and Mossimo because these risks will also affect the combined company. These risks can be found in the respective Iconix and Mossimo Annual Reports on Form 10-K for the year ended December 31, 2005, and the Iconix and Mossimo Quarterly Reports on Form 10-Q for the six months ended June 30, 2006 filed with the SEC. The Iconix reports filed with the SEC are incorporated by reference into this proxy statement/prospectus.

Risks Relating to the Merger

Iconix and Mossimo may be required to comply with material restrictions or conditions in order to obtain the regulatory approvals to complete the merger and any delays in obtaining regulatory approvals will delay and may possibly prevent the merger.

The merger is subject to review by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act. Under the HSR Act, Iconix and Mossimo were required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. The Federal Trade Commission and the Department of Justice granted early termination of the waiting period under the HSR Act effective May 30, 2006. However, the Federal Trade Commission or the Department of Justice, as well as a regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion.

The price of Iconix common stock at the time of completion of the merger might be lower than the price when the merger was publicly announced, which would decrease the value of the stock portion of the merger consideration to be received by certain Mossimo stockholders in the merger. Further, at the time of the Mossimo special meeting, Mossimo stockholders will not know the exact value of Iconix common stock that will be issued in the merger.

The price of Iconix common stock might decrease from its $14.55 market price on March 31, 2006, the last full trading day prior to the public announcement of the proposed merger, and be lower on the date of the Mossimo special meeting. If the price of Iconix common stock declines prior to the completion of the merger, the value of the stock portion of the merger consideration to be received by certain Mossimo stockholders in the merger will decrease. See “ The Merger Agreement — Merger Consideration” on page 57. The merger agreement does not provide Mossimo with a price-based termination right. Therefore, Mossimo cannot terminate the merger agreement solely because of a decrease in the trading price of Iconix common stock. However, Mossimo stockholders will be eligible to receive additional Iconix common stock if Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the year following the merger.

Iconix and Mossimo are working to complete the merger as quickly as possible. Because the date when the merger is completed may be later than the date of the special meeting, Iconix and Mossimo stockholders will not know the exact value of the Iconix common stock that will be issued in the merger at the time they vote on the merger proposals. As a result, if the market price of Iconix common stock at the completion of the merger is lower than the market price on the date of the Mossimo special meeting, the value of the Iconix common stock received by Mossimo stockholders that receive the stock portion of the merger consideration in the merger will be less than the value of such Iconix common stock on the date of the Mossimo special meeting, although they would be eligible to receive additional Iconix common stock on the terms described above. Moreover, during such period, events, conditions or circumstances could arise that could have a material impact or effect on Iconix, Mossimo or the apparel and brand management industries.

During the twelve-month period ending on September 22, 2006, the most recent practicable date prior to the date of this proxy statement/prospectus, the closing price of Iconix common stock varied from a low of  $8.45 to a high of $17.90, and ended that period at $16.25. We encourage you to obtain current market quotations for Iconix common stock before you vote your shares.

Iconix will have more indebtedness after the merger, which could adversely affect its cash flows and business.

In order to complete the merger, Iconix anticipates arranging for and funding up to $90 million of new indebtedness. Proceeds from the indebtedness will be used to fund, together with existing cash resources of Iconix and Mossimo, the cash portion of the consideration paid to Mossimo stockholders at closing, to provide for a $33 million payment to Cherokee, Inc. pursuant to an agreement described elsewhere herein and to pay costs and expenses related to the merger. See “The Mossimo Special Meeting - Merger Financing.” Iconix’s debt outstanding as of June 30, 2006 was approximately $143.7 million. Giving effect to the merger, Iconix’s pro forma total debt outstanding as of June 30, 2006 would have been approximately $233.7 million. As a result of this increase in debt, demands on Iconix cash resources will increase after the completion of the merger. The increased levels of debt could, among other things:

•
require Iconix to dedicate a substantial portion of its cash flow from operations to make payments on its debt, thereby reducing funds available for working capital, capital expenditures, dividends, acquisitions and other purposes;

•	increase Iconix’s vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions;

•	affect Iconix’s credit rating;

•	limit the ability of Iconix to obtain additional financing to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements;

•	create competitive disadvantages compared to other companies with less indebtedness; and

•	limit Iconix’s ability to apply proceeds from an offering or asset sale to purposes other than the repayment of debt.

If Iconix is unable to finance the merger through cash flow and borrowings, the completion of the merger will be jeopardized.

Iconix intends to finance the merger primarily with additional indebtedness. See “The Mossimo Special Meeting — Merger Financing”. If Iconix is unable to finance the merger, Iconix will have to adopt one or more financing alternatives, which may adversely affect Iconix’s business, financial condition and results of operations. Additionally, these sources of funds may not be sufficient to finance the merger, and other financing may not be available on acceptable terms, in a timely manner or at all. If Iconix is unable to finance the merger through cash flow and/or secure such additional financing, the completion of the merger will be jeopardized and Iconix will be in breach of the merger agreement.

Iconix may not realize all of the anticipated benefits of the merger.

Iconix’s ability to realize the anticipated benefits of the merger will depend, in part, on the ability of Iconix to integrate the Mossimo brand with the businesses of Iconix. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both of the companies, and may not result in the full benefits expected by Iconix and Mossimo.

We cannot assure you that the combination of Mossimo with Iconix will result in the realization of the full benefits anticipated from the merger.

If the proposed merger is not completed, Iconix and Mossimo will have incurred substantial costs that may adversely affect Iconix’s and Mossimo’s financial results and operations as well as the market price of Iconix and Mossimo common stock.

Iconix and Mossimo have incurred and will continue to incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of attorneys, accountants and financial advisors. In addition, Iconix and Mossimo have each diverted significant management resources in an effort to complete the merger, and are each subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, each of Iconix and Mossimo will have incurred significant costs, including the diversion of management resources, for which it will have received little or no benefit. Also, if the merger is not completed under certain circumstances specified in the merger agreement, Mossimo is required to pay Iconix a break-up fee of $5,000,000, which would be reduced to $3,500,000 pursuant to a memorandum of understanding to settle certain litigation. See “ The Merger Agreement — Termination Fee” on page 63.

In addition, if the merger is not completed, Iconix and Mossimo may experience negative reactions from the financial markets and Iconix and Mossimo’s collaborative partners, customers and employees. Each of these factors may adversely affect the trading price of Iconix and/or Mossimo common stock and Iconix’s and/or Mossimo’s financial results and operations.

Directors and officers of Mossimo may have interests in the merger that may be different from, or in addition to, the interests of Mossimo stockholders.

When considering the Mossimo board of directors’ recommendation that Mossimo stockholders vote in favor of the approval and adoption of the merger agreement, Mossimo stockholders should be aware that some directors and executive officers of Mossimo may have interests in the merger that may be different from, or in addition to, the interests of Mossimo stockholders. These interests include the sale of Mossimo’s subsidiary, Modern Amusement, to Mr. Giannulli prior to the merger, certain registration rights in respect of the Iconix common stock to be received by Mr. Giannulli and, if applicable, Mr. Lewis, the agreement for creative director services to be entered into among Mossimo, Mr. Giannulli and Iconix, the consulting agreement between Iconix and Mr. Festekjian, and the rights of directors and officers to receive continued indemnification and insurance coverage by Iconix for acts or omissions occurring prior to the merger.

As a result of these interests, these directors and officers could be more likely to vote to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other Mossimo stockholders. For a full description of the interests of directors and executive officers of Mossimo in the merger, see “ The Mossimo Special Meeting — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” on page 33.

The merger agreement limits Mossimo’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Mossimo’s ability to initiate, solicit or discuss competing third party proposals to acquire all or a significant part of Mossimo. Under the merger agreement Mossimo may not (1) initiate, negotiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any proposals with respect to a takeover proposal, (2) enter into any agreement with respect to any takeover proposal, or (3) furnish, or provide access to, any information or data to, or have or participate in any discussions or negotiations with, any person relating to a takeover proposal; provided, however, that (a) Mossimo may respond to an unsolicited bona fide written takeover proposal from a third party if Mossimo’s board of directors determines in good faith that the takeover proposal constitutes or is reasonably likely to constitute a superior proposal, and (b) Mossimo’s board of directors may withdraw or modify its recommendation of the merger if it determines that a takeover proposal is a superior proposal or if it determines in good faith, after consultation with its outside legal counsel and financial advisors, that failure to withdraw or modify its recommendation of the merger may be reasonably expected to violate its fiduciary duties under applicable law.

In addition, Iconix is entitled to receive a termination fee of $5,000,000, which would be reduced to $3,500,000 pursuant to a memorandum of understanding to settle certain litigation, if Mossimo terminates the merger agreement because Mossimo’s board of directors has (1) withdrawn or adversely modified its recommendation of the merger, (2) recommended another acquisition proposal other than the merger, or (3) determined to accept a superior proposal.

Iconix required Mossimo to agree to these provisions as a condition to Iconix’s willingness to enter into the merger agreement. These provisions, however, might discourage a third party interested in acquiring all of or a significant part of Mossimo from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per-share market price than offered by Iconix. Furthermore, a prospective competing acquiror might propose to pay a lower per share price to Mossimo stockholders than it would otherwise have proposed to pay because of Mossimo’s obligation, in connection with termination of the merger agreement, to pay Iconix the termination fee.

In addition, Mossimo Giannulli, the Chairman, Co-Chief Executive Officer and 64.2% stockholder of Mossimo, agreed under the merger agreement to vote all of his Mossimo shares in favor of the merger agreement and merger, as long as the Mossimo board of directors does not withdraw its recommendation or terminate the merger agreement. These provisions could discourage a potential competing acquiror from proposing a transaction with Mossimo, even if it were prepared to pay consideration with a higher per-share market price than Iconix proposes to pay in the merger.

Mossimo will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers and suppliers may have an adverse effect on Mossimo and consequently on Iconix. These uncertainties may impair Mossimo’s ability to retain and motivate key personnel until the merger is completed, and could cause customers, suppliers and others that deal with Mossimo to defer transactions with, or other decisions affecting, Mossimo, or to seek to change existing business relationships with Mossimo. If key employees depart because of uncertainty about their future roles and the potential complexities of integration, the combined company’s business following the merger could be harmed. In addition, the merger agreement restricts Mossimo from taking specified actions outside of the ordinary course of business without the consent of Iconix until the merger occurs. These restrictions may prevent Mossimo from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “ The Merger Agreement — Non-Solicitation” beginning on page 61.

The opinion obtained by Mossimo from its financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Mossimo has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from its financial advisor. Changes in the operations and prospects of Iconix or Mossimo, general market and economic conditions and other factors which may be beyond the control of Iconix and Mossimo, on which the financial advisor’s opinion was based, may significantly alter the value of Iconix or Mossimo or the prices of shares of Iconix common stock or Mossimo common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion, March 31, 2006. Because Mossimo currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Mossimo received from its financial advisor, please refer to “ The Merger — Opinion of Financial Advisor to Mossimo” beginning on page 42. For a description of the other factors considered by Mossimo’s board of directors in determining to approve the merger, please refer to “The Merger — Background and Reasons for the Merger” beginning on page 36 and “The Merger — Position of Mossimo as to the Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 50.

The proposed merger is subject to pending litigation.

The proposed merger is subject to pending litigation in California and Delaware, which could delay the merger, cause additional expense, or cause a court to issue an injunction that might restrain, prohibit or change the terms of the merger, award damages or grant other relief in connection with the merger. Since the pendency of the litigation could create additional delays, expense and risks to the consumation of the merger, on September 27, 2006, a memorandum of understanding was executed in connection with a proposed settlement of the litigation pending in Delaware. This proposed settlement remains subject to the execution of a definitive settlement stipulation, approval by the Mossimo board and approval by the Delaware court. If the Delaware settlement is approved by the court and becomes effective, it will be binding on the purported class in the California action, and the California action will become moot. For a full description of these litigation matters and the proposed settlement, see “Information About Mossimo - Legal Proceedings” on page 69.

Risks Relating to Iconix’s Operations After Completion of the Merger

Iconix operates in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect its operations. The following highlights some of the factors that have affected and in the future could affect Iconix’s operations:

Iconix’s business model is new and its operating history as a licensing and brand management company is limited, which makes it difficult to evaluate Iconix’s current business and future prospects.

Iconix began its transition in 2003 from a procurer of manufacturing, seller and marketer of footwear and jeanswear products to a licensing company that owns, licenses and manages its own consumer brands, and only completed its elimination of its retail and manufacturing operations in mid-2004. Iconix has, therefore, operated solely as a licensing and brand management company for one year, making it difficult to evaluate its ability to successfully manage and grow its business long term. Furthermore, Iconix’s business model depends on a number of factors for its continued success, including the continued market acceptance of Iconix’s brands, the production and sale of quality products by Iconix’s licensees and the expansion of Iconix’s brand portfolio through the growth of Iconix’s existing brands and the acquisition of additional brands. While Iconix has sought to diversify its brand portfolio and thereby protect it from the underperformance of any one brand or market segment, and Iconix believes that it will be able to grow organically through the development of its existing brands, through the acquisition of new brands, and by expanding internationally, Iconix cannot guarantee the continued success of its business.

The failure of Iconix’s licensees to adequately produce, market and sell products bearing Iconix’s brand names in their license categories could result in a decline in Iconix’s results of operations.

Iconix is no longer directly engaged in the sale of branded products and, consequently, its revenues are now almost entirely dependent on royalty payments made to Iconix under its licensing agreements. Although the licensing agreements for Iconix’s brands usually require the advance payment to Iconix of a portion of the licensing fees and provide for guaranteed minimum royalty payments to Iconix, the failure by its licensees to satisfy their obligations under these agreements or their inability to operate successfully, or at all, could result in the early termination of such agreements, thereby eliminating some or all of that stream of revenue. Moreover, during the terms of the license agreements, Iconix is substantially dependent upon the abilities of its licensees to maintain the quality and marketability of products bearing Iconix’s trademarks, as their failure to do so could materially tarnish Iconix’s brands, thereby harming Iconix’s future growth and prospects. In addition, the failure of Iconix’s licensees to meet their production, manufacturing and distribution requirements could cause a decline in their sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to Iconix and thus also decrease Iconix’s potential revenues. Moreover, the failure by licensees party to several of Iconix’s material agreements to meet their financial obligations to Iconix could jeopardize Iconix’s ability to meet the debt service coverage ratio required in connection with the asset-backed notes issued by Iconix’s subsidiary, IP Holdings LLC, which would give the note holders the right to foreclose on the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks and other related intellectual property assets securing such debt.

Iconix’s business is dependent on continued market acceptance of Iconix’s Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd and London Fog trademarks, as well as the Mossimo trademark after the completion of the merger, and the products of Iconix’s licensees bearing these brands.

Although, as indicated above, Iconix’s licensees guarantee minimum net sales and minimum royalties to Iconix, a failure of Iconix’s trademarks or of products utilizing Iconix’s trademarks to achieve or maintain acceptance in the marketplace could cause a reduction of Iconix’s licensing revenues, thereby negatively affecting Iconix’s cash flow. Such failure could also cause the devaluation of Iconix’s trademarks, which are Iconix’s primary assets, making it more difficult for Iconix to renew its current licenses upon their expiration or enter into new or additional licenses for Iconix’s trademarks. If such devaluation of Iconix’s trademarks were to occur, a material impairment in the carrying value of one or more of Iconix’s trademarks may occur and be charged as an expense to operating results. Continued market acceptance for Iconix’s trademarks and Iconix’s licensees’ products, as well as market acceptance of any future products bearing Iconix’s trademarks, is subject to a high degree of uncertainty, made more so by constantly changing consumer tastes and preferences. Maintaining market acceptance for Iconix’s licensees’ products and creating market acceptance for new products and categories of products bearing Iconix’s marks will require Iconix’s continuing and substantial marketing and product development efforts, which may from time to time also include Iconix’s expenditure of significant additional funds, to keep pace with changing consumer demands. Additional marketing efforts and expenditures may not, however, result in either increased market acceptance of, or additional licenses for, Iconix’s trademarks or increased market acceptance, or sales, of Iconix’s licensees’ products. Furthermore, while Iconix believes that it currently maintains sufficient control over the products its licensees produce under its brand names through the provision of design direction and its right to preview and approve all of such products as well as their presentation and packaging, Iconix does not actually design or manufacture its licensed products and therefore has more limited control over such products’ quality and design than a traditional product manufacturer might have.

Iconix has a material amount of goodwill and other intangible assets, including Iconix’s trademarks, recorded on its balance sheet. If, as a result of changes in market conditions and declines in the estimated fair value of these assets, Iconix is in the future required to write down a portion of this goodwill and other intangible assets, such write down would, as applicable, either decrease Iconix’s profitability or increase Iconix’s net loss.

As of June 30, 2006, after giving effect to Iconix’s April 2006 acquisition of Mudd, goodwill represented approximately $42.5 million, or 13% of Iconix’s total assets, and other intangible assets represented approximately $229.8 million, or 69% of Iconix’s total assets. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceed the fair value of the net assets acquired. Iconix adopted Statement of Financial Accounting Standard No. 142, or SFAS No. 142, entitled “Goodwill and Other Intangible Assets” in its entirety, on February 1, 2002. Under SFAS No. 142, goodwill and indefinite-lived intangible assets, including some of Iconix’s trademarks, are no longer amortized, but instead are subject to impairment evaluation based on the related estimated fair values, with such testing to be done at least annually. While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would decrease Iconix’s net income and those decreases could be material.

A substantial portion of Iconix’s licensing revenues are concentrated with two retailers such that the loss of either such licensee could decrease Iconix’s revenue and impair Iconix’s cash flows.

Iconix’s two largest licenses, which, for the six months ended June 30, 2006, together represented 42% of Iconix’s total revenue, are each a single retailer license. Iconix’s license agreement with Kohl’s Department Stores, Inc. currently gives Kohl’s the exclusive U.S. license with respect to the Candie’s trademark for a wide variety of categories of products, including women’s junior and children’s apparel, accessories (except shoes and handbags, which are currently licensed to it on a non-exclusive basis but which will become part of its exclusive license in January 2007, and prescription eyewear), beauty and personal care products, home accessories and electronics for an initial term expiring in January 2011. Iconix’s license agreement with Kmart Corporation, a subsidiary of Sears Holding Corp., grants Kmart (which came out of bankruptcy in May 2003) the exclusive U.S. license with respect to the Joe Boxer trademark for men’s, women’s and children’s apparel, apparel-related accessories, footwear and home products for an initial term expiring in December 2007. Because Iconix is dependent on these two licensees for a significant portion of Iconix’s licensing revenue, if either Kohl’s or Kmart were to have financial difficulties affecting its ability to make guaranteed payments or ceases to operate before the expiration of its license agreement, or if either licensee decides not to renew or extend its existing agreement with Iconix, Iconix’s revenue and cash flows could be reduced substantially. Moreover, since 2004, Kmart has not approached the sales levels of Joe Boxer products needed to trigger royalty payments in excess of its guaranteed minimums, and, if the Kmart license is not renewed or extended beyond 2007, Iconix could suffer disruption in Iconix’s revenue stream for the Joe Boxer brand until Iconix enters into one or more replacement licenses. Upon completion of the merger, Iconix will acquire all of Mossimo’s assets (other than the stock of Modern Amusement), including the Mossimo license with Target; assuming, on a pro forma basis, that the merger was completed on January 1, 2005, revenue under the Kmart, Kohl’s and Target licenses together would have represented approximately 51% of Iconix’s total pro forma revenue for 2005.

If Iconix is unable to identify and successfully acquire additional trademarks, Iconix’s growth will be limited, and, even if additional trademarks are acquired, Iconix may not realize planned benefits due to integration or licensing difficulties.

A key component of Iconix’s growth strategy is the acquisition of additional trademarks in product categories and/or channels that are complementary to, and provide Iconix further diversification with respect to, Iconix’s existing trademark portfolio. If competitors pursue Iconix’s licensing model, acquisitions could become more expensive and suitable acquisition candidates more difficult to find. In addition, even if Iconix successfully acquires additional trademarks, Iconix may not be able to achieve or maintain profitability levels that justify Iconix’s investment in, or realize planned benefits with respect to, those additional brands. Although Iconix seeks to temper Iconix’s acquisition risks by following acquisition guidelines relating to the existing strength of the brand, its diversification benefits to Iconix, its potential licensing scale and the projected rate of return on Iconix’s investment, acquisitions, whether they be of additional intellectual property assets or of the companies that own them, entail numerous risks, any of which could detrimentally affect Iconix’s results of operations and/or the value of Iconix’s equity. These risks include, among others:

•	unanticipated costs;

•	negative effects on reported results of operations from acquisition-related charges and amortization of acquired intangibles;

•	diversion of management’s attention from other business concerns;

•	the challenges of maintaining focus on, and continuing to execute, core strategies and business plans as Iconix’s brand and license portfolio grows and becomes more diversified;

•	adverse effects on existing licensing relationships; and

•
risks of entering new licensing markets (whether it be with respect to new licensed product categories or new licensed product distribution channels) or markets in which Iconix has limited prior experience.

Iconix’s ability to grow through the acquisition of additional trademarks will also depend on the availability of capital to complete the necessary acquisition arrangements. Iconix intends to finance its brand acquisitions through some combination of Iconix’s available cash resources, bank financing, and the issuance of additional equity and/or debt securities. Acquiring additional trademarks could have a significant effect on Iconix’s financial position and could cause substantial fluctuations in Iconix’s quarterly and yearly operating results. Also, acquisitions could result in the recording of significant goodwill and intangible assets on Iconix’s financial statements, the amortization or impairment of which would reduce Iconix’s reported earnings in subsequent years.

Moreover, Iconix’s issuance of additional shares of common stock as equity consideration in future acquisitions could dilute Iconix’s common stock because it could reduce Iconix’s earnings per share, and any such dilution could reduce the market price of Iconix common stock unless and until Iconix were able to achieve revenue growth or cost savings and other business economies sufficient to offset the effect of such an issuance. As a result, there is no guarantee that Iconix’s stockholders will achieve greater returns as a result of any future acquisitions it completes.

Iconix may require additional capital to finance the acquisition of additional brands and to fund organic growth with respect to its existing brands, and its inability to raise such capital on beneficial terms or at all could harm its operations and restrict its growth.

Iconix may in the future require additional capital to help fund all or part of potential trademark acquisitions and/or the expansion of its licensing portfolio with respect to its existing trademarks. If, at the time required, Iconix has not generated sufficient cash from operations to finance those additional capital needs, Iconix may need to raise additional funds through private or public equity and/or debt financing. Iconix cannot assure you that, if and when needed, additional financing will be available to it on acceptable terms or at all. If additional capital is needed and is either unavailable or cost prohibitive, Iconix's growth may be limited as Iconix may need to change its business strategy to slow the rate of, or eliminate, its expansion plans. In addition, any additional financing Iconix undertakes could impose covenants upon Iconix that restrict its operating flexibility, and, if Iconix issues equity securities to raise capital, its existing stockholders may experience dilution or the new securities may have rights senior to those of its common stock.

Iconix’s existing and future debt obligations could impair Iconix’s liquidity and financial condition, and, in the event Iconix is unable to meet its debt obligations, Iconix could lose title to its trademarks.

As of June 30, 2006, Iconix had total consolidated debt of approximately $143.7 million and had a working capital deficit of $11.8 million. As of June 30, 2006, Iconix had approximately $133.3 million in principal outstanding on asset-backed notes issued by Iconix’s subsidiary, IP Holdings LLC. In addition, in connection with the acquisition of the London Fog trademarks and certain related intellectual property assets in August 2006, IP Holdings issued asset-backed notes in the amount of $29 million. The payment of the principal and interest on the notes is made from amounts received by IP Holdings under license agreements with the various licensees of its intellectual property assets, all of which assets also serve as security under the notes. In addition, in connection with Iconix’s acquisition, in April 2002, of the other half of Unzipped, which made it one of Iconix’s wholly-owned subsidiaries, Iconix issued to Sweet Sportswear LLC, referred to as Sweet, an $11.0 million principal amount senior subordinated note. The principal amount of the note, referred to as the Sweet note, had been reduced to approximately $2.9 million as of December 31, 2005 as a result of certain shortfalls in the net income of Unzipped previously guaranteed by Sweet in the agreement under which, until August 2004, it served as Unzipped’s manager. Iconix is involved in litigation with Sweet and certain of its affiliates with respect to these shortfalls and other matters pertaining to Unzipped.

Iconix may also incur additional debt in the future to fund a portion of Iconix’s capital requirements and to fund acquisitions. Iconix’s debt obligations:

•	could impair Iconix’s liquidity;

•	could make it more difficult for Iconix to satisfy its other obligations;

•
require Iconix to dedicate a substantial portion of its cash flow to payments on its debt obligations, which reduces the availability of Iconix’s cash flow to fund working capital, capital expenditures and other corporate requirements;

•	could impede Iconix from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	make Iconix more vulnerable in the event of a downturn in Iconix’s business prospects;

•	could limit Iconix’s flexibility to plan for, or react to, changes in its licensing markets; and

•	place Iconix at a competitive disadvantage when compared to Iconix’s competitors who have less debt.

While Iconix believes that by virtue of the guaranteed minimum royalty payments due to it under Iconix’s licenses, it will generate sufficient revenues from Iconix’s licensing operations to satisfy Iconix’s obligations for the foreseeable future, in the event that Iconix were to fail in the future to make any required payment under agreements governing Iconix’s indebtedness or fail to comply with the financial and operating covenants contained in those agreements, Iconix would be in default regarding that indebtedness. A debt default could significantly diminish the market value and marketability of Iconix’s common stock and could result in the acceleration of the payment obligations under all or a portion of Iconix’s consolidated indebtedness. In the case of IP Holdings’ asset-backed notes, it would also enable the holders of such notes to foreclose on the assets securing such notes, including the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks.

Iconix’s licensees are subject to risks and uncertainties of foreign manufacturing that could interrupt their operations or increase their operating costs, thereby impacting their ability to deliver goods to the market, reduce or delay their sales and decrease Iconix’s potential royalty revenues.

Substantially all of the products sold by Iconix’s licensees are manufactured overseas. There are substantial risks associated with foreign manufacturing, including changes in laws relating to quotas, and the payment of tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, any of which could increase Iconix’s licensees’ operating costs, making their licensing arrangements with Iconix less attractive to them. Iconix’s licensees also import finished products and assume all risk of loss and damage with respect to these goods once they are shipped by their suppliers. If these goods are destroyed or damaged during shipment, the revenues of Iconix’s licensees, and thus Iconix’s royalty revenues, could be reduced as a result of the licensees’ inability to deliver or their delay in delivering finished products to their customers.

Because of the intense competition within Iconix’s licensees’ markets and the strength of some of the competitors, Iconix and Iconix’s licensees may not be able to continue to compete successfully.

Currently, most of Iconix’s trademark licenses are for products in the apparel, footwear and fashion industries. These industries are extremely competitive in the United States and Iconix’s licensees face intense and substantial competition with respect to their product lines bearing Iconix’s brands. In general, competitive factors include quality, price, style, name recognition and service. In addition, the presence in the marketplace of various fads and the limited availability of shelf space can affect competition for Iconix’s licensees’ products. Many of the competitors of Iconix’s licensees have greater financial, distribution, marketing and other resources than Iconix’s licensees and have achieved significant name recognition for their brand names. Iconix’s licensees may be unable to successfully compete in the markets for their products, and Iconix may not be able to continue to compete successfully with respect to Iconix’s licensing arrangements.

Iconix’s failure to protect its proprietary rights could compromise Iconix’s competitive position and decrease the value of Iconix’s brands.

Iconix, through Iconix’s wholly-owned subsidiaries, owns federal trademark registrations for its brands that are vital to the success and further growth of Iconix’s business and which Iconix believes have significant value. Iconix monitors on an ongoing basis unauthorized filings of Iconix’s trademarks or imitations thereof, and relies primarily upon a combination of trademark, copyright and contractual restrictions to protect Iconix’s intellectual property rights. Iconix believes that such measures afford only limited protection and, accordingly, there can be no assurance that the actions taken by it to establish and protect Iconix’s trademarks and other proprietary rights will prevent infringement of Iconix’s intellectual property rights by others, or prevent the loss of licensing revenue or other damages caused therefrom. Despite Iconix’s efforts to protect Iconix’s intellectual property rights, unauthorized parties may attempt to copy aspects of Iconix’s intellectual property, which could harm the reputation of Iconix’s brands, decrease their value and/or cause a decline in the sales of Iconix’s licensees and thus Iconix’s revenues. In the future, Iconix may be required to assert infringement claims against third parties, and there can be no assurance that one or more parties will not assert infringement claims against Iconix. Any resulting litigation could result in significant expense to Iconix, and divert the efforts of its management personnel, whether or not such litigation is determined in Iconix’s favor. In addition, to the extent that any of Iconix’s trademarks were ever deemed to violate the proprietary rights of others, Iconix would be prevented from using them, which could cause a termination of Iconix’s licensing arrangements, and thus its revenue stream with respect to those trademarks. Litigation could also result in a judgment or monetary damages being levied against Iconix.

Iconix is dependent upon its chief executive officer and president and other key executives. If Iconix loses the services of these individuals, Iconix may not be able to fully implement its business plan and future growth strategy, which would harm Iconix’s business and prospects.

Iconix’s successful transition from a manufacturer and marketer of footwear and jeanswear to a licensor of intellectual property is largely due to the efforts of Neil Cole, Iconix’s president, chief executive officer and chairman. Iconix’s continued success is largely dependent upon his continued efforts and those of the other key executives he has assembled. Although Iconix has entered into an employment agreement with Mr. Cole, expiring on December 31, 2007, as well as employment agreements with other key Iconix executives, there is no guarantee that Iconix will not lose their services. To the extent that any of their services become unavailable to Iconix, it will be required to hire other qualified executives, and Iconix may not be successful in finding or hiring adequate replacements. This could impede Iconix’s ability to fully implement Iconix’s business plan and future growth strategy, which would harm Iconix’s business and prospects. As Iconix grows, its success will also be dependent upon its ability to hire and retain additional qualified marketing and product development personnel to raise consumer awareness of the brand names Iconix acquires and help Iconix’s licensees maintain the freshness of their product lines and meet market trend expectations. Iconix may not be able to hire or retain such necessary personnel.

Iconix is currently in litigation that could negatively impact its financial results.

Iconix is currently a plaintiff and cross-defendant in litigation pending in the Superior Court of the State of California involving Iconix’s wholly-owned subsidiary, Unzipped. Iconix is also a defendant in litigation pending in federal district court in New York involving a former supplier and a defendant in a litigation pending in New York state court involving one of its licensees. Even if Iconix prevails on all counts in these actions, the costs of these litigation matters have been and are expected to continue to be high. They are not only expensive but time consuming to pursue and defend, thereby diverting Iconix’s available cash and personnel resources from other business affairs. Moreover, if Iconix is ultimately required to pay the monetary damages sought from Iconix in these actions and the plaintiff in the New York action, or if it is adjudicated that Iconix’s contractual rights concerning Unzipped are invalid, Iconix’s operating results and profitability would be reduced.

Until recently Iconix incurred losses on a consistent basis and it may not be able to sustain its profitability in the future.

Although in connection with Iconix’s new business model, Iconix has recorded net income of $15.7 million and $3.2 million for the six month periods ended June 30, 2006 and 2005, respectively, $15.9 million for the year ended December 31, 2005 (including a non-cash tax benefit of approximately $5 million) and $241,000 for the 11-month period ended December 31, 2004, and while Iconix’s transition to a licensing business has, among other things, resulted in Iconix’s operating income for such periods not being comparable to that of comparable prior periods, prior to Iconix’s transition to a licensing company, Iconix consistently sustained net losses, including in the fiscal years ended January 31, 2004, 2003 and 2002, in which Iconix incurred net losses of $11.3 million, $3.9 million and $2.3 million, respectively. Iconix cannot guarantee that it will continue to be profitable in the future.

The market price of Iconix common stock has been, and may continue to be, volatile, which could reduce the market price of Iconix common stock.

The publicly traded shares of Iconix common stock have experienced, and are likely to continue to experience in the future, significant price and volume fluctuations. This market volatility could reduce the market price of Iconix common stock, regardless of Iconix’s operating performance. In addition, the trading price of Iconix common stock could change significantly over short periods of time in response to actual or anticipated variations in Iconix’s quarterly operating results, announcements by Iconix, its licensees or competitors, factors affecting the licensees’ markets generally or changes in national or regional economic conditions, making it more difficult for shares of Iconix common stock to be sold at a favorable price or at all. The market price of Iconix common stock could also be reduced by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the trademark licensing business or companies in the industries in which Iconix’s licensees compete.

Future sales of shares of Iconix common stock may cause the prevailing market price of Iconix shares to decrease.

Iconix has issued a substantial number of shares of common stock that are eligible for resale under Rule 144 of the Securities Act and that may become freely tradable. Iconix has also already registered a substantial number of shares of common stock that are issuable upon the exercise of options and warrants and has registered for resale a substantial number of restricted shares of common stock issued in connection with Iconix’s acquisitions. If the holders of Iconix options and warrants choose to exercise their purchase rights and sell the underlying shares of common stock in the public market, or if holders of currently restricted shares of Iconix common stock choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for Iconix common stock may decline. The merger will result in the issuance to unaffiliated former holders of Mossimo stock of approximately 1,275,332 additional shares of Iconix stock which could be sold if former Mossimo stockholders elect to do so (plus an additional 2,333,101 shares if Mr. Giannulli, and if applicable, Mr. Lewis sell shares covered by their registration rights agreement), excluding any shares which may be issued after the first anniversary of the merger pursuant to the non-transferable contingent share rights. Such sales could cause the market price of Iconix stock to decrease. The sale of shares issued upon the exercise of Iconix derivative securities could also further dilute the holdings of Iconix’s existing stockholders. In addition, future public sales of shares of Iconix common stock could impair Iconix’s ability to raise capital by offering equity securities.

Changes in effective tax rates or adverse outcomes resulting from examination of Iconix’s income or other tax returns could adversely affect Iconix’s results.

Iconix’s future effective tax rates could be adversely affected by changes in the valuation of Iconix’s deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, Iconix is subject to the continuous examination of its income tax returns by the Internal Revenue Service and other tax authorities. Iconix regularly assesses the likelihood of recovering the amount of deferred tax assets recorded on the balance sheet and the likelihood of adverse outcomes resulting from examinations by various taxing authorities in order to determine the adequacy of Iconix’s provision for income taxes. Iconix cannot guarantee that the outcomes from these evaluations and continuous examinations will not harm Iconix’s reported operating results and financial conditions.

Provisions in Iconix’s charter and in Iconix’s share purchase rights plan and Delaware law could make it more difficult for a third party to acquire Iconix, discourage a takeover and adversely affect Iconix’s existing stockholders.

Certain provisions of Iconix’s certificate of incorporation and Iconix’s share purchase rights plan, either alone or in combination with each other, could have the effect of making more difficult, delaying or deterring unsolicited attempts by others to obtain control of Iconix, even when these attempts may be in the best interests of Iconix’s stockholders. Iconix’s certificate of incorporation authorizes 75,000,000 shares of common stock to be issued. Based on Iconix’s outstanding capitalization at September 7, 2006, after assuming the exercise of all outstanding options and warrants, there are still a total of 23,365,000 shares of common stock available for issuance by Iconix’s board of directors without stockholder approval. Iconix’s certificate of incorporation also authorizes Iconix’s board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock, in one or more series, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of Iconix common stock, none of which has been issued to date. And, under Iconix’s share purchase rights plan, often referred to as a “poison pill,” if anyone acquires 15% or more of Iconix’s outstanding shares, all of Iconix’s stockholders (other than the acquirer) have the right to purchase additional shares of Iconix common stock for a fixed price. Iconix is also subject to the provisions of Section 203 of the DGCL, which could prevent it from engaging in business combination with a 15% or greater stockholder for a period of three years from the date the 15% stockholder acquired that status, unless appropriate board or stockholder approvals are obtained.

These provisions could deter unsolicited takeovers or delay or prevent changes in control or management of Iconix, including transactions in which stockholders might otherwise receive a premium for their shares over the then-current market price. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Iconix does not anticipate paying cash dividends on its common stock. Holders of Iconix common stock may never obtain a return on their investment.

Holders of Iconix common stock should not rely on the stock to provide any dividend income, as Iconix has not paid any cash dividends on its common stock and does not plan to pay any in the foreseeable future. Instead, Iconix plans to retain any earnings to maintain and expand its existing licensing operations, further develop its trademarks and finance the acquisition of additional trademarks. Accordingly, holders of Iconix common stock must rely on sales of the stock after price appreciation, which may never occur, as the only way to realize any return on their investment in Iconix.

THE MOSSIMO SPECIAL MEETING

The following is a summary of the special meeting and the material terms and conditions of the merger. This description is qualified in its entirety by reference to the schedules and appendices attached to this proxy statement/prospectus, including the merger agreement itself, which is attached as Appendix A and is incorporated herein by this reference. Please read the merger agreement in its entirety, since it is the legal document that governs the merger. See also “ The Merger Agreement” beginning on page 57 of this proxy statement/prospectus.

Proposal to be Considered at the Special Meeting

At the special meeting, you will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and the transactions contemplated thereby.

At the effective time of the merger, Mossimo will merge with and into Moss Acquisition Corp., a subsidiary of Iconix, with Moss Acquisition Corp. surviving. The separate corporate existence of Mossimo will cease and Moss Acquisition Corp. will survive as a wholly-owned subsidiary of Iconix and will change its name to Mossimo, Inc. In the merger each outstanding share of Mossimo will be entitled to receive initial merger consideration consisting of (a) 0.2271139 shares of Iconix common stock and (b) $4.25 in cash, subject to adjustment under certain conditions set forth in the merger agreement. Mossimo stockholders will also receive a non-transferable contingent share right entitling them to receive additional shares of Iconix common stock after the first anniversary of the merger if Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the year following the merger. Mossimo stockholders who properly assert and perfect their appraisal rights under the DGCL will not receive the foregoing merger consideration, and will instead have their shares purchased for “fair value” as determined under the DGCL. See “ The Merger - Appraisal Rights .”

Voting Rights; Quorum; Vote Required for Approval

Stockholders of record at the close of business on August 15, 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting. On September 7, 2006, there were approximately 174 holders of record of Mossimo common stock and 16,002,775 shares of Mossimo common stock outstanding. Each share of Mossimo common stock entitles the holder to cast one vote at the special meeting.

Stockholders may vote either in person at the special meeting or by proxy. However, if your shares are held for you by a bank, broker or other so-called “nominee” holder:

•	you must instruct your broker to vote your shares by following the procedures specified by the nominee for voting; and

•	if you want to vote in person at the meeting, you must request a proxy in your name from your bank, broker or other nominee.

The presence in person or by proxy of the holders of a majority in voting power of the Mossimo common stock outstanding on the record date is necessary to constitute a quorum at the special meeting. If there is no quorum, business cannot be conducted at the special meeting and the proposal to adopt the merger agreement cannot be voted on. Abstentions and so-called “broker non-votes” will be counted for the purpose of establishing a quorum at the special meeting.

Under the DGCL and Mossimo’s certificate of incorporation, the merger agreement must be adopted by the holders of a majority of the issued and outstanding common stock. Abstentions and broker non-votes will count as votes against the adoption of the merger agreement.

Voting and Revocation of Proxies

All shares of Mossimo’s common stock represented by properly executed proxies received by Mossimo and not revoked prior to or at the special meeting will be voted in accordance with the instructions marked on the proxies. If no instructions are given, the proxy will be voted FOR the proposal to adopt the merger agreement and the transactions contemplated thereby.

A stockholder may revoke a proxy:

•
by delivering to Mossimo’s corporate secretary at 2016 Broadway Boulevard, Santa Monica, California 90404 a later-dated, signed proxy card or a written revocation of the previously returned proxy, on or before the business day prior to the special meeting;

•	by delivering to Mossimo a later-dated, signed proxy card or a written revocation prior to the vote at the special meeting;

•	by attending the special meeting and voting in person; or

•	if a stockholder has instructed a bank, broker or other nominee holder to vote his or her shares, by following the procedure to change a vote specified by the nominee holder.

Merely attending the special meeting in person will not revoke a proxy without further action. You must take one of the actions specified above to validly revoke a proxy. Revoking a proxy after the vote is taken at the special meeting will have no effect.

Mossimo’s board of directors is not currently aware of any business to be brought before the special meeting other than the proposal to adopt the merger agreement and the transactions contemplated thereby. However, if other matters are properly presented, the persons named as proxies in the card will have the discretionary authority to vote in accordance with their judgment on any such matters.

Voting by Mossimo Directors and Executive Officers

As of the record date, the directors and executive officers of Mossimo beneficially owned and were entitled to vote 10,442,489 shares of Mossimo common stock, which represents approximately 65.25% of Mossimo common stock outstanding on that date. The merger agreement requires Mr. Giannulli, the Chairman and Co-Chief Executive Officer of Mossimo, to vote all of his shares in favor of the merger. Mr. Giannulli owns approximately 10,272,822 shares, or 64.2%, of Mossimo common stock outstanding on the record date.

Proxy Solicitation

Mossimo has hired the Bank of New York, Georgeson Shareholder Communications and ADP Proxy Services to solicit proxies and/or to distribute proxy materials for the special meeting.

Proxies may be solicited by directors, officers, and employees of Mossimo (none of whom will receive any additional compensation for such services) in person, by mail, by telephone, telegraph, over the internet or by fax. Mossimo anticipates that banks, brokers, nominees, custodians and fiduciaries will forward proxy soliciting material to beneficial owners of the common stock and that such persons will be reimbursed by Mossimo for expenses incurred in doing so.

Effective Time of the Merger

The merger will become effective at the time the certificate of merger is accepted for filing by the Secretary of State of the State of Delaware or at such other time as may be agreed by Mossimo and Iconix. Assuming the stockholders vote to adopt the merger agreement and all other conditions to the merger are satisfied or, to the extent permitted, waived, Mossimo expects to complete the merger as soon as practicable after the special meeting.

Payment of Merger Consideration and Surrender of Stock Certificates

Continental Stock Transfer & Trust Company has been designated to act as exchange/paying agent for the merger. Immediately after the merger, Iconix will provide the exchange/paying agent with the cash and shares of Iconix common stock necessary to pay the merger consideration to the stockholders of Mossimo. The exchange/paying agent will use these funds solely to pay the merger consideration to those stockholders entitled to receive such consideration pursuant to the merger agreement. The exchange/paying agent will deliver the merger consideration according to the procedures summarized below.

As soon as practicable after the merger, the exchange/paying agent will mail to all stockholders a letter of transmittal and instructions advising you how to surrender your stock certificates in exchange for the merger consideration. Upon surrender of your stock certificates, together with a properly completed letter of transmittal and any other items specified by the letter of transmittal, the exchange/paying agent will pay to you the applicable merger consideration, and your Mossimo stock certificates will be canceled. No interest will accrue or be paid on the merger consideration, regardless of any delay in payment. In addition, all cash payments made in connection with the merger will be reduced by any applicable withholding taxes.

If your stock certificates have been lost, mutilated or destroyed, you may deliver to the exchange/paying agent an affidavit and indemnity bond (in form and substance, and with surety, reasonably satisfactory to the exchange/paying agent and Iconix) instead of your stock certificates.

If you want any part of the merger consideration to be paid to someone else, your stock certificates must be properly endorsed, or otherwise in proper form for transfer, and you must pay to the exchange/paying agent any transfer or other taxes relating to the transfer, or establish to the satisfaction of the exchange/paying agent that the taxes have been paid or are not required to be paid.

Please do not forward your stock certificates to the exchange/paying agent without a letter of transmittal, and do not return your stock certificates with the enclosed proxy.

At and after the merger, you will cease to have any rights as a stockholder of Mossimo, except for the right to surrender your stock certificates, according to the procedures described in this section, in exchange for the merger consideration or, if you properly assert and perfect your appraisal rights, the right to receive the “fair value” of your shares as determined under Delaware law. At the effective time of the merger, Mossimo’s stock ledger with respect to shares of Mossimo stock that were outstanding prior to the merger will be closed and no further registration of transfers of these shares will be made.

The exchange/paying agent will, on demand, return to Iconix all cash that has not yet been distributed in payment of the merger consideration as of eighteen months following the merger, plus any accrued interest, and the exchange/paying agent’s duties will terminate. Thereafter, stockholders may surrender stock certificates directly to Iconix and receive merger consideration, without interest, less any applicable withholding taxes. However, stockholders will in no event have any greater rights against the surviving company than those of general creditors of Mossimo under applicable law, and none of Mossimo, Iconix or its subsidiaries will be liable to you for any merger consideration delivered to a public official under any applicable abandoned property, escheat or similar law.

Pursuant to the merger agreement, Iconix will issue a global security representing all non-transferable contingent share rights to the exchange/paying agent on the closing date of the merger. The non-transferable contingent share rights represent each Mossimo stockholder’s right to receive additional merger consideration following the first anniversary of the merger if Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the year following the merger. As of the date of this proxy statement/prospectus, Iconix cannot determine the number of shares of Iconix common stock, if any, that may be issued pursuant to the non-transferable contingent share rights.

Merger Financing

In connection with the merger agreement, Iconix has obtained a commitment letter from Merrill Lynch Mortgage Capital Inc. pursuant to which Merrill Lynch Mortgage Capital Inc. has agreed to provide, subject to the satisfaction of certain conditions, a two-year loan in an aggregate amount of up to $90 million to fund, together with the existing cash resources of Iconix and Mossimo, the cash portion of the merger consideration to be paid at closing, to provide for a $33 million payment to Cherokee, Inc. pursuant to an agreement described elsewhere herein and to pay costs and expenses relating to the merger.

The commitment letter contemplates a $90 million loan to a new Iconix subsidiary, which Iconix expects will be owned directly or indirectly by the surviving corporation. The activities of the new subsidiary will be limited to acquiring intellectual property assets, exploiting and maintaining such assets and borrowing funds in connection with those activities. The loan would be secured by the Mossimo trademarks and related licensing rights and other related intellectual property rights and licensing agreements and related proceeds and guaranteed by Iconix. It is expected that the interest rate under the loan would be equal to the three month LIBOR plus 5.125% per annum.

The closing of the loan is subject to the negotiation of definitive documentation. Merrill Lynch Mortgage Capital Inc.’s obligation to provide the financing is also subject to various other conditions including, without limitation, the absence of a material adverse change in the business, condition, operations, performance or properties of Iconix or Mossimo and Mr. Giannulli’s continued association with Mossimo.

Iconix’s receipt of the financing contemplated by the commitment letter or otherwise is not a condition to close the merger. Iconix does not currently have any alternative financing commitments in the event the financing with Merrill Lynch Mortgage Capital Inc. is not obtained.

Interests of Certain Persons in the Merger; Potential Conflicts of Interest

In considering the recommendations of the board of directors, you should be aware that certain of Mossimo’s executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of Mossimo’s stockholders generally.

Interests of Mossimo’s Directors and Executive Officers

•
In connection with the merger agreement, Iconix, Mr. Giannulli and Mr. Lewis agreed to enter into a registration rights agreement, which provides certain registration rights relating to shares of Iconix common stock to be received in the merger by Mr. Giannulli and, if applicable, any shares transferred to Mr. Lewis after the closing by Mr. Giannulli.

•
Mossimo has agreed to pay B. Riley & Co., Inc. a fee of $600,000 for investment banking services provided in connection with Mossimo’s evaluation and negotiation of the proposed merger and any alternative proposals. The payment of this fee is not contingent on the completion of any transaction. Bryant R. Riley, a director of Mossimo, is chairman and chief executive officer of B. Riley & Co., Inc. and may be deemed to have an indirect material interest in the fee.  This fee was accrued and expensed by Mossimo in the financial statements for the six months ended June 30, 2006.

•
In connection with the merger, Mr. Giannulli has agreed to enter into an agreement for creative director services with Mossimo and Iconix, which will become effective at, and subject to, the closing of the merger, pursuant to which Mr. Giannulli will perform design and marketing services at the request of Iconix and as required pursuant to the Target license. Iconix will compensate Mr. Giannulli for his creative director duties with 20% of all royalties earned during the term of his creative director services agreement from sales, licensing or other economic exploitation of merchandise, licenses, trademarks or other tangible or intangible property related to the Mossimo brand, other than any royalties or other payments with respect to (i) the Target agreement, and (ii) any Mossimo goods sold by or through Target and its affiliates. The creative director services agreement provides for Mr. Giannulli to receive a non-refundable draw, at the annual rate of $250,000 per year, against the royalty payments. Based on the current level of royalties from licensees other than Target, it is expected that Mr. Giannulli’s income from this agreement will be lower than his current compensation as a Mossimo officer.

•
Although there is no agreement, express or implied, to do so, Mr. Giannulli is considering a possible transfer of up to one-half the after-tax proceeds received by him in the merger to Mr. Lewis in recognition of the role Mr. Lewis has played in Mossimo.

•
Iconix has required that, as a condition to Iconix’s obligation to close the merger, Mr. Giannulli acquire from Mossimo all of the capital stock of Mossimo’s subsidiary Modern Amusement, Inc. prior to the effective date of the merger.  Approximately $2,000,000 of the consideration to be paid will be payable by a promissory note which will be issued by Mr. Giannulli and payable in four equal installments over two years. The remaining consideration, in an appropriate amount of $1.3 million, will be paid in cash. Prior to this divestiture of Modern Amusement, the cash remaining on Modern Amusement’s balance sheet will be distributed to Mossimo, Inc. Iconix required that Mossimo divest Modern Amusement as a condition to the closing of the merger because Modern Amusement, which designs, manufactures and distributes clothing, does not fit into Iconix’s business model or strategy, which focuses exclusively on licensing.  Based on the unaudited pro forma condensed combined financial statements appearing elsewhere in this proxy statement/prospectus, the total selling price is expected to be $3.3 million. The terms of this disposition were negotiated on an arm’s-length basis between Mr. Cole and Mr. Giannulli after Iconix indicated it did not wish to acquire Modern Amusement because Modern Amusement does not fit the Iconix business model.

•
In connection with the merger, Iconix has entered into a consulting agreement with Mossimo’s Chief Financial Officer, Vicken Festekjian, which will become effective at, and subject to, the closing of the merger, under which Mr. Festekjian will provide consulting services with respect to the transition of the Mossimo business to Iconix from the closing of the merger to December 31, 2006. Under this agreement, Iconix will pay Mr. Festekjian a monthly consulting fee of $13,750, plus an aggregate fee of $150,000.

•	Mossimo’s executive officers and directors will be entitled to continued indemnification and certain liability insurance coverage under the merger agreement.

•
All unvested stock options held by Mossimo directors Bryant R. Riley, Robert M. Martini and William Halford and Chief Financial Officer, Vicken Festekjian will be deemed to be vested and cancelled, as will all other previously vested stock options, in return for a cash payment equal to the number of option shares multiplied by the difference between $7.50 per share and the exercise price of such options. Pursuant to this cancellation and payment, Mossimo expects that Mr. Riley will receive approximately $62,100, Mr. Martini will receive approximately $59,355, Mr. Halford will receive approximately $219,855 and Mr. Festekjian will receive approximately $81,000.

Employment, Consulting and Severance Arrangements for Certain Executive Officers

Giannulli and Lewis Employment Agreements to be cancelled. At the closing, Mr. Giannulli and Mr. Lewis’ employment agreements will be terminated. No consideration will be payable to Mr. Giannulli or Mr. Lewis in connection with such termination. However, Mr. Giannulli will enter into the agreement for creative director services with Iconix described above. Based upon the current level of royalties from licensees other than Target, it is expected that Mr. Giannulli’s income from this agreement will be less than his current compensation as a Mossimo officer.

Festekjian Consulting Agreement. Iconix has entered into the consulting agreement, described above, with Mr. Festekjian under which Mr. Festekjian will provide consulting services to Iconix from the closing of the merger to December 31, 2006.

Indemnification and insurance. Mossimo’s articles of incorporation and bylaws provide that it will indemnify its directors and executive officers to the fullest extent permitted by the DGCL. Mossimo also maintains directors’ and officers’ liability insurance for the benefit of such persons. The merger agreement requires Iconix to continue to honor Mossimo’s indemnification obligations to its directors and officers in effect immediately before the merger, including a directors’ and officers’ insurance policy, until the sixth anniversary of the merger. See “ The Merger Agreement-Indemnification.”

Iconix and its Affiliates

As of the date of this proxy statement/prospectus, Iconix and its affiliates hold the following interests in Mossimo:

•	Iconix owns 114,568 shares of common stock of Mossimo, which represents approximately 0.7% of the outstanding shares as of September 7, 2006.

Intent to Vote; Recommendations

To the best of Mossimo’s knowledge, each of Mossimo’s executive officers and directors intends to vote all shares of Mossimo stock he beneficially owns in favor of the merger.

Mr. Giannulli, Mossimo’s Chairman of the Board and Co-Chief Executive Officer and owner of 64.2% of Mossimo’s common stock, agreed pursuant to the merger agreement to vote all of his shares of Mossimo common stock in favor of the merger, unless the board of directors withdraws its recommendation and terminates the merger agreement.

The Mossimo board unanimously recommends that you vote FOR the merger agreement and the transactions contemplated thereby.

Estimated Fees and Expenses of the Merger

Whether or not the merger is completed, all fees and expenses incurred in connection with the merger will generally be paid by the party incurring those fees and expenses. Under certain circumstances described in the merger agreement, Mossimo could be required to pay to Iconix a termination fee of $5,000,000, which would be reduced to $3,500,000 pursuant to a memorandum of understanding to settle certain litigation. The estimated total fees and expenses to be incurred by Mossimo and Iconix in connection with the merger are as follows:

Description	Iconix	Mossimo
Advisory fees and expenses	$4,351,000	$600,000
Legal fees and expenses	723,000	500,000
Depositary fees and expenses	8,500	-
Proxy solicitor fees and expenses	-	20,000
Audit and accounting fees and expenses	450,000	50,000
Hart-Scott-Rodino filing fee	125,000	-
SEC filing fee	13,588	-
Printing and mailing costs	30,000	-
Fees and expenses associated with financing	900,000	-
Miscellaneous expenses	30,000	75,000
TOTAL	$6,631,088	$1,245,000

Except as set forth herein, neither Mossimo nor Iconix will pay any fees or commission to any broker, dealer or other person for soliciting proxies pursuant to the merger. Mossimo and Iconix have retained Continental Stock Transfer & Trust Company to act as exchange/paying agent in connection with the merger. The exchange/paying agent will receive reasonable and customary compensation for its services in connection with the merger, plus reimbursement for out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Legal fees and expenses incurred by or on behalf of Mossimo and Iconix and their affiliates in connection with the merger will be paid by the party incurring the expense with the exception of the HSR filing fee (which has been paid by Iconix).

The expense of soliciting proxies from stockholders as well as preparing and mailing the notice of special meeting, the proxy statement and the proxy card(s) will be paid by Mossimo.

THE MERGER

Background and Reasons for the Merger

Mossimo is a Delaware corporation formed in November 1995 which operates as a designer and licensor of apparel and related products under the “Mossimo” brand and other brands it owns. Mossimo licenses the Mossimo brand to domestic and international third parties, with Target and its affiliates as Mossimo’s primary domestic licensee.

On April 11, 2005, Mr. Giannulli submitted a non-binding proposal to Mossimo’s board of directors to acquire all of the outstanding publicly-held shares of Mossimo common stock in a going private transaction for $4.00 per share in cash. In response to Mr. Giannulli’s proposal, the Mossimo board of directors appointed a special committee consisting entirely of independent directors to evaluate the proposal on behalf of stockholders and to make a recommendation to the board of directors on whether to approve the proposal. The special committee retained independent counsel and an independent financial advisor, Houlihan, Lokey, Howard and Zukin, which we refer to in this proxy statement/prospectus as Houlihan Lokey, to evaluate whether the $4.00 per share cash consideration in Mr. Giannulli’s proposed offer was fair, from a financial point of view, to Mossimo and its stockholders.

On August 16, 2005, Mr. Giannulli announced his decision to withdraw the proposal and indicated that, while he remained interested in acquiring the publicly-held minority interest in Mossimo’s common stock, he did not intend to make a new bid at Mossimo’s then-current stock trading levels. On August 15, 2005, Mossimo’s common stock closed at $5.72.

On September 21, 2005, Mr. Giannulli and Mossimo entered into an agreement for Mr. Giannulli to acquire the outstanding publicly-held minority shares of Mossimo in a going-private transaction for $5.00 per share in cash. The proposal consisted of a two-step transaction. The first step would be a tender offer to purchase all of the outstanding shares of Mossimo common stock not owned by Mr. Giannulli at a purchase price of $5.00 per share by Mossimo Acquisition Corp., a newly-formed, wholly-owned subsidiary of Mossimo Holding Corp., which itself was a newly-formed corporation of which Mr. Giannulli was the sole stockholder. Following the tender offer would be a second-step merger of Mossimo Acquisition Corp. with and into Mossimo, which would continue to exist as a wholly-owned subsidiary of Mossimo Holding Corp.

Mossimo’s board reconvened the special committee to evaluate Mr. Giannulli’s revised proposal on behalf of unaffiliated stockholders, and to make a recommendation to the board of directors. In connection with the proposed going-private transaction, the special committee retained Houlihan Lokey to evaluate whether the proposed $5.00 per share consideration was fair, from a financial point of view, to the unaffiliated public stockholders of Mossimo. After evaluating the proposed transaction, Houlihan Lokey issued an opinion to the special committee that the proposed $5.00 per share consideration was fair, from a financial point of view, to Mossimo’s public stockholders. On September 21, 2005, Mossimo’s board of directors, with the unanimous recommendation of the special committee, unanimously approved the proposed going-private transaction and related documents.

On October 9, 2005, after Mr. William Sweedler, then a director and executive officer of Iconix, had contacted Mr. Giannulli and Mr. Lewis, at the request of Mr. Neil Cole, Iconix’s Chief Executive Officer, to discuss Iconix’s interest in pursuing a possible business combination with Mossimo, Mr. Cole met with Mr. Giannulli and Mr. Lewis in Los Angeles to learn more about the Mossimo business and to further discuss the possibility of a transaction. Mr. Giannulli advised that the special committee and its advisors were the appropriate parties with whom to negotiate. Iconix subsequently contacted the committee and its advisors, and indicated interest in a transaction that could have resulted in Mossimo’s stockholders, including Mr. Giannulli, receiving greater cash consideration than that contemplated by Mr. Giannulli’s proposed tender offer. Mossimo, its directors, officers and professional advisors, including Houlihan Lokey, did not solicit Iconix’s indication of interest in acquiring Mossimo. On October 21, 2005, Mossimo and Iconix entered into a confidentiality agreement enabling Iconix to conduct due diligence in connection with its proposed offer. In response to the Iconix proposal, Mossimo and Mr. Giannulli announced on October 31, 2005 that they had amended the agreement to extend the deadline for Mr. Giannulli to commence and complete the proposed tender offer.

On November 9, 2005, the special committee and Mr. Giannulli announced that they had received a letter from Iconix indicating that Iconix had decided to terminate its discussions with Mr. Giannulli and the special committee regarding a possible acquisition of Mossimo. Iconix determined, for business reasons based principally on the uncertainty at that point regarding the likelihood of a continuing relationship between Target and Mossimo following the closing, not to proceed with the acquisition transaction at that time. On November 12, 2005, the special committee withdrew its recommendation of Mr. Giannulli’s proposed going-private transaction and related merger. In response, also on November 12, 2005, Mr. Giannulli delivered a letter to the special committee announcing that he was terminating the proposed going-private transaction, the merger agreement and the related agreements.

In January 2006, Mr. Giannulli received a telephone call from Mr. Cole. Mr. Riley, at Mr. Giannulli’s request, returned the call and, as a result, Mossimo learned that Iconix maintained interest in acquiring Mossimo. On January 20, 2006, Mr. Riley contacted Mr. Cole to arrange a January 27, 2006 meeting in New York to discuss a potential transaction. At that meeting, Mr. Cole proposed that Iconix purchase all of the outstanding stock of Mossimo for $7.50 per share. When Mr. Riley noted that Mossimo stockholders would need to receive at least $8.50 per share, Mr. Cole stated his belief that Iconix common stock would increase in value, and thus achieve $8.50 or more in consideration for Mossimo stockholders. Mr. Riley therefore proposed the contingent share right by which Mossimo stockholders would receive additional shares of Iconix common stock if Iconix common stock did not close at or above a specified value in the year following the merger. Mr. Giannulli and Mr. Riley discussed Mr. Riley’s meeting with Mr. Cole and agreed to convey Mr. Cole’s proposal to the other members of Mossimo’s board of directors. The division of the proposed consideration into cash and stock components was designed to ensure that the stock consideration would be entitled to deferred tax treatment. The proposed terms were informally discussed with each of the Mossimo board members, who requested that discussions continue.

On February 7, 2006, Mr. Riley and Mr. Giannulli discussed the general terms of a possible transaction between Mossimo and Iconix with Mr. Cole, and also conveyed that the financial terms discussed at the January 27, 2006 meeting were generally acceptable to Mossimo’s board. Mossimo’s board of directors did not appoint a special committee to evaluate the transaction because (i) it was an arm’s-length offer from a third party in which all Mossimo stockholders would receive the same consideration for their shares, (ii) the Mossimo board did not believe there had been a substantial change in Mossimo’s business since the proposed $5.00 per share going private transaction was terminated in November 2005, and (iii) no other acquisition proposals for Mossimo had emerged in the meantime. Mr. Riley, Mr. Giannulli and Mr. Cole then met in Los Angeles on February 15, 2006 to discuss the business of Mossimo, including its relationship with Target. Although the parties recognized that Mossimo’s license agreement with Target did not require the approval of the proposed transaction, both parties wished to obtain assurance from Target that the Target relationship would continue after the completion of the merger.

On February 21, 2006, Blank Rome LLP, counsel to Iconix, which we refer to as Blank Rome in this proxy statement/prospectus, delivered to Mossimo’s counsel a proposed form of merger agreement among Iconix, Moss Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Iconix to be formed to effect the acquisition, Mossimo and Mr. Giannulli so the parties could begin negotiating ancillary terms of a proposed transaction. Under the proposed merger agreement, Moss Acquisition Corp. would purchase all of the outstanding common stock of Mossimo for consideration equal to $7.50 per Mossimo common share, to be paid in a combination of cash and Iconix common stock. Iconix would pay additional Iconix common stock consideration if Iconix common stock did not close above specified levels during the year following the merger. Mossimo would merge with and into Moss Acquisition Corp., which would be the surviving corporation and change its name to Mossimo, Inc. following the merger. Mossimo retained Paul, Hastings, Janofsky & Walker LLP, which we refer to in this proxy statement/prospectus as Paul Hastings, as counsel to Mossimo and entered into negotiations with Iconix.

From February 22, 2006 to March 29, 2006, Mr. Giannulli, Mr. Lewis and Mr. Riley, on behalf of the Mossimo board of directors, together with Paul Hastings, actively negotiated the proposed merger agreement with Mr. Cole and other senior Iconix executives and Blank Rome, including the text of representations and warranties, covenants, closing conditions and similar matters. These discussions did not change the basic substantive terms previously discussed.

On March 21, 2006, the Mossimo board held a telephonic meeting at which Mr. Giannulli, Mr. Riley and Paul Hastings reported to the full board on the status of the negotiations and the proposed transaction. The board authorized Mr. Giannulli and Mr. Riley to continue negotiations with Iconix. On March 24, 2006, drafts of the proposed merger agreement and ancillary agreements were sent to each Mossimo board member for review in preparation for a March 29, 2006 telephonic meeting. During this time, Iconix continued to perform due diligence on Mossimo and the parties continued to negotiate the merger agreement. On March 24, 2006, Mossimo sent diligence documents and draft disclosure schedules to the merger agreement to Blank Rome. On March 28, 2006, counsel and accountants for Iconix conducted a due diligence visit to Mossimo’s corporate offices in Santa Monica, California and met with Mossimo’s senior management and counsel from Paul Hastings.

During this time, Mossimo’s directors also discussed a proposed amendment to and extension of Mossimo’s license agreement with Target. On February 20, 2006, Mr. Giannulli met with a Target executive to explain the proposed transaction with Iconix and to discuss proposed revisions to Mossimo’s license agreement with Target. On March 28, 2006, Mr. Giannulli, Mr. Lewis and Mr. Cole flew to Minnesota to meet with Target executives to discuss the proposed Iconix transaction and the proposed revisions to Mossimo’s license agreement with Target. Target informed Mossimo that it did not object to the proposed Iconix transaction, and Mossimo continued its discussions with Target with respect to a revised license agreement, which Mossimo and Target executed on March 31, 2006.

Mossimo’s board of directors convened a special meeting to discuss the proposed merger and merger agreement on March 29, 2006. At the special meeting, Mr. Riley, Mr. Lewis, Mr. Giannulli and Paul Hastings reported on their discussions with Iconix and Blank Rome. Mr. Riley reported that Iconix had proposed to acquire Mossimo in a transaction that could result in all of Mossimo’s stockholders, including Mr. Giannulli, receiving consideration valued (as of the signing) at not less than $7.50 per share, with such purchase price to be paid in (i) shares of Iconix common stock having an aggregate value of approximately $51.5 million, (ii) $67.5 million in cash, and (iii) a non-transferable contingent right to receive additional shares of Iconix common stock if Iconix common stock does not close at or above a specified price for at least twenty consecutive trading days by the first anniversary of the Merger. On March 29, 2006, the closing price of Mossimo’s common stock on the NASDAQ Capital Market was $5.96.

At the March 29, 2006 special meeting, the Mossimo board also considered Mossimo’s reasons for the proposed merger agreement and the fairness of the proposed merger consideration to all Mossimo stockholders, including the public stockholders otherwise unaffiliated with Mossimo. The board evaluated several factors in detail, including Mossimo’s current market price and the premium offered by Iconix, the lack of alternative acquisition proposals, (including the lack of competing proposals from prospective acquirors other than Iconix during and after Mr. Giannulli’s 2005 tender offers), Mossimo’s historical and projected financial performance, the likelihood of a higher future trading price for Mossimo’s stock, the fact that the proposed merger agreement and proposed merger were the result of arm’s length negotiation, the requirement that Mossimo obtain a financial advisor’s opinion that the proposed merger consideration is fair, from a financial point of view, to Mossimo’s stockholders, the stockholder approval requirement, Mossimo’s ability to consider alternative proposals consistent with the board’s fiduciary duties to Mossimo stockholders, the costs of remaining a publicly traded company, and the availability of appraisal rights for dissenting stockholders, if there are any. The board also considered possible risks, including a possible future decline in the Iconix share price, the inability to actively solicit other offers, the proposed breakup fee, and the risk of a negative adjustment to the share price if Mossimo’s cash and equivalents failed at closing to meet the level required by the merger agreement. For additional information about the Mossimo board’s analysis of these factors, see “The Merger—Position of Mossimo as to the Fairness of the Merger; Recommendation of Mossimo’s Board of Directors.”

Following the board’s careful consideration of the proposed merger and merger agreement, the fairness of the merger consideration to all Mossimo stockholders and the reasons for the merger, and extensive discussions with Paul Hastings, the board unanimously deemed it to be in the best interests of Mossimo and its stockholders to continue negotiations with Iconix related to the proposed merger agreement and the transactions contemplated thereby, including the merger, and, if satisfactory terms could be reached, the board unanimously authorized Mossimo’s management to execute a definitive merger agreement. If a satisfactory agreement could be reached, the board also authorized Mossimo to prepare and file with the SEC a proxy statement and other materials relating to a special meeting of Mossimo stockholders to approve and adopt the merger agreement and the transactions contemplated thereby, and to specifically include in the proxy statement a statement that the Mossimo board recommends that Mossimo’s stockholders approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.

The board also decided to engage a nationally-recognized financial advisor to provide an independent fairness opinion in connection with the proposed transaction. Mossimo’s board engaged FMV Opinions, Inc. to act as Mossimo’s financial advisor to issue a written opinion as to the fairness of the proposed merger consideration to Mossimo’s stockholders as of March 31, 2006. The board selected FMV Opinions because of its expertise as a financial advisor in mergers and acquisitions.

From March 29, 2006 through April 2, 2006, Mr. Giannulli, Mr. Lewis and Mr. Riley, together with Paul Hastings, engaged in extensive negotiations with Mr. Cole, other Iconix executives, and Blank Rome, to finalize the merger agreement and ancillary documents. The negotiations focused on, among other things, the treatment of Mossimo stock options and consideration payable to holders of such options, the non-transferable contingent share right mechanism for payment of additional merger consideration if Iconix common stock does not close at or above levels specified in the merger agreement during the year following the merger, a limitation on the number of shares of Iconix common stock issuable as merger consideration, certain representations and warranties, Mossimo’s divestiture of Modern Amusement, Inc. and certain ancillary agreements to the merger agreement.

The price for the sale of Modern Amusement was initially negotiated by Mr. Cole and Mr. Giannulli after Mr. Cole indicated that Iconix would require that Mossimo divest Modern Amusement on terms acceptable to Iconix, because Modern Amusement did not fit the Iconix business model. Mossimo's board had previously considered whether to close or dispose of Modern Amusement, because it had not been profitable and was unrelated to the Company's primary business. Mossimo's board was of the view that Modern Amusement would be difficult to sell because it was dependent on involvement of Mr. Giannulli and because any potential buyer of a specialty design business could start a new company for a modest investment. Mr. Giannulli indicated that he would be willing to acquire Modern Amusement to satisfy the requirement that the business be sold, and suggested a price. Mr. Cole indicated that a higher price would be necessary and Mr. Giannulli agreed to a higher price provided that a portion could be paid with a promissory note. In approving the merger agreement, Mossimo's board noted that the final price was to be negotiated on an arms-length basis and did not regard the sale as material to the overall transaction.

The merger agreement was executed by the parties on April 2, 2006 and was effective as of March 31, 2006. Prior to the opening of trading on the NASDAQ National Market (now the NASDAQ Global Market) on April 3, 2006, Iconix issued a press release announcing the execution of the merger agreement and the amended Target agreement.

Subsequent to the signing of the merger agreement, discussions about the sale of Modern Amusement continued among Mr. Cole, Mr. Riley, and Mr. Giannulli, and Mr. Giannulli has agreed to pay approximately $3.3 million for Modern Amusement. The purchase price is comprised of a $2 million base price plus an additional amount, expected to be approximately $1.3 million, calculated based on the net value of certain assets of Modern Amusement, comprised of accounts receivable, fixed assets, inventory and prepaid expenses, reduced by Modern Amusement's accrued expenses, accounts payable, and deferred rent. Prior to Mossimo's divestiture of Modern Amusement, Modern Amusement will distribute any net cash on its balance sheet to Mossimo. This price exceeds the value placed on Modern Amusement by FMV Opinions, Mossimo's financial advisor. In its assessment of the fairness of the consideration to be received in the merger by Mossimo's stockholders, FMV Opinions had valued Modern Amusement between $2.392 million and $3.186 million on a controlling interest basis. This valuation range included a 15% control premium.

Also, subsequent to the execution of the merger agreement, Iconix contacted Cherokee, Inc. regarding a possible transaction involving Cherokee’s finders agreement with Mossimo, such transaction being consistent, in Iconix’s view, with its business model in respect of the ownership of virtually all of its licensing revenues. On April 17, 2006, Mossimo received a proposal from Cherokee to acquire all outstanding shares of Mossimo for $8.50 per share, consisting of $6.00 per share in cash and $2.50 per share in Cherokee stock. Cherokee’s April 17, 2006 proposal letter to Mossimo’s board specified that Cherokee’s acquisition proposal was “subject to the completion of a standard due diligence review” and proposed that Mossimo and Cherokee enter into a confidentiality agreement to begin the diligence review. Although Cherokee’s proposal letter noted that Cherokee had approximately $9,000,000 in cash on its balance sheet, Cherokee’s acquisition proposal would have required the payment of approximately $95,000,000, or $6.00 per Mossimo share, in cash consideration to Mossimo stockholders. Cherokee therefore provided Mossimo’s board with a letter from CapitalSource Finance LLC to Cherokee stating that CapitalSource was “highly confident in our ability to underwrite and commit to a total credit facility of approximately $100.0 million.” However, the CapitalSource proposal was subject to CapitalSource’s approval of the final transaction structure, acquisition purchase terms, and review of Cherokee’s financial model.

Mossimo’s board evaluated Cherokee’s proposal and convened a special meeting on April 19, 2006 to discuss it. At that meeting, the board was not able to determine that Cherokee’s offer, as presented to Mossimo, constituted a “superior proposal” within the meaning of the merger agreement, based in part on the financing and due diligence contingencies in Cherokee’s proposal. Iconix’s proposal was not subject to a financing contingency and also was no longer subject to a due diligence contingency at that time as Iconix had already completed its due diligence review. Thus, Mossimo’s board regarded Cherokee’s proposal as less certain. In addition, based on Cherokee’s past trading history, Mossimo’s board was concerned that Cherokee common stock could continue to be subject to lower trading volume as compared to Iconix common stock. The board considered that sales of Cherokee common stock by Mossimo stockholders after a transaction might lead to less liquidity and greater price volatility than would result from similar sales of Iconix common stock because the lower trading volume might be more sensitive to such sales. Accordingly, Mossimo’s board recognized a potential risk that, by receiving Cherokee common stock, Mossimo stockholders might be subject to greater risk of price volatility and lower liquidity than they would be under Iconix’s proposal. Also, Cherokee’s proposal did not include a “floor” or other adjustment in case Cherokee’s stock price eroded prior to the closing of the merger. Mossimo’s board was also concerned that the Cherokee proposal’s due diligence contingency could give Cherokee the opportunity to withdraw or adversely modify its proposal after its due diligence review, which was no longer an issue with respect to the Iconix proposal.

However, Mossimo’s board believed that Cherokee’s proposal should be explored. They believed that if Mossimo engaged Cherokee in discussions and allowed Cherokee to perform limited due diligence, the uncertainty created by the due diligence contingency could be eliminated, and Cherokee’s interest could reasonably be expected to lead to a superior proposal. Mossimo’s board also wished to perform due diligence on Cherokee to evaluate the Cherokee common stock to be received by Mossimo stockholders in the Cherokee proposal and investigate concerns about possible risks of price volatility and lack of liquidity associated with the Cherokee common stock. Mossimo advised Cherokee of these issues, and its willingness to try to resolve them. On April 21, 2006, Mossimo signed a mutual confidentiality agreement with Cherokee and both companies commenced a due diligence review.

In response to the Cherokee proposal, Iconix considered various possible actions that it could take in the event that Mossimo’s board determined that the Cherokee proposal constituted a superior proposal under the merger agreement. In this regard, Iconix considered its rights under the merger agreement and applicable law to address a possible determination by Mossimo’s board that the Cherokee proposal was, in fact, a superior proposal. In addition, Iconix considered the possibility of adjusting the composition or amount of the merger consideration and/or the structure of the transaction; however, given the uncertainties associated with the Cherokee proposal at that time, no specific terms were discussed and no changes were made to the merger consideration or any other terms of the merger transaction with Mossimo.

On or about April 26, 2006, while initial discussions were taking place between Mossimo and Cherokee, Iconix renewed discussions with Cherokee concerning a possible transaction involving the finders agreement and the parties were able to reach mutually agreeable terms. Iconix had believed that Cherokee might favor such a transaction over Cherokee’s proposal to acquire all of the outstanding shares of Mossimo, and that if the parties could reach agreement on a transaction involving the finders agreement, Cherokee would withdraw its proposal. Moreover, Iconix determined that such a transaction would be consistent with its business model and would facilitate the successful completion of the merger and be in the best interests of Iconix and its stockholders.

On April 27, 2006, Iconix and Cherokee entered into a termination and settlement agreement pursuant to which Cherokee agreed to withdraw its proposal (and not to reinstate or make any new offer) to acquire all or substantially all of the capital stock of Mossimo, and to terminate, simultaneously with the merger, the finders agreement between Mossimo and Cherokee in exchange for Iconix’s agreement to pay Cherokee $33,000,000 upon the closing of the merger. On April 27, 2006, Cherokee delivered a letter to Mossimo’s board of directors withdrawing its proposal to acquire Mossimo and terminating all discussions, negotiations and diligence regarding a possible business combination with Mossimo. Prior to April 27, 2006, Mossimo was not aware of any discussions or negotiations between Iconix and Cherokee.

Structure of the Merger

Iconix, Moss Acquisition Corp., Mossimo and Mr. Giannulli entered into the merger agreement, which is the legal document governing the merger, as of March 31, 2006. Under the terms of the merger agreement, Mossimo will merge with and into Moss Acquisition Corp., with Moss Acquisition Corp. continuing as the surviving corporation. As part of the merger, Moss Acquisition Corp.’s name will be changed to Mossimo, Inc. and it will remain a wholly-owned subsidiary of Iconix. Upon completion of the merger, all Mossimo common stock will be cancelled and will no longer be publicly traded.

The merger agreement is attached to this proxy statement/prospectus as Appendix A . We strongly urge Mossimo stockholders to carefully read the merger agreement in its entirety. For a summary of the merger agreement, please see the section entitled “The Merger Agreement” beginning on page 57 of this proxy statement/prospectus.

The merger agreement requires Mr. Giannulli, holder of approximately 64.2% of Mossimo’s outstanding common stock, to vote all of his shares of Mossimo common stock in favor of the adoption and approval of the merger agreement, subject to certain exceptions.

What You Will Receive

Common stock

Upon completion of the merger, Mossimo stockholders will be entitled to receive 0.2271139 of a share of Iconix common stock and $4.25 in cash, subject to adjustment in certain circumstances, for each outstanding share of Mossimo common stock. Each Mossimo stockholder will also receive a non-transferable contingent share right to receive additional shares of Iconix common stock after the first anniversary of the merger if Iconix common stock does not close at or above $18.71 per share for at least twenty consecutive trading days during the year following the merger. In the last five years, Iconix common stock has not closed at or above $18.71.

In the event that this share price is met and either maintained or exceeded for the requisite period, no contingent shares would be issuable. In the event that this price is not met and maintained or exceeded for the requisite period, the number of contingent shares to be issued will be based on the greater of the average closing price of Iconix common stock for the three business days prior to closing or the highest twenty consecutive trading day average closing price during the first year after closing.

For example, if you hold 10,000 shares of Mossimo stock, you will receive 2,271 shares (10,000 * 0.2271139) of Iconix common stock and approximately $42,500 (10,000 * $4.25) in cash. If Iconix common stock does not close at or above $18.71 per share for at least twenty consecutive trading days during the year following the merger, each former holder of Mossimo common stock will be entitled to receive a number of additional shares of Iconix common stock determined by the following formula:

(a) The number of shares of Iconix common stock issued to the Mossimo stockholder as initial merger consideration multiplied by:

(b) The difference between (i) $18.71 and (ii) the greater of either:

(A) the highest twenty consecutive trading day average closing sale price during the year following the merger; or

(B) the average closing sale price of Iconix common stock as reported on the NASDAQ Global Market for three (3) business days prior to the closing;

(c) The product of which is then divided by the higher of either (A) or (B).

Thus, if a former Mossimo stockholder is issued 2,271 shares of Iconix common stock following the completion of the merger, and the average highest closing sales price of Iconix common stock over at least one twenty consecutive trading day period in the year following the merger is $14.56 (the twenty consecutive trading day average closing sale price during the period between August 10, 2006 and September 7, 2006), and if that price is higher than the average closing sale price of Iconix common stock as reported on the NASDAQ Global Market for the three (3) business days prior to the closing, then the former Mossimo stockholder would receive:

(2,271 shares * ($18.71 - $14.56)) / $14.56 = 647 additional shares of Iconix common stock.

If additional Iconix shares become payable pursuant to the non-transferable contingent share rights, former Mossimo stockholders will receive such additional shares within twenty business days after the one-year anniversary of the closing of the merger (subject to certain exceptions in case of calculation disputes). Iconix will not reserve or place any shares of its common stock in escrow for issuance pursuant to the non-transferable contingent share rights.

Both the stock number and the cash amount can be adjusted under the merger agreement. If the average closing price of Iconix common stock for the three trading days prior to the closing of the merger equals or exceeds $22.80 per share, as determined by a formula set forth in Section 1.3(d) of the merger agreement, the aggregate value of the initial merger consideration will be capped at approximately $150,000,000. Iconix may also elect to pay any portion of initial merger consideration in excess of an aggregate of $135,147,866 in either cash or Iconix common stock. In no event may the cash portion of the merger consideration exceed 60% of the total merger consideration.

The number of shares of Iconix common stock you will receive in the merger will equal the number, rounded down to the nearest whole number, determined by multiplying 0.2271139 by the number of shares of Mossimo common stock you own. You will not receive any fractional shares of Iconix common stock. Instead, you will receive cash from Iconix, without interest, for any fractional share of Iconix common stock that you might otherwise have been entitled to receive.

Based upon 16,002,775 shares of Mossimo common stock outstanding as of September 7, 2006 (including 114,568 shares owned by Iconix which shall be cancelled in accordance with the merger agreement), Iconix will issue approximately 3,608,433 shares of Iconix common stock to former Mossimo stockholders, assuming no change in the number of shares of Mossimo common stock outstanding and excluding any shares which may be issued under the non-transferable contingent share rights. Therefore immediately after completion of the merger, former Mossimo stockholders will hold approximately 3,608,433 shares or 8.2% of Iconix’s then-outstanding common stock (excluding any shares which may be issued under the non-transferable contingent share rights).

Mossimo stock options

Prior to the closing of the merger, each option to purchase shares of Mossimo common stock that was granted pursuant to the Mossimo, Inc. 1995 Stock Option Plan, whether vested or unvested, will be cancelled and converted into the right to receive a cash payment equal to (1) the difference between (a) $7.50 (subject to adjustment in certain circumstances) and (b) the applicable per share exercise price, multiplied by (2) the number of shares of Mossimo common stock subject to such stock option. The cash payment will be subject to any applicable tax withholding. If additional shares of Iconix stock become payable to former Mossimo stockholders after the first anniversary of the merger pursuant to the non-transferable contingent share right, Iconix will pay each option holder who is entitled to payment in respect of cancelled options an amount equal to the cash value of the additional merger consideration each option holder would have received had he or she exercised the options prior to the merger (less any applicable tax withholding).

Position of Mossimo as to the Fairness of the Merger; Recommendation of Mossimo’s Board of Directors

In evaluating the fairness and advisability of the merger agreement and the merger, the Mossimo board of directors has considered the following factors:

•
Market Price and Premium. The board discussed the historical market prices and recent trading activity in the Mossimo common stock, including the fact that the proposed Iconix merger consideration of at least $7.50 per Mossimo share payable upon closing of the merger represented a premium of approximately 26% to the closing price of the common stock on March 28, 2006, the last trading day before the board discussed the Iconix merger proposal.

•
Lack of Alternative Acquisition Proposals. Because Iconix was the only other party to express interest in acquiring Mossimo following Mr. Giannulli’s announcement of proposed tender offers in April 2005 and September 2005, and because no other third party had expressed interest in acquiring Mossimo following the termination of Mr. Giannulli’s proposal in November 2005, the board considered it unlikely that a credible competing offer could be obtained for Mossimo at a price higher than the Iconix offer. When Cherokee made a competing offer after the execution of the merger agreement, Mossimo's board decided to provide information to Cherokee and ask Cherokee for information to enable Mossimo’s board to examine Cherokee's offer to determine whether it was a "superior proposal" within the meaning of the merger agreement.  Before Mossimo's board could make this determination, however, Cherokee terminated its offer and all discussions, negotiations and diligence with Mossimo.

•
Risks. The board considered several possible risks of the proposed merger with Iconix, including a possible future decline in the Iconix share price, Mossimo's inability to actively solicit competing offers, the proposed breakup fee and the risk of a negative adjustment to the share price if Mossimo's cash and equivalents failed at closing to meet the level required by the merger agreement.

•
Historical and Projected Financial Performance. The board discussed Mossimo’s current and anticipated business, financial condition, results of operations and prospects, the volatile nature of the industry in which Mossimo operates, Mossimo’s dependence on a single major customer, and the board’s belief that Mossimo’s ability to achieve projected results of operations is subject to significant risks and uncertainties. The board also noted that historically Mossimo has not been able to reliably predict its results of operations.

•
Likelihood of a Higher Trading Price. The board discussed the historically volatile nature of Mossimo’s common stock price and both the historical and analyst projections of the trading range of the common stock. While the board believed it is possible that in the future Mossimo’s common stock will trade in excess of the price offered in the proposed Iconix merger, the board believed that prospect was highly uncertain and subject to substantial downside risk. The board also believed that the proposed Iconix merger represents a significant realizable benefit to stockholders, as compared to the mere possibility that at some undetermined future date the Mossimo common stock might trade at a higher level.

•
Offer Price and Merger Consideration. The board discussed whether, based on Mossimo’s negotiations with Iconix and other information available to it, that merger consideration set forth in the merger agreement represents the highest price that Iconix is willing to pay and, in light of the lack of proposals at comparable or higher valuations, it is likely the highest price reasonably attainable for Mossimo’s stockholders in a merger or other acquisition transaction. The board concluded that, as of the date of the meeting and based on the information available to the board, including discussions between board members and Iconix’s Chief Executive Officer, the merger consideration offered by Iconix represents the highest price Iconix would pay to acquire Mossimo under the circumstances in effect on that date. Later, when Cherokee made its offer to purchase Mossimo, Mossimo's board was unable to determine whether Cherokee's offer constituted a "superior proposal" for Mossimo, or whether Cherokee's proposal constituted circumstances that would increase the price Iconix would pay to acquire Mossimo.  Before Mossimo's board could obtain and evaluate the information needed to make this determination, Cherokee terminated its offer and all discussions, negotiations and diligence with Mossimo.

•	Arm’s Length Negotiations. The board considered that the merger agreement and the proposed merger consideration are the product of arm’s length negotiations between Iconix and Mossimo.

•	Brand Diversification. The board considered Mossimo’s risks in licensing a single brand, compared with the diversification of Iconix’s business across several brands.

•
Opinion of Financial Advisor. The board has considered that the merger agreement requires, as a condition to the closing of the merger, that Mossimo obtain an opinion from a nationally recognized financial advisor stating that the proposed merger consideration is fair, from a financial point of view, to Mossimo and its stockholders.

•
Stockholder Approval. The board considered that the merger agreement requires that it be adopted by the affirmative vote of the holders of a majority of the outstanding shares of common stock of Mossimo before the merger may be consummated.

•
Terms of the Merger Agreement. The board discussed the terms and conditions of the merger agreement, including the ability to negotiate with any third party which makes an unsolicited acquisition proposal, if the board determines that it must do so to comply with its fiduciary obligations to Mossimo stockholders. Further, the board considered that the merger agreement permits the board to terminate the agreement if Mossimo receives a superior proposal and the board determines that it must terminate the merger agreement to comply with its fiduciary duties to Mossimo’s stockholders, including the fact that if Mossimo terminated the merger agreement under such circumstances, Mossimo would be required to pay a “break-up” fee to Iconix of $5,000,000, which would be reduced to $3,500,000 pursuant to a memorandum of understanding to settle certain litigation.

•
Cost of Continuing as a Public Corporation. The board discussed the significant compliance costs it incurs as a publicly-traded corporation, including expected increases in costs in connection with compliance requirements under the Sarbanes-Oxley Act of 2002.

•	Appraisal Rights. The board considered that appraisal rights will be available to dissenting stockholders under the DGCL.

•
Opinion of FMV Opinions. The board also considered the analysis of FMV Opinions and in particular the opinion of FMV Opinions that, as of March 31, 2006, and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid under the merger agreement is fair from a financial point of view to Mossimo’s stockholders.

In addition to the matters mentioned above, the board considered the other terms and conditions of the merger agreement, the present economic environment and other relevant facts and circumstances pertaining to the proposed transaction. The board did not consider that it was practicable or useful to quantify or otherwise assign relative weights to the various factors considered by it, and therefore did not do so.

Although the merger is not subject to the approval of the majority of the stockholders unaffiliated with Mossimo, and neither a separate committee of independent directors nor an unaffiliated representative was appointed to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the merger or preparing a report concerning the fairness of the merger, the board of directors believes that the merger is procedurally fair to the public stockholders. This belief is based on the following factors: (i) Mossimo vigorously negotiated the terms of the merger in an arm’s-length manner with Iconix with the incentive to obtain the maximum purchase price attainable for the outstanding capital stock of Mossimo; (ii) all stockholders will receive the same per share consideration; (iii) Mr. Giannulli, who in 2005 had stated he would not consider selling his Mossimo stock to a third party, was willing to accept the merger consideration and vote in favor of the merger agreement; (iv) the board retained an independent financial advisor experienced in making valuations of companies and in rendering fairness opinions, FMV Opinions, to advise it in evaluating the fairness of the merger consideration to be received by Mossimo stockholders under the merger agreement; (v) FMV Opinions delivered its opinion to the board that the consideration to be received by Mossimo stockholders the merger agreement, was fair, from a financial point of view, to the stockholders.

After considering the foregoing factors, the other information available to it, and after numerous meetings and discussions, the board unanimously determined that the terms of the merger agreement were fair to, and in the best interests of, Mossimo and its stockholders. The Mossimo board therefore recommends that the stockholders of Mossimo vote FOR the adoption of the merger agreement at the special meeting.

Opinion of Financial Advisor to Mossimo

Mossimo’s board retained FMV Opinions to act as financial advisor in assessing the fairness, from a financial point of view as of March 31, 2006, of the consideration to be received by holders of Mossimo’s common stock in the merger. On April 26, 2006, FMV Opinions delivered a written and oral opinion to Mossimo’s board at a special meeting. FMV Opinions opined that, as of March 31, 2006, and based upon and subject to the various factors, assumptions and limitations set forth in the opinion, the consideration to be received by the stockholders of Mossimo in connection with the merger is fair, from a financial point of view, to such stockholders.

The full text of the written opinion of FMV Opinions dated as of March 31, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix E to this proxy statement/prospectus and is incorporated herein by reference. Mossimo’s stockholders should read the opinion carefully and in its entirety to understand the procedures followed, assumptions made, matters considered and limits of the review undertaken by FMV Opinions in rendering its opinion. FMV Opinions provided its opinion for the information and assistance of the board in connection with its consideration of the merger. The opinion is not a recommendation as to how any holder of Mossimo’s common stock should vote with respect to the merger.

In preparing its opinion, FMV Opinions did the following, among other things:

•
reviewed Mossimo’s annual reports on Form 10-K for each of the five fiscal years ended December 31, 2005, which Mossimo’s management identified as containing the most current financial statements available;

•	met with certain members of Mossimo’s senior management in-person and via teleconference to discuss its operations, financial condition, future prospects and projected operations and performance;

•	visited Mossimo’s headquarters;

•	reviewed copies of the following agreements, documents and data, among others:

•	the proposed merger agreement;

•	the restated license agreement by and between Mossimo and Target Brands, Inc.;

•	the licensing agreement by and between Joe Boxer Licensing, LLC and Kmart Corporation; and

•	the licensing agreement by and among IP Holdings LLC, Candie’s, Inc., and Kohl’s Department Stores, Inc.

•	internal financial statements for the key Mossimo business segments for the periods from December 31, 2000 through December 31, 2005;

•	a projected income statement for Mossimo prepared by Mossimo management for the period ended December 31, 2006;

•	Iconix’s annual reports on Form 10-K for each of the five fiscal years ended December 31, 2005;

•	pro forma projections for Iconix, prepared by Iconix management for the year ended December 31, 2006;

•	two presentations from Hewitt Associates dated May 4, 2004 and August 6, 2004, respectively, regarding Mossimo’s executive compensation;

•	historical market prices and trading volume for Mossimo’s and Iconix’s publicly traded securities;

•	certain other publicly available financial data for certain companies that FMV Opinions deemed comparable to Mossimo and Iconix; and

•
met with certain members of the senior management of Iconix via teleconferences, to discuss Iconix’s operations, financial condition, future prospects and projected operations and performance, and conducted other studies, analyses and inquiries, as it deemed appropriate.

In preparing its opinion, FMV Opinions assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and did not assume any responsibility for independently verifying that information nor did it undertake an independent evaluation or appraisal of any of Mossimo’s or Iconix’s assets or liabilities, nor was it furnished with any such evaluation or appraisal. With respect to the financial forecast information furnished to or discussed with FMV Opinions by Mossimo and Iconix, FMV Opinions assumed that it had been reasonably prepared and reflected the best currently available estimates and judgment of management of Mossimo and Iconix as to the expected future financial performance of Mossimo and Iconix. The FMV Opinions opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the information made available to FMV Opinions as of March 31, 2006.

FMV Opinions was not requested to consider, and FMV Opinions expressed no opinion as to, (a) any other aspect of the merger, (b) the underlying business decision of Mossimo’s board of directors to proceed with the merger, or (c) the relative merits of the merger as compared to any alternative business strategies that might exist for Mossimo or the effect of any other transaction in which Mossimo might engage.

The opinion addressed only the financial fairness, as of March 31, 2006, of the consideration to be received by Mossimo’s stockholders in the merger and did not address any other terms or conditions of the merger agreement or any related documents, the tax or legal consequences of the merger, including the tax or legal consequences to the stockholders of Mossimo, the fairness of any aspect of the merger not expressly addressed in the opinion, the relative merits of the merger or any alternatives to the merger, Mossimo’s decision to proceed with or the effect of the merger, or any other aspect of the merger. No restrictions or limitations were imposed by Mossimo upon FMV Opinions with respect to the investigation made or the procedures followed in rendering its opinion. The opinion did not constitute a recommendation to Mossimo’s board on whether or not to support the merger and recommend it to Mossimo’s stockholders and does not constitute a recommendation to stockholders as to whether or not to vote in favor of the merger.

To determine the fairness, from a financial point of view, of the consideration to be received by the stockholders of Mossimo in connection with the merger, FMV Opinions performed the following analysis as of March 31, 2006:

•
a determination of the fair market value per share of Mossimo on a controlling interest basis, through independently valuing the operations of Mossimo’s “Mossimo” brand, excluding Modern Amusement and its Modern Amusement brand independently;

•	a determination of the per share fair market value of Iconix common stock on a pro-forma basis, giving effect to Iconix’s acquisition of both Mossimo and the Mudd brand; and

•
a determination of the per share fair market value of consideration to be received by stockholders of Mossimo’s common stock in connection with the merger as compared to the per share fair market value of Mossimo common stock on a controlling interest basis.

FMV Opinions noted that as of the date of its opinion, Iconix had made the decision to acquire Mossimo and the Mudd brand. The Mudd brand acquisition actually closed on April 11, 2006.

The following is a brief summary of the material financial analyses performed by FMV Opinions in connection with its oral opinion and the preparation of its written opinion to the Mossimo board:

Valuation of Mossimo

Guideline public companies method FMV Opinions compared certain financial data of Mossimo with that of the following publicly traded companies in the apparel industry:

•	Cherokee, Inc.;

•	Guess?, Inc.;

•	Iconix Brand Group, Inc.;

•	Kenneth Cole Productions, Inc.;

•	Perry Ellis International, Inc.;

•	Quiksilver, Inc.;

•	Skechers USA, Inc.;

•	Steve Madden Ltd.; and

•	VF Corp.

FMV Opinions selected guideline companies primarily engaged in the apparel business as either a brand name licensor or manufacturer. For each of these companies, FMV Opinions calculated valuation multiples including enterprise value as a multiple of latest twelve months (“LTM”) earnings before interest, taxes, depreciation and amortization (“EBITDA”), enterprise value as a multiple of projected next fiscal year (“NFY EBITDA”), market value as a multiple of LTM earnings (“P/E”), and market value of equity as a multiple of projected NFY earnings. Based on an analysis of the relative outlook and risk of these guideline companies relative to Mossimo, FMV Opinions selected multiples to apply to Mossimo’s representative LTM net income, projected NFY net income, LTM EBITDA, and projected NFY EBITDA. FMV Opinions, in calculating representative earnings levels for Mossimo, increased earnings by adding back: (i) all annual bonuses of Mossimo’s Co-Chief Executive Officers, Mr. Lewis and Mr. Giannulli, which totaled $3.3 million in 2005 and were projected to total $3.7 million in 2006, and (ii) non-recurring expenses, which totaled $2.5 million for fiscal 2005, associated with the Mossimo’s prior attempt to go private. The adjustment to add back executive bonuses is based on FMV Opinions’ belief that an acquiror would not continue to pay such bonuses following an acquisition. The following table presents the ranges and medians of the aforementioned multiples and FMV Opinions’ selected range of market multiples:

	Low	High	Median	Selected
Latest Twelve Months
Enterprise value/EBITDA (1)(2)	7.1x	12.2x	9.6x	7.0x - 8.5x
Price/Earnings (1)(2)	9.5x	30.7x	18.8x	14.0x - 16.5x
Next Fiscal Year
Enterprise value/EBITDA (1)(2)	6.8x	10.7x	9.2x	7.0x - 8.0x
Price/Earnings(2)	9.2x	31.6x	19.6x	12.5x - 15.0x

(1)
Calculated excluding multiple of Iconix because FMV Opinions did not consider this multiple meaningful given Mossimo’s lack of history as a licensor, and the fact that projected EBITDA from analyst reports reflected projected acquisitions while enterprise value reflected current levels of debt.

(2)
The mean of the enterprise value expressed as multiples of LTM and NFY EBITDA were 9.7x and 9.0x, respectively. The mean of the market value expressed as multiples of LTM and NFY earnings were 19.5x and 19.7x, respectively.

By applying the aforementioned selected multiples to representative financial data of Mossimo, taking averages of the low and high indications, and applying a control premium of 10 percent, FMV Opinions arrived at a range of equity values for the operations of Mossimo, on a controlling interest basis, from $106.930 million to $128.412 million. In selecting a control premium of 10 percent, FMV Opinions noted that the representative earnings levels reflect certain synergies to a potential buyer based on the add-back of executive bonuses. The control premium was selected based on observations of control premiums on 9 acquisitions of apparel companies. The 9 acquired companies were Hagar Corp.; Maxwell Shoe Co., Inc.; Vans, Inc.; Hockey Company Holdings; Nautica Enterprises, Inc.; Salant; Premiumwear, Inc.; Authentic Fitness Corp.; and Happy Kids, Inc. These premiums ranged from 2 percent to 138 percent, with a mean and median of 36 percent and 26 percent, respectively. Certain transactions analyzed for the industry acquisitions method were not analyzed for determining the control premium, because there was no control premium available, the control premium was negative, or the control premium was greater than 200% and deemed not meaningful. By adding cash, the value of Modern Amusement (as described below), and the value of Mossimo’s net operating loss carryforwards, FMV Opinions determined a range of controlling interest equity values for Mossimo from $122.790 million to $145.060 million, or $7.64 to $9.02 per share.

Mossimo purchased Modern Amusement in March of 2004 for approximately $375,000. In 2005, Modern Amusement generated an adjusted operating loss of $1.237 million on revenues of $6.730 million, and is projected to generate an operating loss in fiscal 2006 of $596,000. FMV Opinions valued Modern Amusement based on the aforementioned comparable companies. Accordingly, FMV Opinions selected multiples to apply to each of Modern Amusement’s representative LTM and projected 2006 revenues of 0.3x to 0.4x. Application of the aforementioned multiples to Modern Amusement’s representative financial data, in addition to a control premium of 15 percent, resulted in a range of equity values of Modern Amusement, on a controlling interest basis, from $2.392 million to $3.186 million.

Industry acquisitions method.   As part of its analyses, FMV Opinions observed valuation metrics for transactions involving the following acquisitions of companies in similar lines of business to Mossimo:

•	the acquisition of Haggar Corp. by Quiksilver, Inc.;

•	the acquisition of Rampage Licensing by Iconix Brand Group, Inc.;

•	the acquisition of Skis Rossignol SA by Quiksilver, Inc.;

•	the acquisition of JBC Holdings, LLC by Iconix Brand Group, Inc.;

•	the acquisition of Ocean Pacific Apparel Corp by Warnaco Group, Inc.;

•	the acquisition of Maxwell Shoe Co., Inc. by Jones Apparel Group, Inc.;

•	the acquisition of Vans, Inc. by VF Corp.;

•	the acquisition of Hockey Company Holdings by Reebok International Ltd.;

•	the acquisition of Nautica Enterprises, Inc. by VF Corp.;

•	the acquisition of Salant by Perry Ellis International, Corp.;

•	the acquisition of Gerber Childrenswear by Kellwood Co.;

•	the acquisition of VF Corp (Jantzen, Inc.) by Perry Ellis International, Corp.;

•	the acquisition of Full Line Distributors, Inc. by Bain Capital, Inc.;

•	the acquisition of Consolidated Apparel Group by Hartmarx Corp.;

•	the acquisition of Premiumwear, Inc. by New England Business Service, Inc.;

•	the acquisition of Authentic Fitness Corp by Warnaco Group, Inc.; and

•	the acquisition of Happy Kids, Inc. by HIG Capital Management, Inc.

FMV Opinions selected guideline acquisitions by reviewing market research included in public filings and online databases to find acquisitions of companies in the apparel industry. For the transactions where financial data was available, FMV Opinions calculated valuation multiples including enterprise value as a multiple of LTM revenue, enterprise value as a multiple of LTM EBITDA, and P/E. FMV Opinions noted that several of the transactions represented acquisitions of brands by Iconix, and these had consistent multiples of revenues. Based on an analysis of these transactions, FMV Opinions selected multiples to apply to Mossimo’s representative LTM revenue, LTM EBITDA, and LTM earnings. FMV Opinions, in calculating representative earnings levels for Mossimo, increased earnings by adding back: (i) all annual bonuses of Mossimo’s Co-Chief Executive Officers, Mr. Lewis and Mr. Giannulli, which totaled $3.3 million in 2005 and were projected to total $3.7 million in 2006, and (ii) non-recurring expenses, which totaled $2.5 million for fiscal 2005, associated with Mossimo’s prior attempt to go private. FMV Opinions based its decision to treat executive bonuses as non-recurring based on its belief that an acquiror would not continue to pay such bonuses following an acquisition. The following table presents the ranges and medians of the aforementioned multiples and FMV Opinions’ selected range of market multiples:

	Low	High	Median	Selected
Latest Twelve Months
Enterprise value/Revenue (1)(3)	0.3x	4.8x	0.8x	4.0x - 4.5x
Enterprise value/EBITDA (2)(3)	3.2x	15.0x	7.4x	7.5x - 9.0x
Price/Earnings (2)(3)	6.8x	27.0x	16.4x	15.5x - 18.0x

(1)	Excludes multiples on Ocean Pacific Apparel Group, VF Corp (Jantzen, Inc.), and Consolidated Apparel Group, as such multiples were either not meaningful or not available.

(2)	Excludes multiples on Ocean Pacific Apparel Group, Vans, Inc., VF Corp (Jantzen, Inc.), and Consolidated Apparel Group, as such multiples were either not meaningful or not available.

(3)	The mean of the enterprise value expressed as a multiple of LTM revenue was 1.2x. The mean of the enterprise value expressed as a multiple of LTM EBITDA was 8.1x. The mean of the market value expressed as a multiple of LTM earnings was 16.7x.

Based on a comparison of Mossimo to the aforementioned comparable acquisitions, FMV Opinions selected multiples to apply to Mossimo’s representative LTM revenue, EBITDA and net income. FMV Opinions notes that representative earnings levels were increased by adding back all annual bonuses of Mossimo’s Co-Chief Executive Officers, Mr. Lewis and Mr. Giannulli. Application of the aforementioned multiples to Mossimo’s representative financial data, and taking averages of the low and the high indications, resulted in a range of equity values of Mossimo on a controlling interest basis of $103.596 million to $121.419 million. Adding cash, the value of Modern Amusement (as described above), and the value of Mossimo’s net operating loss carryforwards resulted in an adjusted range of controlling interest equity values for Mossimo from $119.450 million to $138.070 million, or $7.43 to $8.59 per share.

Income capitalization method. FMV Opinions calculated, using an income capitalization method, a range of values for Mossimo based on a fiscal 2006 net income projection provided by Mossimo management, adjusted by FMV Opinions to increase earnings by adding back the bonuses of Mossimo’s Co-Chief Executive Officers, Mr. Lewis and Mr. Giannulli. This value was estimated using a range of weighted average cost of capital (which FMV Opinions refers to as WACC) of 13.5% to 14.5%, a range of perpetuity growth rates of 5.5% to 6.5%, and a control premium of 10 percent. In selecting a control premium of 10 percent, FMV Opinions noted that the representative projected earnings reflect certain synergies to a potential buyer based on the add-back of executive bonuses. The control premium was selected based on observations of control premiums on 9 acquisitions of apparel companies. These premiums ranged from 2 percent to 138 percent, with a mean and median of 36 percent and 26 percent, respectively. The WACC of 13.5% to 14.5% was deemed appropriate by FMV Opinions given the risk associated with Mossimo, the risk associated with achieving the projections, and the WACC of public companies considered comparable to Mossimo. The perpetual growth rate was selected based on an analysis of Mossimo’s historical growth rate, industry growth, and inflation. The following table provides a sensitivity analysis of the value of Mossimo’s operations based on the aforementioned assumptions.

Perpetual Growth Rate	Weighted Average Cost of Capital (in millions)
	13.5%(1)	14.0%	14.5%(2)
5.5%	$116.903	$110.026	$103.913
6.0%	$124.696	$116.903	$110.026
6.5%	$133.603	$124.696	$116.903

(1)	Average of three value indications is $125.067 million

(2)	Average of three value indications is $110.281 million

Based on the average of the aforementioned indications through applying the WACC rates of 13.5 percent and 14.5 percent, respectively, FMV Opinions concluded on a range of equity values of Mossimo on a controlling interest basis of $110.281 million to $125.067 million, before adding cash, the value of Modern Amusement, and the value of net operating loss carryforwards. Adding cash, the value of Modern Amusement, and the value of net operating loss carryforwards, resulted in a range of controlling interest equity values for Mossimo from $126.140 million to $141.720 million, or $7.84 to $8.81 per share.

Value summary and conclusion. Based on the aforementioned approaches, FMV Opinions calculated aggregate equity and per-share fair market value indications for Mossimo as follows:

Valuation Method	Aggregate Equity Value (in millions)		Per-Share Equity Value
	Low	High	Low	High
Guideline Public Companies	$122.790	$145.060	$7.64	$9.02
Industry Acquisitions	$119.450	$138.070	$7.43	$8.59
Income Capitalization	$126.140	$141.720	$7.84	$8.81

Mean	$122.790	$141.620	$7.64	$8.81

As the table above illustrates, FMV Opinions calculated a range of aggregate and per-share equity values of Mossimo based on the average of the high and low indications of the valuation methods considered. This resulted in a range of equity values for Mossimo from $122.790 million to $141.620 million, or $7.64 to $8.81 per share.

Valuation of Iconix

In preparing its fairness opinion, FMV Opinions considered the pre-merger value of Iconix as of March 31, 2006 and a pro forma valuation of Iconix to include the impact of the merger and the Mudd brand acquisitions on Iconix’s share price.

Pre-Merger Valuation of Iconix ( Public Market Trading Price Method). As part of its analysis, FMV Opinions considered the public market trading price of Iconix as of March 31, 2006 to be a reasonable indication of value for Iconix as of that date. In assessing this, FMV Opinions compared Iconix to the following publicly traded comparable companies:

•	Cherokee, Inc.;

•	Guess?, Inc.;

•	Kenneth Cole Productions, Inc.;

•	Perry Ellis International, Inc.;

•	Quiksilver, Inc.;

•	Skechers USA, Inc.;

•	Steve Madden Ltd.; and

•	VF Corp.

For each comparable company, FMV Opinions calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value as a multiple of revenues and EBITDA, and P/E. FMV Opinions calculated and examined market multiples based on the latest twelve month and projected NFY and NFY plus one financial data for the comparable companies. In addition, because Iconix represents a growth company, FMV Opinions considered ratios of Projected NFY and NFY plus one P/E divided by projected five-year earnings growth rates for each of the comparable companies. FMV Opinions compared the range of multiples of the comparable companies to the implied multiples of Iconix based on its current trading price, as illustrated in the following table:

	Low	High	Median	Selected
Latest Twelve Months
Price to Earnings	9.5x	30.7x	18.8x	(1)
Next Fiscal Year
Price/Earnings	9.2x	27.5x	17.7x	31.1x
Price to Earnings/Growth	0.90x	1.45x	1.14x	1.49x
Next Fiscal Year Plus One
Price/Earnings	9.1x	19.4x	16.6x	24.3x
Price to Earnings/Growth Rate	0.85x	1.29x	1.07x	1.16x

(1)	Not meaningful.

Based on the implied trading multiples of Iconix versus those of similar public companies, and an analysis of Iconix’s trading volume prior to the merger, FMV Opinions determined that the value of Iconix common stock to be $14.55 per share as of March 31, 2006, which FMV Opinions concluded was the fair market value of such stock prior to the merger.

Pro Forma Valuation of Iconix (Guideline Public Companies Method). As part of its analyses, FMV Opinions compared certain financial information of Iconix with that of a group of eight other publicly traded companies engaged in similar lines of business to Iconix, or in lines of business which are believed to be exposed to similar overall economic and business trends. The group of companies was the same as indicated above under the “Public Market Trading Price.” In addition, FMV Opinions included Iconix as a comparable company in order to assess the value of Iconix pro forma to include the impact of the merger. For each of the comparable companies, FMV Opinions calculated valuation multiples such as enterprise value as a multiple of Projected NFY EBITDA, and market value of equity to projected NFY earnings. Based on a comparison of Iconix to the aforementioned comparable companies, FMV Opinions selected multiples to apply to Iconix’s representative NFY EBITDA and net income, pro forma to include the impact of the Mossimo and Mudd brand acquisitions as supplied by Iconix’s management. In its analysis, FMV Opinions assumed that the Mudd acquisition would close, which it subsequently did. The following table presents the ranges and medians of the aforementioned multiples and FMV Opinions’ selected range of market multiples:

	Low	High	Median	Selected
Next Fiscal Year
Enterprise value/EBITDA (1)	6.8x	10.7x	9.2x	12.5x - 13.5x
Price/Earnings	9.2x	31.6x	19.6x	23.0x - 28.0x

(1)	Calculated excluding multiple of Iconix as this multiple was considered not meaningful.

Applying the aforementioned multiples to Iconix’s pro forma financial data, and taking averages of the low and high indications, resulted in a range of equity values of Iconix on a minority marketable interest basis from $739.310 million to $854.210 million, or $15.09 to $17.43 per share.

Valuation of Consideration to be Received by Mossimo Stockholders

In connection with the merger, each stockholder of Mossimo will receive for each share of Mossimo stock held: (i) $4.25 in cash; (ii) 0.2271139 of a share of Iconix common stock; and (iii) a non-transferable continent right to receive additional shares of Iconix common stock in the future if Iconix common stock does not close at or above $18.71 for twenty consecutive days during the twelve month period following the effective date of the merger (subject to certain limitations set forth in the merger agreement). As the following table illustrates, FMV Opinions based its value of the 0.2271139 of a share of Iconix common stock to be received in the merger on the three-day average price of Iconix through March 31, 2006 and the high end of its pro-forma valuation of Iconix. This indicated a value range for Iconix common stock from $14.31 per share to $17.43 per share.

Iconix Stock Price	$14.31	$17.43
Cash	$4.25	$4.25
Value of Initial Iconix Stock	$3.25	$3.96
Value of Non-Transferable Contingent Share Right	$0.45	$0.11
Total Value of Consideration	$7.95	$8.32

As indicated above, FMV Opinions valued the consideration to be received in connection with the merger in the range of $7.95 per share to $8.32 per share of Mossimo stock. In comparison, FMV Opinions valued Mossimo’s common stock in the range of $7.64 per share to $8.81 per share.

FMV Opinions estimated the value of the non-transferable contingent right to receive additional shares of Iconix stock based on an analysis using the Black-Scholes option pricing model. Essentially, the stock portion of the consideration received in the merger can be expressed in three parts. The first is the value of the maximum amount of shares that can be received, which is $4.25 per share. From this, the second part, which is subtracted from $4.25 per share, is the value of a call on the maximum number of shares with a stock price and exercise price equal to the value assumption for Iconix stock. The second part of the equation represents the forfeiture of contingent shares as the Iconix stock price rises. The third part, a call on Iconix stock assuming a stock price equal to the FMV Opinions value assumption on Iconix and an exercise price of $18.71 per share (which represents the 12-month target price pursuant to the merger agreement at which point the non-transferable contingent right to receive any additional shares ceases) is added to $4.25 per share. This third part of the equation represents the fact that the initial shares are never forfeited. Pursuant to the aforementioned formula, as the value of Iconix stock rises from $14.31 to $18.71 per share, the value of the initial 0.2271139 shares of Iconix stock received by Mossimo stockholders increases, the value of the first call on Iconix stock increases but is offset by the reduced number of contingent shares, and the value of the second call option increases. The following table, which illustrates the aforementioned formula, assuming various prices for Iconix’s stock, illustrates this concept.

Iconix Share Price	Value of Maximum Number of Shares	Less: Value of a Call on Maximum Number of Shares (1)	Plus: Call on Minimum Number of Shares (2)	Value of Stock Consideration	Less: Value of Initial Shares	Value of Non-Transferable Contingent Right	Value of all Consideration(3)
$14.31	$4.25	$1.02	$0.47	$3.70	$3.25	$0.45	$7.95
$17.43	$4.25	$1.02	$0.84	$4.07	$3.96	$0.11	$8.32
$18.71	$4.25	$1.02	$1.02	$4.25	$4.25	$0.00	$8.50

(1)	At Iconix share price.

(2)	At $18.71.

(3)	Equals the value of stock consideration plus $4.25 cash.

FMV Opinions also considered the premiums implied by the range of per-share value consideration over Mossimo’s share prices one day, 30-days, and 60-days prior to the announcement of the merger. FMV Opinions’ value of the consideration of $7.95 to $8.32 per share of Mossimo common stock implied the following premiums.

Premium to:	Range of Premium
One trading day prior to announcement	45% to 52%
30 calendar days prior to announcement	29% to 35%
60 calendar days prior to announcement	32% to 39%

FMV Opinions also examined stock price premiums on nine operating companies in the same or similar industry to that of Mossimo whereby control was acquired. The mean and median control premiums in this analysis were 36 percent and  26 percent, respectively, with a low of 2.0 percent and a high of 138 percent.

FMV Opinions’ Conclusion as to the Fairness of the Merger Consideration to be Received by Mossimo Stockholders

FMV Opinions concluded that the fair market value of Mossimo common stock, on a controlling interest basis, was in the range from $7.64 per share to $8.81 per share. Furthermore, FMV Opinions determined that the fair market value of the consideration to be received by stockholders of Mossimo in connection with the merger was in the range from $7.95 to $8.32 per share. Based on the foregoing, FMV Opinions concluded that the consideration to be received by the holders of common stock of Mossimo in connection with the merger is fair, from a financial point of view, as of March 31, 2006.

FMV Opinions conducted its analyses and issued its opinion as of March 31, 2006, based on information available on March 31, 2006. FMV Opinions did not consider any developments that may have occurred, or any additional information that may have become available, after March 31, 2006.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selected portions of the analyses or of the summaries set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the FMV Opinions opinion. In arriving at its fairness determination, FMV Opinions considered the results of all such analyses. FMV Opinions made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Mossimo or the proposed Iconix merger.

Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Mossimo, FMV Opinions or any other person assumes responsibility if future results are materially different from those forecast. As described above, the FMV Opinions opinion was among many factors taken into consideration by Mossimo’s board in making its determination to approve the proposed Iconix merger.

FMV Opinions is a nationally-recognized firm engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. After interviewing several valuation firms, the board selected FMV Opinions to act as its financial advisor in connection with the proposed Iconix merger based on FMV Opinions’ qualifications, expertise, reputation, cost estimates and the recommendations of Mossimo’s financial advisors. No restrictions or limitations were imposed by the board upon FMV Opinions with respect to the investigations made or the procedures followed by FMV Opinions in rendering its opinion.

Pursuant to a letter agreement dated April 4, 2006, Mossimo engaged FMV Opinions as its financial advisor with respect to assessing the fairness as of March 31, 2006 of the merger consideration to be received by the stockholders of Mossimo. Mossimo paid FMV Opinions a fee of $75,000, plus reasonable out-of-pocket expenses, for its services.

Position of Mossimo as to the Purposes, Alternatives, Reasons and Effects of the Merger

Purposes. The purpose of the merger is for Iconix to indirectly acquire all outstanding shares of common stock of Mossimo in exchange for cash and Iconix common stock, while providing liquidity for, and maximizing the value to be received by, the public stockholders.

Alternatives. Mossimo’s board considered various alternatives to Iconix’s proposal, including those described under “ The Merger - Background and Reasons for the Merger.”

Reasons. The board’s reasons for the merger are described under “ The Merger -- Background and Reasons for the Merger.”

Effects. As a result of the merger, Mossimo will cease to be a publicly held company and Iconix will indirectly hold all of the capital stock, assets and liabilities of Mossimo through one of Iconix’s subsidiaries. If the merger occurs, stockholders, other than Iconix and its affiliates, will no longer have any equity interest in Mossimo, and instead will have only the right to receive the consideration pursuant to the merger agreement. See “The Merger - What You Will Receive” on page 40 of this proxy statement/prospectus. Therefore, former stockholders of Mossimo will not receive any benefits from Mossimo’s business after the merger, nor will they bear the risk of any decrease in the value of Mossimo after the merger, except indirectly through ownership of Iconix stock, if they retain shares received in the merger.

After the merger, Mossimo will deregister its common stock under the Exchange Act. In addition, as a private company, Mossimo’s officers, directors and the owners of more than 10% of Mossimo’s common stock will no longer be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

Position of Iconix as to the Purposes, Alternatives, Reasons and Effects of the Merger

Purposes. The purpose of the merger for Iconix is to acquire all outstanding shares of common stock of Mossimo. The merger will allow Iconix to acquire Mossimo’s business and assets and operate it as a private company.

Reasons. In reaching its decision to adopt the merger agreement, Iconix’s board of directors consulted with its financial and legal advisors and with Iconix’s senior management and considered a number of factors, including but not limited to:

•
the expectation that the acquisition will be accretive to Iconix and add $20 - $25 million in incremental annualized royalty revenue in 2007; however, there can be no assurance with respect to the amount and timing of any future revenue enhancements resulting from the merger.

•	Iconix has successfully acquired five different brands since October 2004.

•	Iconix’s belief that, through the organic growth of its existing brands and potential future acquisitions, it will continue to be a high-growth company.

•	Iconix’s belief that Mossimo is a strong and growing brand with high consumer awareness in both the U.S. and around the world.

•
Iconix’s belief that the Mossimo brand is an attractive property to be licensed internationally. Mossimo currently generates approximately $1 million per year in licensing revenue through agreements with third parties in Australia, Chile, Mexico and Asia, and Iconix believes that there are opportunities to further penetrate these territories as well as enter into new agreements in other countries around the world.

•	the addition of Mossimo to the Iconix portfolio of brands furthers Iconix’s strategy to diversify in a number of different ways:

•
channel diversification - with the addition of Mossimo, Iconix will have substantially greater penetration within the mass channel of distribution and, for the first time, Iconix will have a brand distributed through Target stores.

•
product diversification - Mossimo, having a large men’s apparel and accessories business, will further balance Iconix’s portfolio, which today is concentrated more heavily in women’s apparel and accessories.

•
revenue base diversification - with the addition of Mossimo, on a pro forma basis, Iconix is expected to be at the point where its largest brand accounts for only approximately 22% of its revenue base, enhancing Iconix’s ability to limit the adverse effect of potential softness in any particular brand.

•
the addition of Mossimo Giannulli to Iconix as creative director for the Mossimo brand is expected to facilitate Iconix’s growth of the Mossimo business at Target and its ability to enter into new, international license agreements.

Additionally, Mossimo will no longer be subject to the reporting requirements of the Exchange Act. This will allow Mossimo to eliminate the time and significant expense devoted by its management and certain other employees to matters which relate exclusively to Mossimo being a publicly held company. Although Iconix is a public company, the separate costs previously incurred by Mossimo as a publicly held company will be reduced significantly, including the additional legal costs, insurance costs, the costs of certain accounting and auditing activities and internal controls, the cost of annual meetings, the cost of preparing, printing and mailing corporate reports and proxy statements to Mossimo stockholders, the expense of a transfer agent and the cost of investor relations activities.

These assessments are based upon publicly available information regarding Mossimo, Iconix’s knowledge of Mossimo and Iconix’s experience in investing in or managing public and private companies generally.

Iconix’s board of directors believes that the benefits of the merger will be realized based on the relatively extensive due diligence performed by Iconix’s senior management with respect to Mossimo and the merger, as well as the board’s business experience and informed business judgment. For a discussion of the potential risks related to the merger, please see “Risk Factors - Risks Relating to the Merger.” Iconix’s board of directors concluded, however, that the merger’s potential benefits to Iconix and its stockholders outweighed the countervailing risks. In view of the variety of the factors considered in its deliberations in connection with the merger, Iconix’s board of directors did not find it practicable to, and accordingly did not, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of Iconix’s board may have applied different weight to different factors.

Effects. As a result of the merger, all of the assets and liabilities of Mossimo will be indirectly owned by Iconix through a wholly-owned subsidiary. If the merger is consummated, stockholders other than Iconix will no longer have an equity interest in Mossimo and will not participate in any of the future earnings growth of Mossimo except indirectly through ownership of Iconix stock, if they retain shares received in the merger, and instead will have only the right to receive cash and stock consideration pursuant to the merger agreement. See “The Mossimo Special Meeting - Payment of Merger Consideration and Surrender of Stock Certificates .” Similarly, after exchanging their shares in the merger, stockholders of Mossimo will not bear the risk of any decrease in the value of Mossimo except indirectly through ownership of Iconix stock, if they retain shares received in the merger. If the merger is consummated, Iconix will have a 100% interest in the surviving company’s net book value and tax attributes after the merger (the use of such tax attributions is subject to certain limitations).

As a result of the merger, the surviving company will be a privately held corporation and there will be no public market for Mossimo stock. Mossimo stock will not be traded on any securities exchange. In addition, registration of Mossimo common stock under the Exchange Act will be terminated. This termination will make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions and the requirement of furnishing a proxy or information statement in connection with stockholders’ meetings, no longer applicable.

Iconix’s Plans for Mossimo

Iconix intends to operate the Mossimo business by utilizing Mossimo Giannulli and a small team based in Santa Monica, California to assist Target in the design of the collection. As creative director for Mossimo, Mr. Giannulli will also make himself available to Target for marketing, events and promotions as needed and will work with Iconix to license the Mossimo brand internationally. Iconix intends to leverage its New York-based marketing, brand management and business development infrastructure to oversee and grow the Mossimo business both at Target and abroad.

Appraisal Rights

If the merger is consummated, holders of Mossimo common stock who follow the procedures set forth below will be entitled to appraisal rights under Section 262 of the DGCL.

Delaware law entitles the holders of record of shares of Mossimo common stock who follow the procedures specified in Section 262 of the DGCL to have their shares appraised by the Delaware Court of Chancery and to receive the “fair value” of those shares, without taking into account the merger, as determined by the court. The “fair value” could be greater than, less than or the same as the merger consideration offered by Iconix.

In order to exercise these rights, a stockholder must demand and perfect the rights in accordance with Section 262. The following is a summary of the material provisions of Section 262 and is qualified in its entirety by reference to Section 262, a copy of which is attached as Appendix C to this proxy statement/prospectus. Stockholders should carefully review Section 262 as well as the information discussed below.

Any stockholder who wishes to exercise appraisal rights under Section 262 must do all of the following:

•
The stockholder must deliver to Mossimo a written demand for appraisal of shares of the Mossimo stock held. The demand must reasonably inform Mossimo of the identity of the stockholder and the appraisal demand, before the vote is taken on the merger agreement at the special meeting. This written demand for appraisal must be in addition to, and separate from, any proxy or vote against the merger agreement. Voting against, abstaining from voting or failing to vote on the merger agreement does not constitute a valid demand for appraisal within the meaning of Section 262.

•
The stockholder must not vote in favor of adopting the merger agreement. Failing to vote or abstaining from voting satisfies this requirement. However, a vote in favor of the merger agreement, by proxy or in person, or the return of a signed proxy that does not specify an abstention or a vote against adoption of the merger agreement, constitutes a vote in favor of the merger agreement and thereby waives the stockholder’s right of appraisal and nullifies any previously delivered written demand for appraisal.

•	The stockholder must continuously hold the shares of record until the completion of the merger.

All written demands for appraisal must be addressed to Mossimo, Inc., 2016 Broadway Boulevard, Santa Monica, California 90404, Attention: Vicken Festekjian, Chief Financial Officer, and be received before the vote is taken on the merger agreement at the special meeting. The demand must reasonably inform Mossimo of the identity of the stockholder and that the stockholder is demanding appraisal of his, her or its shares of Mossimo stock.

The written demand for appraisal must be executed by or for the record holder of shares of the Mossimo stock, fully and correctly, as the holder’s name appears on the certificate(s) for their shares. If the shares of Mossimo stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of the Mossimo stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares. Shares of Mossimo stock held through brokerage firms, banks and other nominee holders are frequently deposited with and held of record in the name of a nominee of a central security depository such as Cede & Co. Any beneficial owner desiring appraisal who holds shares of stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares which may be the nominee of a central security depository if the shares have been so deposited.

A record holder, such as a bank broker, fiduciary, depository or other nominee, who holds shares of the Mossimo stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of the shares as to which the person is the record owner. In that case, the written demand must set forth the number of shares of Mossimo stock covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Mossimo stock outstanding in the name of the record owner.

Within ten days after the merger, Mossimo will give written notice of the date of the completion of the merger to each stockholder of Mossimo who has properly demanded appraisal and satisfied the requirements of Section 262, referred to as a dissenting stockholder. Within 120 days after the completion of the merger, Mossimo or any dissenting stockholder may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Mossimo stock that are held by all dissenting stockholders. Mossimo is under no obligation, and has no present intention, to file such a petition. Accordingly, it is the obligation of the stockholders of Mossimo seeking appraisal rights to initiate all necessary actions to perfect appraisal rights within the time prescribed by Section 262.

If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and will determine the fair value of the shares of Mossimo stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining fair value, the court shall take into account all relevant factors. The Delaware Supreme Court has stated, among other things, that “proof of value by any techniques or methods which are generally acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. In addition, Delaware courts have decided that the statutory appraisal remedy may or may not be, depending on the factual circumstances, the stockholder’s exclusive remedy in connection with transactions such as the merger. The court may determine fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise be entitled to receive pursuant to the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the appraisal proceeding shall be determined by the court and taxed against the parties as the court determines to be equitable under the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Mossimo stock entitled to appraisal.

From and after the completion of the merger, no dissenting stockholder shall have any rights of a stockholder with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions, including the special distribution, on the holder’s shares of Mossimo stock, if any, payable to the stockholders of Mossimo of record as of a time prior to the completion of the merger. If a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the completion of the merger or subsequently with the written approval of the surviving company, or, if no petition for appraisal is filed within 120 days after the completion of the merger, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration. Once a petition for appraisal is filed with the Delaware court, the appraisal proceeding may not be dismissed as to any stockholder without the approval of the court.

If you wish to exercise your appraisal rights, you must not vote in favor of the merger agreement and you must strictly comply with the procedures set forth in Section 262 of the Delaware General Corporation Law. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of these rights.

Material U.S. Federal Income Tax Consequences

General

The following is a summary of the expected material U.S. federal income tax consequences of the merger to Mossimo stockholders who are U.S. persons (as defined below). This summary does not discuss the tax consequences of the merger to Mossimo stockholders who are not U.S. persons. This summary is based on provisions of the Code, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code, all as in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect.

This discussion does not address all U.S. federal income tax considerations that may be relevant to particular Mossimo stockholders in light of their individual circumstances or to Mossimo stockholders who are subject to special rules, such as:

•	financial institutions and mutual funds;

•	banks;

•	insurance companies;

•	investment companies;

•	retirement plans;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method;

•	persons that hold Mossimo common stock as part of a straddle, a hedge against a currency risk or a constructive sale or conversion transaction;

•	persons that are or who hold Mossimo common stock through partnerships or pass-through entities;

•	persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts;

•	persons whose functional currency is not the U.S. dollar;

•	stockholders who hold Mossimo stock as qualified small business stock within the meaning of section 1202 of the Code;

•	persons who are subject to the alternative minimum tax provisions of the Code; or

•	persons who acquired their Mossimo common stock in connection with a stock option or stock purchase plans or in some other compensatory transaction.

This summary is also limited to persons who hold Mossimo common stock as a capital asset. The following summary does not address the tax consequences of the merger under state, local and foreign laws and U.S. federal laws other than U.S. federal income tax laws. Mossimo stockholders are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws to their particular circumstances.

For purposes of this discussion, a “U.S. person” is:

•	a citizen or individual resident of the U.S., including an alien individual who meets one of the resident-alien tests under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any of its political subdivisions;

•
a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election under the applicable Treasury Regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Opinions

Iconix and Mossimo have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligation of Iconix and Mossimo to effect the merger is conditioned on its receipt of an opinion from Blank Rome LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The opinion of Blank Rome LLP and the opinions set forth below have been rendered on the basis of certain assumptions, representations, and covenants, including those contained in officers’ certificates of Mossimo and Iconix, all of which must be true and accurate in all respects as of the effective date of the registration statement and must continue to be true and accurate in all respects as of the effective time of the merger. If any of those assumptions or representations are inaccurate, incomplete, or untrue or any of the covenants are breached, the conclusions contained in the opinions referred to in this paragraph or stated below could be affected. Further, the accuracy of this discussion could be affected to the extent that there is an adverse change in the U.S. federal income tax law.

This discussion and the tax opinion do not bind the Internal Revenue Service from adopting a contrary position, and it is possible that the Internal Revenue Service may successfully assert a contrary position in litigation or other proceedings. No ruling has been, or will be, sought from the Internal Revenue Service as to the tax consequences of the merger.

U.S. Federal Income Tax Consequences to the Entities

Except as may result from the sale by Mossimo of Modern Amusement to Mr. Giannulli, no gain or loss will be recognized by Mossimo or Iconix as a result of the merger transaction.

U.S. Federal Income Tax Consequences to Mossimo stockholders

General. Subject to the limitations and qualifications set forth herein, the following discussion constitutes the opinion of Blank Rome LLP as to the material U.S. federal income tax consequences of the merger to a Mossimo stockholder that is a U.S. person:

•
Each Mossimo stockholder generally will recognize gain (but not loss) equal to the lesser of: (1) the amount of cash received by the stockholder in the merger and (2) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the Iconix common stock received by the stockholder in the merger over (b) that stockholder’s adjusted tax basis in the Mossimo common stock exchanged by the stockholder in the merger. For this purpose, a Mossimo stockholder must calculate gain separately for each identifiable block of Mossimo common stock exchanged by the stockholder in the merger. Cash received instead of fractional shares of Iconix stock is excluded from the calculations discussed in (1) and (2) above, and instead is treated as discussed below under “— Cash Received Instead of a Fractional Share.” Except as discussed under “—Possible Treatment of Cash as a Dividend,” any gain recognized by a Mossimo stockholder in the merger generally will constitute capital gain.

•
The aggregate tax basis of the shares of Iconix common stock received by a Mossimo stockholder in exchange for Mossimo common stock pursuant to the merger will be the same as the aggregate tax basis of the stockholder’s Mossimo common stock surrendered in the merger, decreased by the amount of cash received by the stockholder in the merger and increased by the amount of gain or dividend income recognized by the stockholder in the merger.

•
The holding period of the shares of Iconix common stock received by a Mossimo stockholder in the merger generally will include the holding period of the stockholder’s Mossimo common stock exchanged for Iconix common stock.

•
If a Mossimo stockholder has differing bases or holding periods in respect of his or her shares of Mossimo common stock, such stockholder should consult his or her tax advisor prior to the exchange to identify the bases or holding periods of the particular shares of Iconix common stock received in the merger.

Possible Treatment of Cash as a Dividend. There are certain circumstances, generally involving a Mossimo stockholder who is also a substantial holder of Iconix common stock, in which all or part of the gain recognized by such stockholder would be treated as a dividend rather than as capital gain. Each Mossimo stockholder should consult his or her tax advisor about the possibility that all or a portion of any cash received in exchange for Mossimo common stock will be treated as a dividend, based on the stockholder’s specific circumstances.

Cash Received Instead of a Fractional Share.   Iconix will not issue any fractional shares of Iconix common stock in the merger. Rather, each holder of Mossimo common stock exchanged in the merger who otherwise would have received a fraction of a share of Iconix common stock will receive cash. A Mossimo stockholder who receives cash instead of a fractional share of Iconix common stock generally will recognize capital gain or loss based on the difference between the amount of cash received and the tax basis that the stockholder would have had in such fractional share.

Capital Gain and Dividend Income of Individuals. Capital gain recognized by an individual holder of Mossimo common stock in connection with the merger generally will be long term capital gain subject to a maximum U.S. federal income tax rate of 15% if the individual’s holding period for the Mossimo common stock is more than one year at the effective time of the merger. Capital gain on stock held for one year or less may be taxed at regular rates of up to 35%. The deductibility of capital losses is subject to limitations. Any dividend income recognized in the merger by individual Mossimo stockholders generally will be subject to tax at a maximum rate of 15%.

Reporting Requirements. Mossimo stockholders receiving Iconix common stock in the merger must file a statement with their U.S. federal income tax returns setting forth their tax basis in the Mossimo common stock exchanged in the merger and the fair market value of Iconix common stock and the amount of any cash received in the merger. In addition, Mossimo stockholders will be required to retain permanent records of these facts relating to the merger.

U.S. Federal Income Tax Consequences to Stockholders that Exercise Appraisal Rights

A U.S. person who receives cash pursuant to the exercise of appraisal rights generally will recognize capital gain or loss measured by the difference between the cash received and their adjusted tax basis in its Mossimo common stock.

Backup Withholding

Certain holders of Mossimo common stock may be subject to backup withholding (currently at a rate of 28%) on amounts received pursuant to the merger. Backup withholding will not apply, however, to a Mossimo stockholder who provides a correct taxpayer identification number or a certificate of foreign status and certain other required information or comes within certain exempt categories and, in each case, complies with applicable certification requirements. In addition to being subject to backup withholding, if a Mossimo stockholder does not provide Iconix (or the exchange/paying agent) with his or her correct taxpayer identification number or a certificate of foreign status or other required information, the stockholder may be subject to penalties imposed by the Internal Revenue Service. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s U.S. federal income tax liability, provided that the stockholder furnishes certain required information to the Internal Revenue Service.

Obtain Personal Tax Advice

The summary of material U.S. federal income tax consequences set forth above is intended to provide only a general summary of the merger and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, the summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, the summary does not address any non-income tax or any foreign, state, local or other tax consequences of the merger. Accordingly, each Mossimo stockholder is urged to consult his or her own tax advisor to determine the particular federal, state, local or foreign income, reporting or other tax consequences of the merger to that stockholder.

Certain Legal Matters

General

Except as described in this section, neither Mossimo nor Iconix is aware of any license or regulatory permit that appears to be material to the business of Mossimo that might be adversely affected by the merger, nor are they aware of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority required for the merger to occur that is not described in this proxy statement/prospectus. Should any such approval or other action be required, Iconix and Mossimo presently contemplate that such approval or other action will be sought, except as described below under State Anti-Takeover Statutes . While Iconix does not presently intend to delay the merger pending the outcome of any such matter (unless otherwise described in this proxy statement/prospectus), there can be no assurance:

•	that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions;

•	that failure to obtain the approval or other action might not result in consequences adverse to Mossimo’s business; or

•	that there might be conditions to obtaining a required approval or action, including, without limitation, the divestiture of certain parts of Mossimo’s business.

See “ The Merger Agreement - Conditions to the Merger,” below, for certain conditions to the merger, including conditions with respect to governmental actions.

State Anti-Takeover Statutes

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in those states, or whose business operations have substantial economic effects in those states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, in Edgar v. MITE Corp ., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and in particular with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Section 203 of the DGCL provides certain restrictions on business combination transactions with a person who is or has become an “interested stockholder,” as defined in Section 203. Generally speaking, an interested stockholder is a person, group or entity that has acquired ownership of 15% or more of the common stock of a Delaware corporation.

Regulatory Filings and Approvals

Mossimo does not believe that any material federal or state regulatory approvals, filings or notices are required by it in connection with the merger, except for the HSR filing and the filing of this proxy statement/prospectus with the SEC and a filing of a certificate of merger with the Delaware Secretary of State. The Federal Trade Commission and the Department of Justice granted early termination of the HSR waiting period effective May 30, 2006.

THE MERGER AGREEMENT

The following is a summary of certain provisions of the merger agreement. We urge you to read the merger agreement carefully and in its entirety because it is the legal document governing the merger.

Structure of the Merger

In accordance with the merger agreement and Delaware law, Mossimo will merge with and into Moss Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Iconix. As a result of the merger, the separate corporate existence of Mossimo will cease and Moss Acquisition Corp. will survive as a wholly-owned subsidiary of Iconix. As part of the merger, Moss Acquisition Corp. will change its name to Mossimo, Inc.

Merger Consideration

Upon completion of the merger, Iconix will acquire all of the outstanding shares of Mossimo for cash and common stock of Iconix with a deemed value of $7.50 per share (based on the value of Iconix common stock at the time the merger agreement was entered into) of Mossimo common stock (which the merger agreement refers to as the initial merger consideration). If Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the year following the merger, the holders of Mossimo common stock prior to the effective time (as defined below) of the merger will also receive a non-transferable contingent right to receive additional shares of Iconix common stock (which the merger agreement refers to as additional merger consideration).

At the effective time of the merger (which the merger agreement refers to as the effective time), each outstanding share of Mossimo will be entitled to receive the initial merger consideration, consisting of: (a) 0.2271139 shares of Iconix common stock, and (b) $4.25 in cash, subject to adjustment if Mossimo has a cash balance of less than $17,000,000 (as adjusted pursuant to the merger agreement) for each share of Mossimo common stock outstanding prior to the effective time. The additional merger consideration will become payable if Iconix common stock does not close at or above $18.71 during each day of at least one twenty consecutive trading day period during the twelve-month period following the effective date (which the merger agreement refers to as the measurement period). If the additional merger consideration becomes payable, Iconix will issue to each former holder of Mossimo common stock entitled to merger consideration a number of additional shares of Iconix common stock determined by dividing: (i) the product of (A) the number of shares of Iconix common stock issued to such holder as initial merger consideration, multiplied by (B) the difference between (x) $18.71 and (y) the greater of (I) the highest twenty consecutive trading day average closing sale price of Iconix common stock during the measurement period and (II) the average closing sale price of Iconix common stock as reported on the NASDAQ Global Market for the three business days prior to the effective date (which the merger agreement refers to as the Iconix average closing price) (the higher stock price in this clause (y) is referred to as the actual price), by (ii) the actual price. The number of shares of Iconix common stock issuable as initial and/or additional merger consideration is subject to limitation as set forth in the merger agreement.

Both the stock number and the cash amount can be adjusted under the merger agreement. If the average closing price of Iconix common stock for the three trading days prior to the closing of the merger equals or exceeds $22.80 per share, as determined by a formula set forth in Section 1.3(d) of the merger agreement, the aggregate value of the initial merger consideration will be capped at approximately $150,000,000. Iconix may also elect to pay any portion of initial merger consideration in excess of an aggregate of $135,147,866 in either cash or Iconix common stock. In no event may the cash portion of the merger consideration exceed 60% of the total merger consideration.

Treatment of Mossimo Stock Options

Subject to the merger occurring, each unexpired and unexercised option to purchase Mossimo common stock, whether vested or unvested, without regard to whether such option is then exercisable, will be cancelled. Each former holder of any cancelled Mossimo option shall be entitled to receive, in consideration of the cancellation, a payment in cash (subject to any applicable tax withholding) of the excess, if any, of $7.50 (subject to the per-share amount of any reduction in cash consideration) over the per-share exercise price of the Mossimo common stock previously subject to such option. If the additional merger consideration becomes payable pursuant to the merger agreement, each holder of a Mossimo option cancelled pursuant to the merger agreement who was entitled to a payment therefor will receive a cash payment equal to the per-share cash value of the additional merger consideration he or she would have received if he or she had exercised the option prior to the effective time, less any applicable tax withholding.

Completion and Effectiveness of the Merger

The merger will be effective at the time and date stated in the certificate of merger that will be filed with the Secretary of State of Delaware, the state of incorporation of Mossimo and Moss Acquisition Corp. Under the merger agreement, the filing of the certificate of merger and the closing of the transactions contemplated in the merger agreement will occur as promptly as practicable, but not later than two days after the satisfaction or waiver of all conditions to the merger.

Mossimo and Iconix are working to complete the merger as soon as possible. However, because completion of the merger is subject to regulatory approvals and other conditions, Mossimo and Iconix cannot predict the actual timing of the closing.

Dissenters’ Shares

Shares of Mossimo common stock held by any Mossimo stockholder that properly demands payment for the shares in compliance with dissenters’ appraisal rights under Section 262 of the DGCL will not be converted into the right to receive the merger consideration. Instead, Mossimo stockholders who properly exercise appraisal rights will be entitled to payment as described in this proxy statement/prospectus under “The Merger—Appraisal Rights.” However, if any Mossimo stockholder fails to perfect, or otherwise waives, withdraws or loses the right to receive payment under Section 262 of the DGCL, then that Mossimo stockholder will not be paid in accordance with Section 262, and the shares of Mossimo common stock held by that Mossimo stockholder will be exchangeable solely for the right to receive the merger consideration.

Representations and Warranties

In the merger agreement Mossimo and Mr. Giannulli, on the one hand, and Iconix and Moss Acquisition Corp., on the other hand, make certain representations and warranties to each other about their respective businesses. The representations and warranties in the merger agreement relate to:

•	corporate existence, qualification to conduct business and corporate power;

•	capitalization, ownership and subsidiaries;

•	corporate authority to enter into and carry out the obligations of the merger agreement;

•	absence of conflicts between the merger agreement and applicable law, the charter documents and bylaws of each company, and certain material agreements;

•	governmental consents and approvals required for completion of the merger;

•	financial statements, filings with the SEC and internal accounting and disclosure controls and procedures;

•	absence of undisclosed liabilities;

•	absence of specified changes or events through the closing of the merger;

•	legal proceedings and litigation;

•	compliance with applicable laws;

•	properties and assets;

•	material contracts;

•	payment of fees to finders or brokers in connection with the merger;

•	tax matters;

•	information supplied in the merger agreement and related documents;

•	intellectual property; and

•	NASDAQ requirements.

The merger agreement also contains representations and warranties of Mossimo and Mr. Giannulli relating to employee arrangements, benefit plans and labor matters, board approval, key customers and suppliers, accounts receivable and payable, inventory and certain material contracts.

The merger agreement also contains representations and warranties of Iconix and Moss Acquisition Corp. regarding Iconix’s financing arrangements in respect of the merger.

The representations and warranties contained in the merger agreement are in many cases subject to materiality and knowledge qualifications in many respects, and do not survive the effective time of the merger.

This description of the representations and warranties has been included in this proxy statement/prospectus to provide stockholders with information regarding the terms of the merger agreement. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that Iconix and Mossimo have exchanged in connection with signing the merger agreement (although any specific facts that contradict the representations and warranties in the merger agreement in any material respect have been disclosed in this proxy statement/prospectus). The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties. Moreover, certain representations and warranties may not be complete or accurate as of a particular date because they are subject to a contractual standard of materiality that is different from those generally applicable to stockholders and/or were used for the purpose of allocating risk among the parties rather than establishing certain matters as facts.

Conditions to the Merger

The respective obligations of Iconix and Moss Acquisition Corp. and Mossimo and Mr. Giannulli to effect the merger are subject to the satisfaction or valid waiver of each of the following conditions, among others:

•	approval of the merger agreement by holders of a majority of outstanding common stock of Mossimo;

•	accuracy of representations and warranties;

•	no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the merger;

•	all consents, waivers and approvals shall have been obtained;

•	the parties shall have performed in all material respects all of their obligations and shall have delivered to each other certificates signed by appropriate officers confirming such compliance;

•	Mr. Giannulli, Mossimo and Iconix shall have executed an agreement for creative director services;

•
no claim, suit or other proceeding seeking to restrain, prohibit or change the terms of or obtain damages or other relief in connection with the merger agreement or the proposed merger shall have been instituted or threatened which in the reasonable judgment of Iconix makes it inadvisable to proceed with the merger;

•	the registration statement registering the shares of Iconix common stock to be received by Mossimo stockholders shall have been declared effective by the SEC;

•	no more than 5% of the outstanding Mossimo common stock shall remain eligible for appraisal in accordance with the DGCL; and

•	the shares of Iconix common stock issuable to Mossimo stockholders shall have been approved for listing on the NASDAQ Global Market.

In addition, Mossimo and Mr. Giannulli’s obligations to effect the merger are subject to Mossimo’s receipt of the opinion of a financial advisor that the merger consideration is fair from a financial point of view, to the holders of Mossimo common stock. FMV Opinions delivered an opinion on April 26, 2006 stating that the merger consideration was fair, from a financial point of view, to the holders of Mossimo common stock. Moreover, Iconix’s obligation to effect the merger is subject to, among other things, there being no amendment to the Target agreements (and such agreements continuing in effect), Mr. Giannulli acquiring the stock of Modern Amusement, and Mossimo’s employment agreements with Messrs. Giannulli and Lewis having been terminated.

Waiver

Iconix may, with respect to Mossimo or any stockholder of Mossimo, and Mossimo may, with respect to Iconix or Moss Acquisition Corp. (a) extend the time for the performance of any of the other party’s obligations or other acts, (b) waive any inaccuracies in the other party’s representations and warranties or (c) waive compliance with any of the agreements or conditions in the merger agreement. Any such extension or waiver must be in writing signed by the party or parties to be bound thereby.

Exchange of Mossimo Stock Certificates for Iconix Stock Certificates and Cash

Iconix has retained Continental Stock Transfer & Trust Company as the exchange/paying agent for the merger to handle the exchange of shares of Mossimo common stock for the merger consideration, including the payment of cash for fractional shares.

Only those holders of Mossimo common stock who properly surrender their Mossimo stock certificates in accordance with the exchange/paying agent’s instructions will receive:

•	a certificate representing Iconix common stock;

•	the cash portion of the merger consideration; and

•	cash in lieu of any fractional share of Iconix common stock.

After the effective time of the merger, each certificate representing shares of Mossimo common stock that has not been surrendered will represent only the right to receive upon surrender of that certificate each of the items listed in the preceding sentence. Following completion of the merger, Mossimo will not register any transfers of Mossimo common stock outstanding on its stock transfer books prior to the merger.

To effect the exchange of shares of Mossimo common stock, the exchange/paying agent will take the following actions. As soon as reasonably practicable after the effective time of the merger, the exchange/paying agent will mail to each record holder of shares of Mossimo common stock a letter of transmittal and instructions for surrendering the certificates representing shares of Mossimo common stock for merger consideration. Upon surrender of certificates representing shares of Mossimo common stock for cancellation, together with an executed letter of transmittal, to the exchange/paying agent, the holder of those certificates will be entitled to receive the appropriate merger consideration. The surrendered certificates representing Mossimo common stock will be cancelled.

Interim Operations

Pursuant to the merger agreement, during the period from the date of the merger agreement to the effective time of the merger, Mossimo has agreed that it shall conduct its business in the ordinary course consistent with past practices and shall use its best efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and employees. During such period, Mossimo has agreed not to take any of the following actions, among others, without the written consent of Iconix:

•	amend its certificate of incorporation or bylaws;

•	merge or consolidate with any other person or acquire a material amount of assets of any other person;

•
sell, lease, license, mortgage, encumber or otherwise dispose of any material assets or property except (i) in the ordinary course consistent with past practices and (ii) the sale of the capital stock of Modern Amusement;

•
effect any direct or indirect redemption, purchase or other acquisition of any securities of Mossimo, or declare, set aside or pay any dividend or make any other distribution of assets of any kind whatsoever with respect to any securities of Mossimo;

•	issue any securities of Mossimo or amend any term of any Mossimo option plan or any outstanding option;

•	incur any indebtedness for borrowed money or guarantee any indebtedness of any other person or release or cancel any material indebtedness or claim;

•	increase the compensation or fringe benefits of any director, officer or employee, except for ordinary course of business increases to non-officer employees consistent with past practice;

•	enter into, amend, modify or terminate any material agreement, contract or commitment;

•	settle any claim, action or proceeding; or

•	agree or commit to do any of the foregoing.

Access to Information

From the date of the merger agreement until the effectiveness of the merger, each of Mossimo and Iconix shall:

•	give the other party and its authorized representatives full access to its offices, properties, books and records,

•	furnish to the other party and its authorized representatives such financial and operating data and other information as such persons may reasonably request; and

•	instruct its employees, counsel and financial advisors to cooperate with the other party and its representatives.

Notices of Certain Events; Continuing Disclosure

The merger agreement requires each of Mossimo and Iconix to promptly notify the other of among other things:

•	the occurrence of any event which could be likely to cause any representation in the merger agreement to be untrue or inaccurate in any material respect;

•	the non-occurrence of any event, the non-occurrence of which would be likely to cause any representation in the merger agreement to be untrue in any material respect; and

•	any material failure of Mossimo or Mr. Giannulli to satisfy or comply with any covenant, condition or agreement required under the merger agreement.

Compensation

Except as permitted in the merger agreement, Mossimo will not enter into or modify any consulting, employment or severance contracts, increase the salaries, wage rates or fringe benefits of its officers, directors or employees or pay bonuses or other remuneration except for current salaries, severance and other remuneration for which Mossimo is obligated under arrangements existing on March 31, 2006.

Modern Amusement

The merger agreement requires Mossimo to sell all of the capital stock of Modern Amusement to Mr. Giannulli prior to the closing. Approximately $2,000,000 of the consideration to be paid will be payable by a promissory note which will be issued by Mr. Giannulli and payable in four equal installments over two years. The remaining consideration, in an approximate amount of $1.3 million will be paid in cash.. Prior to this divestiture of Modern Amusement, the cash remaining on Modern Amusement’s balance sheet will be distributed to Mossimo.

Consents

Mossimo will use commercially reasonable efforts to obtain all third party consents required to consummate the merger, and make all filings with governmental entities, required with respect to the consummation of the merger.

Non-Solicitation

Until the merger becomes effective or the merger agreement is terminated, neither Mossimo nor any of its officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors, including Mr. Giannulli, may directly or indirectly, (i) solicit, initiate or encourage the submission of any acquisition proposal (as defined in the merger agreement), (ii) participate in any negotiations with, furnish any information relating to the foregoing or otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort by any person to do or seek an acquisition proposal, (iii) approve, endorse or recommend any acquisition proposal or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition proposal.

Notwithstanding the foregoing, the Mossimo board may:

•
in response to an unsolicited bona fide written acquisition proposal, engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide acquisition proposal that the Mossimo board reasonably determines (after consultation with Mossimo’s financial advisor) constitutes a superior proposal (as defined in the merger agreement), or could reasonably be expected to constitute a superior proposal;

•
furnish to such third party information relating to Mossimo pursuant to a confidentiality agreement with terms no less favorable to Mossimo than those contained in the existing confidentiality agreement with Iconix;

•	recommend the acquisition proposal to Mossimo’s stockholders; and/or,

•	following receipt of such an acquisition proposal, withdraw, modify in a manner adverse to Iconix, or fail to make a recommendation as to the advisability of the merger;

If, in each case:

•
the Mossimo board shall have concluded in good faith would, if consummated, constitute a superior proposal (as defined in the merger agreement), or could reasonably be expected to constitute a superior proposal;

•
the board of Mossimo determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to result in a breach of its fiduciary obligations to Mossimo’s stockholders under applicable law; and

•
prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, Mossimo receives from such person or group an executed confidentiality agreement containing terms no less favorable with regard to Mossimo’s confidential information than the confidentiality agreement executed with Iconix.

Mossimo will keep Iconix fully and promptly informed of the status (including amendments or proposed amendments) of any such acquisition proposal or inquiry.

An acquisition proposal, as defined in the merger agreement, is any offer or proposal concerning any (a) merger, consolidation, business combination, or similar transaction involving Mossimo, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Mossimo representing 20% or more of the consolidated assets of Mossimo and Modern Amusement, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of Mossimo, (d) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of Mossimo or (e) any combination of the foregoing (other than the proposed merger with Iconix).

A superior proposal, as defined in the merger agreement, is a bona fide acquisition proposal (except that references in the definition of acquisition proposal to “20%” shall be “50%”) that the Mossimo board determines in its good faith business judgment (after consultation with its financial advisors of nationally recognized reputation and legal counsel) (i) would result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by the Iconix merger agreement (including any amendments), and (ii) is, a proposal for which financing, to the extent required, is then fully committed or which, in the good faith judgment of Mossimo’s board (after consultation with financial advisors of nationally recognized reputation) is reasonably capable of being financed, and which is reasonably capable of being completed on the terms proposed.

As described in this proxy statement/prospectus, Mossimo complied with these terms in connection with the unsolicited Cherokee proposal.

Class Action Suit

The merger agreement requires that prior to the effectiveness of the merger, Mossimo and Mr. Gianulli use their best efforts to settle, to the reasonable satisfaction of Iconix, the Delaware class action lawsuit entitled “Mossimo, Inc. Shareholder Litigation, Consolidated Civil Action No. 1246-N.” On September 27, 2006, a memorandum of understanding was executed with respect to a potential settlement in this litigation. Iconix has indicated that it is satisfied with the terms of this settlement, which remains subject to execution of a definitive stipulation of settlement, approval by the Mossimo board and approval by the court.

Confidentiality

Prior to the effectiveness of the merger and after any termination of the merger agreement, Mossimo and Iconix and their affiliates and agents will hold, and will ensure that their respective affiliates, officers, directors, employees, accountants, counsel, consultants, advisors and agents hold, in confidence, all confidential information concerning the other parties or their affiliates in accordance with the terms of the mutual confidentiality agreement between Mossimo and Iconix.

Indemnification

The merger agreement provides that, for six years after the effectiveness of the merger, the surviving entity shall fulfill and honor Mossimo’s indemnification obligations to its directors and officers pursuant to (i) the indemnification provisions in Mossimo’s certificate of incorporation and by-laws existing as in effect on the effective date and (ii) any indemnification agreements between Mossimo and its directors and officers, in each case with respect to claims arising out of acts or omissions occurring at or before the effective time. For six years following the merger, Iconix will also maintain directors’ and officers’ liability insurance for persons currently covered by Mossimo’s directors’ and officers’ policy on terms comparable to those of Mossimo’s current policy, subject to certain limitations so that Iconix will not be required to expend in excess of 150% of the current premium for such coverage.

Voting

At the Mossimo stockholder meeting, Mossimo Giannulli will vote all his Mossimo stock in favor of the merger unless the board withdraws its recommendation, and Mossimo has terminated the merger agreement. For two years after the effective time, Mr. Giannulli has agreed to vote all of his Iconix common stock in favor of matters approved by the Iconix board of directors or at the direction of the Iconix board, subject to certain exceptions, until Mr. Giannulli owns fewer than 1,000,000 shares of Iconix common stock.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger:

•
by either Mossimo and Mossimo Giannulli or Iconix and Moss Acquisition Corp., if the merger is not completed by October 30, 2006, unless the failure is the result of a willful and material breach of the merger agreement by the party seeking to terminate the merger agreement;

•	by either Mossimo and Mossimo Giannulli or Iconix and Moss Acquisition Corp., if any court of competent jurisdiction or governmental entity issues a final order prohibiting or preventing the merger;

•	by either Mossimo or Iconix, if Mossimo stockholders fail to adopt the merger agreement at the special meeting;

•
by Iconix and Moss Acquisition Corp., if Mossimo or Mossimo Giannulli has breached or failed to perform any of their representations, warranties or covenants, the breach would give rise to a failure of a condition to the terminating party’s obligation to close, the breaching party is not using reasonable efforts to cure the breach and the breach cannot be or has not been cured within 5 business days of written notice of such breach to the non-breaching party;

•
by Mossimo and Mossimo Giannulli if Iconix and Moss Acquisition Corp. have materially breached or failed to perform any of their representations, warranties or covenants, the breach would give rise to a failure of a condition to the terminating party’s obligation to close, the breaching party is not using reasonable efforts to cure the breach and the breach cannot be or has not been cured within 5 business days of written notice of such breach to the non-breaching party;

•
by Iconix, if Mossimo’s board of directors has (1) failed to recommend the approval of the merger agreement, (2) withdrawn or adversely modified its recommendation of the merger agreement or the merger, or (3) recommended to Mossimo stockholders any acquisition proposal other than the merger; or

•
by Mossimo, if its board of directors has concluded, in good faith after consultation with outside counsel, that such action is necessary in connection with a superior proposal for the board to be deemed to have acted in a manner consistent with its fiduciary duties under the DGCL; provided that Iconix does not make, within two business days after its receipt of Mossimo’s written notice of its intent to terminate the merger agreement, an offer that the Mossimo board determines in good faith after consolation with its financial advisors, is at least as favorable, from a financial point of view, to the Mossimo stockholders as the superior proposal.

Termination Fee

Mossimo must pay Iconix $5,000,000, which would be reduced to $3,500,000 pursuant to a memorandum of understanding to settle certain litigation. if the merger agreement is terminated (i) by Mossimo in connection with its board’s acceptance of a superior proposal, (ii) by Iconix if Mossimo’s board fails to recommend the approval of the Iconix merger agreement, adversely modifies its recommendation of the Iconix merger agreement, withdraws the recommendation or recommends to Mossimo stockholders any acquisition proposal other than the Iconix merger, or (iii) by either Iconix or Mossimo if Mossimo’s stockholders do not approve the merger agreement at the special meeting.

Expenses

With the exception of the HSR filing fee (which has been paid by Iconix), each party will bear its own costs and expenses (including legal, accounting and investment banking fees and expenses) incurred in connection with the merger agreement and the transactions contemplated thereby.

INFORMATION ABOUT MOSSIMO

General

Mossimo is a Delaware corporation formed in November 1995 which presently operates as a designer and licensor of apparel and related products under the “Mossimo” brand and other brands it owns. Mossimo licenses the Mossimo brand to third parties domestically and internationally, with Target and its affiliates as Mossimo’s primary domestic licensee. Mossimo’s design and licensing strategy is based on its belief that moderately priced apparel and accessories can be produced more effectively by large retailers that interact daily with consumers and operate with significant economies of scale.

Mossimo also licenses its Mossimo trademarks and provides design services to retailers outside of the United States, and licenses its Mossimo trademarks for use in collections of eyewear and women’s swimwear and body wear sold in Target stores in the United States.

Modern Amusement

In January 2004, Mossimo acquired Modern Amusement, which is focused on design and distribution of premium branded west coast-lifestyle casual sportswear apparel and related accessories for young men and young women under the Modern Amusement brand. The products are offered at moderate to upper price points through traditional specialty stores and better department store distribution channels. The Modern Amusement business includes sourcing manufactured products, wholesale distribution, inventory management, marketing, promoting, and advertising of apparel and related accessories under the Modern Amusement brand. Mossimo will sell all of the capital stock of Modern Amusement to Mr. Giannulli prior to the closing of the merger.

Licensing

Domestic licensing

Mossimo entered into a multi-year licensing and design services agreement with Target in March 2000 which was subsequently amended in April 2002, and in February  and June 2003 . Under the terms of the Target agreement, Target has the exclusive license, for production and distribution through Target stores, of substantially all Mossimo branded products sold in the United States . Mossimo, therefore cannot enter into any other wholesale or retail licensing agreements in the United States with respect to the Mossimo brand.

Under the Target agreement Mossimo provides design services and has approval rights for product design, marketing and advertising materials. Target collaborates on product design and is responsible for product development, sourcing, quality control and inventory management with respect to the Target licensed product line. Target is obligated to pay Mossimo design service fees and license royalty fees. Total fees payable by Target are based upon a percentage of Target’s net sales of Mossimo brand products that varies according to the volume of sales of merchandise. Target has agreed to pay guaranteed minimum fees of approximately $9.6 million annually. Target fees are based on net sales achieved multiplied by a rate, as defined in the Target agreement . Mossimo pays a 15% commission, based on fees received from Target, to Cherokee, Inc., which assisted Mossimo in entering into the initial agreement with Target in 2000 . If Target is current with payments of its obligations under the Target agreement, Target has the right to renew the Target agreement, on the same terms and conditions, for additional terms of two years each. In January 2003, Target exercised its first renewal option extending the Target agreement through January 31, 2006 . In January 2005, Target exercised its second renewal option extending the Target agreement through January 31, 2008 . On March 31, 2006, Mossimo and Target restated the Target agreement. The restated Target agreement extends Target’s exclusive license to produce and distribute substantially all Mossimo-branded products sold in the United States, its territories and possessions through Target retail stores or any other retail store or other merchandising activity operated by Target or its affiliates, including direct mail and Internet merchandising until January 31, 2010 .

Under the restated Target agreement, Mossimo will ensure the availability of Mr. Giannulli to provide the services of creative director in connection with Mossimo-branded products sold through Target stores. Target will pay Mossimo an annual guaranteed minimum fee of $9,625,000 for each contract year (defined as each period from February  1 through January  31) during the term of the agreement, against which Target may charge back and offset certain amounts. As amended, the agreement requires Mossimo to pay Target a one-time, nonrefundable reimbursement of fees, which related to previous design services, paid by Target through the date of the restated Target agreement, in the amount of $6,000,000 on or before June 30, 2006 . Mossimo paid the fee on June 22, 2006.

Target may renew the restated Target agreement, on the same terms and conditions, for additional terms of two years each by giving Mossimo written notice of its intent to renew at least one year prior to the end of the current term.

Mossimo has licensed the exclusive right to manufacture and distribute women’s swimwear and bodywear bearing its Mossimo trademarks through Target stores in the United States pursuant to a license agreement with The Lunada Bay Corporation . This agreement extends through September 30, 2006, and is renewable annually.

Under license agreements Mossimo grants retailers licenses to use its trademarks on certain categories of merchandise. Mossimo provides design directions and to the extent licensees desire to modify the designs to accommodate seasonal, regional or category needs, Mossimo retains approval rights with respect to the design of products, advertising, and marketing. In all cases, all products are subject to Mossimo’s pre-approved packaging, graphics and quality control standards. The retailer is responsible for manufacturing the merchandise. All payments under the Target agreement are due on a quarterly basis and range from one to four percent of net sales depending on the volume of sales achieved in each contract year. Under all other license agreements, royalty payments are due generally on a quarterly basis and range from approximately two to five percent of the licensee’s net sales.

International licensing

Mossimo enters into international licensing agreements of its Mossimo branded products for certain geographical territories where Mossimo believes such arrangements provide effective manufacturing, distribution and marketing of such products. Mossimo generally maintains substantial control over the design, quality, advertising, and marketing of its licensed products, and maintains a policy of evaluating its licensing arrangements to ensure consistent presentation of the Mossimo brand image.

In May 2002, Mossimo entered into an agreement with Hudson’s Bay Company . Under the agreement, Mossimo provided product design services, and granted a license for the Mossimo trademark to Hudson’s Bay Company exclusively in Canada, in return for license royalties and design service fees . Hudson’s Bay Company collaborated on product design, and was responsible for manufacturing, importing, marketing, advertising, selling and distributing merchandise bearing the Mossimo trademark. The initial term of the agreement was three years beginning in May 2002 . The agreement expired in May of 2005, Mossimo expect to receive royalty payments through the third quarter of 2006. There are no plans to renew the agreement.

Products

Men’s, women’s and children’s apparel and accessories

Mossimo branded apparel encompass a variety of products, including: knit and woven tops, including polo shirts and collared, button-down shirts; outerwear, including sweaters and jackets; denim and related products, including jeans, shirts and jackets; dresses; pants; screenprinted and embroidered sweatshirts and tee-shirts; and shorts. These products are designed exclusively for distribution under Mossimo’s licensing agreements. The initial Target licensed product lines were launched in Target’s stores in the Fall of 2000. Mossimo complements its apparel product lines with footwear and other fashion accessories such as jewelry, watches, handbags, belts, neckwear and gloves.

Optics line

In June, 2006, Mossimo entered into a licensing agreement with Luxottica Retail for the production and distribution of a Mossimo- branded product line of optical frames. Mossimo expects Luxottica Retail will sell Mossimo branded eyewear through Target stores.

Women’s swimwear and bodywear

The Mossimo branded product line of women’s swimwear and bodywear is manufactured and distributed through Target stores in the United States under an exclusive license agreement with The Lunada Bay Corporation . The high quality swimwear products include one-piece and two-piece swimsuits which are fashion-oriented and targeted towards youthful-minded, body-conscious women. The line of women’s bodywear is a collection of fashionable fitness active wear which is designed and manufactured using materials such as lycra, tactel and flexcel nylon that stretch and compensate for body movements during strenuous exercise. The license agreement extends through September 30, 2006, and is renewable annually.

Modern Amusement-branded products

Modern Amusement is focused on design and distribution of premium branded west coast-lifestyle casual sportswear apparel and related accessories for young men under the Modern Amusement trademarked brand.

Sourcing, Manufacturing, and Distribution

Design and licensing

Under Mossimo’s retail licensing agreement the retailer is responsible for product development, sourcing, manufacturing, quality control, distribution, and inventory management.

Modern Amusement

The Modern Amusement business includes sourcing manufactured products, distribution, and inventory management of apparel and related accessories under the Modern Amusement- trademarked brand. Modern Amusement currently purchases most of its product from international vendors. Modern Amusement supplies the manufacturers with the product design and fabric selection. Modern Amusement does not maintain any long-term or exclusive commitments or arrangements to purchase merchandise from any single supplier, and there are many vendors who could supply Modern Amusement’s merchandise. Modern Amusement warehouses and distributes its finished goods through a fulfillment company. Write downs are taken as required affecting the sale of slow-moving inventory. Written down merchandise that remain unsold is sold to a clearance company.

Marketing and Advertising

Design and licensing

Mossimo has developed a distinctive image of a contemporary, active, and youthful lifestyle and strives to maintain consistency through the coordination of product merchandising, advertising, and marketing promotions.

Under its licensing agreements, Mossimo primarily relies on its licensees to advertise the Mossimo branded product and intends to continue to promote a positive brand image through licensee-sponsored advertising and marketing promotions. Mossimo has approval rights for marketing and advertising materials.

Modern Amusement

The Modern Amusement business includes marketing and advertising of apparel and related accessories under the Modern Amusement brand through tradeshows, as well as promoting the Modern Amusement brand to consumers.

Trademarks

Mossimo utilizes a variety of trademarks, including the script Mossimo (signature), MOSS, MOSSIMO (in block lettering), Baby Moss, M (in a box design), and Mossimo Giannulli trademarks. Currently, Mossimo has 14 registrations and 2 pending applications for its trademarks in the United States, and approximately 350 trademark registrations and applications in over 70 other countries.

In connection with the Modern Amusement business, Mossimo acquired worldwide trademark rights for Modern Amusement and the Crow Design marks, except for the Asia territory. The current Modern Amusement trademark portfolio includes 17 registrations and 5 pending applications in eleven nations.

Mossimo regards its trademarks and other proprietary rights as valuable assets and believes they have significant value in the sales and marketing of its products. Mossimo vigorously protects its trademarks against infringement by using, among other things, cease-and-desist letters, administrative proceedings, and applicable legal action.

Personnel

Mossimo currently employs twenty-two full time employees, of whom nine are employed by Modern Amusement . Four additional employees are employed by Target on Mossimo’s behalf. The salaries for the employees employed by Target are deducted from Target royalty payments to Mossimo. Mossimo also employs temporary personnel on an as needed basis. None of Mossimo’s employees are covered by collective bargaining agreements. Mossimo considers its relations with its employees to be satisfactory.

Code of Ethics

Mossimo has adopted a Code of Ethics in accordance with the rules of the SEC and NASDAQ . A copy of such a code can be obtained by written request from:

Chief Financial Officer
Mossimo, Inc.
2016 Broadway Boulevard
Santa Monica, California 90404

Mossimo Risk Factors

In addition to the other information contained herein, the risks and uncertainties and other factors described below could have a material adverse effect on Mossimo’s business, financial condition, results of operations, cash flows and share price and could also cause Mossimo’s future business, financial condition and results of operations and cash flows to differ materially from the results contemplated by any forward-looking statement Mossimo may make herein, in any other document Mossimo file with the SEC, or in any press release or other written or oral statement Mossimo may make.

Dependence on the Target Stores license (accounted for 69% of Mossimo’s consolidated revenues in 2005)

Mossimo’s revenues under the Target agreement commenced in November 2000, and represented 69% in 2005, 79% in 2004, and 88% in 2003, of total consolidated revenue. Mossimo expects that its revenues under the Target agreement will continue to represent a significant portion of Mossimo’s total revenues during the remaining term of the Target agreement, which has been extended through January 2010, and is subject to future extension. Because the amount of Mossimo’s revenues under the Target agreement are dependent on the sales of Mossimo branded products in Target stores, Mossimo’s revenue potential is impacted by the number of Target stores and the patronage at these stores, and Target’s ability and/or commitment to manufacture and market Mossimo branded products. Termination or non-extension of the Target agreement, or a material adverse change in the business of Target stores, could have a material adverse effect on Mossimo’s business, financial condition, and results of operations . The term of the amended Target agreement currently extends until January 31, 2010 and, unless Target Stores gives Mossimo one year’s advance notice of its intention to terminate the agreement, the Agreement will continue to automatically renew provided that Target Stores has paid a guaranteed minimum royalty equal to or greater than $9.6 million for the preceding fiscal year. If Target stores elects to terminate the agreement, effective after January 31, 2010 or at any other time, it would have a material adverse effect on Mossimo’s business, financial condition, cash flows and results of operations. There can be no guarantee that Mossimo would be able to replace the Target stores royalty payments from other sources. The amended Target agreement, however, requires one year’s advance notice of termination by Target stores to prevent automatic renewal, during which period Mossimo believes Mossimo could enter into one or more licensing agreements for the Mossimo brand with either retailers and/or wholesalers, which Mossimo expects would enable Mossimo to replace some of the lost revenues from Target stores. Nonetheless, Mossimo could suffer substantially decreased royalty revenues under the Target agreement if Target were to reduce its sale of Mossimo branded products while continuing to pay the minimum royalties required under the agreement.

Modern Amusement is in the early stages of development with an unproven business model and a short operating history, which makes it difficult to evaluate Mossimo’s current business and future prospects for this segment of Mossimo’s business. The risks and difficulties Mossimo encounters include acceptance of the Modern Amusement brand, manufacturing arrangements, management of inventory and distribution and overall execution of a successful business model. In 2005, Modern Amusement had an operating loss of $1.45 million. If the divestment of Modern Amusement and the merger do not occur, there is no assurance that the Modern Amusement business will become profitable on an operating basis in the near term.

Changes in fashion trends

The apparel industry is subject to rapidly changing consumer demands and preferences, which may adversely affect companies which misjudge such demands and preferences. Mossimo believes that the success of its brands depends on the ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends. There can be no assurance that Mossimo will be successful in this regard. If the merger is not completed and fashion trends shift away from Mossimo’s products, or if Mossimo otherwise misjudges the market for its product lines, resulting in a decline in sell-through rates at retail, Mossimo may be faced with conditions which could have a material adverse effect on Mossimo’s financial condition and results of operations. Decisions with respect to product designs often need to be made several months in advance of the time when consumer acceptance of such products is known. In addition, any failure by Mossimo to identify and respond to changing demands and trends could adversely affect consumer acceptance of the Mossimo and Modern Amusement brand names, which may have an adverse effect on Mossimo’s business and prospects if the merger is not completed.

New product introductions

Mossimo’s success is dependent upon the ability to create and develop new product designs and new product lines. As is typical with new products, demand for and market acceptance of new designs and products introduced under the Mossimo brand is subject to uncertainty. There can be no assurance that such efforts will be successful. In addition, the failure of new product designs or new product lines to gain sufficient market acceptance could adversely affect the image of the Mossimo brand name and consumers’ demand for other Mossimo and Modern Amusement branded products if the merger is not completed.

Dependence on key personnel

The success of Mossimo is largely dependent on the efforts and abilities of its design staff, which includes Mossimo Giannulli, Mossimo’s founder and Co-Chief Executive Officer. Mr. Giannulli’s leadership and experience in the apparel licensing industry is critical to the successful implementation of Mossimo’s business and marketing strategy. Mossimo has key person life insurance covering Mr. Giannulli. The Target agreement is subject to early termination under certain circumstances, including a material failure by Mr. Giannulli to perform certain services or the termination of employment, death or permanent disability of Mr. Giannulli, or a material change in his ownership or control of Mossimo which is deemed to materially affect Mossimo’s ability to perform its obligations under the Target agreement . During 2005, Mossimo extended the employment agreement with Mr. Giannulli through January 2008. The loss of Mr. Giannulli’s services could have a material adverse effect on Mossimo’s business, financial condition, and results of operations if Mossimo remained an independent company. Under Mr. Giannulli’s consulting agreement with Iconix, Mr. Giannulli will continue to provide such services as Target may require under the Target agreement.

Competition

Competition in the contemporary apparel and related fashion accessories industry is extensive. Mossimo’s products are subject to competition from designer and non-designer lines sold in a wide variety of retail stores, including Target stores, many of which have increased in recent years the amount of sportswear and activewear manufactured specifically for them and sold under their own private labels.

Mossimo’s Mossimo branded products compete based on factors including brand name appeal, design, style and color selection, quality of garment construction and price. Competitors include Cherokee, Sideout, The GAP, Old Navy, V.F. Corp., Levi Strauss, Quicksilver, among others. Increased competition by existing and future competitors could result in reductions in retail sales and reductions in revenues to Mossimo, or reduction of prices of Mossimo’s products that could have a material adverse effect on Mossimo’s revenues, financial condition, and results of operations . Mossimo’s success is dependent on its licensees’ ability to manufacture and sell product bearing the Mossimo brand and to respond to ever changing consumer demands. Mossimo’s Modern Amusement- branded products compete based on factors including brand name appeal, design, style and color selection, and quality of garment construction. Such competitors include Diesel, Penguin, Lacoste, Fred Perry, Howe, Ben Sherman, 7 Diamond, Paper, Denim & Cloth and AG Jeans, among others. Increased competition by existing and future competitors could result in reductions in retail sales and reductions in revenues to Mossimo, or reduction of prices of Mossimo’s products that could have a material adverse effect on Mossimo’s revenues, financial condition, and results of operations if the merger is not completed. Mossimo expects that its products will continue to face significant competition in the future, in particular as other companies with established trademarks enter into licensing arrangements with retailers.

Uncertainties in apparel retailing; general economic conditions

The apparel industry historically has been subject to substantial economic cyclical variations. As the economic conditions change the trends in discretionary consumer spending become unpredictable, and could be subject to reductions due to uncertainties about the future. When discretionary spending is reduced, purchases of apparel and related products tend to decline. Additionally, the continued military responses to current international military situations, and possible future terrorist attacks on the United States may exacerbate current economic conditions and lead to a downturn in the economy. Adverse economic conditions and any related decreases in discretionary spending by consumers could have a material adverse effect on Mossimo’s results of operations.

Protection of trademarks

Mossimo believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, Mossimo devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. There can be no assurance that the actions taken by Mossimo to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of Mossimo’s products as a violation of the trademarks and proprietary rights of others. No assurance can be given that others will not assert rights in, and ownership of, trademarks and other proprietary rights of Mossimo. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as do the laws of the United States . Despite Mossimo’s efforts to protect Mossimo’s intellectual property rights, unauthorized parties may attempt to copy aspects of Mossimo’s intellectual property, which would have a material adverse effect on Mossimo’s business prospects, financial condition, results of operations and liquidity. In the future if the merger is not completed, Mossimo may be required to assert infringement claims against third parties, and there can be no assurance that one or more parties will not assert infringement claims against Mossimo. While Mossimo currently has the resources to pursue or defend most infringement claims, any resulting litigation could result in significant expense and divert the efforts of Mossimo’s management personnel whether or not such litigation is determined in Mossimo’s favor.

Control by principal stockholder

Mossimo Giannulli has majority control of Mossimo and the ability to control the election of directors and the results of other matters submitted to a vote of stockholders. Such concentration of ownership, together with the anti-takeover effects of certain provisions in the Delaware General Corporation Law and in Mossimo’s Certificate of Incorporation and Bylaws, may have the effect of delaying or preventing a change in control of Mossimo that other stockholders may view as beneficial. Mr. Giannulli has agreed to vote his shares in favor of the adoption of the merger agreement, subject to certain exceptions.

Changing corporate governance and public disclosure regulations

Mossimo is subject to rules and regulations by various governing bodies, including the SEC, NASDAQ and Public Company Accounting Oversight Board, that are charged with the protection of investors and the oversight of companies whose securities are publicly traded. Mossimo’s efforts to comply with these new regulations, most notably the Sarbanes-Oxley Act, or SOX, have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

If the merger is not completed, in 2007 Mossimo will be required to comply on an on-going basis with the SOX requirements involving the assessment of Mossimo’s internal controls over financial reporting and Mossimo’s external auditors’ audit of that assessment. Mossimo’s efforts to comply with the SOX requirements will require it to commit significant financial and managerial resources.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to Mossimo’s disclosure and governance practices. If Mossimo fail to address and comply with these regulations and any subsequent changes, Mossimo’s business may be harmed.

Certain Federal Tax Consequences

In addition to Mossimo’s taxable income being subject to federal, state and local income taxes, Mossimo may be classified as a “personal holding company” from time to time. Personal holding company status results from more than 50% of the value of outstanding stock being owned directly or indirectly by five or fewer individuals, and more than 60% of Mossimo’s income, as defined, being derived from royalties. Personal holding companies are subject to an additional federal tax at a 15% tax rate on undistributed after tax earnings.

Over 50% of the value of Mossimo’s outstanding stock is owned by one stockholder, and in 2002 and 2001, more than 60% of Mossimo’s income, as defined, was derived from license royalties. Accordingly, Mossimo was classified as a personal holding company in 2002 and 2001. However, no personal holding company tax was due in 2002 because Mossimo recognized certain expenses for tax purposes in 2002 that had been recognized in previous years for financial reporting purposes, and which offset the taxable income subject to personal holding company tax in 2002. In addition, no personal holding company taxes were due in 2001 because Mossimo was able to use its tax operating loss carry forward to offset the taxable income subject to personal holding company tax in 2001. In 2003, 2004 and 2005 less than 60 percent of Mossimo’s income, as defined, was derived from license royalties, accordingly it was not classified as a personal holding company and was not subject to the personal holding company tax.

Properties

Mossimo’s current corporate headquarters and design studios are located in Santa Monica, California and consist of a leased facility totaling approximately 6,000 square feet of space. In January 2004, Mossimo expanded its leased facilities from 6,000 to approximately 9,000 square feet of space to accommodate newly acquired Modern Amusement at a nearby but separate facility.

Legal Proceedings

On April 12, 2005, Mossimo Giannulli offered to acquire all of the outstanding publicly held common stock of Mossimo at a price of $4.00 per share . Following the announcement, six purported class action lawsuits were filed in the Court of Chancery of the State of Delaware. Each of the complaints asserted that the Mossimo directors breached their fiduciary duties to Mossimo’s stockholders, and sought an injunction preventing the acquisition. On April 19, 2005, the board of directors appointed a Special Committee to consider and evaluate Mr. Giannulli’s proposal. The Special Committee retained Houlihan Lokey and Gibson Dunn & Crutcher to serve as the Committee’s independent financial advisor and legal counsel, respectively, with respect to the Committee’s evaluation of Mr. Giannulli’s proposal. On May 27, 2005, the above referenced cases were consolidated under the following caption: In re Mossimo, Inc. Shareholder Litigation, Consolidated Civil Action No. 1246-N (the “Action”).

On October 10, 2005, Mossimo and other defendants entered into a Memorandum of Understanding (which we refer to as the MOU ) to settle the Action. Under the terms of the MOU, Mr. Giannulli agreed that his proposal to acquire all of Mossimo’s outstanding shares would be priced at $5.00 per share and that the tender offer pursuant to which the acquisition was proposed to be consummated would be conditioned upon no less than 50 percent of all public stockholders of Mossimo unaffiliated with Mr. Giannulli accepting or approving the tender offer. The MOU further provided that plaintiffs’ lead counsel would be afforded the opportunity to comment on and suggest inclusions to the disclosures made to Mossimo’s public stockholders in conjunction with the acquisition. In addition, Mossimo agreed to negotiate in good faith with the plaintiffs’ lead counsel concerning the amount of attorney fees and expenses to be paid, subject to Delaware Chancery Court approval. Mossimo also agreed to pay whatever fee and expense amount the Delaware Chancery Court might have awarded to plaintiffs’ lead counsel. In consideration of these terms, the parties agreed that they would fully and finally release and discharge all claims against each other.

The settlement was conditioned on the consummation of the acquisition by Mr. Giannulli, the negotiation of a definitive stipulation of settlement and the entry of a Final Order and Judgment approving the settlement by the Delaware Chancery Court. On November 14, 2005, Giannulli announced that he had withdrawn the proposal to acquire the outstanding shares of Mossimo that he did not already own. The provisions of the MOU have thus become moot. After announcement of the proposed merger, on May 12, 2006, plaintiffs filed a first consolidated amended complaint alleging that Mossimo and its board of directors breached their fiduciary duties and engaged in self-dealing in approving the merger agreement and otherwise in connection with the proposed merger. Under the merger agreement, Mossimo and Mr. Giannulli are required to use their best efforts to have the Action withdrawn and terminated with prejudice or settle it to the reasonable satisfaction of Iconix.

On April 12, 2006, a purported shareholder class action lawsuit was filed in the Superior Court of the State of California for the County of Los Angeles entitled Laborers’ Local #231 Pension Fund vs. Mossimo, Inc. et al. The lawsuit alleges that Mossimo and its board of directors breached their fiduciary duties and engaged in self-dealing in approving the merger agreement and otherwise in connection with the proposed merger and seeks, among other relief, to enjoin the proposed merger of Mossimo with Iconix, the rescission of any agreements entered into in connection with the proposed merger, and costs, including attorney’s fees.

Mossimo and its directors believe the allegations in the complaints filed in Delaware and California to be without merit and stated their intention to defend the claims vigorously. Since the pendency of the litigation could create additional delays, expense and risks to the consumation of the merger, on September 27, 2006 a memorandum of understanding was executed providing for a settlement of the Delaware class action. This memorandum of understanding remains subject to the completion of a stipulation of settlement, approval by the Mossimo board and approval by the Delaware court. If the settlement is approved by the Delaware court and becomes effective, it will bind the members of the purported class in the California litigation, and the California action will thus become moot. The terms of the settlement provide for a reduction in the termination fee payable by Mossimo, in the event it accepts a superior proposal, from its original amount of $5 million to $3.5 million. Under the settlement, terms Iconix also agreed that if it sells Mossimo or the Mossimo business within twelve months following the completion of the merger, and if in such a sale the price is more than 20% greater than the amount paid to the Mossimo stockholders in the merger, 30% of that excess amount will be paid into a settlement fund to be administered and distributed by the plaintiffs’ lawyers under the supervision of the Delaware court. This additional amount, if it becomes due and distributable, will be paid to all members of a class of persons comprised of those who owned Mossimo stock at any time between April 12, 2005 and the closing date of the merger, and will not constitute additional merger consideration. The settlement provides that all defendants deny and continue to deny any wrongdoing or liability and permits plaintiff’s counsel to seek certain attorneys’ fees and includes a release of all claims. In addition, Mossimo and Iconix agreed to provide the plaintiffs’ attorneys an opportunity to comment on the disclosures in this proxy statement/prospectus. Mossimo and its directors do not believe that the terms of the settlement will have a materially adverse effect on Mossimo’s financial condition.

Market Price and Dividends of Mossimo’s Common Stock

Mossimo’s common stock is quoted on the NASDAQ Capital Market under the symbol MOSS. The table below sets forth for each of the fiscal quarters during the last two fiscal years the range of the high and low closing price for Mossimo’s common stock.

	High	Low
Fiscal year ended December 31, 2006
First quarter	$6.29	$5.47
Second quarter	$8.62	$7.54
Third Quarter (through September 22, 2006)	$7.94	$7.38

Fiscal year ended December 31, 2005
First quarter	$4.10	$3.13
Second quarter	$4.53	$3.32
Third quarter	$5.72	$4.25
Fourth quarter	$5.91	$4.94

Fiscal year ended December 31, 2004
First quarter	$4.95	$3.80
Second quarter	$4.39	$3.79
Third quarter	$4.16	$2.88
Fourth quarter	$3.87	$2.99

The closing price on Mossimo’s common stock reported on the NASDAQ Capital Market on September 22, 2006 was $7.79 per share.

Mossimo Quantitative and Qualitative Disclosure About Market Risk

Mossimo makes temporary investments of cash in liquid interest bearing accounts and marketable securities. Mossimo does not use interest rate swaps, futures contracts or options on futures, or other types of derivative financial instruments. Mossimo does not believe that future market risks arising from holdings of its financial instruments will have a material impact on its financial position or results of operations.

Mossimo Financial Statements and Supplementary Data

The Mossimo financial statements required to be filed hereunder are set forth as Appendix F and Appendix G to this proxy statement/prospectus.

Mossimo Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Holders of Mossimo Common Stock

As of September 7, 2006, Mossimo had 174 stockholders of record. This does not include beneficial owners whose shares may be held of record by brokerage firms and clearing agencies.

As a result of the merger, Iconix will acquire all of the issued an outstanding Mossimo common stock, and no current director, officer or stockholder of Mossimo will continue to own any Mossimo common stock.

Dividends and Dividend Policy

To date, Mossimo has never paid a dividend on its common stock. Any future determination as to the payment of dividends will be at the discretion of Mossimo’s board of directors and will depend upon Mossimo’s results of operations, financial condition, contractual restrictions, and changes in the tax laws, and other factors deemed relevant by the board of directors. The merger agreement provides that Mossimo will not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock. See “ The Merger Agreement.”

Pre-Merger Principal Stockholders of Mossimo

The following table sets forth certain information concerning beneficial ownership of common stock as of September 7, 2006, by any person who is known by Mossimo to be the beneficial owner of more than five (5%) percent of its common stock, by each director of Mossimo, each executive officer named in Mossimo’s Annual Report on Form 10-K for the year ended December 31, 2005 and by all current directors and officers as a group.

Mossimo knows of no persons other than those identified below who beneficially own more than 5% of the outstanding shares of common stock as of September 7, 2006. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

Name	Number of Shares Beneficially Owned(1)	Percentage Ownership(1)
Mossimo G. Giannulli	10,272,822	64.2%
Edwin H. Lewis	-0-(2)	*
William R. Halford	42,000(3)	*
Robert Martini	121,000(4)	*
Bryant R. Riley	-0-	*
Vicken J. Festekjian	6,667(5)	*
Roger Feldman(6)	850,931	5.31
Harvey Hanerfeld(6)	876,373	5.47
All current directors and executive officers as a group (6 persons)	10,442,489(7)	65.25%

*	Less than one percent.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within sixty days of September 7, 2006, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to the community property laws where applicable, to Mossimo’s knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each person is 2016 Broadway Boulevard, Santa Monica, California 90404.

(2)
Although there is no agreement, express or implied, to do so, Mr. Giannulli is considering a possible transfer of up to one-half the after-tax proceeds received by him in the merger to Mr. Lewis in recognition of the role Mr. Lewis has played in Mossimo. Mr. Lewis did not own any Mossimo common stock as of September 7, 2006.

(3)	Includes 42,000 shares of common stock underlying options exercisable within sixty days of September 7, 2006.

(4)	Includes 106,000 shares of common stock underlying options exercisable within sixty days of September 7, 2006.

(5)	Includes 6,667 shares of common stock underlying options exercisable within sixty days of September 7, 2006.

(6)
According to a Amendment No. 1 to Schedule 13G dated December 31, 2005, Roger Feldman is the beneficial owner of 850,931 shares of common stock, constituting 5.4% of the issued and outstanding shares of common stock, and Harvey Hanerfeld is the beneficial owner of 876,373 shares of Common Stock, constituting 5.6% of the issued and outstanding shares of common stock. According to his Schedule 13G, Roger Feldman has the sole power to vote or to direct the voting of and to dispose and to direct the disposition of the 24,558 shares of common stock beneficially owned by him as an individual. As sole stockholders of West Creek Capital, Inc., a Delaware corporation that is the general partner of West Creek Capital, L.P., a Delaware limited partnership that is the investment adviser to (i) West Creek Partners Fund L.P., a Delaware limited partnership (the “Fund”) and (ii) certain private accounts (the “Accounts”), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 443,113 shares of common stock owned by the Fund and the 60,000 shares of common stock held in the Accounts. As voting members of Cumberland Investment Partners, L.L.C., a Delaware limited liability company (“Cumberland”), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 322,660 shares of common stock owned by Cumberland. Mr. Hanerfeld also may be deemed to have shared power to direct the voting and disposition of 50,000 shares of common stock owned by Mr. Hanerfeld’s wife. The address for Mr. Feldman and Mr. Hanerfeld is 1919 Pennsylvania Avenue, NW, Suite 725, Washington, DC, 20006.

(7)	Includes 154,667 shares of common stock underlying options exercisable within sixty days of September 7, 2006.

Mossimo Management’s Discussion And Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis regarding the year ended December 31, 2005 should be read in conjunction with Mossimo’s consolidated financial statements for the fiscal year ended December 31, 2005 and the notes thereto set forth as Appendix F to this proxy statement/prospectus.

Results of operations - Year ended December 31, 2005 compared to year ended December 31, 2004

Mossimo’s financial results are significantly impacted by key executive compensation, the development of the Modern Amusement business, and by the retail sales of Mossimo-branded products under the licensing and design services agreement with Target, which is exclusive to the United States.

Revenues. Under the Target agreement, Mossimo earns fees based on a percentage of Target stores net sales of Mossimo branded products. The percentage earned varies according to the volume of sales. The contract year for Target sales runs from February 1st to January 31st. During fiscal 2005, Mossimo earned 4% on the first $100 million of sales, 2-1/4 % on $100 million to $500 million of sales, and 1% on sales above $500 million each year. As a result, revenues from license royalties and design service fees were highest at the beginning of each contract year and decrease throughout each year as Target reaches the specific retail thresholds. Therefore, the amount of the royalty revenue received in any quarter is dependent not only on retail sales of branded products in such quarter, but also the cumulative level of retail sales, and the resulting attainment of royalty rate reductions in any preceding quarters in the same year.

Revenues from Target were 69% and 79% of Mossimo’s total revenues in 2005 and 2004, respectively. The change in 2005 was primarily due to the larger contribution to total revenues of Modern Amusement. Modern Amusement generated revenues of $6.73 million in 2005 compared to $1.82 million in 2004. Total revenue in 2005 increased by $10.5 million, or 51.1% from 2004. The remaining increase was due to growth of the Target business, which increased royalty income from Target by 33% from 2004. The increase in Target revenue was primarily due to increased volume of consumer purchases of Mossimo-branded products in 2005 at Target stores. Net sales of Mossimo-branded products at Target stores increased by 50% to $1.3 billion in 2005 from $868 million in 2004.

Cost of product sales. Cost of sales in 2005 resulted entirely from Modern Amusement product sales. Cost of sales approximated 59% of sales, compared to 68% in 2004. Mossimo experienced a higher profit margin from 2004 due to a greater brand awareness which resulted in better buying, and a proportionately smaller amount of off-price sales compared to regular priced sales. Cost of sales includes all costs and expenses incurred prior to the receipt of finished goods at Modern Amusement’s distribution facilities. These costs include, but are not limited to, product cost, inbound freight charges, purchasing and receiving costs, inspection costs, insurance, duty and brokers’ fees.

Selling, general and administrative expenses. Selling, general and administrative expenses (SG&A) for both the Mossimo segment and the Modern Amusement segment increased approximately $5.66 million, or 38%, from $14.8 million in 2004 to $20.3 million in 2005.

Operational expenses for the Mossimo segment, as a percent of revenues from royalties and design service fees, increased to 67% for 2005 compared to 64% for 2004. Selling, general and administrative expenses for the Mossimo segment increased by approximately $4.27 million, or 26%, from $12.0 million in 2004 to $16.3 million in 2005, principally due to: (i) increases of accrued executive officer bonuses of $2.73 million. (Executive bonuses were increased to $3.34 million for 2005 from $607,000 for 2004 consistent with the Company’s comparative performance.) These bonuses, which are determined at the discretion of Mossimo’s Compensation Committee in accordance with performance criteria outlined in respective bonus plans, are subject to a maximum annual amount based on a percent of Target license royalty fees in excess of the minimum annual fee, and are estimated and accrued on a quarterly basis, with a final determination made by the Compensation Committee at the end of each year. In the fourth quarter, management and the compensation committee concluded that Mossimo achieved its performance targets previously established in the bonus plans and, accordingly, approved bonuses of approximately $3.34 million for 2005. The bonuses were accrued ratably throughout the year as Target license royalties were projected. Exclusive of the bonus accruals, (i) operational expenses would have been 53% of royalty and design fees in 2005, compared to 61% in 2004, (ii) commissions due to Cherokee, which assisted Mossimo in connection with entering into the initial agreement with Target, increased by $610,000 to $3.23 million in 2005 compared to $2.62 million for 2004, due to the increased revenue generated from Target in 2005, and (iii) Mossimo incurred $2.18 million in costs for legal and financial advisory expenses for Mossimo and its special committee associated with the review and consideration of the transaction proposed by Mr. Giannulli to acquire all of Mossimo’s remaining outstanding shares, and pending litigation relating to the proposal. The increases in SG&A were offset primarily by decreases in non-executive officer salaries of $497,000 and travel expense of $486,000 as well as some operational improvements.

SG&A expenses for the Modern Amusement segment for 2005 were $3.98 million, compared to $2.80 million for the period of January 16, 2004 to December 31, 2004. The increase was primarily due to: (i) commissions of $257,000, (ii) sample costs of $199,000, (iii) outsourcing expenses of $190,000, (iv) advertising and promotion expenses of $248,000, (v) bad debt expense of $88,000, and (vi) depreciation and amortization expense of $141,000. These increases were associated with the growth of the Modern Amusement brand.

The Modern Amusement segment is tested for goodwill impairment on an annual basis at the end of the fourth quarter. Due to the expected continuing investment in the Modern Amusement brand, the cash flow from this reporting segment is expected to be negative until 2008. In December 2005, a goodwill impairment loss of $212,000 was recognized in the Modern Amusement reporting segment. The fair value of that reporting segment was estimated using the expected present value of future cash flows.

Provisions for income taxes. Provision for income taxes increased from 2004 to 2005 by $465,000 due to an increase in income. The 2005 and 2004 provision for income taxes is comprised of deferred provisions of $1.7 million and $1.2 million, respectively, and current provisions of $509,000 and $612,000, respectively. The effective rate decreased to 32.3% in 2005 compared to 39.8% in 2004; the decrease in the rate was due to the reduction of the valuation allowance. As of December 31, 2005, Mossimo had approximately $10.2 million of federal and $8.2 million of state income tax net operating loss carry-forwards available to offset future taxable income, which expire in various years through 2022.

Results of Operations - Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues. Revenues from Target were 79% and 88% of total revenues in 2004 and 2003, respectively. The change in 2004 was primarily due to the contribution to revenues of Modern Amusement, and the sale of Mossimo branded products in Canada under a licensing and design services agreement with Hudson’s Bay Company for distribution through its Zellers stores exclusively in Canada. Total revenues for 2004 were $20.5 million compared to $19.9 million in 2003. The increase was primarily due to revenues of $1.82 million generated from Modern Amusement. Total revenue in 2004 increased by $0.6 million, or 3% from 2003, and revenue from Target decreased 7% from 2003. The decrease in Target revenue was primarily due to reduced consumer purchases of Mossimo branded products in 2004 at Target stores.

Cost of product sales. Cost of sales in 2004 resulted entirely from Modern Amusement product sales. Cost of sales approximated 68% of sales. Mossimo experienced a low profit margin due to markdowns as it attempted to penetrate the wholesale distribution channel. Cost of sales included all costs and expenses incurred prior to the receipt of finished goods at Modern Amusement’s distribution facilities. These costs include, but are not limited to, product cost, inbound freight charges, purchasing and receiving costs, inspection costs, insurance, duty, and brokers’ fees.

Selling, general and administrative expenses. The major components of SG&A expenses were payroll, executive bonuses, commissions payable to a third party in connection with the Target agreement, and expenses incurred in connection with design related and business development activities such as travel, samples and artwork purchases, and free-lance artists, as well as facilities, legal, accounting and insurance expenses. SG&A increased approximately $2.0 million, or 16%, from 2003 to 2004, principally due to the acquisition of Modern Amusement in January, 2004 and an increase in travel expense of $519,000 from 2003 primarily attributed to developing and marketing the Modern Amusement business. SG&A expenses for the Modern Amusement segment for 2004 were $2.8 million. Although overall SG&A increased in 2004, executive bonuses decreased by $1.25 million in 2004 from 2003. Executive bonuses were reduced consistent with Mossimo's comparative performance. These bonuses, which are determined at the discretion of the Compensation Committee in accordance with performance criteria outlined in respective bonus plans, are subject to a maximum annual amount based on a percent of Target license royalty fees in excess of the minimum annual fee, are estimated and accrued on a quarterly basis, with a final determination made by Mossimo’s board at the end of each fiscal year. In the fourth quarter of 2004, management and the Compensation Committee concluded that Mossimo was not going to achieve its performance targets previously established in the bonus plan, and accordingly, approximately $1.13 million of accrued bonuses were reversed.

Provision for income taxes. Provision for income taxes decreased from 2003 to 2004 by $92,000 due to a decrease in income. The 2004 and 2003 provision for income taxes are comprised of a deferred provision of $1.2 million and $1.1 million and a current provision of $612,000 and $766,000, respectively. The effective rate increased to 39.8% in 2004 compared to 29.1% in 2003. The 2003 tax effective tax rate included the benefit of foreign tax credits and alternative minimum tax credits that had previously been fully reserved.

Contractual Obligations

The following table provides information related to Mossimo’s contractual cash obligations under various financial and commercial agreements (amounts in thousands) as of December 31, 2005:

	Payments Due by Period(s):
Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating Leases (1)	$315	$657	$196	—	$1,168
Other Long-Term Obligations(2) (3)	2,865	2,535	—	—	5,400
Total Contractual Cash Obligations	$3,180	$3,192	$196	—	$6,568

Notes:

(1)
These amounts represent future minimum non-cancelable lease payments under an operating lease agreement through July 2009 for Mossimo’s office and design studio facilities in Santa Monica, California including the facilities for Modern Amusement.

(2)
These amounts include $900,000 per year under Mossimo’s employment agreement with Mr. Giannulli, Mossimo’s Chairman and Co-Chief Executive Officer, through January 2008, that provides for a $900,000 annual salary, plus a bonus which is determined at the discretion of the board of directors, in accordance with a performance criteria outlined in the Amended and Restated Mossimo Giannulli Bonus Plan, and is subject to a maximum annual amount based on a percent of Target license royalty fees in excess of the minimum annual fee under the Target agreement. The future bonus amounts, if any, have been excluded because they are at the discretion of the board of directors and can not be determined.

These amounts also include $900,000 per year, commencing August 1, 2005, under Mossimo’s employment agreement with Mr. Lewis, Mossimo’s Co-Chief Executive Officer, through August 1, 2006, that provides for a $900,000 annual salary, plus a bonus which is determined at the discretion of the board of directors, in accordance with a performance criteria outlined in the Amended and Restated Edwin Lewis bonus plan, and is subject to a maximum annual amount based on a percent of Target license royalty fees in excess of the minimum annual fee under the Target agreement. The future bonus amounts, if any, have been excluded because they are at the discretion of the board of directors and can not be determined.

(3)
 Mossimo has a commission obligation under an agreement with Cherokee, Inc. for 15% of fees received from Target for the duration of the Target agreement, and for subsequent extensions if they are exercised by Target. The future commissions are based on the minimum royalty and design fee payment from Target of approximately $9.6 million through January 2008.

Critical accounting policies and estimates

Revenue recognition. Revenue from license royalties and design service fees are recognized in accordance with the terms of the underlying agreements, which is generally after the design services are performed, and as the licensee achieves sales of Mossimo’s products. Revenue from license royalties and design service fees are generally collected on a quarterly basis, and they range from one percent to five percent of sales as defined in the respective agreements. During fiscal 2005, a substantial amount of Mossimo’s revenue from license royalties and design fees were generated under the Target agreement under a declining rate as the year progresses and Target achieves certain levels of retail sales. Accordingly, Mossimo’s revenues from Target decrease as the year progresses. The declining rate is reset each contract year beginning on February 1. Revenue recognized in the first and second quarters of Mossimo’s calendar year in connection with the Target agreement is significantly higher than in the third and fourth quarters of Mossimo’s calendar year due to the declining rates in the Target agreement. If Target sales of Mossimo-branded products increase in the future, as a result of opening new stores or otherwise, the minimum rate of fees may apply earlier in Mossimo’s future calendar years, shifting additional revenue recognition to the first half of the year, and potentially reducing the revenue recognition in the second half of the year.

Modern Amusement extends credit to customers in the normal course of business, subject to established credit limits. Accounts receivable, net, in the consolidated balance sheets, consist of amounts due from customers net of allowance for doubtful accounts. The allowance for doubtful accounts is determined by reviewing accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions.

Modern Amusement recognizes wholesale operations revenue from the sale of merchandise when products are shipped, FOB Modern Amusement’s distribution facilities, and the customer takes title and assumes risk of loss, collection is reasonably assured, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.

Inventory. Mossimo maintains inventories for the Modern Amusement segment of its business. Inventories are valued at the lower of cost (first-in, first-out) or market. Mossimo continually evaluates its inventories by assessing slow moving current product as well as prior seasons’ inventory. Market value of non-current inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory.

To the extent that Mossimo’s management’s estimates of price reductions necessary to rapidly sell inventory differ from actual results, additional price reductions may be required that could reduce Mossimo’s gross margin, operating income and the carrying value of inventories. Mossimo’s success is largely dependent upon its ability to anticipate the changing fashion tastes of Mossimo’s customers and to respond to those changing tastes in a timely manner. If Mossimo fails to anticipate, identify or react appropriately to changing styles, trends or brand preferences of Mossimo’s customers, it may experience lower sales, excess inventories and more frequent and extensive markdowns, which would adversely affect its operating results.

Impairment of long-lived assets. Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Deferred taxes. Mossimo accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS 109). Deferred taxes primarily result from the recognition of the income tax benefit to be derived from the Company’s net operating loss carry forward for income taxes purposes. As of December 31, 2005, Mossimo has approximately $10.2 million, and $8.2 million of federal and state income tax net operating loss carry-forwards, respectively, available to offset future taxable income, which expires in various years through 2022. In accordance with the provisions of SFAS No. 109 Mossimo records a valuation allowance to reduce deferred tax assets to the amount expected to “more likely than not” be realized in future tax returns. Mossimo monitors its profitability and considers the credit and collections risk of future fees under its agreements, particularly in connection with the Target agreement. Should Mossimo determine that it would not be able to realize all or part of its net deferred tax assets in the future, adjustments to the valuation allowance for deferred tax assets may be required.

In addition to Mossimo’s taxable income being subject to federal, state and local income taxes, Mossimo may be classified as a “personal holding company” from time to time. Personal holding company status results from more than 50 percent of the value of outstanding stock being owned directly or indirectly by five or fewer individuals, and more than 60 percent of Mossimo’s income, as defined, being derived from royalties. Personal holding companies are subject to an additional federal tax at a 15 percent tax rate on undistributed after tax earnings.

Over 50 percent of the value of Mossimo’s outstanding stock is owned by one stockholder. In 2005, 2004 and 2003, less than 60 percent of Mossimo’s income as defined was derived from license royalties, accordingly Mossimo is not classified as a personal holding company and is not subject to the personal holding company tax. Mossimo intends to continue to take appropriate measures to avoid being classified as a personal holding company in future years. However, there can be no assurance that Mossimo will be successful in its efforts to avoid classification as a personal holding company in the future.

Contingencies and litigation

Management evaluates contingent liabilities including pending or threatened litigation in accordance with SFAS No. 5, and records accruals when the outcome of these matters is deemed probable and the amount of the liability is subject to reasonable estimation. Management makes these assessments based on the facts and circumstances available at the time, and in some instances based in part on the advice of outside counsel.

Inflation

Mossimo does not believe that the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on its operations. Since Mossimo’s future revenues are based on a percentage of sales of licensed products by licensees, Mossimo does not anticipate that inflation will have a material impact on future operations.

Exchange rates

Mossimo receives United States dollars for all its revenue from license royalties and design service fees, other than from its business in Canada, which began in 2003 and does not represent a substantial amount of revenue at this time. During the last three fiscal years, exchange rate fluctuations have not had a material impact on Mossimo’s operating results. Mossimo does not engage in hedging activities with respect to exchange rate risk.

Impact of recent accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Retrospective application is limited to the direct effects of the change; the indirect effects should be recognized in the period of the change. This statement carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS No. 154 are effective for accounting changes and corrections of errors made in fiscal periods that begin after December 15, 2005, although early adoption is permitted. Mossimo does not anticipate that the implementation of this standard will have a material impact on its financial condition and results of operations.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment.” SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that is currently used and requires that such transactions be accounted for using a fair value-based method and recognized as expense in the consolidated statement of earnings. SFAS No. 123R is effective for Mossimo on January 1, 2006. Accordingly, Mossimo adopted SFAS No. 123R in the first quarter of 2006. See Note 1 Summary of Business Description and Significant Accounting Policies - Stock-Based Compensation for the pro forma effects of how SFAS No. 123R would have affected results of operations in 2005, 2004 and 2003. Mossimo is currently assessing the impact this prospective change in accounting guidance will have on its financial condition and results of operations, but believes that the impact will not be material.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4.” SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for Mossimo on January 1, 2006. Mossimo does not believe that the adoption of SFAS No. 151 will have a material impact on its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation clarifies the requirements of a guarantor in accounting for and disclosing certain guarantees issued and outstanding. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued after December 31, 2002. Mossimo licenses its trademarks, provides design services and has approval rights for product design, marketing and advertising materials under licensing and design service agreements which include certain provisions for indemnifying the licensee. As an element of its standard commercial terms, Mossimo includes an indemnification clause in its licensing and design services agreements that indemnifies the licensee against liability and damages arising from any claims, suits, damages, or costs relating to the breach of any warranty, representation, term or condition made or agreed to by its licensees involving the manufacture, packaging, distribution, promotion, sale, marketing, advertising or other use of the trademarks under license. Mossimo believes that its policies and practices limit exposure related to the indemnification provisions of the license and design services agreements. For several reasons, including the lack of prior indemnification claims and the lack of monetary liability limit for certain infringement cases under the license and design services agreements, Mossimo cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

Results of Operations - Three months ended June 30, 2006 compared to three months ended June 30, 2005

This discussion and analysis of Mossimo’s results of operations for the three months ended June 30, 2006 and 2005 should be read in conjunction with Mossimo’s financial statements for the year ended December 31, 2005, attached to this proxy statement/prospectus as Appendix F and for the quarter ended and the six months ended June 30, 2006 attached to this proxy statement/prospectus as Appendix G.

Revenues.  Total revenue from license royalties and design service fees in the second quarter of 2006 increased to $9.0 million compared to $8.1 million for the second quarter of 2005. The increase was primarily due to additional revenue generated under the Target agreement. For the second quarter of 2006, 93% of Mossimo’s revenue from license royalties and design fees were generated under the Target agreement, compared to 92% for the same period in 2005. The royalty rate under the Target agreement declines, as the contract year progresses and Target achieves certain levels of retail sales, from 4% to 1%. The declining royalty rate is reset each contract year beginning on February 1. Accordingly, revenue recognized in the first and second quarters of Mossimo’s calendar year is significantly higher than in the third and fourth quarters due to the declining rates in the Target agreement. Revenues from license royalties and design service fees under license agreements other than the Target agreement are generally collected on a quarterly basis, and they range from 2% to 5% of sales, as defined in the respective agreements.

Design service fees and royalties recognized under the Target agreement were $8.4 million in the second quarter of 2006 compared to $7.4 million in the second quarter of 2005. The 14% increase reflects growth in sales of women’s apparel, men’s apparel, children’s apparel, and shoes. Royalties and design service fees from Mossimo’s customers other than Target decreased to $637,000 in the second quarter of 2006 compared to $669,000 in the second quarter of 2005. The decrease was due mainly to reduced royalties received from Mossimo’s women’s swimwear and bodywear licensee, and Mossimo’s licensees in Chile and Canada.

Modern Amusement achieved gross retail sales of $1.28 million in the second quarter of 2006 compared to $932,000 for the second quarter of 2005. These sales generated a gross profit of approximately $733,000 and a gross profit margin of 57.3% for the second quarter of 2006 compared to $237,000 and a gross profit margin of 25.2% for the second quarter of 2005. Modern Amusement experienced a higher profit margin due to better buying and a proportionately smaller amount of off price sales compared to regular priced sales. This was accomplished by negotiating lower prices with new factories.

Cost of product sales. Cost of sales in the second quarter of 2006 resulted entirely from Modern Amusement product sales. Cost of sales approximated 42.7% of sales. Cost of sales includes all costs and expenses incurred prior to the receipt of finished goods at Modern Amusment’s distribution facilities. These costs include, but are not limited to, product cost, inbound freight charges, purchasing and receiving costs, inspection costs, insurance, duty, and brokers’ fees. Modern Amusement improved cost of sales by negotiating lower prices with new factories.

Selling, general and administrative expenses. Selling, general and administrative expenses (SG&A) for both the Mossimo segment and the Modern Amusement segment remained constant at $5.4 million for the second quarter of 2006 and 2005.

SG&A expenses for the Mossimo segment increased by approximately $187,000 or 4% from $4.42 million in the second quarter of 2005 compared to $4.61 million in the second quarter of 2006. The increases were due to a number of factors. First, accrued executive officer bonuses increased $276,000 (executive bonuses were increased to $1.31 million for the second quarter of 2006 from $1.04 million for the second quarter of 2005 consistent with Mossimo’s comparative performance). These bonuses which are determined at the discretion of Mossimo's Compensation Committee, in accordance with a performance criteria outlined in respective bonus plans, and are subject to a maximum annual amount based on a percent of Target license royalty fees in excess of the minimum annual fee, are estimated and accrued on a quarterly basis, with a final determination made by the Compensation Committee at the end of each year. Second, commissions due to a third party who assisted Mossimo in connection with entering into the initial agreement with Target increased by $134,000. Third, professional fees increased by $60,000. The increase was offset by, first, a $97,000 reduction in travel expense, second, a $72,000 reduction in board of directors fees and third, a $60,000 reduction in legal fees.

SG&A expenses for the Modern Amusement segment for the second quarter of 2006 were $832,000 compared to $934,000 for the second quarter of 2005. The decrease was primarily due to a reduction in salary and related costs of $50,000, and a reduction in consulting fees of $75,000.

Interest income. As a result of higher average cash balances of $20.2 million for the period ended June 30, 2006 compared to average cash balance of $12.5 million for the same period in 2005, Mossimo earned $222,000 in interest income the second quarter of 2006, compared to $79,000 in the second quarter of 2005. No interest expense was incurred in the second quarter of 2006.

Income taxes. Mossimo recorded a provision for income taxes of $1.82 million in the second quarter of 2006 compared to a provision for income taxes of $848,000 in the second quarter of 2005. Both provisions approximate Mossimo’s effective tax rate for Federal and California state income taxes. The effective tax rate is subject to ongoing review and evaluation by management. Both provisions approximate Mossimo’s combined effective rate as estimated for the entire fiscal year, for Federal and California state income taxes. The income tax rate for the three months ended June 30, 2006 is 40% compared to 28% for the comparable period of the prior year. The increase is primarily due to a reduction in the valuation allowance.

Mossimo has approximately $2.07 million and $1.38 million of federal and state income tax net operating loss carry forwards, respectively, available to offset future taxable income which expire in various years through 2022. Mossimo expects that future taxable income will be offset in the near-term, for the most part, by its net operating tax loss carry forwards.

Net earnings. Mossimo’s net earnings for the second quarter of 2006 were $2.71 million, or $0.17 per diluted share, compared to a net earnings of $2.23 million, or $0.14 per diluted share for the second quarter of 2005 due to the factors discussed above.

Results of Operations - Six months ended June 30, 2006 compared to six months ended June 30, 2005

This discussion and analysis of Mossimo’s results of operations for the six months ended June 30, 2006 and 2005 should be read in conjunction with Mossimo’s financial statements for the year ended December 31, 2005, attached to this proxy statement/prospectus as Appendix F and for the quarter ended June 30, 2006 attached to this proxy statement/prospectus as Appendix G.

Revenues.  Total revenue from license royalties and design service fees for the six months ended June 30, 2006 decreased to $11.6 million compared to $15.5 million for the six months ended June 30, 2005. The decrease was due to a one time nonrefundable fee reimbursement of $6.0 million to Target under the amended and restated Target agreement dated March 31, 2006 recorded in the first quarter of 2006. Exclusive of the impact of this item, total revenues from license royalties and design service fees for six months ended June 30, 2006 would have been $17.6 million compared to $15.5 for the six months ended June 30, 2005. For the six months ended June 30, 2006, 89% of Mossimo’s revenue from license royalties and design fees were generated under the Target agreement, compared to 91% for the same period in 2005. Exclusive of the nonrefundable fee reimbursement of $6.0 million to Target under the amended and restated Target agreement, 93% of Mossimo’s revenues from license royalties and design fees would have been generated under the Target agreement compared to 91% for the same period in 2005.

Design service fees and royalties recognized under the Target agreement were $10.2 million for the six months ended June 30, 2006 compared to $14.0 million for the same period of 2005. The 37% decrease was due to a one-time nonrefundable fee reimbursement of $6.0 million to Target under the amended and restated Target agreement. Exclusive of the impact of this item, design service fees and royalties recognized under the Target agreement would have been $16.2 million for the six months ended June 30, 2006 compared to $14.0 million for the same period of 2005. Royalties and design service fees from customers other than Target decreased to $1.3 million for the six months ended June 30, 2006 compared to $1.5 million for the same period of 2005. The decrease was due mainly to reduced royalties received from Mossimo’s women’s swimwear and bodywear licensee, and Mossimo’s licensees in Chile and Canada.

Modern Amusement achieved gross retail sales of $3.66 million for the six months ended June 30, 2006 compared to $2.24 million for the same period in 2005. These sales generated a gross profit of approximately $1.81 million and a gross profit margin of 50.4% for the six months ended June 30, 2006 compared to $508,000 gross profit and a gross profit margin of 22.6% for the same period in 2005. Modern Amusement experienced a higher profit margin due to better buying and a proportionately smaller amount of off-price sales compared to regular priced sales.

Cost of product sales. Cost of sales in the six months ended June 30, 2006 resulted entirely from Modern Amusement product sales. Cost of sales approximated 49.6% of sales. Cost of sales includes all costs and expenses incurred prior to the receipt of finished goods at Modern Amusement’s distribution facilities. These costs include, but are not limited to, product cost, inbound freight charges, purchasing and receiving costs, inspection costs, insurance, duty, and brokers’ fees. Mossimo improved cost of sales by negotiating lower prices with new factories.

Selling, general and administrative expenses. SG&A expenses for both the Mossimo segment and the Modern Amusement segment increased to $11.2 million for the six months ended June 30, 2006 compared to $9.9 million for the six months ended June 30, 2005.

SG&A for the Mossimo segment increased by approximately $1.24 million or 15% from $8.04 million for the six months ended June 30, 2005 compared to $9.28 million for the six months ended June 30, 2006. The increases were due to a number of factors. First, accrued executive officer bonuses increased $389,000 (executive bonuses were increased to $2.05 million for the six months ended June 30, 2006 from $1.66 million for the six months ended June 30, 2005 consistent with Mossimo’s comparative performance.) These bonuses which are determined at the discretion of the Compensation Committee, in accordance with a performance criteria outlined in respective bonus plans, and are subject to a maximum annual amount based on a percent of Target license royalty fees in excess of the minimum annual fee, are estimated and accrued on a quarterly basis, with a final determination made by Mossimo’s Compensation Committee at the end of each year. Second, commissions due to a third party who assisted Mossimo in connection with entering into the initial agreement with Target increased by $326,000. Third, costs of $79,000 were incurred for legal and financial advisor expenses for Mossimo and its special committee associated with the review and consideration of the transaction proposed by Mossimo Giannulli for the acquisition of all of Mossimo’s remaining outstanding shares and pending litigation relating to the proposal. Fourth, $459,000 in fees associated with the merger of Mossimo and Iconix Brand Group, Inc. were incurred. Fifth, as consideration for investment banking services provided in connection with Mossimo’s negotiation and evaluation of the proposed merger and any alternative proposals, Mossimo has agreed to pay B. Riley & Co., Inc. an investment banking fee of $600,000. This fee is not contingent on the completion of any transaction. Bryant R. Riley, a director of Mossimo, is chairman and chief executive officer of B. Riley & Co., Inc. and was accrued in the first quarter of 2006. These increases were offset by decreases in, first, $75,000 in board of directors fees and second, $129,000 in legal fees.

SG&A for the Modern Amusement segment for the six months ended June 30, 2006 were $1.94 million compared to $1.89 million for the six months ended June 30, 2005. The increase was primarily due to first, $123,000 of commissions, second, $62,000 in salesmen samples, and third, $89,000 of outsourcing expenses. These increases were associated with the anticipated growth of the Modern Amusement brand. These increases were offset by decreases in, first, reduction in salary and related costs of $75,000, and a reduction in consulting fees of $125,000.

Interest income. As a result of higher average cash balances of $21.0 million for the six month period ended June 30, 2006 compared to average cash balance of $12.8 million for the same period in 2005, Mossimo earned $416,000 in interest income for the six months ended June 30, 2006, compared to $110,000 for the same period in 2005. No interest expense was incurred in the six months ended June 30, 2006.

Income taxes. Mossimo recorded a provision for income taxes of $1.1 million for the six months ended June 30, 2006 compared to a provision for income taxes of $2.1 million for the six months ended June 30, 2005. Both provisions approximate Mossimo’s effective tax rate for Federal and California state income taxes. The effective tax rate is subject to ongoing review and evaluation by management. Both provisions approximate Mossimo’s combined effective rate as estimated for the entire fiscal year, for Federal and California state income taxes. The income tax rate for the six months ended June 30, 2006 is 41% compared to 34% for the comparable period of the prior year. The increase is primarily due to a reduction in the valuation allowance.

Mossimo has approximately $2.07 million and $1.38 million of federal and state income tax net operating loss carry forwards, respectively, available to offset future taxable income which expire in various years through 2022. Mossimo expects that future taxable income will be offset in the near-term, for the most part, by its net operating tax loss carry forwards.

Net earnings. Mossimo’s net earnings for the six months ended June 30, 2006 were $1.5 million, or $0.10 per diluted share, compared to a net earnings of $4.0 million, or $0.26 per diluted share for the six months ended June 30, 2005 due to the factors discussed above.

Liquidity and capital resources

Mossimo’s sources of liquidity and capital resources as of June 30, 2006 consisted of $21.5 million of cash and cash equivalents, and $843,000 of short-term restricted cash, as well as potential future cash flows from operations primarily resulting from the Target agreement. As of June 30, 2006, Mossimo had working capital of approximately $27.1 million compared to $24.0 million at December 31, 2005.

During the six months ended June 30, 2006, net cash provided by operating activities were $1.0 million. Cash provided by operating activities includes primarily $1.5 million of net earnings, increases in deferred taxes of $644,000, accrued liabilities of $740,000, and accrued commissions of $1.2 million, primarily offset by reductions in accounts receivable of $1.9 million, and accrued bonuses of $1.3 million.

Net cash used by investing activities was generated from capital expenditures of $68,000 for the six months ended June 30, 2006. Capital expenditures are not expected to be material for the balance of the 2006 year.

Net cash provided by financing activities was generated primarily from the exercise of stock options in the amount of $857,000.

Mossimo established a revolving line of credit with a bank in the amount of $300,000 in February 2004. The line of credit was established to open letters of credit with foreign suppliers for finished goods for Modern Amusement. The line of credit was increased to $400,000 in June of 2004, and subsequently increased to $500,000 in January of 2005 and increased again to $900,000 in May of 2005. The line of credit is secured by two certificates of deposit totaling approximately $843,000, which is recorded as restricted cash in Mossimo’s consolidated balance sheet. There is no expiration date for this line of credit, and there are no covenants. There is a fee charged per letter of credit opened and closed. Open letters of credit at June 30, 2006 were approximately $738,000.

Mossimo has a commission obligation under an agreement with a third party for 15% of fees received from Target for the duration of the Target agreement through January 2010, and for subsequent extensions if they are exercised by Target. Fees incurred under this obligation were $1.25 million in the second quarter of 2006, compared to $1.11 in the second quarter of 2005 and $2.44 million for the six months ended June 30, 2006 compared to $2.10 million for the six months ended June 30, 2005.

In January 2004, Mossimo completed the acquisition of the Modern Amusement and Mossimo amended its facility lease increasing its space from approximately 6,000 square feet to approximately 9,000 square feet, and extending the lease term thru July 2009. The expanded facility is intended to also accommodate Modern Amusement. The future annual obligation under the amended lease varies each year, initially at approximately $290,000 in 2004, increasing to $334,000 in 2008. The purchase price of the Modern Amusement assets of $375,000 was funded with existing cash. The expected cash requirements in 2006 for Modern Amusement are approximately $600,000, and is comprised primarily of SG&A expenses. Most of this working capital will be satisfied through operating cash flows, and Mossimo does not expect to incur any significant capital expenditures.

Mossimo is approached from time to time by parties seeking to sell their businesses, brands and related trademarks. Should an established viable business and marketable brand become available on favorable terms, Mossimo may be interested in pursuing such an acquisition and may elect to fund such acquisition, in whole or in part, with available cash as well as different financing alternatives, including the issuance of debt instruments and / or equity securities.

Mossimo believes that its sources of liquidity and capital will be sufficient to meet its expected operational and capital needs for the next 12 months and likely will be sufficient to meet its operating needs for the foreseeable future and at least through January 2010, which is the most recently extended contract term with Target.

On September 8, 2006, Mossimo entered into a third amendment to its facility lease to provide for a reduction in the rentable square footage of Mossimo's corporate headquarters and design studios from approximately 9,400 rentable square feet to approximately 6,000 rentable square feet. The approximately 3,400 square feet of rentable space being released was used primarily for the Modern Amusement brand, the operations of which will be consolidated into the remaining rentable space.

INFORMATION ABOUT ICONIX

Certain important business and financial information about Iconix is incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on page 113 of this proxy statement/prospectus. Additional information concerning Iconix is set forth below.

Background

General

Iconix is a brand management company engaged in licensing, marketing and providing trend direction for its portfolio of owned consumer brands. It currently owns seven highly recognizable brands: Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd and London Fog. Iconix licenses its brands directly to leading retailers and wholesalers for use in connection with a broad array of product categories, including apparel, footwear, accessories, beauty and fragrance and home accessories. Iconix’s brands are distributed across a wide range of distribution channels, from the mass to the luxury market, and target a broad range of customers. Iconix seeks to maximize the value of its brands by developing innovative marketing campaigns to increase brand awareness and by providing trend direction to its licensees to enhance product appeal.

Iconix’s business model

As a brand management company, Iconix is able to transfer the typical operating company responsibilities of product design, manufacture and distribution to its carefully selected licensing partners, allowing Iconix to focus on the core elements of brand management: licensing, marketing and trend direction. Iconix retains in its license agreements significant oversight rights with respect to product design, packaging, channel selection and presentation to ensure consistency with its overall brand direction. Iconix’s business model is further differentiated from that of the traditional operating company by Iconix’s efficient approach to acquisitions and the multi-faceted diversification of its licensing portfolio: by brand, by product category and by distribution channel. As a result, Iconix believes its business model allows Iconix to grow faster and generate higher margins with lower operating risk than a traditional operating business model. Key aspects of Iconix’s business model include its:

•	applicability to a broad pool of consumer brands;

•	focused acquisition platform, which enables Iconix to quickly evaluate and easily integrate brand acquisitions;

•	scalability, which allows Iconix to leverage its existing infrastructure to add and manage new licenses;

•	predictable base of guaranteed minimum royalties; and

•	low overhead, absence of inventory risk and minimal spending requirements.

Iconix’s recent transition

Until recently, Iconix was a fully operating manufacturer and marketer of footwear and jeanswear products under two proprietary trademarks: Candie’s, which it has owned since 1993, and Bongo, which it has owned since 1998. In 2003, Iconix began to implement a shift in its business model designed to transform it from an operating company to a licensing entity, and away from the direct design, manufacturing, marketing and sale of merchandise, in order to maximize its core competencies in marketing and maximizing brand equity. In May 2003, Iconix licensed its Bongo footwear business to Kenneth Cole Productions, Inc. and its Candie’s footwear business to Steve Madden Ltd.  In June 2004, Iconix licensed its Bongo jeanswear business, which had been previously operated by a third party manager, through its subsidiary, Unzipped. In 2004, Iconix eliminated all of its legacy retail and manufacturing operations relating to footwear, reducing its workforce from over 200 to under 40. By the end of 2004, Iconix also entered into its first multi-category retail license agreement, pursuant to which it granted Kohl’s Department Stores, Inc. the exclusive right to design, manufacture, sell and distribute a broad range of products under the Candie's trademark in return for average guaranteed minimum royalties to Iconix of between $8.0 and $9.0 million per contract year. Iconix also began to grow its consumer brand portfolio and, from October 2004 through August 2006, it acquired five additional brands: Badgley Mischka, Joe Boxer, Rampage, Mudd and London Fog.

Iconix’s objective is to continue building a distinctive and diversified portfolio of iconic consumer brands through additional opportunities within its existing portfolio and the addition of new leading brands that leverage off its brand management expertise and its existing infrastructure.

Recent developments

In April 2006, Iconix acquired certain assets of Mudd (USA) LLC related to the Mudd brand, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan. In consideration for these assets, Iconix paid the seller $45 million in cash and issued 3,269,231 shares of Iconix common stock. The financing for this acquisition was accomplished through the private placement by IP Holdings, an Iconix subsidiary, of its asset-backed notes, secured by its intellectual property assets (including those acquired from Mudd). In connection with this acquisition, Iconix also entered into a license agreement with the seller giving it the exclusive right to use the Mudd trademark in connection with the design, manufacture, sale and distribution of women’s and children’s jeanswear and related products in the United States, in return for which the seller has guaranteed Iconix a designated minimum amount of revenues with respect to the royalties due to Iconix under its license and those due to Iconix from all other licenses assumed by Iconix in the acquisition, for a period of two years. This guarantee, as well as certain other of the seller’s obligations to Iconix, are secured by its pledge of a portion of the cash paid and shares issued by Iconix as consideration in the acquisition.

In August 2006, Iconix completed the acquisition of the London Fog trademarks and certain related intellectual property assets from London Fog Group Inc. for $30.5 million in cash and 482,423 shares of Iconix common stock. In addition, if the market value of the stock portion of the purchase price is less than $7.0 million on the date such shares are first registered for resale, Iconix will be required to issue such number of additional shares of Iconix common stock as makes the total stock portion of the purchase price equal in value to $7.0 million as of such date. The financing for this acquisition was accomplished through the private placement by IP Holdings of its asset-backed notes, secured by its intellectual property assets (including those acquired from London Fog), together with approximately $3.1 million of Iconix’s existing funds.

Description of Iconix’s Securities

General

Iconix’s amended and restated certificate of incorporation provides that the authorized capital stock of Iconix consists of 75,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of September 7, 2006, there were 40,479,596 shares of Iconix common stock outstanding held of record by 2,354 stockholders and no shares of preferred stock outstanding. The following description of Iconix’s capital stock and provisions of its amended and restated certificate of incorporation and amended and restated bylaws are only summaries, and Iconix encourages you to review complete copies of its amended and restated certificate of incorporation and amended and restated bylaws, which it has previously filed with the SEC.

Common stock

Subject to the rights specifically granted to holders of any then outstanding shares of Iconix’s preferred stock, the common stockholders of Iconix are entitled to vote together as a class on all matters submitted to a vote of its stockholders and are entitled to any dividends that may be declared by its board of directors. The common stockholders of Iconix do not have cumulative voting rights. Upon its dissolution, liquidation or winding up, holders of Iconix common stock are entitled to share ratably in its net assets after payment or provision for all liabilities and any preferential liquidation rights of its preferred stock then outstanding. The common stockholders of Iconix have no preemptive rights to purchase shares of its common stock. The issued and outstanding shares of Iconix common stock are not subject to any redemption provisions and are not convertible into any other shares of its capital stock. All outstanding shares of Iconix common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Iconix common stock are subject to those of the holders of its Series A preferred stock, described below, and any other shares of its preferred stock that may be issued in the future.

Preferred stock

General. Iconix has one outstanding class of preferred stock, its Series A junior participating preferred stock, described below, that was designated in connection with Iconix’s adoption of a rights plan in January 2000, also described below. The board of directors of Iconix may from time to time authorize the issuance of one or more additional classes or series of preferred stock without stockholder approval. Subject to the provisions of its certificate of incorporation and limitations prescribed by law, the board of directors of Iconix is authorized to adopt resolutions to, among other things, issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of Iconix preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by the stockholders of Iconix.

One of the effects of undesignated preferred stock may be to enable Iconix board of directors to discourage an attempt to obtain control of Iconix by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of Iconix’s common stockholders by, among other things:

•	restricting the payment of dividends on Iconix common stock;

•	diluting the voting power of its common stock;

•	impairing the liquidation rights of its common stock;

•	delaying or preventing a change in control without further action by its stockholders; or

•	decreasing the market price of its common stock.

Series A participating preferred stock. Currently, there are no shares of Iconix Series A junior participating preferred stock, par value $0.01 per share, referred to as its Series A preferred stock, outstanding. Such shares are issuable only in the event holders of its common stock exercise their “rights,” described below, to purchase such shares in accordance with the terms of Iconix’s rights plan. Each share of Series A preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Holders of shares of Series A preferred stock will have 1,000 votes per share and will vote together with the holders of Iconix common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Iconix common stock are exchanged, holders of its Series A preferred stock will be entitled to receive, per each share of Series A preferred stock, 1,000 times the amount received per each share of Iconix common stock. These rights are protected by customary antidilution provisions. The Series A preferred stock is not redeemable.

Rights

General. On January 26, 2000, Iconix’s board of directors declared a dividend of one preferred share purchase right, referred to as a right, for each outstanding share of common stock outstanding as of February 11, 2000, and on each share of common stock issued thereafter until the distribution date, described below. As a result, since such date, each share of common stock that has been issued and each share of common stock that is issued prior to the distribution date, including those issued in connection with the merger, has and will have a right attached to it, so that all of the outstanding shares of Iconix common stock have attached rights, until the distribution date.

Each right entitles its registered holder to purchase one one-thousandth of a share of Iconix’s Series A preferred stock at a price of $6 per each one one-thousandth of a share, subject to adjustment in certain circumstances. Because of the nature of the dividend, liquidation and voting rights of the Series A preferred stock, the value of the one one-thousandth (1,000th) interest in a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock of Iconix.

The description and terms of the rights are set forth in a Rights Agreement between Iconix and Continental Stock Transfer & Trust Company, as rights agent, a copy of which has previously been filed by Iconix with the SEC. The following description of the rights does not purport to be complete and is qualified in its entirety by reference to that agreement.

Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding common stock or (b) 10 business days (or such later date as may be determined by action of Iconix’s board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock, the earlier of such dates being called the “distribution date,” each right is evidenced by the stock certificate of the share of common stock to which such right is attached.

The rights are not exercisable until the distribution date and they expire on January 26, 2010, unless such date is extended or unless they are earlier redeemed or exchanged by Iconix, in each case as described below.

The terms of the rights may be amended by Iconix’s board without the consent of the holders of the rights, including an amendment to lower the thresholds described above within certain designated parameters.

Until a right is exercised, its holder, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

The rights have certain anti-takeover effects as described below. The rights may cause substantial dilution to a person or group that attempts to acquire Iconix upon terms not approved by its board of directors, and under certain circumstances the rights beneficially owned by such a person or group may become void. The rights should not interfere with any merger or other business combination which is approved by Iconix’s board, since it may redeem the then outstanding rights as discussed above.

Anti-dilution adjustments. The purchase price payable and the number of shares of Series A preferred stock or other securities or property issuable upon exercise of the rights are each subject to adjustment under certain circumstances to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A preferred stock, (ii) upon the grant to holders of the Series A preferred stock of certain rights, warrants or convertible securities exercisable for or convertible into shares of Series A preferred stock at a price that is less than the then-current market price of the Series A preferred stock or (iii) upon the distribution to holders of the Series A preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series A preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths interests in a share of Series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of Iconix common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

“Poison pill” adjustment. In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person and its affiliates, associates and transferees (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value equal to two times the then exercise price of the right. In the event that Iconix is acquired in a merger or other business combination transaction or 50% or more of Iconix’s consolidated assets or earning power are sold after a person or group has become an acquiring person in a transaction with such acquiring person or group, each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which, at the time of the transaction has a market value equal to two times the exercise price of the right. In each case, there are exceptions for transactions that have received the prior approval of Iconix’s board of directors.

Iconix’s right to exchange. At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Iconix common stock, the board of directors of Iconix may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Iconix’s Series A preferred stock (or of a share of its preferred stock having equivalent rights, preferences and privileges), per right, subject to adjustment.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional shares of Series A preferred stock will be issued, other than fractions which are integral multiples of one one-thousandth of a share, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A preferred stock on the last trading day prior to the date of exercise.

Iconix’s right to redeem. At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of Iconix common stock, the board of directors of Iconix may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash or shares of common stock. The redemption of the rights may be made effective at such time, on such basis, and with such conditions as the board of directors of Iconix in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise them will terminate and the only remaining right of the holders with respect thereto will be to receive the redemption price.

Warrants

As of September 7, 2006, Iconix had warrants outstanding for the purchase of up to 585,000 shares of its common stock at prices ranging from $8.72 to $15.93, and a weighted average exercise price of $11.82 per share, subject to adjustment in certain circumstances. Of these warrants, warrants to purchase 270,000 shares of common stock were immediately exercisable as of September 7, 2006. The warrants expire on dates ranging from August 26, 2012 to June 2, 2016.

The exercise price and number of shares or other securities issuable on exercise of the warrants are subject to adjustment in the event of a stock split or dividend, recapitalization, reorganization, merger or consolidation or other similar event; however, the warrants are not subject to adjustment for the issuance by Iconix of shares of its common stock at prices below the exercise price of the warrants. The warrant holders do not have the rights or privileges of holders of shares.

Options

As of September 7, 2006, Iconix had options to purchase 6,360,875 shares of common stock outstanding under its stock option plans at a weighted average exercise price of $4.17 per share and Iconix had non-plan options outstanding for the purchase of 600,000 shares of common stock at a weighted average exercise price of $2.75 per share. All of such options have fully vested, and they expire on dates ranging from March 9, 2008 to June 5, 2016.

Non-Transferable Contingent Share Rights

Pursuant to the merger agreement, Iconix will issue a global security representing all non-transferable contingent share rights to the exchange/paying agent on the closing date of the merger. The non-transferable contingent share rights represent each Mossimo stockholder’s right to receive additional merger consideration following the first anniversary of the merger if Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the year following the merger. As of the date of this proxy statement/prospectus, Iconix cannot determine the number of shares of Iconix common stock, if any, that may be issued pursuant to the non-transferable contingent share rights.

Anti-takeover considerations and special provisions of Delaware law, Iconix’s certificate of incorporation and Iconix’s bylaws

Delaware anti-takeover law. Iconix is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of Iconix’s outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder;

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of the assets of Iconix.

However, the above provisions of Section 203 do not apply if:

•	the board of directors of Iconix approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the voting stock of Iconix outstanding at the time the transaction commenced, excluding shares owned by officers and directors of Iconix; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board of directors of Iconix and authorized at a meeting of its stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire Iconix.

Certificate of incorporation and bylaws. A number of provisions of Iconix’s certificate of incorporation and bylaws concern matters of corporate governance and the rights of its stockholders. Provisions that grant Iconix’s board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by the board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to Iconix’s stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of Iconix common stock. The board of directors of Iconix believes that these provisions are appropriate to protect the interests of Iconix and its stockholders.

•
Meetings of Stockholders. The bylaws of Iconix provide that annual meetings of its stockholders may take place at the time and place established by its board of directors. A special meeting of Iconix’s stockholders may be called at any time by the board or by any officer instructed by the directors to call the meeting.

•
Filling of Board Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of Iconix’s directors then in office.

•	Amendment of the Bylaws. Iconix’s bylaws may be amended or repealed by its board of directors or its stockholders.

Transfer agent

Continental Stock Transfer & Trust Company is the transfer agent and registrar for Iconix common stock.

Legal Proceedings

Sweet Sportswear/Unzipped litigation

On August 5, 2004, Iconix, along with its subsidiaries, Unzipped, Michael Caruso & Co. Inc., or Caruso, and IP Holdings (collectively referred to as the “plaintiffs”), commenced a lawsuit in the Superior Court of California, Los Angeles County, against Unzipped's former manager, former supplier and former distributor, Sweet Sportswear LLC, or Sweet, Azteca Production International, Inc., or Azteca, and Apparel Distribution Services, LLC, or ADS, respectively, and a principal of these entities and former member of Iconix’s board of directors, Hubert Guez (collectively referred to as the “defendants”). Plaintiffs amended their complaint on November 22, 2004. In the amended complaint, plaintiffs allege that defendants fraudulently induced them to purchase Sweet's 50% interest in Unzipped for an inflated price, that Sweet and Azteca committed material breaches of the Unzipped management agreement and supply and distribution agreements, described below, and that Mr. Guez materially breached his fiduciary obligations to Iconix while a member of Iconix’s board of directors. Also, plaintiffs alleged that defendants have imported, distributed and sold goods bearing Iconix’s Bongo trademarks in violation of federal and California law. Plaintiffs sought damages in excess of $50 million. Defendants filed a motion to dismiss certain of the claims asserted in the amended complaint, which was denied by the Court in its entirety on February 7, 2005.

By order dated June 8, 2006, the Court entered summary judgment in defendants’ favor with respect to plaintiffs’ fraud claims asserted within plaintiffs’ amended complaint. However, by order dated July 19, 2006, the Court granted plaintiffs’ request to assert new fraud claims via a second amended complaint. Plaintiffs’ second amended complaint also incorporates the non-fraud claims asserted within plaintiffs’ amended complaint, and seeks damages in excess of $50 million.

On March 10, 2005, Sweet, Azteca and ADS (collectively referred to as the “cross-complainants”), filed an answer to plaintiffs' amended complaint and a cross-complaint against plaintiffs and Iconix’s chief executive officer, Neil Cole (collectively referred to as the “cross-defendants”), seeking compensatory, punitive and exemplary damages and litigation costs, as well as the establishment of a constructive trust for their benefit. The cross-complainants alleged that some or all of the cross-defendants breached the Unzipped management agreement and supply and distribution agreements; that IP Holdings and Mr. Cole interfered with Sweet's performance under the Unzipped management agreement; and that Iconix, Caruso and Mr. Cole interfered with cross-complainants' relationships with Unzipped and caused Unzipped to breach its agreements with Azteca and ADS. Cross-complainants also alleged that some or all of Iconix, Caruso and Mr. Cole fraudulently induced Sweet to sell its 50% interest in Unzipped to Iconix for a deflated price and accept the 8% senior subordinated note in the principal amount of $11 million that Iconix issued to Sweet in connection therewith.

Iconix had previously entered into a management agreement with Sweet wherein Sweet guaranteed that the net income of Unzipped, as defined, would be no less than $1.7 million for each year during the term. In the event that this guaranteed amount of net income was not met, Sweet was obligated to pay the difference between the actual net income, as defined, and such guaranteed amount, referred to as the shortfall payment. The cross-complaint alleged that Iconix breached its obligations to Sweet arising under Iconix’s 8% note to Sweet by, among other things, understating Unzipped's earnings for the fiscal year ended January 31, 2004 and the first three quarters of the fiscal year ended January 31, 2005 for the purpose of causing Unzipped to fall short of the guaranteed net income amount for these periods, and improperly offsetting the shortfall payment against the note. Lastly, the cross-complaint alleged that the understatements in Unzipped's earnings and offsets against the 8% note were incorporated into Iconix’s public filings for the periods identified above, causing it to overstate materially its earnings and understate its liabilities for such period with the effect of improperly inflating the public trading price of Iconix common stock.

Cross-defendants filed a motion to dismiss certain of the claims asserted in the cross-complaint, and, on June 28, 2005, the Court granted cross-defendants' motion in part. On July 22, 2005, cross-complainants amended their cross-complaint, omitting their previously asserted claim that some or all of Iconix, Caruso and Mr. Cole fraudulently induced Sweet to sell its 50% interest in Unzipped for a deflated price and accept the 8% note. Although the amended cross-complaint no longer sought relief for this purported fraud, the substance of the allegations remained largely unchanged, and cross-complainants alleged that they were entitled to equivalent relief because cross-defendants’ actions instead constituted a breach of fiduciary duty.

Cross-defendants filed a motion to dismiss certain of the claims asserted in the amended cross-complaint, and, on October 25, 2005, the Court granted cross-defendants’ motion in part, dismissing all claims asserted against Mr. Cole along with the cross-complainants' sole remaining fraud claim. The remaining cross-defendants deny cross-complainants' allegations and intend to vigorously defend against the amended cross-complaint. On March 24, 2006, cross-defendants filed a motion seeking the dismissal of cross-complainants’ claim for breach of fiduciary duty, and on June 21, 2006, the Court dismissed this claim.

Sweet/Cole litigation

On May 11, 2006, Sweet commenced a related lawsuit in the Superior Court of California, Los Angeles County, against Mr. Cole and Iconix’s independent public accountants. In this lawsuit, Sweet alleges that Mr. Cole and Iconix’s accountants induced the breach of and/or interfered with the Unzipped management agreement, Iconix’s 8% note to Sweet and an engagement agreement entered into between Sweet, on behalf of Unzipped, and Iconix’s accountants whereby they agreed to audit Unzipped’s financial performance for the year ended January 31, 2004. Sweet alleges that Mr. Cole caused the accountants to inaccurately certify the value of Unzipped’s inventory and thereby improperly enabled Iconix to avoid payments required under the 8% note. Mr. Cole intends to seek dismissal of each of the claims asserted against him.

Bader/Unzipped litigation

On November 5, 2004, Unzipped commenced a lawsuit in the Supreme Court of New York, New York County, against Unzipped's former president of sales, Gary Bader, alleging that Mr. Bader breached certain fiduciary duties owed to Unzipped as its president of sales, unfairly competed with Unzipped and tortiously interfered with Unzipped's contractual relationships with its employees. On October 5, 2005, Unzipped amended its complaint to assert identical claims against Bader's company, Sportswear Mercenaries, Ltd. On October 14, 2005, Bader and Sportswear Mercenaries filed an answer containing counterclaims to Unzipped's amended complaint, and a third-party complaint against Iconix and Mr. Cole, seeking unspecified damages in excess of $4 million. On December 2, 2005, Iconix, together with Unzipped and Mr. Cole, filed motions seeking the dismissal of the majority of the claims asserted against them by Bader and Sportswear Mercenaries. By order dated June 9, 2006, the Court granted these motions in their entirety, thereby dismissing Iconix and Mr. Cole from this litigation. Unzipped denies the one remaining claim asserted against it, a claim that it failed to pay Bader and Sportswear Mercenaries $72,000 in commissions and bonuses, and intends to vigorously defend against such claim.

Redwood Shoe litigation

In January 2002, Redwood Shoe Corporation, or Redwood, one of Iconix’s former buying agents of footwear, filed a complaint in the U.S. District Court for the Southern District of New York, alleging that Iconix breached various contractual obligations to Redwood and seeking to recover damages in excess of $20 million plus its litigation costs. Iconix filed a motion to dismiss certain counts of the complaint based upon Redwood's failure to state a claim, in response to which Redwood has filed an amended complaint. Iconix also moved to dismiss certain parts of the amended complaint. The magistrate assigned to the matter granted, in part, Iconix’s motion to dismiss. By Order dated November 28, 2005, the District Court adopted the Magistrate's ruling in its entirety, thereby accepting Iconix’s position that it never agreed to purchase a minimum quantity of footwear from Redwood and dismissing approximately $20 million of Redwood's asserted claims. On December 14, 2005, Iconix filed an answer asserting 13 counterclaims against Redwood and Redwood's affiliate, Mark Tucker, Inc., or MTI. On the same date, Iconix filed a motion to have MTI joined with Redwood as a defendant in the action, and that motion was granted by the District Court. MTI filed a motion seeking to have all of the counterclaims asserted against it dismissed. Redwood has filed a motion seeking the dismissal of certain of these counterclaims. These motions are pending before the District Court.

Iconix intends to vigorously defend the lawsuit, and to vigorously prosecute the claims it has asserted against Redwood and MTI. At December 31, 2005 and December 31, 2004, the payable to Redwood totaled approximately $1.8 million which is subject to any claims, offsets or other deductions Iconix may assert against Redwood, and was reflected in Iconix’s consolidated financial statements under “Accounts payable, subject to litigation.”

Bongo Apparel, Inc. litigation

On or about June 12, 2006, one of Iconix’s licensees, Bongo Apparel, Inc., or BAI, filed a complaint in the Supreme Court of the State of New York, County of New York, against Iconix and its subsidiary, IP Holdings.   BAI alleges that defendants engaged in conduct that damaged the Bongo apparel brand and/or BAI’s relationships with its customers. BAI asserts various claims of breach of contract, breach of the covenant of good faith and fair dealing, fraudulent inducement and unfair competition, and seeks damages of at least $25 million and recovery of its litigation costs as well as seeking a declaratory judgment that Iconix and IP Holdings breached certain license agreements between the parties and that BAI is not in breach of those agreements.  Iconix and IP Holdings believe that, in addition to other defenses and counterclaims that they intend to assert, the claims in the lawsuit are the subject of a release and settlement agreement that was entered into by the parties in August 2005, and they intend to file a motion to dismiss the complaint based on the release, among other reasons. Iconix is in the process of transitioning the Bongo jeanswear license to another licensee.

Other

From time to time, Iconix is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, Iconix believes that the final outcome of any of these routine matters will not have a material effect on its financial position or future liquidity. Except as set forth herein, Iconix knows of no material legal proceedings, pending or threatened, or judgments entered, against any of its directors or officers in their capacity as such.

Pre-Merger Principal Stockholders of Iconix

The following table presents information regarding the beneficial ownership of Iconix common stock as of September 7, 2006, by each of the following persons, based on information obtained from such persons:

•	each of the current directors of Iconix;

•	each of the executive officers of Iconix designated as “Named Persons” in Item 11 of Iconix’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	all of the current executive officers and directors of Iconix, as a group; and

•	each person known by Iconix to beneficially hold five percent or more of the outstanding common stock of Iconix.

The beneficial ownership of each listed person is determined under the rules of the SEC and includes shares of Iconix common stock for which such person has voting or investment power and shares of Iconix common stock which such person has the right to acquire under existing stock options, warrants or convertible securities within 60 days of September 7, 2006. The same securities may be beneficially owned by more than one person.

Unless otherwise indicated below, the address for each listed director and officer of Iconix is c/o Iconix Brand Group, Inc. at 1450 Broadway, New York, New York 10018. Except as indicated by footnote, to Iconix’s knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. In calculating the percentage ownership for each listed person, the number of shares of stock owned by such person includes the shares issuable within 60 days of September 7, 2006 under options, warrants and convertible securities held by such person, but excludes shares underlying options, warrants and convertible securities held by any other person. Percentage ownership is based on 40,479,596 shares of Iconix common stock outstanding as of September 7, 2006:

Name and address of beneficial owner	Number of shares of Iconix common stock beneficially owned pre-merger	Percentage of Iconix common stock beneficially owned pre-merger
Neil Cole	4,321,075 (1)	9.7%
David Conn	425,000 (2)	1.0%
Warren Clamen	250,000 (2)	*
Deborah Sorell Stehr	300,000 (3)	*
William Sweedler	1,300,679 (4)	3.2%
Claudio Trust dated February 2, 1990 PO Box 11360 Jackson, WY 83002	2,381,737 (5)	5.9%
Drew Cohen	116,702 (6)	*
Barry Emanuel	426,673 (7)	1.0%
Michael Groveman	116,702 (6)	*
Steven Mendelow	380,988 (8)	*
Mudd (USA) LLC	3,269,231 (9)	8.1%
All directors and executive officers as a group (9 persons)	6,497,140 (10)	14.0%

*	Less than 1%

(1)
Includes 3,885,875 shares of common stock issuable upon exercise of options and 20,000 shares of common stock owned by Mr. Cole’s children. Does not include shares held in Mr. Cole’s account under Iconix’s 401(k) savings plan over which he has no current voting or investment power.

(2)	Represents shares of common stock issuable upon exercise of options.

(3)
Represents shares of common stock issuable upon exercise of options. Does not include shares held in Ms. Sorell Stehr’s account under Iconix’s 401(k) savings plan over which she has no current voting or investment power.

(4)
Includes 225,000 shares of common stock issuable upon exercise of options. Also includes 12,000 shares of common stock held by a charitable foundation as to which shares Mr. Sweedler has voting rights but no pecuniary interest.

(5)	Michael Caruso serves as the trustee of this trust and exercises voting and investment control over its securities.

(6)	Includes 110,000 shares of common stock issuable upon exercise of options.

(7)	Includes 405,250 shares of common stock issuable upon exercise of options.

(8)
Includes 295,250 shares of common stock issuable upon exercise of options and 60,750 shares of common stock owned by C&P Associates, with which Mr. Mendelow and his wife are affiliated and over whose securities they exercise shared voting and investment control.

(9)
Represents shares of common stock held by Mudd (USA) LLC, the seller in connection with Iconix’s April 2006 acquisition of the Mudd brand, of which Mr. Wing Kwok, Chairman, Mr. Conrad Lung, President, and Mr. Richard Gilbert, Chief Financial Officer, have voting and/or investment control over the securities. Includes 358,526 shares pledged as collateral to support certain of Mudd (USA) LLC’s post-closing obligations to Iconix in connection with the acquisition, of which, commencing July 1, 2006, and each quarter thereafter while any such shares remain pledged, a portion of the pledged shares, equal in value to up to $1.0 million, are to be released. The address of Mudd (USA) LLC is 1407 Broadway, 29th Floor, New York, NY 10018.

(10)	Includes 5,921,375 shares of common stock issuable upon exercise of options.

Post-Merger Principal Stockholders of Iconix (Pro Forma)

The following table presents pro forma information with respect to the beneficial ownership of Iconix’s post-merger common stock immediately following the completion of the merger, by each of the following persons, based on information obtained from such persons:

•	each of the current directors of Iconix;

•	each of the executive officers of Iconix designated as “Named Persons” in Item 11 of Iconix’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	all of the current executive officers and directors of Iconix, as a group; and

•
each person known by Iconix to beneficially hold five percent or more of the outstanding common stock of Iconix on September 7, 2006 or expected by Iconix to beneficially hold five percent or more of the outstanding common stock of Iconix following the closing of the merger.

The beneficial ownership of each listed person is determined under the rules of the SEC and includes shares of Iconix common stock for which such person will have voting or investment power (assuming it remains the same as it was as of September 7, 2006) and shares of Iconix common stock which such person will have the right to acquire under stock options, warrants or convertible securities within 60 days of the record date. The same securities may be beneficially owned by more than one person.

In calculating the percentage ownership for each listed person, the number of shares of post-merger Iconix common stock that will be owned by such person includes the shares issuable within 60 days of September 7, 2006 upon exercise or conversion of post-merger options, warrants and convertible securities of Iconix that will be owned by such person, but excludes shares underlying any such options, warrants and convertible securities held by any other person. Percentage ownership is based on a total of 42,793,148 shares of post-merger Iconix common stock outstanding. Iconix has assumed for purposes of this table that:

•	the beneficial ownership of shares of Iconix and Mossimo common stock immediately prior to the merger is the same as that on September 7, 2006;

•	all of Mossimo’s stock options will be cancelled in accordance with the terms of the merger agreement, prior to the merger;

•	no Mossimo stockholder will exercise dissenters’ rights in connection with the merger; and

•	a total of 3,608,433 shares of Iconix common stock will be issued in the merger as of its closing.

The calculations do not include the shares, if any, of Iconix common stock which may be issued following the first anniversary of the merger pursuant to the non-transferable contingent share rights.

Name and address of beneficial owner	Pro Forma Number of shares of Iconix common stock beneficially owned post-merger	Percentage of Iconix common stock beneficially owned post-merger
Neil Cole	4,321,075 (1)	9.3%
David Conn	425,000 (2)	*
Warren Clamen	250,000 (2)	*
Deborah Sorell Stehr	300,000 (3)	*
William Sweedler	1,300,679 (4)	3.0%
Claudio Trust dated February 2, 1990 PO Box 11360 Jackson, WY 83002	2,381,737 (5)	5.6%
Drew Cohen	116,702 (6)	*
Barry Emanuel	426,673 (7)	*
Michael Groveman	116,702 (6)	*
Steven Mendelow	380,988 (8)	*
Mudd (USA) LLC	3,269,231 (9)	7.6%
Mossimo G. Giannulli 2016 Broadway Boulevard Santa Monica, CA 90404	2,333,101 (10)	5.4%
All directors and executive officers as a group (9 persons)	6,497,140 (11)	13.3%

*	Less than 1%

(1)
Includes 3,885,875 shares of common stock issuable upon exercise of options and 20,000 shares of common stock owned by Mr. Cole’s children. Does not include shares held in Mr. Cole’s account under Iconix’s 401(k) savings plan over which he has no current voting or investment power.

(2)	Represents shares of common stock issuable upon exercise of options.

(3)
Represents shares of common stock issuable upon exercise of options. Does not include shares held in Ms. Sorell Stehr’s account under Iconix’s 401(k) savings plan over which she has no current voting or investment power.

(4)
Includes 225, 000 shares of common stock issuable upon exercise of options. Also includes 12,000 shares of common stock held by a charitable foundation as to which shares Mr. Sweedler has voting rights but no pecuniary interest.

(5)	Michael Caruso serves as the trustee of this trust and exercises voting and investment control over its securities.

(6)	Includes 110,000 shares of common stock issuable upon exercise of options.

(7)	Includes 405,250 shares of common stock issuable upon exercise of options.

(8)
Includes 295,250 shares of common stock issuable upon exercise of options and 60,750 shares of common stock owned by C&P Associates, with which Mr. Mendelow and his wife are affiliated and over whose securities they exercise shared voting and investment control.

(9)
Represents shares of common stock held by Mudd (USA) LLC, the seller in connection with Iconix’s April 2006 acquisition of the Mudd brand, of which Mr. Wing Kwok, Chairman, Mr. Conrad Lung, President, and Mr. Richard Gilbert, Chief Financial Officer, have  voting and/or investment control over the securities. Includes 358,526 shares pledged as collateral to support certain of Mudd (USA) LLC’s post-closing obligations to Iconix in connection with the acquisition, of which, commencing July 1, 2006, and each quarter thereafter while any such shares remain pledged, a portion of the pledged shares, equal in value to up to $1.0 million, are to be released. The address of Mudd (USA) LLC is 1407 Broadway, 29th Floor, New York, NY 10018.

(10)	Represents estimated number of shares of Iconix common stock to be received by Mr. Giannulli upon the closing of the merger.

(11)	Includes 5,921,375 shares of common stock issuable upon exercise of options.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

Each of Mossimo and Iconix is incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the Delaware General Corporation Law, or the DGCL. Upon completion of the merger, stockholders of Mossimo will become stockholders of Iconix. Accordingly, upon completion of the merger, the rights of Mossimo stockholders who become stockholders of Iconix in the merger will be governed by the DGCL, the amended and restated certificate of incorporation of Iconix, as amended, and the amended and restated bylaws of Iconix.

The following is a summary of certain material differences between the current rights of Iconix stockholders and the current rights of Mossimo stockholders. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Iconix and Mossimo stockholders and it is qualified in its entirety by reference to the DGCL and the various documents of Iconix and Mossimo to which we refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which we refer in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Iconix and being a stockholder of Mossimo. Iconix and Mossimo have filed with the SEC their respective documents referenced in the summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” on page 112.

	Iconix	Mossimo
Authorized Capital Stock
The authorized capital stock of Iconix consists of (i) seventy-five million (75,000,000) shares of common stock, par value $.001 per share, and (ii) five million (5,000,000) shares of preferred stock, par value $.01 per share. Iconix has a stockholder rights plan in respect of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), none of which are currently outstanding.

The authorized capital stock of Mossimo consists of (i) 30,000,000 shares of common stock, par value $0.001 per share and (ii) 3,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock are outstanding.

Number of Directors
Iconix’s bylaws provide that the number will be not less than one. The exact number of directors constituting the entire board will be fixed from time to time by Iconix’s board of directors, or by the stockholders. Iconix’s board of directors currently consists of 6 directors.

Mossimo’s bylaws provide that the number of directors will be not less than 2 nor more than 5. The exact number of directors constituting the entire board will be fixed from time to time by Mossimo’s board of directors. Mossimo’s board of directors currently consists of 5 directors.

Cumulative Voting
Iconix’s certificate of incorporation does not provide for cumulative voting and, accordingly, holders of Iconix common stock do not have cumulative voting rights in connection with the election of directors.

Mossimo’s certificate of incorporation does not provide for cumulative voting, and accordingly, holders of Mossimo common stock do not have cumulative voting rights in connection with the election of directors.

Classification of Board of Directors	Iconix’s board of directors is not classified.
Mossimo’s certificate of incorporation classifies the board of directors into three separate classes, with each class to consist, as nearly as possible, of one third of the total number of directors, with classes serving staggered three-year terms.

Removal of Directors
Iconix’s bylaws provide that any director may be removed with or without cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors.

Section 141(k)(1) of the DGCL provides that, unless a corporation’s certificate of incorporation provides otherwise, directors of a corporation with a classified board of directors may only be removed for cause. Mossimo’s certificate of incorporation does not provide otherwise. Mossimo’s bylaws provide that any director may be removed with cause, but only by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors.

Iconix	Mossimo
Vacancies on the Board of Directors
Iconix’s bylaws provide that any vacancy on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Mossimo’s certificate of incorporation provides that any vacancy on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

Stockholder Action by Written Consent
Iconix’s bylaws require the written consent of the holders of at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted in order to take action by written consent in lieu of an action required to be taken or which may be taken at any annual or special meeting of stockholders.

Mossimo’s certificate of incorporation requires the written consent of the holders of at least two-thirds of the outstanding shares of Mossimo capital stock entitled to vote in order to take action by written consent in lieu of an action required to be taken or which may be taken at any annual or special meeting of stockholders.

Amendment to Certificate of Incorporation
Iconix’s certificate of incorporation may not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock or adversely affect such stockholders without the affirmative vote of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class. Iconix may repeal, alter, amend or rescind any other provision of the certificate of incorporation in the manner prescribed by the DGCL. Under the DGCL, Iconix’s certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and the holders of at least a majority of the outstanding stock entitled to vote thereon.

Articles VII, VIII, X and XI, and the second paragraph of Article V, of Mossimo’s certificate of incorporation may not be amended or repealed except by the affirmative vote of two-thirds of the outstanding stock of Mossimo entitled to vote thereon. Mossimo may repeal, alter, amend or rescind any other provision of the certificate of incorporation in the manner prescribed by the DGCL. Under the DGCL, Mossimo’s certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and the holders of at least a majority of the outstanding stock entitled to vote thereon.

Amendment of Bylaws
Iconix’s bylaws provide that the board of directors or the stockholders may adopt, repeal, alter, amend or rescind the bylaws. Iconix’s certificate of incorporation provides that the board may alter or amend the bylaws.

Mossimo’s certificate of incorporation provides that the board of directors may adopt, repeal, alter, amend or rescind the bylaws, and that the stockholders may also take such actions by the affirmative vote of holders of not less than two-thirds of the outstanding stock entitled to vote thereon.

Special Meeting of Stockholders	Iconix’s bylaws provide that special meetings of the stockholders may be called by the board of directors or by any officer instructed by the board to call a meeting.
Mossimo’s bylaws provide that special meetings of the stockholders may be called only by the board of directors, the chairman of the board, the chief executive officer, the president, or, upon the written request of a stockholder or stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at the meeting, by the secretary.

Iconix	Mossimo
Quorum	Iconix’s bylaws provide that the holders of one third of the stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.	Mossimo’s bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Notice of Stockholder Meetings
Iconix’s bylaws provide that written notice of an annual meeting or special meeting stating the place, date, hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders can be examined, will be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting, and in the case of a special meeting, will state the purpose for which the meeting is called.

Mossimo’s bylaws provide that written notice of an annual meeting or special meeting stating the place, date and hour of the meeting will be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting, and, in the case of a special meeting, will state the purpose for which the meeting is called.

Delivery and Notice Requirements of Stockholder Nominations and Proposals
Iconix’s bylaws provide that, to be properly brought before a meeting of stockholders, business must be either:

• specified in the notice of meeting;

•  brought by or at the direction of the board; or

• otherwise properly brought before the meeting by a stockholder.

To be timely, a stockholder’s notice of business to be conducted at the meeting or a director nomination must be delivered to or mailed and received by Iconix’s Secretary at the principal executive offices of Iconix:

• not less than 50 nor more than 75 days prior to the meeting; or

•  if less than 65 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, no later than the close of business on the 10th day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made.

A stockholder’s written notice of business to be conducted at a stockholders meeting must set forth:

• the name and record address of the stockholder;

• the class and number of shares of Iconix capital stock which are beneficially owned by the stockholder as of the record date;

•  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the meeting; and

•   all information that would be required to be included in the proxy statement filed with the SEC, if such stockholder was a participant in the solicitation subject to the Section 14 of the Exchange Act.

Mossimo’s bylaws provide that, to be properly brought before a meeting of stockholders, business must be either:

• specified in the notice of meeting; or

• otherwise properly brought before the meeting by a stockholder.

Mossimo’s bylaws also provide that nominations of persons for election to the board of directors at a meeting may be made at the meeting by or at the direction of the board of directors or by any stockholder of Mossimo entitled to vote for the election of directors at the meeting who provides timely notice to Mossimo in compliance with the notice procedures summarized below.

To be timely, a stockholder’s notice of business to be conducted at the meeting or director nomination must be delivered to or mailed and received at the principal executive offices of Mossimo:

•   not less than 60 nor more than 90 days prior to the meeting; or

•   if less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, no later than the close of business on the 10th day following the day on which the notice of the date of the annual meeting was mailed or the public disclosure was made.

A stockholder’s written notice of business to be conducted at a stockholders meeting must set forth:

•   the name and record address of the stockholder;

•   the class, series and number of shares of Mossimo capital stock which are beneficially owned by the stockholder;

•  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business; and

•  any material interest of the stockholder in the business.

Iconix	Mossimo

A stockholder’s written notice of a director nomination must set forth:

•  the name and record address of the stockholder giving the notice;

•  the class and number of shares of Iconix’s capital stock which are beneficially owned by the stockholder giving the notice as of the record date;

•   sufficient information for the Nominating/ Governance Committee to assess the suitability of the candidate, including the candidate’s qualifications, name, age, business address and residence address;

•   information regarding the recommended candidate relevant to a determination of whether the recommended candidate would be barred from being considered independent under NASD Marketplace Rule 4200, or, alternatively, a statement that the recommended candidate would not be so barred;

• a representation that the stockholder making the nomination is a holder of record of capital stock of Iconix entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons nominated;

• a description of all arrangements and understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination was made by the stockholder;

• such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated by the board of directors; and

•  the consent of each nominee to serve as a director of Iconix if so elected.

If the facts warrant, the Chairman of the meeting will determine and declare that business was not properly brought in accordance with the procedures summarized above. If the Chairman makes this determination, any business or nomination declared by the Chairman not to be properly brought will not be transacted or will be disregarded, as the case may be.

A stockholder’s written notice of a director nomination must set forth:

•  the name and record address of the stockholder giving the notice;

•  the class and number of shares of Mossimo capital stock which are beneficially owned by the stockholder giving the notice;

•   the name, age, business address and residence address of any director nominee;

•   the principal occupation or employment of any director nominee;

•   the class and number of shares of Mossimo capital stock which are beneficially owned by the director nominee; and

•   any other information relating to the director nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the SEC under Section 14 of the Exchange Act.

If the facts warrant, the presiding officer at the meeting will determine and declare that business was not properly brought, or that a director nomination was not made in accordance with the procedures summarized above. If the presiding officer makes this determination, any business or nomination declared by the presiding officer not to be properly brought will not be transacted or will be disregarded, as the case may be.

Iconix	Mossimo
Proxy
Iconix’s bylaws provide that each stockholder entitled to vote at a meeting of stockholders may authorize another person(s) to act for him by written proxy, but that no proxy shall be voted or acted upon after 3 years from its date unless the proxy provides for a longer period.

Mossimo’s bylaws provide that each stockholder entitled to vote at a meeting of stockholders may authorize another person(s) to act for him by written proxy, but that no proxy shall be voted or acted upon after 3 years from its date unless the proxy provides for a longer period.

Iconix	Mossimo
Preemptive Rights	Iconix’s certificate of incorporation does not grant any preemptive rights.	Mossimo’s certificate of incorporation does not grant any preemptive rights.

Dividends	Iconix’s certificate of incorporation provides that after any preferential dividends on preferred stock is paid, the directors may declare and pay dividends upon the Iconix common stock.
Mossimo’s bylaws provide that the directors may declare and pay dividends upon the Mossimo capital stock, subject to (i) the DGCL or (ii) the certificate of incorporation. Dividends may be paid in cash, property or in shares of Mossimo capital stock.

Limitation of Personal Liability of Directors
Iconix’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to Iconix or its stockholders for monetary damages for any breach of fiduciary duty as a director.

Mossimo’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to Mossimo or its stockholders for monetary damages for any breach of fiduciary duty as a director.

Indemnification of Officers and Directors
Iconix’s bylaws provide that for actions by a person other than by or in the right of Iconix:

•  Iconix will indemnify any person who was or is a party or is threatened to be made a party to any action, suit, claim or proceeding, whether civil or criminal, whether formal or informal, including any action by or in the right of Iconix, by reason of the fact that the person is or was a director or officer of Iconix or any other enterprise, including appeals therein, or is or was serving at the request of Iconix as a director, officer or in any other capacity of any other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys’ fees, actually and reasonably incurred by the person in connection with the action, suit, claim or proceeding. If a judgment or other final adjudication adverse to such indemnitee establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person gained in fact a financial profit or other advantage to which he or she was not legally entitled, no indemnification shall be made. The board must authorize any action, suit, claim or proceeding in order for indemnification to be required.

•  Employees are not entitled to indemnification unless provided by the board. Iconix is not required to provide indemnification to an employee unless such services were rendered at the request of the board.

Mossimo’s bylaws provide that for actions by a person other than by or in the right of Mossimo:

• Mossimo will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of Mossimo, by reason of the fact that the person is or was a director, officer, employee or agent of Mossimo, or is or was serving at the request of Mossimo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Mossimo, and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful; and

•   the termination of any action, suit or proceeding, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of Mossimo, or, with respect to any criminal action or proceeding, had reasonable cause to believe his or her conduct was unlawful.

Iconix	Mossimo

Iconix’s bylaws also provide that in making the determination as to whether a person is entitled to indemnification, it is presumed that such person is entitled to indemnification, and Iconix has the burden of proving otherwise.

Under Iconix’s bylaws, the indemnification and advancement of expenses provided by Iconix’s bylaws:

•   will not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses may be entitled under any statute, corporate charter, bylaw, resolution or shareholders or directors agreement; and

•   will be deemed to constitute contractual obligations of Iconix, and will continue to exist after the repeal or modification of the section in the bylaws.

For actions by a person by or in the right of Mossimo, Mossimo’s bylaws provide that:

•  Mossimo will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Mossimo to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of Mossimo, or is or was serving at the request of Mossimo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of Mossimo; and

•   no indemnification will be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to Mossimo unless and only to the extent that the Court of Chancery in Delaware or the court in which the action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses.

Mossimo’s bylaws also provide that:

•    any indemnification, unless ordered by a court, will be made by Mossimo only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct. To the extent that a director, officer, employee or agent of Mossimo has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter in the action, suit or proceeding, the person will be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the action, suit or proceeding, without the necessity of authorization in the specific case; and

Iconix	Mossimo

•   expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by Mossimo in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it will ultimately be determined that he or she is not entitled to be indemnified by Mossimo as authorized by Mossimo’s bylaws.

Under Mossimo’s bylaws, the indemnification and advancement of expenses provided by Mossimo’s bylaws will not be deemed:

•   exclusive of any other rights to which any person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction of any court of competent jurisdiction or otherwise, both as to action in the person’s official capacity and as to action in another capacity while holding such office, it being the policy of Mossimo that indemnification of, and advancement of expenses to, the persons specified in Mossimo’s bylaws will be made to the fullest extent permitted by law; or

•   to preclude the indemnification of, and advancement of expenses to, any person who is not specified in the certificate of incorporation, but whom Mossimo has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

Mossimo’s bylaws further provide that Mossimo may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Mossimo, or is or was serving at the request of Mossimo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status, whether or not Mossimo would have the power or the obligation to indemnify the person.

Iconix	Mossimo
Dissenters’ Rights
The Iconix stockholders are not entitled to appraisal or dissenters rights under Section 262 of the DGCL in connection with the merger because Iconix is not a constituent corporation in the merger. See “The Merger - Appraisal Rights” on page 51.

The DGCL provides that a holder of shares of any class or series has the right, in certain circumstances, to demand an appraisal of the fair value of the shares.

Dissenters’ rights are available to stockholders of Mossimo with respect to the proposed merger. See “The Merger —Appraisal Rights” on page 51.

Iconix	Mossimo
Certain Business Combination Restrictions
Section 203 of the DGCL protects publicly-traded Delaware corporations, such as Iconix, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

A corporation may elect not to be governed by Section 203 of the Delaware General Corporation Law. Neither the Iconix certificate of incorporation nor the Iconix bylaws contains the election not to be governed by Section 203 of the Delaware General Corporation Law. Therefore, Iconix is governed by Section 203 of the DGCL. This provision does not apply to Iconix in the merger.

Section 203 of the DGCL protects publicly-traded Delaware corporations, such as Mossimo, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither Mossimo’s certificate of incorporation nor its bylaws contain this election. Therefore, Mossimo is governed by Section 203 of the DGCL. However, Mossimo’s board of directors has expressly approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. As such, the restrictions on business combinations set forth in Section 203 of the DGCL do not apply to the merger agreement or the transactions contemplated by the merger agreement, including the merger.

Rights Plan
Each share of Iconix common stock that is issued in connection with the merger has and will have a right attached to it that becomes exercisable subject to the terms set forth in a rights agreement between Iconix and its rights agent. The rights have certain anti-takeover effects and may be exchanged and redeemed upon certain events.
Mossimo does not have an anti-takeover rights plan.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Condensed Financial Statements

Introduction

As previously reported on Form 8-K filed with the SEC on April 6, 2006, Iconix, Moss Acquisition Corp., Mossimo and Mr. Giannulli, the founder, majority stockholder and Co-Chief Executive Officer of Mossimo, have entered into an Agreement and Plan of Merger, dated as of March 31, 2006. The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, Mossimo will merge with and into Moss Acquisition Corp., with Moss Acquisition Corp. continuing as the surviving corporation and a wholly-owned subsidiary of Iconix.

Upon completion of the merger, Iconix will acquire all of the outstanding shares of Mossimo for a combination of cash and common stock of Iconix with a value (as of the signing of the merger agreement) of $7.50 per share of Mossimo common stock (which the merger agreement refers to as the initial merger consideration). In addition, if Iconix common stock does not close at or above $18.71 for at least twenty consecutive trading days during the 12 months following the merger, the recipients of the initial merger consideration (who will then be former holders of Mossimo common stock) will receive additional shares of Iconix common stock, referred to as the additional merger consideration, evidenced by non-transferable contingent share rights.

At the effective time of the merger (which the merger agreement refers to as the effective time), each outstanding share of Mossimo will be entitled to receive the initial merger consideration, consisting of: (a) 0.2271139 shares of Iconix common stock (an aggregate of 3,608,433 shares, based on an Iconix stock price of $14.31 and excluding any shares which may be issued under the non-transferable contingent share rights), and (b) $4.25 in cash, subject to adjustment if Mossimo has a cash balance of less than $17,000,000 (as adjusted pursuant to the merger agreement) for each share of Mossimo common stock outstanding prior to the effective time. The additional merger consideration will become payable if Iconix common stock does not close at or above $18.71 during each day of at least one twenty (20) consecutive trading day period during the twelve-month period following the effective date (which the merger agreement refers to as the measurement period). If the additional merger consideration becomes payable, Iconix will issue to each former holder of Mossimo common stock entitled to merger consideration a number of additional shares of Iconix common stock determined by dividing: (i) the product of (A) the number of shares of Iconix common stock issued to such holder as initial merger consideration, multiplied by (B) the difference between (x) $18.71 and (y) the greater of (I)  the highest twenty consecutive trading day average closing sale price during the measurement period and (II) the average closing sale price of Iconix common stock as reported on the NASDAQ Global Market for the three (3) business days prior to the effective date (which the merger agreement refers to as the Iconix average closing price) (the higher stock price in this clause (y) is referred to as the actual price), by (ii) the actual price. The number of shares of Iconix common stock issuable as initial and/or additional merger consideration is subject to limitation as set forth in the merger agreement.

Both the number of shares and the cash amount included in the merger consideration can be adjusted under the merger agreement. If the average closing price of Iconix common stock for the three trading days prior to the closing of the merger equals or exceeds $22.80 per share, as determined by a formula set forth in Section 1.3(d) of the merger agreement, the aggregate value of the initial merger consideration will be capped at approximately $150,000,000. Iconix may also elect to pay any portion of initial merger consideration in excess of an aggregate of $135,147,866 in either cash or Iconix common stock. In no event may the cash portion of the merger consideration exceed 60% of the total merger consideration.

Subject to the merger occurring, each unexpired and unexercised option to purchase Mossimo stock, whether vested or unvested, to purchase shares of the Mossimo common stock, without regard to whether such option is then exercisable, will be cancelled. Each former holder of any cancelled Mossimo option shall be entitled to receive, in consideration of the cancellation, a payment in cash (subject to any applicable tax withholding) equal to the excess, if any, of $7.50 (subject to the per-share amount of any reduction in cash consideration) over the per-share exercise price of the Mossimo common stock previously subject to such option. If the additional merger consideration becomes payable pursuant to the merger agreement, each holder of a Mossimo option cancelled pursuant to the merger agreement who was entitled to a payment therefor will receive a cash payment equal to the per-share cash value of the additional merger consideration he or she would have received if he or she had exercised the option prior to the effective time, less any applicable tax withholding.

In connection with the merger agreement, Iconix has obtained a commitment letter from Merrill Lynch Mortgage Capital Inc. pursuant to which Merrill Lynch Mortgage Capital Inc. has agreed to provide, subject to the satisfaction of certain conditions, a two-year loan in an aggregate amount of up to $90 million to fund, together with the existing cash resources of Iconix and Mossimo, the cash portion of the merger consideration to be paid at closing, to provide for a $33 million payment to Cherokee, Inc. pursuant to an agreement described elsewhere herein (see below) and to pay costs and expenses relating to the merger.

The commitment letter contemplates a $90 million loan to a new Iconix subsidiary, the activities of which will be limited to acquiring intellectual property assets, exploiting and maintaining such assets and borrowing funds in connection with those activities. The loan would be secured by the Mossimo trademarks and related licensing rights and other related intellectual property rights and licensing agreements and related proceeds. It is expected that the interest rate under the loan would be equal to the three month LIBOR plus 5.125% per annum.

On April 17, 2006, Mossimo received an unsolicited proposal from Cherokee, Inc. to acquire all of the outstanding shares of Mossimo. Cherokee and Iconix subsequently entered into a termination and settlement agreement pursuant to which Cherokee agreed to withdraw its proposal (and not to reinstate or make any new offer) to acquire all or substantially all of the capital stock of Mossimo and to terminate, simultaneously with the merger, the finders agreement between Mossimo and Cherokee in respect of Mossimo’s royalties from Target in exchange for Iconix’s agreement to pay Cherokee $33,000,000 upon the closing of the merger.

Iconix has tentatively allocated $8.1 million toward the termination of the finder’s fee agreement and the remaining $24.9 million was allocated to the settlement agreement pursuant to which Cherokee agreed to withdraw its proposal.

As previously reported on Form 8-K filed with the SEC on April 17, 2006, on April 11, 2006, Iconix completed its acquisition of certain assets of Mudd (USA) LLC related to the seller’s business of marketing, licensing and managing the seller’s MUDD® brands, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan. Iconix paid the following consideration for the such assets: (i) $45 million in cash, which was funded from a portion of the proceeds of the notes issued by IP Holdings LLC (a special purpose entity in which Iconix owns directly a 53.5% limited liability company interest and owns indirectly through subsidiaries the remaining limited liability company interest), and (ii) the issuance to the seller of 3,269,231 restricted shares of Iconix common stock, $0.001 par value per share. In connection with the transaction, Iconix simultaneously sold the assets to IP Holdings. On the closing date, IP Holdings entered into a license agreement with Mudd  (USA) LLC in which it granted Mudd (USA) LLC the exclusive right to use the MUDD® trademark in connection with the design, manufacture, sale and distribution of women’s and children’s woven bottoms and related products in the United States. Mudd (USA) LLC has guaranteed for two years minimum licensing revenues from the purchased assets and royalties under the license agreement. The guarantee and certain obligations to Iconix under the purchase agreement are secured by the pledge by Mudd (USA) LLC of a portion of the cash and shares.

The financing for the purchase of the purchased assets by IP Holdings from Iconix was accomplished through the private placement by IP Holdings of asset-backed notes. The issuance of the notes raised $49 million in new financing for IP Holdings (before giving effect to the payment of expenses in connection with the issuance of the notes and required deposits to reserve funds), and approximately $87 million principal amount of the notes was refinanced for notes previously issued by IP Holdings. The notes are secured by the purchased assets, as well as by other intellectual property assets owned by IP Holdings. The payment of the principal of and interest on the notes will be made from amounts received by IP Holdings under license agreements with various licensees of the purchased assets and IP Holdings’ other intellectual property assets. Iconix is not obligated, and Iconix’s assets are not available, to pay any amounts with respect to the notes if amounts received under such license agreements are insufficient to make such payments. IP Holdings’ assets are not available to pay any obligations of Iconix.

The following unaudited pro forma condensed combined financial statements give effect to (a) the proposed merger of Iconix with Mossimo and (b) three recently completed acquisitions by Iconix including: (i) the purchase of certain Mudd assets in April 2006, (ii) the Rampage brand acquisition in September 2005 and (iii) the Joe Boxer brand acquisition in July 2005, under the purchase method of accounting. These unaudited pro forma condensed combined statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The unaudited pro forma condensed combined financial statements do not purport to represent what the results of operations of Iconix would actually have been if the merger and acquisitions had actually occurred at the beginning of the periods presented, nor do they purport to project the results of operations of Iconix for any future period.

Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values, useful lives and amortization of certain assets acquired are based on a preliminary valuation and are subject to final valuation adjustments. The Mossimo, Mudd, Joe Boxer and Rampage trademarks have been determined to have an indefinite useful life, and accordingly, consistent with Statement of Financial Accounting Standards No. 142, no amortization will be recorded in Iconix’s consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, with any related impairment charge recorded to the statement of operations at the time of determining such impairment.

The unaudited pro forma condensed combined balance sheet as of June 30, 2006 assumes that the Mossimo merger had occurred on that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 were prepared by combining Iconix’s historical statement of operations for the year ended December 31, 2005 with the Mossimo statements of operations for the year ended December 31, 2005, the Mudd statement statements of revenues and direct operating expenses of the assets sold for the year ended March 31, 2006 and the Joe Boxer and Rampage results of operations prior to the dates of the related acquisitions, giving effect to the merger and each of the acquisitions as though they had occurred at the beginning of the year (January 1, 2005).  The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2006 were prepared by combining Iconix's historical statement of operations for the six months ended June 30, 2006 with Mossimo's historical statements of operations for the six months ended June 30, 2006 and financial information from the Mudd statements of revenues and direct operating expenses of the assets sold for the three months ended March 31, 2006 (prior to the date of the related acquisition) giving effect to the merger and the Mudd acquisition as though they had occurred at the beginning of the period (January 1, 2006).

The consolidated historical financial information of Iconix is derived from the consolidated financial statements included in Iconix’s Form 10-K and Form 10-Q for the year ended December 31, 2005 and the six months ended June 30, 2006. The historical financial information of Mossimo is derived from its Form 10-K and Form 10-Q for the year ended December 31, 2005 and the six months ended June 30, 2006. The historical information of MUDD for the year ended March 31, 2006 is derived from the related audited financial information previously filed by Iconix on Form 8-K/A filed on June 27, 2006. The historical information for Mudd for the three months ended March 31, 2006 is derived from the financial information attached to this proxy statement/prospectus. The historical financial information of Joe Boxer is derived from its historical financial statements previously filed by Iconix on Form 8-K/A filed on October 14, 2005. The historical financial information of Rampage is derived from its historical financial statements previously filed by Iconix on Form 8-K/A filed on December 2, 2005.  In addition, the pro forma statements of operation include 21 days of historical operations from July 1, 2005 to July 21, 2005 for Joe Boxer and two and a half months of historical operations from July 1, 2005 to September 15, 2005 for Rampage.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2006
('000 omitted, except per share information)

	Iconix	Mossimo	Pro Forma Adjustments
	as of 6/30/06 Historical	as of 6/30/06 Historical	Note (a)	Notes (b)/(c)	Note (d)	Pro Forma Condensed Combined

Assets

Current assets
Cash (including restricted cash)	$13,592	$22,333	$(2,483)	$12,597	$(19,850)	$26,189
Marketable securities	911	-	-	(911)	-	-
Accounts receivable, net	8,246	6,042	(1,159)	4,883	(4,883)	13,129
Due from affiliate	219	-	-	2,000	-	2,219
Inventories	-	263	(263)	-	-	-
Deferred income taxes	6,978	3,702	-	-	(3,702)	6,978
Prepaid advertising and other	2,851	426	(3)	424	(423)	3,275
Total current assets	32,797	32,766	(3,908)	18,993	(28,858)	51,790

Property and equipment at cost:
Furniture, fixtures and equipment	2,585	2,373	(994)	1,379	(1,379)	3,964
Less: accumulated depreciation and amortization	(1,276)	(1,565)	419	(1,146)	1,146	(2,422)
	1,309	808	(575)	233	(233)	1,542
Other assets:
Restricted cash	8,546	-	-	-	-	8,546
Goodwill	42,528	-	-	50,905	-	93,433
Intangibles, net	229,758	84	(84)	144,500	-	374,258
Deferred financing costs, net	3,759	-	-	-	-	3,759
Deferred income taxes	15,302	1,581	-	5,283	(1,581)	20,585
Other	1,142	60	(13)	-	(47)	1,142
	301,035	1,725	(97)	200,688	(1,628)	501,723

Total assets	$335,141	$35,299	$(4,580)	$219,914	$(30,719)	$555,055

Iconix	Mossimo	Pro Forma Adjustments
as of 6/30/06 Historical	as of 6/30/06 Historical	Note (a)	Notes (b)/(c)	Note (d)	Pro Forma Condensed Combined
Liabilities and stockholders equity

Current liabilities:
Accounts payable and accrued expenses	$3,890	$5,675	$(377)	$12,404	$(5,298)	$16,294
Promissory note payable	750	-	-	-	-	750
Accounts payable, subject to litigation	4,886	-	-	-	-	4,886
Current portion of deferred revenue	2,645	-	-	-	-	2,645
Current portion of long term debt	32,469	-	-	18,500	-	50,969
Total current liabilities	44,640	5,675	(377)	30,904	(5,298)	75,544

Deferred rent	-	117	(97)	-	(20)	-
Deferred income taxes	6,640	-	-	48,300	-	54,940
Long term debt	111,238	-	-	71,500	-	182,738

Contingencies and commitments	-	-	-	-	-	-

Stockholders' equity:
Common stock, $.001 par value - shares authorized 75,000	39	15	-	-	(15)	39
Additional paid-in capital	192,698	41,316	(375)	69,376	(40,941)	262,074
Accumulated other comprehensive income	166	-	-	(166)	-	-
Accumulated earnings (deficit)	(19,613)	(11,824)	(3,731)	-	15,555	(19,613)
Treasury stock - 198 shares at cost	(667)	-	-	-	-	(667)
Total stockholders' equity	172,623	29,507	(4,106)	69,210	(25,401)	241,833

Total liabilities and stockholders' equity	$335,141	$35,299	$(4,580)	$219,914	$(30,719)	$555,055

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year ending December 31, 2005
('000 omitted, except per share information)

	Year Ended 12/31/2005 Iconix Historical	2005 Closed Acquisitions Historical Note (e)	2005 Closed Acquisitions Pro Forma Adjustments Note (f)	Year Ended 3/31/2006 Mudd Historical	Mudd Pro Forma Adjustment	Notes		Pro Forma Iconix	Year Ended 12/31/2005 Mossimo Historical	Pro Forma Note (l)	Pro Forma Adjustment	Notes		Total Pro Forma Condensed Combined	Notes
Net sales	$-	$-	$-	$-	$-			$-	$6,730	$(6,730)	$-			$-
Licensing income	30,156	14,890	-	10,994	8,000	(g	)	64,040	24,298	-	-			88,338
Net revenue	30,156	14,890	-	10,994	8,000			64,040	31,028	-	-			88,338
Cost of goods sold	-	-	-	-	-			-	3,993	(3,993)	-			-
Gross profit	30,156	14,890	-	10,994	8,000			64,040	27,035	(2,737)	-			88,338

Selling, general & administrative expenses	13,880	4,588	835	6,061	868	(h	)	26,232	20,294	(4,191)	1,810	(m	)	44,145
Special charges	1,466	-	-	-	-			1,466	212	-	-			1,678

Operating income (loss)	14,810	10,302	(835)	4,933	7,132			36,342	6,529	1,454	(1,810)			42,515

Net interest expense (income)	3,902	1,243	2,518	-	4,738	(i	)	12,401	(420)	-	9,277	(n	)	21,258

Income (loss) before income taxes	10,908	9,059	(3,353)	4,933	2,394			23,941	6,949	1,454	(11,087)			21,257

Provision (benefit) for income taxes	(5,035)	-	1,000	-	2,491	(j	)	(1,544)	2,248	-	(3,161)	(o	)	(2,457)

Net income (loss)	$15,943	$9,059	$(4,353)	$4,933	$(97)			$25,485	$4,701	$1,454	$(7,926)			$23,714

Earnings per share:
Basic	$0.51							$0.66						$0.56	(q	)
Diluted	$0.46							$0.61						$0.51	(q	)

Weighted number of common shares outstanding
Basic	31,284		6,521		3,269	(k	)	38,512			3,608	(p	)	42,120
Diluted	34,773		6,521		3,327	(k	)	42,059			4,637	(p	)	46,696

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ending June 30, 2006
('000 omitted, except per share information)

	Six Months Ended 6/30/2006 Iconix Historical	Three Months Ended 3/31/2006 Mudd Historical	Pro Forma Adjustment	Notes	Pro Forma Iconix	Six Months Ended 6/30/2006 Mossimo Historical	Pro Forma Note (l)	Pro Forma Adjustment	Notes	Total Pro Forma Condensed Combined	Notes
Net sales	$-	$-	$-		$-	$3,655	$(3,655)	$-		$-
Licensing income	31,678	2,607	2,000	(g)	36,285	11,581	-	-		47,866
Net revenue	31,678	2,607	2,000		36,285	15,236	-	-		47,866
Cost of goods sold	-	-	-		-	1,842	(1,842)	-		-
Gross profit	31,678	2,607	2,000		36,285	13,394	(1,813)	-		47,866

Selling, general & administrative expenses	11,501	3,107	217	(h)	14,825	11,215	(1,938)	905	(m)	25,007
Special charges	1,268	-	-		1,268	-	-	-		1,268

Operating income (loss)	18,909	(500)	1,783		20,192	2,179	125	(905)		21,591

Net interest expense (income)	4,826	-	1,185	(i)	6,011	(416)	3	4,884	(n)	10,482

Income (loss) before income taxes	14,083	(500)	598		14,181	2,595	122	(5,789)		11,109

Provision (benefit) for income taxes	(1,619)	-	33	(j)	(1,586)	1,055	-	(2,099)	(o)	(2,630)

Net income (loss)	$15,702	$(500)	$565		$15,767	$1,540	$122	$(3,690)		$13,739

Earnings per share:
Basic	$0.42				$0.40					$0.32	(q)
Diluted	$0.37				$0.35					$0.28	(q)

Weighted number of common shares outstanding
Basic	37,208		1,834	(k)	39,042			3,608	(p)	42,650
Diluted	42,872		1,950	(k)	44,822			4,639	(p)	49,461
See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Financial Statements

The financial information presented in the unaudited pro forma condensed combined financial statements is based on amounts and adjustments that management believes to be factually supportable.  Iconix made no attempt to include forward looking assumptions in such information.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets:

a)  Represents the elimination of Modern Amusement’s assets and liabilities resulting from the sale by Mossimo of this subsidiary prior to the completion of the merger.

b) Reflects the allocation of cost associated with the merger of Mossimo under the purchase method of accounting as though the merger occurred on June 30, 2006, and the impact of the financing associated with the merger. Based on the terms of the merger agreement, each Mossimo stockholder will receive initial aggregate initial consideration with a value of $7.50 per share, comprised of $4.25 in cash and $3.25 of Iconix common stock (which was based on the Iconix stock price of $14.31, the average closing price of Iconix common stock for the three business days prior to the signing of the merger agreement).

Total purchase price was determined as follows;

	(000’s omitted except share information)

Cash paid at closing to Mossimo stockholders	$67,525
Cash paid at closing to Cherokee	33,000
Total cash paid at closing		$100,525

Fair value of 3,608,433 shares of $.001 par value common stock at $14.31 per share fair market value per share (i)	51,637
Value of the contingent share right relating to fair market value thresholds guaranteed in the merger consideration (i)	15,888
Value of 250,000 warrants ($15.93 exercise price) issued as a cost of the merger	1,851
Total equity consideration		69,376

Shares of Mossimo stock previously acquired by Iconix		745

Estimated buyout of Mossimo employee stock option agreements		933

Estimated liability related to additional payment for buyout of Mossimo employee stock option agreements		255

Other estimated costs of the merger, including $4,456 to be paid after closing		4,989

TOTAL		$176,823

(i) The target value of the Iconix common stock to be issued at closing equals $67.5 million and represents the lowest total value at which additional contingent shares would not be required to be issued. This amount is calculated by multiplying 3,608,433, the initial shares to be issued, by $18.71. In the event that the Iconix common stock does not trade at or above $18.71 for twenty consecutive business days during the year following the merger, additional contingent shares will be required to be issued and, as discussed in Note (p), have been accounted for as part of these pro forma financial statements.

The preliminary purchase price allocation to the fair value of the assets acquired and liabilities assumed, is as follows:

(000’s omitted)

Trademarks	$138,000
License agreements	3,700
Non-compete agreements	2,800
Assumed obligation under Cherokee contract	(8,100)
Allocation of Cherokee contract buyout	8,100
Cash acquired	23,655
Note receivable, related to sale of Modern Amusement	2,000
Accounts Receivable and other current assets	5,307
Fixed assets	233
Deferred tax asset	5,283
Accounts payable and accruals	(5,299)
Accrued exit costs	(1,206)
Accrued liabilities - options contingency	(255)
Deferred tax liability	(48,300)
Goodwill	50,905
TOTAL	$176,823

c) Represents the recording of the cash paid, debt acquired, equity issued and the elimination of the Iconix investment in Mossimo, in association with the merger with Mossimo.

Iconix will finance the cash requirements of this merger with a secured loan of $90 million at a variable interest rate of three-month LIBOR + 5.125% with principal payments in the first year of $18.5 million and the balance due at the end of the second year. The proceeds of this secured loan are estimated to be used as follows: $50.5 million to be paid to the Mossimo stockholders, $33 million to be paid to Cherokee Inc., approximately $900 thousand pay costs associated with the financing, approximately $3.1 million to pay merger costs, approximately $1.5 million to be placed in a liquidity reserve account as required by the lender, and approximately $933 thousand to buyout Mossimo employee stock option agreements. The costs relating to the $90 million in new financing of approximately $900 thousand will be deferred and amortized over the 2 year life of the financed debt, using the effective interest method.

d) Represents the elimination of the historical values of Mossimo’s assets and liabilities.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations:

e) Represents historical information for the 2005 closed acquisitions for the Joe Boxer acquisition for the period from January 1, 2005 to July 21, 2005 and for the Rampage acquisition for the period from January 1, 2005 to September 14, 2005 derived from the following amounts:

(000’s omitted)
	Joe Boxer 1/1/05-6/30/05	Joe Boxer 7/1/05-7/21/05	Rampage 1/1/05-6/30/05	Rampage 7/1/05-9/15/05	2005 Closed Acquisitions Historical
Licensing Income	$7,978	$1,161	$3,899	$1,852	$14,890
SG&A	2,015	246	1,542	785	4588
Operating Income	5,963	915	2,357	1,067	10,302
Interest expense - net	290	35	684	234	1,243
Income before Income taxes	5,673	880	1,673	833	9,059
Provision (benefit) for income taxes	-	-	-	-	-
Net Income (loss)	$5,673	$880	$1,673	$833	$9,059

f) Represents pro forma adjustments for the 2005 closed acquisitions for the Joe Boxer acquisition for the period from January 1, 2005 to July 21, 2005 and for the Rampage acquisition for the period from January 1, 2005 to September 14, 2005 and is comprised of:

(000’s omitted)
	Joe Boxer 1/1/05-6/30/05	Joe Boxer 7/1/05-7/21/05	Rampage 1/1/05-6/30/05	Rampage 7/1/05-9/15/05	2005 Closed Acquisitions Pro Forma Adjustments
Licensing Income	$-	$-	$-	$-	$-
SG&A	340	42	320	133	835	(i)
Operating Income	(340)	(42)	(320)	(133)	(835)
Interest expense - net	1,744	214	317	243	2,518	(ii)
Income before income taxes	(2,084)	(256)	(637)	(376)	(3,353)
Provision (benefit) for income taxes	1,000	-	-	-	1,000	(iii)
Net income (loss)	$(3,084)	$(256)	$(637)	$(376)	$(4,353)

Weighted number of common
Shares outstanding
Basic		4,350		2,171	6,521	(iv)
Diluted		4,350		2,171	6,521

(i) For Joe Boxer, represents the six months and 21 days of additional amortization of acquired intangible assets of $1.3 million on a straight line basis over the remaining contract period of 2.5 years (approximately $299 thousand in total) and the deferred refinancing fees of $1 million incurred in the related financing arrangement over the 7 year life of the debt (approximately $83 thousand in total). For Rampage, represents the eight months and 15 days of additional amortization of acquired Rampage licensing contracts of $550 thousand, Rampage domain name of $230 thousand and non-compete agreement of $600 thousand, on a straight line basis over the remaining contract period of 3, 5, and 2 years, respectively (approximately $375 thousand in total), as well as amortization of the deferred financing fees of $774 thousand which is amortized over the 7 year life of the related debt (approximately $78 thousand in total).

(ii) For Joe Boxer, represents the incremental interest expense at the historical interest rate of 8.45% related to refinancing incurred as part of the acquisition. For Rampage, represents the incremental interest expense at the historical interest rate of 8.1% related to refinancing incurred as part of the acquisition.

(iii) Represents the additional deferred income tax provision that would have been recorded against the incremental earnings generated from the acquired Joe Boxer business based on the amount of deferred tax asset recorded in the related purchase accounting.

(iv) Represents the shares of Iconix common stock that were issued as part of the Joe Boxer and Rampage acquisitions.

g) Represents guaranteed minimum royalty revenues to be earned by Iconix from the core jean licensee, Mudd USA under the licensing agreement signed as part of the acquisition. The jeanswear licensing agreement is a two-year contract with guaranteed minimum payments of $8 million per year. Prior to the acquisition, revenue from the jeans business was included in other Mudd operations, not sold to Iconix, which included businesses focused on the design, manufacture and sales of apparel goods.

h) Represents adjustments related to the amortization of the value assigned to the acquired Mudd licensing contracts of $700 thousand, Mudd domain name of $340 thousand and non-compete agreement of $1.4 million, on a straight line basis over the remaining contract period or estimated lives of 2, 5, and 4 years, respectively (approximately $768 thousand annually) . Additionally includes approximately $100 thousand annually for contractual compensation expense related to the management of the brand.

i) Represents interest expense at current interest rate of 9.47% (LIBOR of 5.47% plus 4.00%) related to incremental financing incurred for the Mudd acquisition (approximately $4.6 million annually) and amortization of deferred financing fees incurred in closing the Mudd financing arrangement over the 5 year term of the financed debt (approximately $98 thousand annually).

j) Represents the provision for income taxes at a 34% effective rate related to the pro forma adjustments to income and the historical pre-tax income. The taxes were not historically reflected due to the entities prior status as a limited liability company.

k) Represents the effect of the shares of Iconix common stock and warrants that were issued as part of the Mudd acquisition.

l) Represents the elimination of Modern Amusement from the Mossimo historical operations.

m) Represents adjustments related to the amortization of the acquired Mossimo licensing contracts and non-compete agreement on a straight line basis over the remaining contract periods of 3.5 and 5.5 years, respectively (approximately $1.6 million annually). Additionally it includes $250 thousand annually for the consulting agreement with Mossimo Giannulli.

n) Represents interest expense at the current interest rate of 10.60% (LIBOR of 5.47% plus 5.125%) related to incremental financing to be incurred as part if the Mossimo merger of approximately $8.8 million for the year ended December 31, 2005 and approximately $4.6 million for the six months ended June 30, 2006. Additionally, it includes amortization of the deferred financing fees incurred in closing the Mossimo financing arrangement over the 2 year life of the financed debt of $492 thousand for the year ended December 31, 2005 and approximately $260 thousand for the six months ended June 30, 2006.

o) Represents the additional income tax provision/(benefit) at a 34% effective rate that would have been recorded against the pro forma adjustments to income and the historical pre-tax income.

p) Represents the 3,608,433 shares of Iconix common stock estimated to be issued upon the closing of the Mossimo merger, and also includes 1,028,503 contingent shares that Iconix management is estimating to be issued if the initial shares issued have not appreciated to $18.71 and stay above that share price for twenty consecutive trading days during the first year after closing.  In the event that this criteria is met, no contingent shares would be issuable.  In the event that this criteria is not met, the number of contingent shares to be issued is based on the greater of the average closing sale price of Iconix common stock for the three business days prior to closing or the highest twenty consecutive trading day average closing sale price during the first year after closing. If additional Iconix shares become issuable pursuant to the contingent share right, former Mossimo stockholders will receive such additional shares within twenty business days after the one-year anniversary of the closing of the merger subject to certain exceptions in case of calculation disputes.

In the last five years, Iconix common stock has not closed at or above $18.71. To date, the highest twenty consecutive trading day average closing sale price for Iconix common stock has been $17.05 which occurred between April 12, 2006 and May 10, 2006. At this price, the number of contingent shares issuable would be 351,320. However, the twenty consecutive trading day average closing sale price was $14.56 during the period between August 10, 2006 and September 7, 2006. For this illustration, management has used $14.56, the most recent twenty consecutive trading day average closing sale price as of September 7, 2006. At this assumed share price, an additional 1,028,503 shares would be required to be issued by Iconix to Mossimo stockholders to compensate for the shortfall in value between $18.71 and $14.56. Should the Iconix three day average closing sale price immediately prior to closing or the highest twenty (20) consecutive trading day average closing sale price during the first year after closing be lower than the amount illustrated ($14.56), the number of contingent shares issuable would increase.  The amount of the increase, if any, will depend on the extent to which these share prices are lower than $14.56, but in no event will the total number of shares issued for the merger be greater than 19.99% of the total shares outstanding for Iconix. For example based on the number of shares outstanding as of September 7, 2006 (40.5 million shares), the maximum number of shares issuable for the merger would be calculated at approximately 8.1 million shares. This maximum number of shares assumes that neither the three day average closing sale price immediately prior to closing nor the highest twenty consecutive trading day average closing sale price during the first year after closing exceeds $8.35.

The target value of the Iconix common stock to be issued at closing totals $67.5 million and represents the lowest total value at which additional contingent shares would not be required to be issued. This amount is calculated by multiplying 3,608,433, the initial shares to be issued, by $18.71. In the event that the Iconix common stock does not trade at or above $18.71 for twenty consecutive business days during the year following the merger, additional contingent shares will be required to be issued and, as discussed above, have been accounted for as part of these pro forma financial statements.

q)  Below is a summary of the calculation used to determine pro forma basic and diluted earnings per share for the periods ended December 31, 2005 and June 30, 2006.

(in thousands)
	For the Year ending December 31, 2005		For the Six Months ending June 30, 2006
	Basic	Diluted	Basic	Diluted
Pro Forma Net Income	23,714	23,714	13,739	13,739

Weighted number of shares outstanding, as reported in Iconix 2005 Form 10-K/A and 2006 Form 10-Q for the period ended June 30, 2006	31,284	34,773	37,208	42,872

Add: Incremental shares for pre-acquisition periods:
Joe Boxer (Total amount of shares issued)	2,419	2,419	N/A	N/A
Rampage (Total amount of shares issued)	1,540	1,540	N/A	N/A

Subtotal prior to 2006 completed transaction:	35,243	38,732	37,208	42,872

Add: Incremental shares for pre-acquisition periods:
Mudd (Total amount of shares issued)	3,269	3,269	1,834	1,834
Mudd related Warrants[1]	-	58	-	116

Subtotal prior to proposed transaction	38,512	42,059	39,042	44,822

Number of shares estimated to be issued to Mossimo shareholders at closing	3,608	3,608	3,608	3,608
Mossimo related Warrants[1]	-	-	-	2
Mossimo Contingent Shares (estimated at Iconix share price of $14.56)[2]	-	1,029	-	1,029
Pro forma common and diluted shares outstanding	42,120	46,696	42,650	49,461

Earnings per share:	$0.56	$0.51	$0.32	$0.28

1 Warrants included in the diluted share amount were calculated using the Treasury Stock Method

2 See Note (p) for detail

Additionally, as of December 31, 2005, 7.3 million of a total 8.4 million potentially dilutive shares relating to stock options were included in the computation of diluted earnings per share. At June 30, 2006, 7.1 million stock options were outstanding under Iconix’s option plans. There were no potentially dilutive securities excluded from the calculation of pro forma diluted earnings per share because their inclusion would have been antidilutive.

SELLING STOCKHOLDERS

The registration statement of which this proxy statement/prospectus forms a part will cover the resale of the shares of Iconix common stock acquired in the merger by certain stockholders of Mossimo (collectively referred to in this section as the selling stockholders). Without this registration statement, these shares (collectively referred to in this section as the selling stockholders’ shares) could only be resold by the selling stockholders subject to the restrictions on resale in Rule 145 of the Securities Act. The following table sets forth certain information with respect to the resale of the selling stockholders’ shares by the selling stockholders. Iconix will not receive any proceeds from the resale of its common stock by the selling stockholders.

None of the selling stockholders has held a position or office or had a material relationship with Iconix within the past three years other than ownership of Iconix’s publicly traded common stock of which Iconix has no knowledge. Upon consummation of the merger, Mr. Giannulli’s agreement for creative director services with Iconix and Mossimo will become effective. For a description of the agreement, see the section entitled “The Mossimo Special Meeting--Interests of Certain Persons in the Merger; Potential Conflicts of Interest” on page 33.

The following table sets forth the name of each selling stockholder and certain other information with respect to such selling stockholder’s beneficial ownership of Iconix common stock issuable to such selling stockholder upon the consummation of the merger. Beneficial ownership is determined in accordance with the rules of the SEC. The tabular information below assumes that on the consummation of the merger: (i) the selling stockholders will receive 2,316,614 shares of Iconix common stock (based on the issuance of 0.2271139 shares of Iconix common stock for each share of Mossimo common stock) and non-transferable contingent share rights to acquire, after the first anniversary of the merger, up to 660,299 additional shares of Iconix common stock if Iconix common stock does not close at or above $18.71 during a specified period following the merger; and (ii) all the shares of Iconix common stock being offered pursuant to the registration statement of which this proxy statement/prospectus is a part are sold to third parties. The last two columns of this table assume that no additional shares of common stock are bought or sold by the selling stockholders and that no selling stockholder owns publicly traded shares (of which Iconix has no knowledge). Percentage ownership is based on a total of 44,088,029 shares of post-merger Iconix common stock outstanding. Iconix has also assumed for purposes of this table that:

•	the beneficial ownership of shares of Iconix and Mossimo common stock immediately prior to the merger will be the same as that on September 7, 2006;

•	all of Mossimo’s stock options will be cancelled, in accordance with the terms of the merger agreement, prior to the merger;

•	no Mossimo stockholder will exercise dissenters’ rights in connection with the merger; and

•	a total of 3,608,433 shares of Iconix common stock will be issued upon the consummation of the merger.

The calculations do not include the shares, if any, of Iconix common stock which may be issued following the first anniversary of the merger pursuant to the non-transferable contingent share rights.

Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this proxy statement/prospectus.

			Common Stock Beneficially Owned After the Offering
Selling Stockholders	Number of Shares of Iconix Common Stock Beneficially Owned Prior to the Offering	Shares Being Offered	Number of Shares (1)	Percent of Outstanding Shares
Mossimo Giannulli	2,976,913	2,976,913 (2)	0	0%
Edwin Lewis	-0-	(3)	0	0%

(1)	Assumes the sale of all of the selling stockholders’ shares being offered by the selling stockholder.

(2)
Includes 660,299 shares of Iconix common stock that may be issued pursuant to the anticipated maximum number of non-transferable contingent share rights issuable to Mr. Giannulli in connection with the merger.

(3)
Although there is no agreement, express or implied, to do so, Mr. Giannulli is considering a possible transfer of up to one-half the after-tax proceeds received by him in the merger to Mr. Lewis in recognition of the role Mr. Lewis has played in Mossimo.

The selling stockholders are acquiring their selling stockholders’ shares in connection with the merger. It is a condition to Iconix’s obligations to consummate the merger that the selling stockholders enter into a lock-up agreement and registration rights agreement, the forms of which are exhibits to the merger agreement. Pursuant to the terms of the lock-up agreement, the selling stockholders will agree not to sell or otherwise dispose of Iconix common stock for a period of 90 days from the effective time of the merger, except as otherwise provided therein. Under the registration rights agreement, the selling stockholders will agree, if requested by an underwriter in connection with a proposed transaction or offering of Iconix securities, not to sell or otherwise dispose of Iconix equity securities during such period of time and on such other terms and conditions as may be requested by such underwriter, provided that the chief executive officer of Iconix has also agreed not to sell or otherwise dispose of Iconix equity securities under the circumstances and pursuant to the terms and conditions applicable to the selling stockholders.

PLAN OF DISTRIBUTION

Iconix has been advised that the selling stockholders, may from time to time after the date of this proxy statement/prospectus and subject to the terms and conditions of the lock-up agreement and registration rights agreement described in the section entitled “Selling Stockholders,” sell all or a portion of their shares in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to these market prices or at negotiated prices.

All costs, expenses and fees in connection with the registration of the shares covered by this proxy statement/prospectus other than any counsel for the selling stockholders, will be borne by Iconix. Brokerage costs, if any, attributable to the sale of the selling stockholders’ shares will be borne by the selling stockholders.

The selling stockholders’ shares may be sold by the selling stockholders by one or more of the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	over-the counter distribution in accordance with the rules of the NASDAQ Global Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
through the writing of put or call options on the shares or other hedging transactions (including the issuance of derivative securities), whether the options or other derivative securities are listed on an option or other exchange or otherwise;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The transactions described above may or may not involve brokers or dealers.

The selling stockholders will not be restricted as to the price or prices at which they may sell their shares. Sales of shares by the selling stockholders may depress the market price of Iconix common stock because the selling stockholders may sell a relatively large volume of shares compared to the historical average weekly trading of Iconix common stock. Accordingly, if the selling stockholders sell, or attempt to sell, such shares at once or during a short time period, Iconix believes such a transaction could adversely affect the market price of Iconix common stock.

Subject to the provisions of the merger agreement, the lock-up agreement and the registration rights agreement, from time to time a selling stockholder may pledge his shares under margin provisions of customer agreements with his broker or under loans or other arrangements with third parties. Upon a default by the selling stockholders, the broker or such third party may offer and sell any pledged shares from time to time.

In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the sales as agents or principals. Brokers or dealers may receive commissions or discounts from the selling stockholders or, if the broker-dealer acts as agent for the purchaser of such shares, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may then resell those shares from time to time in transactions:

•	in the over-the counter market or otherwise;

•	at prices and on terms prevailing at the time of sale;

•	at prices related to the then-current market price; or

•	in negotiated transactions.

These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of those shares commissions as described above. The selling stockholders may also sell their shares in open market transactions under Rule 144 under the Securities Act, rather than under this proxy statement/prospectus.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the registration rights agreement, Iconix on the one hand and the selling stockholders on the other will agree to indemnify each other against certain liabilities under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholders are subject to applicable provisions of the Exchange Act and the SEC’s rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of shares by the selling stockholders.

In order to comply with certain states’ securities laws, if applicable, the selling stockholders’ shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states, the selling stockholders’ shares may not be sold unless they have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

OTHER MATTERS AT THE SPECIAL MEETING

If any other matters properly come before the special meeting, it is the intention of the proxy holders, identified in the proxy card, to vote in their discretion on such matters pursuant to the discretionary authority granted pursuant to the proxy card and permitted under applicable law. Mossimo does not have notice of any such matters.

FUTURE MOSSIMO STOCKHOLDER PROPOSALS

If the merger is completed, there will be no further public stockholder meetings of Mossimo. However, if the merger is not completed, Mossimo stockholders will continue to be entitled to attend and participate in its stockholders’ meetings. If the merger is not completed, Mossimo will inform its stockholders, by press release or other means determined reasonable by Mossimo, of:

•
the date by which stockholder proposals must be received by Mossimo for inclusion in the proxy materials relating to the annual meeting for the fiscal year ended December 31, 2006, which proposals must comply with the rules and regulations of the SEC then in effect; and

•	the date by which notice must be received from stockholders who intend to present a proposal at Mossimo’s next annual meeting without including such proposal in its proxy materials.

LEGAL MATTERS

The legality of the Iconix common stock offered by this proxy statement/prospectus will be passed upon for Iconix by its counsel, Blank Rome LLP. The material United States federal income tax consequences of the merger as described in “The Merger—Material U.S. Federal Income Tax Consequences” will be passed upon for Iconix and Mossimo by Blank Rome LLP.

EXPERTS

The consolidated financial statements of Mossimo as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Iconix, schedules and management's report on the effectiveness of internal control over financial reporting incorporated by reference in this proxy statement/prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by referenced, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Joe Boxer incorporated by reference in this proxy statement/prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Mudd incorporated by reference in this proxy statement/prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Rampage incorporated by reference in this proxy statement/prospectus (including schedules appearing therein), have been included herein in reliance upon the reports of Cohn Handler & Co., Rampage’s independent public accounting firm, as set forth in their report included therein and have been incorporated in this proxy statement/prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Mossimo and Iconix file periodic reports, proxy and information statements and other information with the SEC pursuant to the Exchange Act. You may read and copy any document Iconix or Mossimo files with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov .

Iconix’s internet address is www.iconixbrand.com . Iconix makes available free of charge, on or through its web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Iconix electronically files such material with, or furnishes it to, the SEC. Information contained on Iconix’s web site is not part of this proxy statement/prospectus.

This proxy statement/prospectus constitutes a part of a registration statement on Form S-4 that Iconix has filed with the SEC under the Securities Act of 1933, as amended. This proxy statement/prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about Iconix and Iconix common stock, please refer to the registration statement and the accompanying exhibits and schedules. The registration statement may be inspected at the Public Reference Room maintained by the SEC at the address set forth in the first paragraph of this section. Statements contained in this proxy statement/prospectus regarding the contents of any contract or any other document filed as an exhibit are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

If you would like to request documents from Mossimo and/or Iconix, please do so at least ten business days before the date of the special meeting to receive timely delivery of those documents prior to the special meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus when considering how to vote your shares at the special meeting. Mossimo and Iconix have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

This proxy statement/prospectus is dated [______________], 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this proxy statement/prospectus to stockholders does not create any implication to the contrary. This proxy statement/prospectus does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows Iconix to incorporate by reference into this proxy statement/prospectus, which means Iconix may disclose important information by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained in, or incorporated by reference into, this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Iconix previously filed with the SEC. These documents contain important information about Iconix and its business, financial condition and results or operations.

The following documents filed by Iconix with the SEC are hereby incorporated by reference in this proxy statement/prospectus and are deemed to be a part hereof:

•	Quarterly Report on Form 10-Q for quarters ended March 31, 2006 and June 30, 2006, filed with the SEC on May 10, 2006 and August 10, 2006;

•
Current Reports on Form 8-K filed with the SEC on January 5, 2006, April 6, 2006, April 17, 2006, April 27, 2006, June 8, 2006, August 15, 2006, August 17, 2006, August 24, 2006, September 1, 2006 and September 28, 2006 and amendments to Current Reports on Form 8-K/A filed with the SEC on October 7, 2005, October 14, 2005, December 2, 2005 and June 27, 2006;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 21, 2006, and an amendment to Annual Report on Form 10-K/A filed with the SEC on September 28, 2006;

•	the proxy statement for Iconix’s 2006 annual meeting of stockholders; and

•
the description of Iconix common stock and preferred share purchase rights contained in Iconix’s Registration Statements on Form 8-A, filed with the SEC and all amendments or reports filed by Iconix for the purpose of updating those descriptions.

All reports and other documents subsequently filed by Iconix pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this proxy statement/prospectus and until the financial statements included or incorporated by reference in to this proxy statement/prospectus no longer satisfy the requirements of Section 10(a)(3) of the Securities Act shall be deemed to be incorporated by reference in this proxy statement/prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that Iconix is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

Copies of Iconix’s Annual Report on Form 10-K and other documents incorporated by reference in this proxy statement/prospectus are enclosed herewith. Iconix hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this proxy statement/prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this proxy statement/prospectus, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this proxy statement/prospectus incorporates. Requests for such copies should be directed to Iconix’s corporate secretary, at the following address or by calling the following telephone number:

Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018
(212) 730-0030

APPENDIX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ICONIX BRAND GROUP, INC.,

MOSS ACQUISITION CORP.

MOSSIMO, INC.

and

MOSSIMO GIANNULLI

dated as of

March 31, 2006

A-i

(continued)

Exhibit A	Certificate of Merger
Exhibit B	Certificate of Incorporation of the Surviving Corporation
Exhibit C	By-Laws of the Surviving Corporation

A-ii

(continued)

Page
Exhibit D	Form of Joint Press Release
Exhibit E	Form of Affiliate Agreement
Exhibit F	Form of Parent and Lewis Lock-Up Agreement
Exhibit G	Form of Opinion of Counsel to Company and Parent
Exhibit H	Form of Services Agreement
Exhibit I	Form of Registration Rights Agreement
Exhibit J	Form of Opinion of Counsel to Acquisition Co.

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of March 31, 2006 (this “Agreement”), among Iconix Brand Group, Inc., a Delaware corporation (“Acquisition Co.”), Moss Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquisition Co. (“Acquisition Sub”), Mossimo, Inc., a Delaware corporation (“Company”), and Mossimo Giannulli, the majority stockholder of Company (“Parent”).

WITNESSETH

WHEREAS, Company together with its Subsidiary (as defined in Section 2.3) is in the business of, among other things, designing and licensing apparel and related products under Company and its Subsidiary’s brands (the “Business”); and

WHEREAS, Acquisition Co. desires to acquire all of the outstanding capital stock of Company; and

WHEREAS, the Board of Directors of Acquisition Co., the Board of Directors of Acquisition Sub, Acquisition Co. as the sole stockholder of Acquisition Sub, the Board of Directors of Company, and Parent, for himself and as the holder of a majority of the outstanding capital stock of Company, have: (a) determined that it is in the best interests of their respective companies for Company to be merged with and into Acquisition Sub upon the terms and subject to the conditions set forth herein; and (b) approved and declared advisable this Agreement and the merger of Company with and into Acquisition Sub (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (“Delaware Law” or “DGCL”), upon the terms and subject to the conditions set forth herein; and

WHEREAS, for federal income tax purposes, Acquisition Co., Acquisition Sub, Company and Parent intend that the Merger qualify as a reorganization within the definition of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

1. Basic Transaction.

1.1 The Merger. At the Effective Time (as defined in Section 1.2), and subject to and upon the terms and conditions of this Agreement and under Delaware Law, Company shall be merged with and into Acquisition Sub, the separate corporate existence of Company shall cease, and Acquisition Sub shall continue as the surviving corporation, operating as a wholly-owned subsidiary of Acquisition Co. From and after the Effective Time, Acquisition Sub shall succeed to and assume all the rights and obligations of Company. The Merger shall have the effects specified in Section 259 of the DGCL. Acquisition Sub, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.” The name of the Surviving Corporation shall be “Mossimo, Inc.”

1.2 Effective Time. As promptly as practicable, but in no event later than two days, after the satisfaction or waiver of the conditions set forth in Section 5, unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned pursuant to Section 7.1, Acquisition Sub and Company shall cause the Merger to be consummated by filing a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in the form of Exhibit A and making such other filings as may be required by Delaware Law, in such form as required by and executed in accordance with such law (the time of the last of such filings to be made being the “Effective Time”).

1.3 Merger Consideration.

(a) The aggregate consideration to be paid by Acquisition Co. in the Merger (the “Merger Consideration”) shall be the sum of (i) the Initial Merger Consideration (as defined below) and (ii) the Additional Merger Consideration (as defined below), if any. The “Initial Merger Consideration” shall be the product of (A) $7.50 multiplied by (B) the number of outstanding shares of Company Common Stock, immediately prior to the Effective Time, which shall be paid as follows: (x) the issuance of 0.2271139 shares of Acquisition Co. common stock, $.001 par value (the “Acquisition Co. Common Stock”), for each share of Company Common Stock outstanding immediately prior to the Effective Time, based on $3.25 per share of Company Common Stock divided by $14.31, which is the average closing sales price of Acquisition Co. Common Stock as reported on the NASDAQ National Market for the three (3) business days ending on the date hereof (the “Acquisition Co. Initial Sale Price”) (the “Common Stock Consideration”); and (ii) cash in the amount of $4.25 per share of Company Common Stock outstanding immediately prior to the Effective Time minus the Adjustment Amount (as defined below). The “Adjustment Amount” is an amount equal to the Cash Consideration (as defined below) divided by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. The “Cash Consideration” is an amount equal to $4.25 multiplied by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, minus an amount equal to the amount, if any, by which the Adjusted Cash Balance (as defined below) of Company at the Closing (as defined in Section 6 hereof), less the Option Payments, if any, to be made pursuant to Section 1.4 below, is less than $17,000,000. “Adjusted Cash Balance” means (A) the sum, as of the Closing, of Company’s cash, cash equivalents, accounts receivable, royalties receivable, prepaid expenses and inventory, less (B) Company’s accounts payable, the payment due to Target Corporation under paragraph 5.3 of the TBI License (as defined in Section 2.5 below) and other accrued payables, all measured in accordance with U.S. GAAP (as defined in Section 2.6 below). Notwithstanding the foregoing, the Common Stock Consideration is subject to reduction as set forth in Section 1.3(d) below. To the extent that Company Options are exercised during the period commencing on the date hereof and ending immediately prior to the Effective Time (the “Interim Period Option Exercises”), increasing the number of shares of Company Common Stock outstanding, then the proceeds of all Interim Period Option Exercises (the “Option Proceeds”) shall be held by the Company in a separate account of the Company until immediately after the Closing, and the amount of Option Proceeds shall not be included for purposes of determining the Adjusted Cash Balance.

(b) In the event that the closing sales price of Acquisition Co. Common Stock does not equal or exceed the Target Price (as defined below) during each day of any twenty (20) consecutive trading day period during the twelve (12) month period following the Closing (such twelve (12) month period being hereinafter referred to as the “Measurement Period”), Acquisition Co. will issue, within twenty (20) business days after the end of the Measurement Period, or if later, twenty (20) business days following the resolution pursuant to Section 1.9(m) of any disagreement in respect of the number of shares to be issued to the Exchange Agent (as defined below) for the benefit of each holder of Company Common Stock entitled to Merger Consideration hereunder an additional number of shares of Acquisition Co. Common Stock equal to a number obtained by dividing (i) the product of (A) the number of shares of Acquisition Co. Common Stock issued to such holder of Company Common Stock on the Closing multiplied by (B) the difference between (x) the Target Price and (y) the greater of (I) the average of the highest closing sale price of Acquisition Co. Common Stock over any twenty (20) consecutive trading day period during the Measurement Period and (II) the average closing sales price of Acquisition Co. Common Stock as reported on the NASDAQ National Market for the three (3) business days prior to Closing (the “Acquisition Co. Average Closing Price”) (the higher stock price in this clause (y) is referred to as the “Actual Price”), by (ii) the Actual Price (the “Additional Merger Consideration”). The “Target Price” shall be defined to mean $18.71, which is 130.76923% of the Acquisition Co. Initial Sale Price. In the event that the closing sales price of Acquisition Co.’s Common Stock equals or exceeds the Target Price during the Measurement Period, Acquisition Co. shall not be required to issue any Additional Merger Consideration. The right of each holder of Company Common Stock and Company Options to receive Additional Merger Consideration will be evidenced by a non-transferable contingent share right (each, a “Contingent Share Right” and collectively, the “Contingent Share Rights”) to be issued to the Exchange Agent for the benefit of the holders of Common Stock and Company Options in accordance with Section 1.9 of this Agreement. Acquisition Co. shall also pay to each holder of a Company Option that was cancelled pursuant to Section 1.4 below the cash value of the Additional Merger Consideration such holder would have received if such holder had exercised his or her Company Options prior to the Effective Time, less any applicable tax withholding.

(c) During the Measurement Period, if there is an acquisition or consolidation of Acquisition Co. in which the stockholders of Acquisition Co. are not at least a majority of the stockholders of the surviving entity, or a sale, conveyance or transfer of all or substantially all of the properties or assets of Acquisition Co., and (i) the per share purchase price of Acquisition Co. or (ii) the aggregate consideration paid for the assets of Acquisition Co. divided by the number of shares of Acquisition Co. Common Stock outstanding on the closing date of such asset sale ((i) or (ii), as applicable, the “Measurement Price”) is less than the Target Price, the Additional Merger Consideration shall become payable within twenty (20) business days following the closing of such acquisition, transfer, consolidation or sale, and the Measurement Price shall be deemed the Actual Price for purposes of calculating the Additional Merger Consideration payable to holders of Common Stock.

(d) Notwithstanding anything to the contrary in this Section 1.3, if the Acquisition Co. Average Closing Price equals or exceeds the Maximum Share Price (as defined below), which is the Maximum Stock Consideration Percentage (as defined below) of the Acquisition Co. Initial Sale Price, then in such case the number of shares of Acquisition Co. Common Stock issuable as Common Stock Consideration as part of the Initial Merger Consideration shall be determined by dividing the Maximum Stock Consideration (as defined below) by the Acquisition Co. Average Closing Price, in lieu of the formula set forth in Section 1.3(a)(ii)(B)(x). Furthermore, Acquisition Co. may, at its sole option, elect to pay any portion of the Initial Merger Consideration which is in excess of $135,147,866 in either cash or stock, provided that in no event shall the cash portion of the total Merger Consideration payable exceed 60% of the total Merger Consideration paid under this Agreement, and in the event that Acquisition Co. exercises its option to pay any such excess in cash or stock, an appropriate corresponding adjustment shall accordingly be made to the per share amounts of stock and cash, as the case may be, payable by Acquisition Co. as Merger Consideration hereunder. For purposes hereof, (I) the “Maximum Share Price” shall be equal to the Acquisition Co. Initial Sale Price multiplied by the Maximum Stock Consideration Percentage; (II) the “Maximum Stock Consideration Percentage” shall be equal to the amount of the Maximum Stock Consideration divided by the number of shares of Company Common Stock outstanding at the Closing, with the result thereof divided by $3.25; and (III) the “Maximum Stock Consideration” shall be $150,000,000 reduced by the amount of Cash Consideration, and further reduced, if applicable, by the amount by which the Adjusted Cash Balance at the Closing, less the Option Payments, if any, to be made pursuant to Section 1.4 below, is less than $17,000,000.

(e) Notwithstanding anything to the contrary in this Section 1.3, in no event shall the number of shares of Acquisition Co. Common Stock that Acquisition Co. is required to issue as Common Stock Consideration and/or Additional Merger Consideration under this Agreement exceed 19.99% of the total issued and outstanding shares of Acquisition Co. Common Stock at the date of Closing or at the end of the Measurement Period. Any shares required to be issued hereunder as Initial Merger Consideration and/or Additional Merger Consideration in excess of 19.99% of the total issued and outstanding shares of Acquisition Co. Common Stock on the applicable date, shall be paid in cash and shall be valued at the Acquisition Co. Average Closing Price with respect to shares issued as the Initial Merger Consideration and at the Actual Price with respect to shares issued as the Additional Merger Consideration. In addition, any shares issued as Additional Merger Consideration shall be adjusted appropriately to reflect any stock dividend, stock split, subdivision, combination, reclassification or similar transaction in respect of the Acquisition Co. Common Stock.

1.4 Option Treatment. Prior to the Effective Time, Company shall take all actions necessary and appropriate to provide that immediately prior to the Effective Time, but subject to the Effective Time occurring, each unexpired and unexercised option, whether vested or unvested, to purchase shares of Company Common Stock (as defined in Section 2.2 hereof) under any stock option plan of Company (collectively, the “Company Plan Options”) including but not limited to the Company 1995 Stock Option Plan, and the 1995 Company Non-Employee Director’s Stock Option Plan (collectively, the “Company Option Plans”) and each other option, warrant or similar right to purchase shares of Company Common Stock (collectively, the “Company Non-Plan Options” and together with the Company Plan Options, the “Company Options”) set forth on Schedule  2.2, without regard to whether such option is then exercisable, shall be cancelled and, in exchange therefor, each former holder of any cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) of an amount equal to the product of (A) the total number of shares of Company Common Stock previously subject to such Company Options and (B) the excess, if any, of the Per Share Amount (as defined below) over the exercise price per share of Company Common Stock previously subject to such option plus, if applicable, the per share cash value of the Additional Merger Consideration such holder would have received if such holder had exercised his or her Company Options prior to the Effective Time, less any applicable tax withholding (such amounts payable hereunder being referred to collectively as the “Option Payments”). From and after the Effective Time, any such cancelled Company Options shall no longer be exercisable by the former holder thereof, but shall only entitle such holder, subject to receipt by the Exchange Agent (as defined in Section 1.9(a)) of the surrendered Company Option agreement, together with a written instrument, reasonably satisfactory to Acquisition Co., duly executed by the holder of such Company Option, representing that (i) he, she or it is the owner of all Company Options represented by such Company Option agreement and (ii) a confirmation of, and consent to, the cancellation of all of his, her or its Options, to the payment of the applicable Option Payments. After the Effective Time, all Company Option Plans shall be terminated and no further or other rights with respect to shares of Company Common Stock shall be granted thereunder. The “Per Share Amount” shall be $7.50, subject to the per share amount of any reduction pursuant to the provisions of Section 1.3(a) in the Cash Consideration. As provided in Section 1.3(a), if the Additional Merger Consideration is payable to holders of Company Common Stock, then upon the determination such payment is due, Acquisition Co. shall pay, or cause the Surviving Corporation to pay, to each holder of a Company Option cancelled pursuant to this Agreement who was entitled to a payment pursuant to this Section 1.4, a payment equal to the amount of Additional Merger consideration he or she would have received if such holder had exercised his or her Company Options prior to the Effective Time, less any applicable tax withholding.

1.5 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, powers, franchises and all property (real, personal and mixed) of Company and all debts due Company shall vest in Acquisition Sub, and all debts, liabilities, obligations and duties of Company shall become the debts, liabilities, obligations and duties of Acquisition Sub.

1.6 Certificate of Incorporation; By-Laws.

(a) The Certificate of Incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time (annexed hereto as Exhibit B ), shall remain the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law, except that the Certificate of Incorporation shall be amended to change the name of the Surviving Corporation to “Mossimo, Inc.”

(b) The By-Laws of Acquisition Sub, as in effect immediately prior to the Effective Time (annexed hereto as Exhibit C ), shall remain the By-Laws of the Surviving Corporation until thereafter amended as provided by law or by the Certificate of Incorporation or By-Laws of the Surviving Corporation.

1.7 Directors and Officers of Surviving Corporation.

(a) The sole director of Acquisition Sub shall, at the Effective Time, be the duly appointed sole director of the Surviving Corporation, to hold office in accordance with applicable law, the Certificate of Incorporation and By-Laws of the Surviving Corporation until resignation, removal or replacement.

(b) The President and such other officers of Acquisition Sub shall, at the Effective Time, be duly nominated and appointed as President and to such other offices to which such other officers are appointed, respectively, of the Surviving Corporation, and shall constitute the initial officers of the Surviving Corporation, in each case to serve at the pleasure of the Board of Directors of the Surviving Corporation until his respective resignation, removal or replacement.

1.8 Cancellation of Certificates; Payment of Merger Consideration.

(a) As of the Effective Time, by virtue of the Merger, automatically and without any action on the part of Acquisition Sub, Company or any holder of any securities thereof:

(i) each share of common stock of Acquisition Sub, par value, $.01 per share, issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall represent one (1) share of common stock of the Surviving Corporation, par value $.01, per share.

(ii) (a) each share of Company Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 1.10 below) and shares of Company Common Stock held in treasury) shall be converted into the right to receive (i) the number of shares of Acquisition Co. Common Stock obtained by dividing the Common Stock Consideration by the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, rounded, with respect to each Company stockholder to the nearest whole share of Acquisition Co. Common Stock, (ii) the amount of cash (without interest) determined by dividing the Cash Consideration by the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, rounded, with respect to each Company stockholder to the nearest cent, subject to any withholding set forth in Section 1.9(c) below and (iii) a proportionate share of the Additional Merger Consideration, if any, determined by dividing the Additional Merger Consideration by the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, rounded, with respect to each Company stockholder to the nearest whole share of Acquisition Co. Common Stock; (b) each Dissenting Share shall be converted into the right to receive payment in accordance with the provisions of the DGCL and Section 1.10 below and (c) each share of Company Common Stock held in treasury shall be cancelled. All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive (A) the cash and certificates representing the shares of Acquisition Co. Common Stock into which such shares are converted and (B) any cash in lieu of fractional shares of Acquisition Co. Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with this Section 1.8, without interest.

(iii) any shares of Company Common Stock issued and owned by Company, Acquisition Co. or Acquisition Sub immediately preceding the Effective Time shall be cancelled and retired and shall cease to exist and no payment shall be made with respect thereto.

(b) No rights to receive fractional shares of Acquisition Co. Common Stock shall arise under this Agreement. No fractional shares of Acquisition Co. Common Stock shall be issued, but in lieu thereof, each holder of Company Common Stock who would otherwise have been entitled thereto upon the surrender of a Company Certificate (as defined in Section 1.9(a)) for exchange pursuant to this Section 1.8 will be paid an amount in cash (without interest), rounded to the nearest whole cent, determined by multiplying (i) the per share closing price on NASDAQ of Acquisition Co. Common Stock (as reported by NASDAQ) on the first date of trading in Acquisition Co. Common Stock on NASDAQ after the Effective Time) by (ii) the fractional share to which such holder would otherwise be entitled.

1.9 Exchange of Company Certificates.

(a) Acquisition Co. shall authorize Continental Stock Transfer & Trust Company (or such other person or persons as shall be acceptable to Acquisition Co. and Company) as exchange agent (the “Exchange Agent”), to send to each holder of shares of Company Common Stock which shall have been converted into Acquisition Co. Common Stock an appropriate letter of transmittal for purposes of surrendering such holder’s certificates for such shares for exchange pursuant hereto (which shall specify that delivery shall be effected, and risk of loss and title to a certificate which immediately prior to the Effective Time shall have represented any shares of Company Common Stock converted in the Merger (a “Company Certificate”) shall pass, only upon delivery of such Company Certificate to the Exchange Agent and shall be in a form and have such other provisions as Acquisition Co. may reasonably specify) and instructions for use in effecting the surrender of Company Certificates in exchange for the property described in this Section 1.9.

(b) As soon as practicable after the Effective Time, Acquisition Co. shall deposit with the Exchange Agent, in trust for the holders of Company Certificates and Company Options: (i) an amount of cash sufficient to pay all amounts of Merger Consideration payable under this Agreement, including such cash required in accordance with Section 1.8(b), (ii) certificates representing a sufficient number of shares of Acquisition Co. Common Stock (each, an “Acquisition Co. Certificate”) to effect the conversion of Company Common Stock into Acquisition Co. Common Stock, and (iii) a global security representing all of the Contingent Share Rights. The Exchange Agent shall invest any cash deposited by Acquisition Co. hereunder as directed by Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to Acquisition Co.

(c) Upon surrender for cancellation to the Exchange Agent of all Company Certificate(s) held by any holder of record of a Company Certificate, together with such letter of transmittal duly executed, such holder shall be entitled to receive in exchange therefor (i) an Acquisition Co. Certificate representing the number of whole shares of Acquisition Co. Common Stock into which the shares of Company Common Stock represented by the surrendered Company Certificate(s) shall have been converted at the Effective Time pursuant to Section 1.8(a), (ii) cash representing the amount into which the shares of Company Common Stock represented by the surrendered Company Certificate(s) shall have been converted at the Effective Time pursuant to 1.8(a), without interest, (iii) cash in lieu of any fractional share of Acquisition Co. Common Stock in accordance with Section 1.8(b), and (iv) a proportionate share of the Additional Merger Consideration, if any. The Company Certificate(s) so surrendered shall forthwith be cancelled. Acquisition Co. or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Acquisition Co. or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax (as defined in Section 2.14 hereof) law. To the extent that amounts are so withheld by Acquisition Co. or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Acquisition Co. or the Exchange Agent.

(d) Until surrendered as contemplated by Section 1.9(c), each Company Certificate, other than in respect of the Dissenting Shares, shall be deemed at any time after the Effective Time to represent only the right to receive (i) certificates representing the shares of Acquisition Co. Common Stock into which the shares of Company Common Stock represented by such Company Certificate have been converted, (ii) cash representing the amount into which the shares of Company Stock represented by such Company Certificate have been converted, without interest, (iii) any additional cash, without interest, to be paid in lieu of any fractional share of Company Common Stock in accordance with Section 1.8(b) and (iv) a proportionate share of the Additional Merger Consideration, if any.

(e) If any cash is to be paid to, or Acquisition Co. Certificates are to be issued to, a person other than the person in whose name the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of the payment of cash to a person other than, or of the issuance of Acquisition Co. Certificates in any name other than that of, the registered holder of the Company Certificate surrendered, or otherwise required, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f) All shares of Acquisition Co. Common Stock issued and all cash paid upon the surrender of Company Certificates in accordance with the terms of Section 1.9, and any cash paid pursuant to Section 1.8(b) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Company Certificates, except the right to a proportionate share of the Additional Merger Consideration, which rights shall continue to exist until they expire or are satisfied by the delivery of the Additional Merger Consideration, as provided in Section 1.9 (j) below. At the Effective Time, the stock transfer books of Company shall be closed, and at the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company’s Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates representing the Acquisition Co. Common Stock and the cash into which they were converted as provided in herein.

(g) Any portion of the cash, Acquisition Co. Common Stock or Additional Merger Consideration delivered to the Exchange Agent pursuant to Section 1.9(b) which remains undistributed for eighteen months after the Effective Time shall be delivered to Acquisition Co., upon demand, and any holders of Company Common Stock who have not theretofore complied with Section 1.9 and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall thereafter look only to Acquisition Co. (subject to abandoned property, escheat or other similar laws) for payment of the shares of Acquisition Co. Common Stock, the cash, or any additional cash in lieu of fractional shares of Acquisition Co. Common Stock to which they are entitled.

(h) None of Acquisition Co., the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any cash or Acquisition Co. Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) If any Company Certificate shall have been lost, stolen or destroyed, upon making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and the posting of a bond to the satisfaction of Acquisition Co. and the Exchange Agent, Exchange Agent will issue for such lost, stolen or destroyed Company Certificate the portion of the Merger Consideration payable in respect thereof, pursuant to this Agreement.

(j) On the Closing Date, Acquisition Co. shall issue a global security representing all Contingent Share Rights to be held by the Exchange Agent for the benefit of all holders of Company Common Stock and Company Options. Acquisition Co. shall deliver the security representing the Contingent Share Rights to the Exchange Agent and shall also deliver as soon as reasonably practicable a list in such form as the Exchange Agent shall reasonably require, stating the names and addresses of all record, and, to the extent ascertainable, beneficial owners of Contingent Share Rights, and the Exchange Agent shall prepare and transmit to the beneficial owners, together with such other documents as are appropriate in the judgment of the Exchange Agent to effect the surrender of certificates theretofore representing Company Common Stock a notice indicating the beneficial interest in the Contingent Share Rights held by each beneficial owner.

(k) Prior to the Effective Time, Company shall appoint B. Riley & Co., Inc as representative (the “Stockholders’ Representative”) to enforce the rights of such holders in respect of the Contingent Share Rights and payment of any Additional Merger Consideration. Each Contingent Share Right will entitle the beneficial owner to receive that number of shares of Additional Merger Consideration, if any, to which such holder is entitled pursuant to Section 1.3(b) of this Agreement.

(l) Within ten (10) days of the end of the Measurement Period, Acquisition Co. will deliver to the Exchange Agent and the Stockholders’ Representative (A) an officer’s certificate of Acquisition Co. certifying (x) the highest closing sale price of Acquisition Co. Common Stock over any twenty (20) consecutive trading day period during the Measurement Period, and (y) Acquisition Co.’s calculation of the Additional Merger Consideration payable to each beneficial holder of Contingent Share Rights; (B) a certificate representing a sufficient number of shares of Acquisition Co. Common Stock to pay all Additional Merger Consideration payable to beneficial holders of Contingent Share Rights under this Agreement, and (C) such cash as is necessary to satisfy amounts due the holders of Company Options cancelled pursuant to Section 1.4 of this Agreement.

(m) If the Stockholders’ Representative disagrees with Acquisition Co.’s calculation of the Additional Merger Consideration payable, it shall send a written notice stating the basis for such disagreement within five (5) days of receiving the notice from Acquisition Co. contemplated by Section 1.3(l) above and Acquisition Co. and the Stockholders’ Representative shall either resolve the disagreement within three (3) days of the notice or submit the calculation of Additional Merger Consideration to an independent certified public accounting firm of nationally recognized standing mutually agreeable to Acquisition Co. and the Stockholders’ Representative, which shall determine the Additional Merger Consideration payable within 30 days. Acquisition Co. shall pay the reasonable fees and expenses of the independent certified public accounting firm.

(n) At such time that Stockholders’ Representative and Acquisition Co. agree on, or the independent certified public accounting firm determines, the calculation of the Additional Merger Consideration payable, the parties will deliver written notice to the Exchange Agent along with any shares or cash representing the Additional Merger Consideration payable but not previously deposited pursuant to Section 1.9(l), and the Exchange Agent will distribute such shares of Acquisition Co. Common Stock as are payable to beneficial holders of Contingent Share Rights in satisfaction of Acquisition Co.’s obligation to pay Additional Merger Consideration pursuant to Section 1.3(b) hereof.

(o) If the closing sales price of Acquisition Co.’s Common Stock equals or exceeds the Target Price during any twenty (20) consecutive trading day period during the Measurement Period, and Acquisition Co. is therefore not required to issue any Additional Merger Consideration, the Contingent Share Rights will be void.

1.10 Dissenting Stockholders. Shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL (“Dissenting Shares”) shall not be converted into a right to receive any portion of the Merger Consideration, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares, unless such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses his right to appraisal in respect of his shares of Company Common Stock, such shares shall be treated as if they had been converted as of the Effective Time into a right to receive any Merger Consideration in accordance with Section 1.8, without interest thereon, upon the surrender of certificates representing such shares. Notwithstanding anything to the contrary in this Section 1.10, if the Merger is rescinded or abandoned, the right of any holder to receive the fair value of his Dissenting Shares shall cease. The Company shall give the Acquisition Co. prompt notice of any demands received by the Company for appraisal of shares, and the Acquisition Co. shall have the right to participate in and to control all negotiations and proceedings with respect to such demands. Company shall not, except with the prior written consent of the Acquisition Co., make any payment with respect to, or settle or offer to settle, any such demands.

2. Representations and Warranties as to Company.

The Parent and Company hereby jointly and severally represent and warrant to Acquisition Co. and Acquisition Sub as set forth in this Section 2.

2.1 Organization, Standing and Power. Each of Company and Subsidiary (as defined in Section 2.3 below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, with full corporate power and corporate authority to (a) own, lease and operate its respective properties, (b) carry on the Business as currently conducted by it and (c) execute and deliver, and perform under this Agreement and each other agreement and instrument to be executed and delivered by it pursuant hereto. Each of Company and Subsidiary is qualified to do business as a foreign corporation in each jurisdiction in which the character and location of the properties owned or leased by it, or the conduct of the Business makes it necessary for Company or Subsidiary to qualify to do business as a foreign corporation, except where the failure to be so qualified, individually or in the aggregate, has not had and would not have a Company Material Adverse Effect. For purposes of this Agreement a “Company Material Adverse Effect” shall mean any change, effect or circumstance that (a) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, operations, condition or prospects (financial or otherwise), results of operations or the conduct of business of Company (or the Surviving Corporation) and its Subsidiary, taken as a whole, other than such changes, effects or circumstances reasonably attributable to (i) economic conditions generally in the United States or foreign economies in any locations where Company or its Subsidiary has material operations or sales; (ii) conditions generally affecting the industries in which Company or its Subsidiary participates; provided, with respect to clauses (i) and (ii), the changes, effects or circumstances do not have a materially disproportionate effect (relative to other industry participants) on Company or its Subsidiary; (iii) the announcement or pendency of the Merger; (iv) any action taken with Acquisition Co.’s express written consent; (v) any change in the trading price of Company’s Common Stock in and of itself; or (vi) any failure, in and of itself, by Company or its Subsidiary to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to clauses (v) and (vi), the facts or circumstances giving rise or contributing to such change in trading price or failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect); or (b) prevents or materially delays Company from consummating the Merger and the other transactions contemplated by this Agreement. True and complete copies of the Certificate of Incorporation of each of Company and its Subsidiary and all amendments thereof, and of the By-Laws of each of Company and its Subsidiary, as amended to date, have heretofore been furnished to Acquisition Co. Each of Company’s and its Subsidiary’s respective minute books which have previously been made available to Acquisition Co. contain records of the meetings and other corporate actions of Company’s and its Subsidiary’s respective stockholders and Board of Directors (including committees of its Board of Directors) that are accurate and complete in all material respects.

2.2 Capitalization.

(a) The authorized capital stock of Company consists of 30,000,000 shares of common stock, $.001 par value (the “Company Common Stock”), 15,908,775 of which shares are issued and outstanding as of the date of this Agreement, and 3,000,000 shares of preferred stock, $.001 par value (the “Company Preferred Stock”), none of which is issued and outstanding. All of the Company Common Stock and Company Preferred Stock has been duly authorized, validly issued, fully paid and is nonassessable.

(b) Schedule 2.2(b) sets forth a true and complete list of the holders of all outstanding Company Options, which are held by them in the amounts set forth on Schedule 2.2(b) . Except as contemplated by this Agreement and except as set forth on Schedule 2.2(b), there are no options, warrants or other rights, voting agreements, arrangements or commitments of any character binding upon Company with respect to the issued or unissued capital stock of Company or obligating Company to issue or sell any shares of capital stock of or other equity interests in Company. There are no preemptive rights with regard to the capital stock of Company. Except as set forth on Schedule 2.2(b) and except for the transactions contemplated by this Agreement, there are no outstanding contractual obligations or other commitments or arrangements of Company to (A) repurchase, redeem or otherwise acquire any shares of capital stock of Company (or any interest therein), (B) provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity, (C) issue or distribute to any person any capital stock of Company, or (D) issue or distribute to holders of any of the capital stock of Company any evidences of indebtedness or assets of Company. All of the outstanding securities of Company have been issued and sold by Company in full compliance with applicable federal and state securities laws. The option granted under the Stock Option Agreement dated September 21, 2005 between Company and Mossimo Acquisition Corp. has been terminated.

2.3 Interests in Other Entities.

(a) Other than Modern Amusement, Inc. (the “Subsidiary”), Company has no direct or indirect subsidiaries. All of the capital stock of Subsidiary is owned by Company free and clear of any and all liens or encumbrances of any nature whatsoever. Other than Subsidiary, Company does not own any equity interest in any Person.

(b) Parent does not (a) own, directly or indirectly, of record or beneficially, any shares of voting stock or other equity securities of any other corporation engaged in the same or similar business to that Business engaged in by Company or its Subsidiary (other than not more than five percent (5%) of the publicly-traded capital stock of corporations engaged in such same or similar business held solely for investment purposes); (b) have any ownership interest, direct or indirect, of record or beneficially, in any unincorporated entity engaged in the same or similar business to the Business engaged in by Company or its Subsidiary; or (c) have any obligation, direct or indirect, present or contingent, (A) to purchase or subscribe for any interest in, advance or loan monies to, or in any way make investments in, any other person or entity engaged in the same or similar business to the Business engaged in by Company or its Subsidiary, or (B) to share any profits or capital investments or both from an entity engaged in the same or similar business to the Business engaged in by Company or its Subsidiary.

2.4 Authority.

(a) The execution and delivery by Company and Parent of this Agreement and of all of the agreements to be executed and delivered by Company and Parent pursuant hereto (collectively, the “Company Documents”), the performance by Company and Parent of its or his respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by Parent and have been duly and validly authorized by all necessary corporate action on the part of Company, and Company has all necessary corporate power and corporate authority with respect thereto, subject to approval of the Merger by Company’s stockholders. This Agreement is, and when executed and delivered by Company and Parent, each of the other agreements to be delivered by either or both of them pursuant hereto will be, the valid and binding obligations of Company and Parent, to the extent they are parties thereto, in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief, and other equitable remedies.

(b) The execution, delivery and performance of this Agreement by Company and the consummation of the Merger by Company require no material actions in respect of, or filing with, any governmental body, agency, official or authority other than (i) the filing of the Certificate of Merger in accordance with Delaware Law; (ii) the filing with the Securities and Exchange Commission (“SEC”) of the Proxy Statement (as defined in Section 4.7); or (iii) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and (iv) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

2.5 Noncontravention. Except as set forth on Schedule 2.5, neither the execution and delivery by Company or Parent of this Agreement or of any other Company Documents to be executed and delivered by either or both of them, nor the consummation of any of the transactions contemplated hereby or thereby, nor the performance by either or both of them of any of their respective obligations hereunder or thereunder, will (nor with the giving of notice or the lapse of time or both would) (a) conflict with or result in a breach of any provision of the Certificate of Incorporation or By-Laws of Company, each as amended to date, (b) give rise to a default, or any right of termination, cancellation or acceleration, or otherwise be in conflict with or result in a loss of contractual benefits to either Company, its Subsidiary or Parent, under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which any of them is a party or by which any of them or any of their respective assets may be bound, or, except as set forth on Schedule 2.5, require any consent, approval, notice or payment under the terms of any such document or instrument, (c) assuming compliance with the matters referred to in Section 2.4(b), violate any order, writ, injunction, decree, law, statute, rule or regulation of any court or governmental authority which is applicable to Company, Subsidiary or Parent, (d) result in the creation or imposition of any material lien, adverse claim, restriction, charge or encumbrance upon any of the assets of Company or its Subsidiary or the Company Common Stock, or (e) interfere with or otherwise adversely affect the ability of Acquisition Co. or the Surviving Corporation to carry on the Business after the Closing Date (as defined in Section 6) on substantially the same basis as is now conducted by Company and its Subsidiary. Company has obtained and has delivered to Acquisition Co. (i) the Mossimo Restated License Agreement by and between Company and Target Brands, Inc. (“TBI”) dated March 31, 2006, a true and correct copy of which has been delivered to Acquisition Co. (the “TBI License”) and (ii) the Mossimo Transition Services Agreement dated as of March 31, 2006, a true and correct copy of which has been delivered to Acquisition Co. (the “Transition Agreement” and collectively with the TBI License, the “Target Agreements”).

2.6 Financial Statements. Company has heretofore made available to Acquisition Co. copies of its audited consolidated financial statements for the three years ended December 31, 2005, including the Company’s audited balance sheet dated December 31, 2005 (the “Company Balance Sheet”), which have been prepared by Company and audited by KPMG, LLP (the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with generally accepted accounting principles in the United States, consistently applied (“U.S. GAAP”) and fairly present in all material respects the financial position of Company and its Subsidiary as at the date thereof and the results of the operations and cash flow for the periods indicated and, to the extent audited, are accompanied by the related unqualified opinions of KPMG, LLP, copies of which have been delivered to Acquisition Co. No report of auditors concerning such Company Financial Statements has been withdrawn or modified. The books and records of Company and its Subsidiary are complete and correct in all material respects, have been maintained in accordance with applicable material legal and accounting requirements, except for such failures as would not, individually or in the aggregate, have a Company Material Adverse Effect, and accurately reflect the basis for the financial condition, results of operations and cash flow of Company and its Subsidiary as set forth in the Company Financial Statements.

2.7 Absence of Undisclosed Liabilities. Neither Company nor its Subsidiary has any liabilities or obligations of any nature whatsoever, whether accrued, matured, unmatured, absolute, contingent, direct or indirect or otherwise, except (a) liabilities reflected or reserved against in the Company Balance Sheet, (b) liabilities incurred in the ordinary course of business since the date of the Company Balance Sheet or (c) liabilities described in Schedule 2.7 .

2.8 Absence of Changes. Since the date of the Company Balance Sheet and except as set forth in Schedule 2.8, Company and its Subsidiary have conducted the Business in the ordinary course of business, consistent with past practices and since such date there has not been (a) a Company Material Adverse Effect or any circumstance, event, occurrence or development that, individually or in the aggregate, has had or would have a Company Material Adverse Effect, (b) any waivers by Company or its Subsidiary of any right, or cancellations of any debt or claim, of substantial value, (c) any declarations, set asides or payments of any dividend or other distributions or payments in respect of the Company Common Stock, (d) any changes in the accounting principles or methods which are utilized by Company and its Subsidiary, (e) any amounts borrowed or any liabilities (absolute or contingent) incurred by Company or its Subsidiary, other than in the ordinary course of business, (f) any liens discharged or satisfied or any obligations or liabilities (absolute or contingent) paid by Company or its Subsidiary, other than in the ordinary course of business, (g) any material assets, either tangible or intangible, of Company or its Subsidiary mortgaged, pledged or subjected to a lien, other than in the ordinary course of business consistent with past practices, (h) any material tangible assets of Company sold, assigned or transferred, other than the sale of inventory in the ordinary course of business, (i) any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets of Company or its Subsidiary sold, assigned or transferred, (j) any losses of material property of Company or its Subsidiary, (k) any expenditures by Company or its Subsidiary of any material amount, or any bonuses or extraordinary salary increases, or (l) any amendments or terminations of any material agreement.

2.9 Litigation. Except as set forth on Schedule 2.9 or as otherwise disclosed in the Company SEC Reports (as defined in Section 2.25) filed prior to the date hereof, including the notes thereto, there are no material claims, suits or actions, or administrative, arbitration or other proceedings or governmental investigations, pending or, to Company’s Knowledge, threatened, against or relating to Company, its Subsidiary or the Parent. Except as set forth on Schedule 2.9, there are no judgments, orders, stipulations, injunctions, decrees or awards in effect which relate to Company or its Subsidiary, this Agreement, the transactions contemplated hereby, the Business or any of the assets of Company and/or its Subsidiary (collectively, “Assets”), the effect of which is (a) to limit, restrict, regulate, enjoin or prohibit any business practice of Company in any area, or the acquisition by Company of any properties, assets or businesses, or (b) otherwise adverse to the Business, any of the Assets or Company Common Stock. Except as set forth on Schedule 2.9, to Company’s Knowledge, no basis exists for the commencement of any claims, suits or actions, or administrative, arbitration or other proceedings or governmental investigations against Company or its Subsidiary. For purposes of this Agreement, Company’s “Knowledge” shall be the knowledge of each of (i) the current directors of Company or (ii) the current officers of Company set forth on Schedule 2.9, in each case after reasonable inquiry by such person of the currently employed Company personnel with senior executive or managerial responsibility for the matter in question.

2.10 No Violation of Law. Except as has not had or would not, individually or in the aggregate, have a Company Material Adverse Effect, neither Company nor its Subsidiary is engaging in any activity or omitting to take any action as a result of which it is in violation of any law, rule, regulation, zoning or other ordinance, statute, order, injunction or decree, or any other requirement of any court or governmental or administrative body or agency, applicable to Company or its Subsidiary, the Business or any of the Assets, including, but not limited to, the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such Act and the Exchange Act (the “Sarbanes-Oxley Act”); those relating to occupational safety and health matters; issues of environmental and ecological protection (e.g., the use, storage, handling, transport or disposal of pollutants, contaminants or hazardous or toxic materials or wastes, and the exposure of persons thereto); business practices and operations; labor practices; employee benefits; and zoning and other land use laws and regulations. To Company’s Knowledge, neither Company nor its Subsidiary nor any of their respective stockholders, officers, directors, employees, agents or representatives has made, directly or indirectly, with respect to the Assets or the Business, any illegal political contributions or payments from corporate funds, that were falsely recorded on the books and records of Company or its Subsidiary, payments from corporate funds to governmental officials in their individual capacities for the purpose of affecting their action or the action of the government they represent to obtain special concessions, illegal payments from corporate funds to obtain or retain business or payments from corporate funds to third parties in their individual capacities for the purpose of affecting their action or the action of the persons or entities that they represent to obtain special concessions. Except as disclosed in the Company SEC Reports, neither Company nor its Subsidiary has received any notice of violation by the staff of the SEC or any notice that the SEC will or intends to initiate an enforcement proceeding against Company or its Subsidiary. Company has heretofore made available to Acquisition Co. any and all correspondence of Company and/or Subsidiary to and from the SEC since January 1, 2000.

2.11 Properties; Assets. All plants, structures and equipment which are utilized in the Business, or are material to the condition (financial or otherwise) of Company and its Subsidiary, are owned or leased by Company or its Subsidiary and are in good operating condition and repair (ordinary wear and tear excepted), and are adequate and suitable for the purposes for which they are used and meet in all material respects all standards, clearances and ratings in effect on the date hereof in respect of those laws applicable thereto. Schedule 2.11 sets forth all (a) real property which is owned, leased (whether as lessor or lessee) or subject to contract or commitment of purchase or sale or lease (whether as lessor or lessee) by Company or its Subsidiary, or which is subject to a title retention or conditional sales agreement or other security device, and (b) tangible personal property which is owned, leased (whether as lessor or lessee) or subject to contract or commitment of purchase or sale or lease (whether as lessor or lessee) by Company or its Subsidiary with an individual value of $50,000 or more. Other than as set forth on Schedule 2.11, each of Company and its Subsidiary has good and marketable title to all of its respective Assets free and clear of all liens or encumbrances other than Permitted Liens. For purposes of this Section 2.11, “Permitted Liens” shall be defined to mean (i) liens for current Taxes and assessments not yet past due and (ii) all other liens that do not materially interfere with the conduct of the business of Company and its Subsidiary.

2.12 Intangibles. Schedule 2.12 identifies the Company Intangibles (as defined below), the ownership thereof and, if applicable, Company’s and/or its Subsidiary’s authority for use of the same, which Schedule is complete and correct in all material respects and encompasses: (A) all United States and foreign patents, trademarks and trade name registrations, trademarks and trade names, brandmarks and brand name registrations, servicemarks and servicemark registrations, assumed names and copyrights and copyright registrations, owned in whole or in part or used by Company or its Subsidiary, and all applications therefor (collectively, the “Marks”), (B) all domain names, fictitious and d.b.a. names, proprietary 800 and 888 prefix phone numbers, internet URLs and other similar identifiers and proprietary rights owned or used by Company or its Subsidiary (collectively, the “Proprietary Identifiers”), and (C) all licenses and other agreements to which Company or its Subsidiary is a party or otherwise bound which relate to any of the Intangibles or Company’s or its Subsidiary’s use thereof in connection with the Business (collectively, the “Licenses,” and together with the Marks and Proprietary Identifiers, the “Company Intangibles”). Neither Company nor its Subsidiary is in breach or violation of, and to Company’s Knowledge, no other party thereto is in breach or violation of, any of the terms of any of the aforesaid licenses and/or agreements in a manner that permits termination, adverse modification or material damage recovery. Except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect, (1) Company owns or is authorized to use in connection with the Business all of the Company Intangibles; (2) no proceedings have been instituted, are pending, or to Company’s Knowledge, are threatened, which challenge the rights of Company or its Subsidiary with respect to the Company Intangibles or their use thereof in connection with the Business and/or the Assets or the validity thereof, and there is no valid basis for any such proceedings with respect to Company Intangibles, and to Company’s Knowledge, there is no valid basis for any such proceedings with respect to Company Intangibles used by Company or its Subsidiary pursuant to a License; (3) neither Company’s nor its Subsidiary’s ownership of the Company Intangibles owned or purported to be owned by any of them nor the use of such Intangibles in connection with the Business and/or the Assets violates any laws, statutes, ordinances or regulations, or has at any time infringed upon or violated any rights of others, or, to Company’s Knowledge, is being infringed by others; (4) none of the Company Intangibles, or Company’s or its Subsidiary’s use thereof in connection with the Business and/or the Assets, is subject to any outstanding order, decree, judgment, stipulation or any lien, security interest or other encumbrance; and (5) except as set forth on Schedule 2.12, neither Company nor its Subsidiary has granted any license to third parties with regard to the Company Intangibles.

2.13 Systems and Software. Except as has not had and would not have a Company Material Adverse Effect, Company and its Subsidiary own or have the right to use pursuant to lease, license, sublicense, agreement or permission all computer hardware, software and information systems necessary for the operation of the Business as of the Closing Date (collectively, “Systems”). Each System owned or used by Company or its Subsidiary immediately prior to the Closing Date will be owned or available for use by Acquisition Co. on substantially identical terms and conditions immediately subsequent to the Closing Date. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each System owned by a third party and used by Company or its Subsidiary pursuant to lease, license, sublicense, agreement or permission, each of which is set forth on Schedule 2.13 : (a) the lease, license, sublicense, agreement or permission covering the System is legal, valid, binding, enforceable, and in full force and effect; (b) the lease, license, sublicense, agreement or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following the Merger; (c) Company and its Subsidiary are not, and to Company’s Knowledge, no other party to any such lease, license, sublicense, agreement or permission is, in breach or default, and no event has occurred which with notice or lapse of time or both would constitute a breach or default which would permit termination, modification or acceleration thereunder by the other party thereto; (d) no party to any such lease, license, sublicense, agreement or permission has repudiated any provision thereof; (e) neither Company nor its Subsidiary has granted any sublicense, sublease or similar right with respect to any such lease, license, sublicense, agreement or permission; and (f) Company’s and its Subsidiary’s use and continued use of such Systems owned by them does not and will not, and, to Company’s Knowledge, Company’s and its Subsidiary’s use and continued use of such Systems used by them pursuant to lease, license, sublicense, agreement or permission does not and will not, interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any intellectual property rights of third parties as a result of the continued operation of the Business.

2.14 Tax Matters.

(a) Each of Company and its Subsidiary has filed with the appropriate governmental agencies all Tax Returns (as defined herein), and has paid in full or contested in good faith or made adequate provision for the payment of, Taxes (as defined herein) due and owing (whether or not shown on any Tax Return) for all Tax periods ending on or prior to the date hereof. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. The provisions for Taxes set forth on the Company Balance Sheet included in the Company Financial Statements reflect and include adequate provisions for the payment in full of any and all Taxes for which each of Company and its Subsidiary is liable, whether to any governmental entity or to other persons (as, for example, under tax allocation agreements), not yet due for any and all periods up to and including the date of such Company Balance Sheet; and all Taxes for periods beginning thereafter through the Closing Date have been, or will be, paid when due or adequately reserved against on the books of Company and its Subsidiary. Each of Company and its Subsidiary has duly withheld all material payroll Taxes, FICA and other federal, state and local Taxes and other items required to be withheld by it from employee wages or otherwise with respect to any amounts paid to any employee, independent contractor, creditor, stockholder, or other third party, and has duly deposited the same in trust for or paid over to the proper taxing authorities and all IRS Forms W-2 and 1099s required to be filed with respect thereto have been properly completed and timely filed. Neither Company nor its Subsidiary has executed or filed with any taxing authority any currently effective agreement extending the periods for the assessment or collection of any Taxes. Except as set forth in Schedule 2.14, neither of Company nor its Subsidiary is a party to any pending action or proceeding by any governmental authority for the assessment or collection of Taxes and, to Company’s Knowledge, there is no threatened action or proceeding by any governmental authority for the assessment or collection of Taxes from or against Company or its Subsidiary. Except as set forth in Schedule 2.14, since December 31, 2000, the United States federal income Tax Returns of Company and its Subsidiary have not been audited by the Internal Revenue Service (the “IRS”) nor has any state, local or other taxing authority audited any Tax Returns (as hereinafter defined) of Company and/or its Subsidiary. Except as set forth in Schedule 2.14, there is no material tax dispute or claim concerning the Tax liability of Company or its Subsidiary either (a) raised or claimed by any taxing authority in writing, or (b) as to which Company has Knowledge. Schedule 2.14 lists all federal, state, local, and foreign Tax Returns filed with respect to Company and its Subsidiary for taxable periods ending on or after December 31, 2000, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of an audit. There is no tax lien, whether imposed by any Federal, state, county, local or foreign taxing authority, outstanding against the Assets, properties or Business of Company or its Subsidiary. Company is not a party to any tax sharing or allocation agreement. Neither Company nor its Subsidiary has been a member of an affiliated group filing a consolidated Federal income Tax Return (other than an affiliated group of which Company is or was the common parent) or has any liability for Taxes of another person (other than any other member of an affiliated group of which Company is or was the common parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Except as set forth on Schedule 2.14, no claim has been made by any taxing authority in a jurisdiction where Company or its Subsidiary does not file Tax Returns that it is or may be subject to taxation in that jurisdiction. Neither Company nor its Subsidiary has been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Company and its Subsidiary (i) have not made any payments; (ii) are not obligated to make any payments; nor (iii) are a party to any agreement that under certain circumstances could obligate them to make any payments that will not be deductible under Section 280G of the Code. Neither Company nor its Subsidiary has been the “distributing corporation” (within the meaning of Section 355(a)(1) of the Code) or the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) within the two-year period ending as of the date of this Agreement. Company and its Subsidiary have disclosed to the IRS on the appropriate Tax Returns any transaction listed in Treasury Regulation Section 1.6011-4(b) (“Reportable Transaction”) in which Company or its Subsidiary has participated. Company and its Subsidiary have retained all documents and other records pertaining to any Reportable Transaction in which they have participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents or other records which are related to any Reportable Transaction in which Company or its Subsidiary have participated but not listed in Treasury Regulation Section 1.6011-4(g). Neither Company nor its Subsidiary will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in accounting method for a taxable period ending on or prior to the Closing Date under Section 481(a) of the Code (or any corresponding provision of state, local or foreign income Tax law); (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law); (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.

(b) As used herein, the term “Taxes” or “Tax” means (i) any state, local or foreign income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, parking, payroll, withholding, unemployment compensation, social security, retirement or other tax of any nature; (ii) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, other fee or charge of any nature imposed by a governmental body; or (iii) any deficiency, interest or penalty imposed with respect to any of the foregoing.

(c) As used herein, “Tax Returns” means all returns and reports, amended returns, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents required to be filed or submitted to any governmental body with respect to the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of, or compliance with, any Tax.

(d) Company and its Subsidiary have, at the date of this Agreement, available to them an amount of net operating loss carryovers of at least $10,000,000 for federal income tax purposes and $8,000,000 for state income tax purposes. Company and its Subsidiary will have, at the Closing date, available to them an amount of net operating loss carryovers of at least $1,500,000 for federal income tax purposes. The amount of the aggregate net operating loss carryovers, and the periods in which such carryovers will expire for federal income tax purposes, is set forth on Schedule 2.14(d) hereof

(e) Except as set forth in the Company’s SEC Reports and Schedule 2.14(e), neither Company nor its Subsidiary is or has ever been a “personal holding company” and is not and has never been liable for the “personal holding company tax” under the Code, and has disputed and continues to dispute the IRS’ assertion of liability for such tax in its currently pending examination of the federal income tax returns of Company and its Subsidiary.

2.15 Banks; Powers of Attorney.

Schedule 2.15 is a complete and correct list showing (a) the names of each bank in which Company or its Subsidiary has an account or safe deposit box and the names of all persons authorized to draw thereon or who have access thereto, and (b) the names of all persons, if any, holding powers of attorney from Company or its Subsidiary.

2.16 Employee Arrangements. Schedule 2.16 is a complete and correct list and summary description of all (whether written, oral, or otherwise) (a) union, collective bargaining, employment, management, termination and consulting agreements to which Company or its Subsidiary is a party or otherwise bound; and (b) compensation plans and arrangements; bonus and incentive plans and arrangements; deferred compensation plans and arrangements; pension and retirement plans and arrangements; profit-sharing and thrift plans and arrangements; stock purchase and stock option plans and arrangements; hospitalization and other life, health or disability insurance or reimbursement programs; holiday, sick leave, severance, vacation, tuition reimbursement, personal loan and product purchase discount policies and arrangements; and other plans or arrangements providing for benefits for employees of Company or its Subsidiary. Said Schedule also lists separately, for each of Company and its Subsidiary, the names and compensation of (i) all employees of Company and (ii) all employees of its Subsidiary, as of March 31, 2006, including bonuses and other incentive compensation for the last two full fiscal years of Company. As of the date hereof, neither Company nor its Subsidiary has received any notice of termination from any of such persons, nor to Company’s Knowledge does any such employee intend to terminate his or her employment.

2.17 ERISA.

(a) Except as set forth on Schedule 2 . 17, neither Company nor its Subsidiary maintains or is obligated to contribute to an “employee pension benefit plan”, as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or “welfare benefit plan” as such term is defined in Section 3(1) of ERISA.

(b) Except as has not had or would not, individually or in the aggregate, have a Company Material Adverse Effect, each employee pension benefit plan set forth on Schedule 2.17 complies currently and has been maintained in compliance with its terms and, both as to form and in operation, with all requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such plans, including ERISA and the Code.

(c) Except as has not had or would not, individually or in the aggregate, have a Company Material Adverse Effect, each welfare benefit plan set forth on Schedule 2.17 complies currently and has been maintained in compliance with its terms and, both as to form and in operation, with all requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such plans, including ERISA and the Code. Company does not sponsor, maintain, or contribute to any welfare benefit plan that provides health or death benefits to former employees of Company other than as required by Section 4980B of the Code or other applicable laws.

(d) With respect to employee benefit plans of Company or its Subsidiary, Company and/or its Subsidiary, as the case may be, will have made, on or before the Closing Date, all payments required to be made by it on or before the Closing Date and will have accrued (in accordance with U.S. GAAP) as of the Closing Date all payments due but not yet payable as of the Closing Date, so there will not have been, nor will there be, any Accumulated Funding Deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies.

2.18 Certain Business Matters. Except as is set forth in Schedule 2.18, (a) there are no pending or, to Company’s Knowledge, threatened, labor negotiations, work stoppages or work slowdowns involving or affecting the Business, and no union representation questions exist, and there are no organizing activities, in respect of any of the employees of Company or its Subsidiary, (b) the product and service warranties given by Company and its Subsidiary or by which either or both of them is bound (complete and correct copies or descriptions of which have heretofore been delivered by Company to Acquisition Co.) entail no greater obligations than to Company’s Knowledge are customary in the Business, (c) none of Company, its Subsidiary or the Parent is a party to or bound by any agreement which limits the freedom of Company or its Subsidiary to compete in any line of business or with any person, or which is otherwise materially burdensome to Company or its Subsidiary, and (d) neither Company nor its Subsidiary is a party to or bound by any agreement in which any officer, director or stockholder of Company or its Subsidiary (or any affiliate of any such person) has, or had when made, a direct or indirect material interest.

2.19 Contracts. Schedule 2.19 is a complete and correct list of all contracts, commitments, obligations and understandings to which Company or its Subsidiary is a party or otherwise bound, other than those which may be anticipated to involve aggregate payments to or by Company or its Subsidiary of $50,000 (or the equivalent) or less calculated over the full term thereof. Complete and correct copies of all contracts, commitments, obligations and undertakings set forth on Schedule 2.19 attached to this Agreement have been furnished by Company to Acquisition Co. Except as expressly stated on Schedule 2.19, and as would not, individually or in the aggregate, have a Company Material Adverse Effect, (1) each of the agreements listed on the Schedules hereto is in full force and effect, neither Company nor its Subsidiary is, and to Company’s Knowledge, no other person or entity which is a party thereto or otherwise bound thereby is, in default thereunder; (2) no act or omission by Company or its Subsidiary has resulted in, and to Company’s Knowledge, no act or omission by any other party thereto has resulted in, any event, occurrence or condition which presently constitutes (or which with the giving of notice or the lapse of time or both would give rise to) a default or right of cancellation, acceleration or material loss of contractual benefits thereunder, (3) to Company’s Knowledge, all the covenants to be performed by any other party under such contract, commitment or agreement have been performed in all material respects; (4) to Company’s Knowledge, there has been no threatened cancellations thereof, and there are no outstanding disputes thereunder; and (5) none of such contracts, commitments obligations or understandings requires the consent, approval, order or any waiver by, or any other action of or with any person (as defined in Section 4.9), the payment of any penalty, the incurrence of any additional debt, liability or obligation of any nature whatsoever or the change of any term in connection with the Merger.

2.20 Governmental Approvals/Consents. Company and its Subsidiary currently hold all governmental and administrative consents, permits, approvals, licenses, certificates and franchises which are necessary for the operation of the Business and Assets, all of which are in full force and effect and will remain in full force and effect immediately following the Merger without the payment of any penalty or the incurrence of any additional debt, liability or obligation of any nature whatsoever or the change of any term and no violations of the terms thereof have heretofore occurred within the past three years or, to Company’s Knowledge, exist as of the date of this Agreement, except for such violations which have not had and would not individually, or in the aggregate, have a Company Material Adverse Effect.

2.21 Accounts Receivable; Inventory. The accounts receivable shown in the Company Balance Sheet arose in the ordinary course of business were fully earned by performance. and represented, as of the date of the Company Balance Sheet, bona fide claims against debtors for sales, leases, licenses and other charges. All accounts receivable of Company arising after the date of the Company Balance Sheet through the date of this Agreement arose in the ordinary course of business, were fully earned by performance and represent bona fide claims against debtors for sales, leases, licenses and other charges. Company believes that the amount carried for allowances, including, without limitation, markdowns, price protection, bad debt allowance and reserves, disclosed in the Company Balance Sheet is as of the date of this Agreement sufficient to provide for any losses which may be sustained on realization of the accounts receivable shown in the Company Balance Sheet.

2.22 Accounts Payable. All accounts payable of Company and its Subsidiary which are required by U.S. GAAP to be reflected in the Company Balance Sheet are reflected therein. Except as disclosed in Schedule 2.22, all accounts payable have arisen in the ordinary course of business and represent valid arms-length accounts payable of Company or its Subsidiary, as the case may be.

2.23 Customers and Suppliers; Loss of Business.

(a) Schedule 2.23 accurately identifies, and provides an accurate and complete breakdown of the revenues, amounts paid to or the value of goods received from, as applicable, each customer, licensee or other Person that individually accounted for more than $50,000 of consolidated gross revenues of Company in each of the last two fiscal years ended December 31, 2004.

(b) Neither Company nor Parent have received any notice (whether written or verbal) that the transactions contemplated by this Agreement will result in any material loss of business or reduction in volume with any of the present material customers or licensees of Company or its Subsidiary. There exists no actual or, to Company’s Knowledge, threatened termination, cancellation or material limitation of, or any materially adverse modification or change in, the business relationship between Company or its Subsidiary and any material customer or licensee of Company or its Subsidiary.

2.24 Insurance. Company and its Subsidiary maintain the policies of insurance (the “Insurance Policies”) set forth in Schedule 2.24, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.24 sets forth the name of the insurer under each Insurance Policy, the type of policy or bond, the coverage amount and any applicable deductible of the Insurance Policy, and other material provisions, as of the date hereof. All premiums due and payable on or prior to the date hereof under all Insurance Policies have been paid. Each of Company and its Subsidiary is in compliance with the terms of the Insurance Policies, and all Insurance Policies are in full force and effect. To Company’s Knowledge, there is no threatened termination of any Insurance Policy. Company has previously made available to Acquisition Co. a list of all material claims made under the Insurance Policies since December 31, 2003.

2.25 Regulatory Compliance; Information Supplied.

(a) Company has duly and timely filed all reports, statements, forms, schedules, registration statements, prospectuses, proxy statements and other documents required to be filed by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, since December 31, 2002 (“Company SEC Reports”). Each of the Company SEC Reports, at the time of its filing, complied in all material respects, and each of Company’s SEC Reports to be filed after the date hereof, shall comply in all material respects, with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents, and did not at the time filed, and will not, if filed subsequent to the date hereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made or will be made, not misleading.

(b) Each required form, report and document containing financial statements that Company has filed with or furnished to the SEC since July 31, 2002 was accompanied by the certifications required to be filed or furnished by Company’s Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. As of the date of this Agreement, neither Company nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. Company’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable Company to comply with, and the appropriate officers of Company to make all certifications required under, the Sarbanes-Oxley Act.

(c) The information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement (each as defined in Section 4.7) shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and (iii) the time of the Company Stockholders’ Meeting (as defined in Section 4.7), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. All documents that Company is responsible for filing with the SEC in connection with the Merger will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing sentence, no representation or warranty is made by Company with respect to statements made or incorporated by reference therein based on information supplied by Acquisition Co. or Acquisition Sub for inclusion or incorporation by reference in the Proxy Statement.

2.26 Board Approval; Vote Required. The Board of Directors of Company has by resolutions duly adopted at a meeting duly called and held, which resolutions, have not been subsequently rescinded, modified or withdrawn in any way, by unanimous vote duly (i) determined that this Agreement and the Merger and the transactions contemplated hereby are fair to and in the best interests of Company and its stockholders, (ii) approved this agreement and the Merger and the transactions contemplated hereby and declared their advisability, and (iii) recommend that the stockholders of Company approve this Agreement and the transactions contemplated hereby (the “Company Recommendation”) and directed that this Agreement be submitted for consideration by Company’s stockholders at the Company Stockholders’ Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote necessary to approve this Agreement and the transactions contemplated hereby. The approval of the Company Board of Directors constitutes approval of this Agreement as required under any applicable state takeover law and no such state takeover law is applicable to the Merger or the other transactions contemplated hereby, including, without limitation, the restrictions on business combinations contained in Section 203 of the DGCL.

2.27 Internal Accounting Controls; Disclosure Controls and Procedures. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance in all material respects that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. The Company has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of Company to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act. Company’s “disclosure controls and procedures” are reasonably designed to ensure that material information (both financial and non-financial) relating to the Company required to be disclosed by Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Company’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Company required by Section 302 of the Sarbanes-Oxley Act with respect to such reports.

2.28 Listing and Maintenance Requirements. The Company Common Stock is registered pursuant to the Exchange Act and is listed on The NASDAQ SmallCap Market, and Company has taken no action designed to terminate the registration of the Company Common Stock or delisting the Company Common Stock from The NASDAQ SmallCap Market. Company has not, in the two years preceding the date hereof, received notice (written or oral) from The NASDAQ SmallCap Market to the effect that Company is not in compliance with the listing or maintenance requirements thereof. Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of the Company Common Stock on The NASDAQ SmallCap Market.

2.29 Information as to Company. None of the representations or warranties made by Company or Parent in this Agreement is, or contained in any of the Company Documents to be executed or delivered pursuant hereto will be, when considered as a whole, false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3. Representations and Warranties as to Acquisition Co and Acquisition Sub.

Acquisition Co. and Acquisition Sub hereby jointly and severally represent and warrant to Company and Subsidiary as set forth in this Section 3.

3.1 Organization, Standing and Power. Each of Acquisition Co. and Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and corporate authority to (a) own, lease and operate its properties, (b) carry on its business as currently conducted by it and (c) execute and deliver, and perform under this Agreement and each other agreement and instrument to be executed and delivered by it pursuant hereto. Each of Acquisition Co. and Acquisition Sub is qualified to do business as a foreign corporation in each jurisdiction in which the character and location of the properties owned or leased by Acquisition Co., or the conduct of the business makes it necessary for it to qualify to do business as a foreign corporation, except where the failure to be so qualified, individually or in the aggregate, has not had or would not have an Acquisition Co. Material Adverse Effect. For purposes of this Agreement an “Acquisition Co. Material Adverse Effect” shall mean any change, effect or circumstance that (a) is or could reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations, condition or prospects (financial or otherwise), results of operations or the conduct of business of Acquisition Co. and Acquisition Sub, taken as a whole, other than such changes, effects or circumstances reasonably attributable to (i) economic conditions generally in the United States or foreign economies in any locations where Acquisition Co. or its subsidiaries has material operations or sales; (ii) conditions generally affecting the industries in which Acquisition Co. or its subsidiaries participate; provided, with respect to clauses (i) and (ii), the changes, effects or circumstances do not have a materially disproportionate effect (relative to other industry participants) on Acquisition Co. or its subsidiaries; (iii) the announcement or pendency of the Merger ; (iv) any action taken with the Company’s express written consent; (v) any change in the trading price of Acquisition Co.’s Common Stock in and of itself; or (vi) any failure, in and of itself, by Acquisition Co. to meet internal or other estimates predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to clauses (v) and (vi), the facts or circumstances giving rise or contributing to such change in trading price or failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, an Acquisition Co. Material Adverse Effect); or (b) prevents or materially delays Acquisition Co. from consummating the Merger and the other transactions contemplated by this Agreement.

3.2 Capitalization.

(a) The authorized capital stock of Acquisition Co. consists of 75,000,000 shares of Acquisition Co. Common Stock, 35,734,616 of which shares are issued and outstanding, and 5,000,000 shares of preferred stock, $.001 par value (the “Acquisition Co. Preferred Stock”), none of which is issued and outstanding. All of the Acquisition Co. Common Stock and Acquisition Co. Preferred Stock has been duly authorized, validly issued, fully paid and is nonassessable.

(b) Except as set forth on Schedule 3.2, there are no options, warrants or other rights, agreements, arrangements or commitments of any character binding upon Acquisition Co. with respect to the issued or unissued capital stock of Acquisition Co. or obligating Acquisition Co. to issue or sell any shares of capital stock of or other equity interests in Acquisition Co. There are no preemptive rights with regard to the capital stock of Acquisition Co. Except as set forth on Schedule 3.2 and except for the transactions contemplated by this Agreement, there are no outstanding contractual obligations or other commitments or arrangements of Acquisition Co. to (A) repurchase, redeem or otherwise acquire any shares of capital stock of Acquisition Co. (or any interest therein), (B) provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity, (C) issue or distribute to any person any capital stock of Acquisition Co., or (D) issue or distribute to holders of any of the capital stock of Acquisition Co. any evidences of indebtedness or assets of Acquisition Co. All of the outstanding securities of Acquisition Co. have been issued and sold by Acquisition Co. in full compliance with applicable federal and state securities laws.

3.3 Interests in Other Entities. Other than Acquisition Sub, Acquisition Co. has no direct or indirect subsidiaries except as set forth in Acquisition Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Acquisition Co. Form 10-K”). Other than Acquisition Sub and the subsidiaries set forth in the Acquisition Co. Form 10-K, Acquisition Co. does not own any equity interest in any Person.

3.4 Authority.

(a) The execution and delivery by each of Acquisition Co. and Acquisition Sub of this Agreement and of all of the agreements to be executed and delivered by Acquisition Co. and Acquisition Sub pursuant hereto (collectively, the “Acquisition Co. Documents”), the performance by Acquisition Co. and Acquisition Sub of their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Acquisition Co. and Acquisition Sub and Acquisition Co. and Acquisition Sub have all necessary corporate power and corporate authority with respect thereto. This Agreement is, and when executed and delivered by Acquisition Co. and Acquisition Sub, each of the other agreements to be delivered by either or both of them pursuant hereto will be, the valid and binding obligations of Acquisition Co. and Acquisition Sub, to the extent they are parties thereto, in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief, and other equitable remedies. Acquisition Co. has determined that it is in the best interests of Acquisition Co. and its stockholders for Company to be merged with and into Acquisition Sub upon the terms and subject to the conditions set forth herein, including the disposition of Subsidiary as contemplated by Section 4, and believes that the price to be paid by Parent for the shares of Subsidiary represents the fair value thereof.

(b) The execution, delivery and performance of this Agreement by Acquisition Co. and Acquisition Sub and the consummation of the Merger by Acquisition Co. require no material actions in respect of, or filing with, any governmental body, agency, official or authority other than (i) the filing of the Certificate of Merger in accordance with Delaware Law; (ii) the filing with the SEC of the Registration Statement; (iii) the filing of an additional listing application with NASDAQ in respect of the Acquisition Co. Common Stock to be registered pursuant to the Registration Statement; or (iv) compliance with any applicable requirements of the Exchange Act and expiration or termination of the applicable waiting period under the HSR Act.

3.5 Noncontravention. Except as set forth on Schedule 3.5, neither the execution and delivery by Acquisition Co. or Acquisition Sub of this Agreement or of any other Acquisition Co. Documents to be executed and delivered by either or both of them, nor the consummation of any of the transactions contemplated hereby or thereby, nor the performance by either or both of them of any of their respective obligations hereunder or thereunder, will (nor with the giving of notice or the lapse of time or both would) (a) conflict with or result in a breach of any provision of the Certificate of Incorporation or By-Laws of Acquisition Co. or Acquisition Sub, each as amended to date, (b) give rise to a default, or any right of termination, cancellation or acceleration, or otherwise be in conflict with or result in a loss of contractual benefits to either or both of them, under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which either or both of them is a party or by which either or both of them or any of their respective assets may be bound, or, except as set forth on Schedule 3.5, require any consent, approval, notice or payment under the terms of any such document or instrument, (c) assuming compliance with the matters referred to in Section 3.4(b), violate any order, writ, injunction, decree, law, statute, rule or regulation of any court or governmental authority which is applicable to Acquisition Co. or Acquisition Sub, or (d) result in the creation or imposition of any lien, adverse claim, restriction, charge or encumbrance upon any of the material assets of Acquisition Co. or the Acquisition Co. Common Stock. Except as stated on Schedule 3.5, failure to obtain any such consent or the effect of any item described in (b) or (d) has not had or would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect.

3.6 Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Acquisition Co. SEC Reports (as defined in Section 3.16 ) was, or will be, prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented, or will present, fairly the consolidated financial position, results of operations and cash flows of Acquisition Co. and the consolidated subsidiaries of Acquisition Co. as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which did not and would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect). No report of auditors in such SEC Reports has been withdrawn or modified. The books and records of Parent and each of its subsidiaries are complete and correct in all material respects and have been, and are being, maintained in accordance with applicable material legal and accounting requirements, except for such failures as would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect.

3.7 Absence of Undisclosed Liabilities. Acquisition Co. has no liabilities or obligations of any nature whatsoever, whether accrued, matured, unmatured, absolute, contingent, direct or indirect or otherwise, except (a) liabilities or obligations reflected in the Acquisition Co. Balance Sheet, or (b) liabilities incurred in the ordinary course of business since December 31, 2005 which would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect.

3.8 Absence of Changes. Since the date of the Acquisition Co. Balance Sheet and except as set forth in Schedule 3.8, Acquisition Co. and its subsidiaries have operated in the ordinary course of business, consistent with past practices and since such date there has not been an Acquisition Co. Material Adverse Effect or any circumstance, event, occurrence or development that, individually or in the aggregate, has had or would have an Acquisition Co. Material Adverse Effect In particular, neither Acquisition Co,. nor any of its Subsidiaries has

(i) amended its certificate of incorporation or by-laws in any way or altered through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of Acquisition Co. or its subsidiaries;

(ii) adopted a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(iii) changed any accounting principles used by Acquisition Co.; or

(iv) authorized any of, or committed or agreed to take any of the foregoing actions.

3.9 Litigation. Except as set forth in the Acquisition Co. SEC Reports, filed prior to the date hereof, including the notes thereto, there are no material claims, suits or actions, or administrative, arbitration or other proceedings or governmental investigations, pending or, to Acquisition Co.’s Knowledge, threatened, against or relating to Acquisition Co., or any subsidiary of Acquisition Co. Except as set forth on Schedule 3.9, there are no judgments, orders, stipulations, injunctions, decrees or awards in effect which relate to Acquisition Co. or any of its subsidiaries, this Agreement or the transactions contemplated hereby, the effect of which is (a) to limit, restrict, regulate, enjoin or prohibit any business practice of Acquisition Co. or any of its subsidiaries in any area, or the acquisition by Acquisition Co. of any properties, assets or businesses, or (b) otherwise adverse to the business, any of the assets of Acquisition Co. or Acquisition Co. Common Stock. Except as set forth on Schedule 3.9, to Acquisition Co.’s Knowledge, no basis exists for the commencement of any claims, suits or actions, or administrative, arbitration or other proceedings or governmental investigations against Acquisition Co. or any of its subsidiaries. For purposes of this Agreement, Acquisition Co.’s “Knowledge” shall be the knowledge of each of (i) the current directors of Acquisition Co. or (ii) the current officers of Acquisition Co. set forth on Schedule 3.9, in each case after reasonable inquiry by such person of the currently employed Acquisition Co. personnel with senior executive or managerial responsibility for the matter in question.

3.10 No Violation of Law. Except as has not had or would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect, neither Acquisition Co. nor any of its subsidiaries is engaging in any activity or omitting to take any action as a result of which it is in violation of any law, rule, regulation, zoning or other ordinance, statute, order, injunction or decree, or any other requirement of any court or governmental or administrative body or agency, applicable to Acquisition Co. or any of its subsidiaries, including, but not limited to, the Sarbanes-Oxley Act; those relating to occupational safety and health matters; issues of environmental and ecological protection (e.g., the use, storage, handling, transport or disposal of pollutants, contaminants or hazardous or toxic materials or wastes, and the exposure of persons thereto); business practices and operations; labor practices; employee benefits; and zoning and other land use laws and regulations. To Acquisition Co.’s Knowledge, neither Acquisition Co. nor any of its subsidiaries nor any of their respective stockholders, officers, directors, employees, agents or representatives has made, directly or indirectly, with respect to its assets, any illegal political contributions or payments from corporate funds, that were falsely recorded on the books and records of Acquisition Co. or any of its subsidiaries, payments from corporate funds to governmental officials in their individual capacities for the purpose of affecting their action or the action of the government they represent to obtain special concessions. Neither Acquisition Co. nor any of its subsidiaries has received any notice of violation by the staff of the SEC or any notice that the SEC will or intends to initiate an enforcement proceeding against Acquisition Co. or any of its subsidiaries.

3.11 Properties; Assets. All plants, structures, and equipment which are utilized in Acquisition Co. and its subsidiaries’ operations, or are material to the condition (financial or otherwise) of Acquisition Co., are owned or leased by Acquisition Co. or its subsidiaries and are in good operating condition and repair (ordinary wear and tear excepted), and are adequate and suitable for the purposes for which they are used and meet in all material respects and standards, clearances and ratings in effect on the date hereof in respect of those laws applicable thereto. The Acquisition Co. SEC Reports set forth (a) all material real property which is owned, leased (whether as lessor or lessee) or subject to contract or commitment of purchase or sale or lease (whether as lessor or lessee) by Acquisition Co. or its subsidiaries, or which is subject to a title retention or conditional sales agreement or other security device, and (b) tangible personal property which is owned, leased (whether as lessor or lessee) or subject to contract or commitment of purchase or sale or lease (whether as lessor or lessee) by Acquisition Co. or its subsidiaries with an individual value of $50,000 or more. Acquisition Co. has title to all material assets thereof except as disclosed in the Acquisition Co. SEC Reports.

3.12 Intangibles. Except as has not had and would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect, (1) Acquisition Co. and its subsidiaries own or are authorized to use in connection with their business all of the intellectual property that is relevant or necessary to the conduct of the business of Acquisition Co. and its subsidiaries (the “Acquisition Co. Intangibles”); (2) no proceedings have been instituted, are pending, or to Acquisition Co.’s Knowledge, are threatened, which challenge the rights of Acquisition Co. or any of its subsidiaries with respect to the Acquisition Co. Intangibles or their use thereof in connection with their respective businesses or the validity thereof, and there is no valid basis for any such proceedings with respect to Acquisition Co. Intangibles or its subsidiaries, and to Acquisition Co.’s Knowledge, there is no valid basis for any such proceedings with respect to Acquisition Co. Intangibles or its subsidiaries pursuant to any license; (3) neither Acquisition Co.’s nor any of its subsidiaries’ ownership of the Acquisition Co. Intangibles owned or purported to be owned by any of them nor the use of such Intangibles in connection with their respective businesses violates any laws, statutes, ordinances or regulations, or has at any time infringed upon or violated any rights of others, or, to Acquisition Co.’s Knowledge, is being infringed by others; and (4) none of the Acquisition Co. Intangibles, or Acquisition Co.’s or its subsidiaries use thereof in connection with their respective businesses, is subject to any outstanding order, decree, judgment, stipulation or any lien, security interest or other encumbrance.

3.13 Tax Matters.

(a) Each of Acquisition Co. and its Acquisition Sub has filed with the appropriate governmental agencies all material Tax Returns (as defined herein), and has paid in full or contested in good faith or made adequate provision for the payment of, material Taxes (as defined herein) due and owing (whether or not shown on any Tax Return) for all Tax periods ending on or prior to the date hereof. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. The provisions for Taxes which will be set forth on the balance sheet included in the Acquisition Co.’s financial statements reflect and include adequate provisions for the payment in full of any and all material Taxes for which each of Acquisition Co. and its subsidiaries is liable, whether to any governmental entity or to other persons (as, for example, under tax allocation agreements), not yet due for any and all periods up to and including the date of such Acquisition Co. balance sheet; and all Taxes for periods beginning thereafter through the Closing Date have been, or will be, paid when due or adequately reserved against on the books of Acquisition Co. and its Acquisition Sub. Each of Acquisition Co. and its Acquisition Sub has duly withheld all material payroll Taxes, FICA and other federal, state and local Taxes and other items required to be withheld by it from employee wages or otherwise with respect to any amounts paid to any employee, independent contractor, creditor, stockholder, or other third party, and has duly deposited the same in trust for or paid over to the proper taxing authorities and all IRS Forms W-2 and 1099s required to be filed with respect thereto have been properly completed and timely filed. Neither Acquisition Co. nor its Acquisition Sub has executed or filed with any taxing authority any currently effective agreement extending the periods for the assessment or collection of any Taxes. Except as set forth in Schedule 3.13, neither of Acquisition Co. nor its Acquisition Sub is a party to any pending action or proceeding by any governmental authority for the assessment or collection of Taxes and, to Acquisition Co.’s Knowledge, there is no threatened action or proceeding by any governmental authority for the assessment or collection of Taxes from or against Acquisition Co. or its Acquisition Sub. Except as set forth in Schedule 3.13, since December 31, 2000, the United States federal income Tax Returns of Acquisition Co. and its Acquisition Sub have not been audited by the IRS nor has any state, local or other taxing authority audited any Tax Returns of Acquisition Co. and/or its Acquisition Sub. Except as set forth in Schedule 3.13, there is no material tax dispute or claim concerning the Tax liability of Acquisition Co. or its Acquisition Sub either (a) raised or claimed by any taxing authority in writing, or (b) as to which Acquisition Co. has Knowledge. Neither Acquisition Co. nor its Acquisition Sub has been a member of an affiliated group filing a consolidated Federal income Tax Return (other than an affiliated group of which Acquisition Co. is or was the common parent) or has any liability for Taxes of another person (other than any other member of an affiliated group of which Acquisition Co. is or was the common parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. No claim has been made by any taxing authority in a jurisdiction where Acquisition Co. or its Acquisition Sub does not file material Tax Returns that it is or may be subject to taxation in that jurisdiction. Neither Acquisition Co. nor its Acquisition Sub has been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Acquisition Co. and its Acquisition Sub have disclosed to the IRS on the appropriate Tax Returns any transaction listed in Treasury Regulation Section 1.6011-4(b) in which Acquisition Co. or its Acquisition Sub has participated. Acquisition Co. and its Acquisition Sub have retained all documents and other records pertaining to any Reportable Transaction in which they have participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents or other records which are related to any Reportable Transaction in which Acquisition Co. or its Acquisition Sub have participated but not listed in Treasury Regulation Section 1.6011-4(g).

3.14 Governmental Approvals/Consents. Acquisition Co. and its subsidiaries currently hold all governmental and administrative consents, permits, approvals, licenses, certificates and franchises which are necessary for the operation of their respective businesses, all of which are in full force and effect and will remain in full force and effect immediately following the Merger without the payment of any penalty or the incurrence of any additional debt, liability or obligation of any nature whatsoever or the change of any term and no violations of the terms thereof have heretofore occurred within the past three years or, to Acquisition Co.’s Knowledge, exist as of the date of this Agreement, except for such violations which have not had or would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect.

3.15 ERISA.

Except as set forth on Schedule 3.15, neither Acquisition Co. nor any subsidiary maintains or is obligated to contribute to an “employee pension benefit plan”, as such term is defined in Section 3(2) of ERISA, or any “welfare benefit plan” as such term is defined in Section 3(1) of ERISA.

Except as has not had or would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect, each employee pension benefit plan set forth on Schedule 3.15 complies currently and has been maintained in compliance with its terms and, both as to form and in operation, with all requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such plans, including ERISA and the Code.

Except as has not had or would not, individually or in the aggregate, have an Acquisition Co. Material Adverse Effect, each welfare benefit plan set forth on Schedule 3.15 complies currently and has been maintained in compliance with its terms and, both as to form and in operation, with all requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such plans, including ERISA and the Code. Acquisition Co. does not sponsor, maintain, or contribute to any welfare benefit plan that provides health or death benefits to former employees of Acquisition Co. other than as required by Section 4980B of the Code or other applicable laws.

3.16 Regulatory Compliance; Information Supplied.

Acquisition Co. has duly and timely filed all reports, statements, forms, schedules, registration statements, prospectuses, proxy statements, and other documents required to be filed by it with the SEC pursuant to the Exchange Act or the Securities Act, as the case may be, since December 31, 2002 (“Acquisition Co. SEC Reports”). Except as disclosed therein, each of the Acquisition Co. SEC Reports, at the time of its filing, complied in all material respects, and each Acquisition Co.’s SEC Reports to be filed after the date hereof, shall comply in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents, and did not, at the time filed, and will not, if filed subsequent to the date hereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as disclosed in the Acquisition Co. SEC Reports, neither Company nor any of its Subsidiaries has received any notice of violation by the staff of the SEC or any notice that the SEC will or intends to initiate an enforcement proceeding against Company or any of its Subsidiaries.

Each required form, report and document containing financial statements that Acquisition Co. has filed with or furnished to the SEC since July 31, 2002 was accompanied by the certifications required to be filed or furnished by Acquisition Co.’s Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. As of the date of this Agreement, neither Acquisition Co. nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. Acquisition Co.’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable Acquisition Co. to comply with, and the appropriate officers of Acquisition Co. to make all certifications required under, the Sarbanes-Oxley Act.

The information supplied or to be supplied by the Acquisition Co. for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Company and (iii) the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. All documents that the Acquisition Co. is responsible for filing with the SEC in connection with the Merger will comply as to form and substance with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing sentence, no representation or warranty is made by Acquisition Co. with respect to statements made or incorporated by reference therein based on information supplied by Company for inclusion or incorporation by reference in the Registration Statement.

3.17 Internal Accounting Controls. Acquisition Co. maintains a system of internal accounting controls sufficient to provide reasonable assurance in all material respects that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. Acquisition Co. has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of Acquisition Co. to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act. Acquisition Co.’s “disclosure controls and procedures” are reasonably designed to ensure that material information (both financial and non-financial) relating to Acquisition Co. required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Acquisition Co.’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Acquisition Co. required by Section 302 of the Sarbanes-Oxley Act with respect to such reports

3.18 Listing and Maintenance Requirements. Acquisition Co.’s Common Stock is registered pursuant to the Exchange Act and is listed on The NASDAQ National Market, and Acquisition Co. has taken no action designed to terminate the registration of Acquisition Co. Common Stock or delisting Acquisition Co. Common Stock from The NASDAQ National Market. Acquisition Co. has not, in the two years preceding the date hereof, received notice (written or oral) from The NASDAQ National Market to the effect that Acquisition Co. is not in compliance with the listing or maintenance requirements thereof. Acquisition Co. is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of Acquisition Co.’s Common Stock on The NASDAQ National Market.

3.19 Financing. Acquisition Co. has delivered a copy of the commitment letter dated April 1, 2006 (the “Commitment Letter”) from UCC Consulting Corporation pursuant to which the parties thereto have committed, subject to the terms and conditions set forth therein, to provide financing up to $57,000,000 in connection with the Merger (the “Financing”). The Financing, together with cash available from Acquisition Co. and available cash from Company, following the Effective Time, will provide sufficient funds to consummate the Merger and pay all related fees and expenses. As of the date of this Agreement, Acquisition Co. has no reason to believe that any of the conditions to funding under the Commitment Letter will not be satisfied or that the funds from the Financing will not be available on a timely basis for the Merger.

3.20 Information as to Acquisition Co. None of the representations or warranties made by Acquisition Co. or Acquisition Sub in this Agreement is, or contained in any of the Acquisition Co. Documents to be executed and delivered pursuant hereto will be, false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4. Certain Covenants.

4.1 Public Announcements. Acquisition Co. and Company agree that the joint press release set forth in Exhibit D hereto shall be released to the public immediately upon execution hereof. Acquisition Co. and Company will consult with each other before issuing any other press release or making any other public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or applicable stock exchange or NASDAQ regulations, will not issue any such press release or make any such public statement prior to such consultation.

4.2 Brokers. Except for fees and expenses payable by Company to B. Riley & Co., each of Acquisition Co. on the one hand, and Company and the Parent on the other hand, represents and warrants to the other that no broker or finder was engaged or dealt with in connection with any of the transactions contemplated by this Agreement.

4.3 Investigation; Confidentiality. Between the date of this Agreement and the earlier of the termination of this Agreement in accordance with the provisions of Section 7.1 hereof or the Closing Date, each of Acquisition Co. and Company may, directly and through their representatives, make such investigation of the other party and its Business and Assets as it deems necessary or advisable, but such investigation shall not affect any of the representations and warranties contained herein or in any instrument or document delivered pursuant hereto. In furtherance of the foregoing, each of Acquisition Co. and Company and their representatives shall have reasonable access, during normal business hours after the date hereof, to all properties, books, contracts, commitments and records of the other, and each party shall furnish to the other party and its representatives such financial and operating data and other information as may from time to time be reasonably requested relating to the transactions contemplated by this Agreement. Each party and its management, employees, accountants and attorneys shall cooperate fully with the other and its representatives in connection with such investigation. With respect to information disclosed pursuant to this Section 4.3, the parties hereto shall comply with, and cause their respective representatives to comply with, all of their respective obligations under that certain Mutual Confidentiality Agreement previously executed by Company and Acquisition Co. (the “Confidentiality Agreement”).

4.4 Consummation of Transaction. Each of the parties hereto hereby agrees to use its best efforts to cause all conditions precedent to its obligations (and to the obligations of the other parties hereto to consummate the transactions contemplated hereby) to be satisfied, including, but not limited to, using best efforts to obtain all required (if so required by this Agreement) consents, waivers, amendments, modifications, approvals, authorizations, notations and licenses; provided, however, that nothing herein contained shall be deemed to modify any of the absolute obligations imposed upon any of the parties hereto under this Agreement or any agreement executed and delivered pursuant hereto. Acquisition Co. will keep available sufficient unissued shares to allow it to issue all the Acquisition Co. Common Stock to be delivered under this Agreement as the Common Stock Consideration and Additional Merger Consideration .

4.5 Cooperation/Further Assurances.

(a) Each of the parties hereto hereby agrees to fully cooperate with the other parties hereto in preparing and filing any notices, applications, reports and other instruments and documents which are required by, or which are desirable in the reasonable opinion of any of the parties hereto, or their respective legal counsel, in respect of, any statute, rule, regulation or order of any governmental or administrative body in connection with the transactions contemplated by this Agreement.

(b) Each of the parties hereto hereby further agrees to execute, acknowledge, deliver, file and/or record, or cause such other parties to the extent permitted by law to execute, acknowledge, deliver, file and/or record such other documents as may be required by this Agreement and as Acquisition Co. and/or Acquisition Sub, on the one hand, and/or Company and/or the Parent, on the other, or their respective legal counsel may, reasonably require in order to document and carry out the transactions contemplated by this Agreement.

(c) Each of the parties hereto shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of any Tax Returns of Company or its Subsidiary or relating to the Business and any audit, litigation or other proceeding with respect to Taxes of Company or its Subsidiary or relating to the Business. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parent and Company agree (A) to retain all books and records currently in its possession with respect to Tax matters pertinent to Company relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Acquisition Co. or Company of any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any governmental agency; and (B) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books or records and if another party so requests, to allow such other party to take possession of such books and records. Acquisition Co. shall prepare and file, or shall cause Company to prepare and file, all Tax Returns of Company which have a filing due date subsequent to the Closing Date, but which relate to Tax periods ending on or prior to the Closing Date or to a straddle period. Prior to the filing of any of the foregoing Tax Returns with the applicable Tax authority, Acquisition Co. or Company, as applicable, shall deliver a copy of such Tax Return to Parent sufficiently in advance of the filing due date to allow Parent a reasonable opportunity to review and comment thereon. From and after the Closing, Company shall not file (and Acquisition Co. shall not permit the filing of) any amendment of or supplement to any Tax Return previously filed by Company on or prior to the Closing Date without the prior written consent of Parent, which consent shall not be unreasonably withheld.

(d) Acquisition Co. and Parent further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and all Treasury Department Regulations promulgated thereunder.

4.6 Accuracy of Representations. Each party hereto agrees that prior to the Closing Date it will enter into no transaction and take no action, and will use its best efforts to prevent the occurrence of any event (but excluding events which occur in the ordinary course of business and events over which such party has no control), which would result in any of its representations, warranties or covenants contained in this Agreement or in any agreement, document or instrument executed and delivered by him or it pursuant hereto not to be true and correct, or not to be performed as contemplated, after the occurrence of such transaction or event.

4.7 Company Stockholder Approval; Proxy Statement; Acquisition Co. Registration Statement.

(a) The Company, acting through its Board of Directors, shall: (i) duly call a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of voting and approving the Merger and the other transactions contemplated by this Agreement (the “Company Stockholders’ Approval”); (ii) hold the Company Stockholders’ Meeting as soon as practicable following the date the Proxy Statement (as defined below) is cleared by the SEC, and (iii) subject to its fiduciary duties under applicable law, recommend to its stockholders the approval and adoption of this Agreement and the transactions contemplated hereby and take all reasonable and lawful action to solicit and obtain such approval and adoption (the “Company Recommendation”) and, subject to Section 4.9 hereof, shall not withdraw or adversely modify such recommendation, and the Proxy Statement (as defined below) shall contain such recommendation. The record date for the Company Stockholders’ Meeting shall be a date chosen by the Board of Directors of the Company.

(b)  As soon as practicable after the execution of this Agreement, (i) Company shall prepare and file a proxy statement (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”) with the SEC with respect to the Company Stockholders’ Meeting and (ii) Acquisition Co. shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the shares of Acquisition Co. Common Stock to be issued to the stockholders of the Company in connection with the Merger. Acquisition Co. and Company will notify each other of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and will supply each other with copies of all correspondence between each other or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Registration Statement. Each party shall give the other party and its counsel the opportunity to review the Proxy Statement prior to it being filed with the SEC and shall give the other and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Acquisition Co. and Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. Each of Acquisition Co. and Company agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. Acquisition Co. and Company shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Acquisition Co. shall take all or any action reasonably required under any applicable federal or state securities laws in connection with such actions and the preparation of the Registration Statement. As promptly as practicable after the Registration Statement shall have become effective, Company shall mail the Proxy Statement to its stockholders. If at any time prior to the approval of this Agreement by Company’s stockholders there shall occur any event which must be set forth in an amendment or supplement to the Proxy Statement, Company and Acquisition Co. will jointly prepare and Company shall mail to its stockholders such an amendment or supplement. No filing of an amendment or supplement to the Proxy Statement or the Registration Statement shall be made without the prior written consent of the other party, such consent not to be unreasonably withheld.

(c)  Conduct of Business; Notification of Certain Matters . (a) Company covenants and agrees as to itself and its Subsidiary, and Parent covenants and agrees to cause Company, except as specifically permitted by any other provision of this Agreement, to conduct the Business during the period from the date of this Agreement to the Closing Date only in the ordinary course and in a manner consistent with past practice and in compliance with applicable laws, and Company and Parent shall preserve intact Company’s and its Subsidiary’s business organizations, maintain and preserve the Assets, undertake Company’s and Subsidiary’s reasonable commercial efforts to keep available the services of the respective current officers, employees and consultants of Company and its Subsidiary and preserve the present goodwill of Company and its Subsidiary and their relationships with customers, suppliers and other persons with whom it has business relations. In addition to the foregoing, except as specifically permitted by any other provisions in this Agreement, Company (as to itself and its Subsidiary) shall not, nor shall Parent authorize Company or Subsidiary, between the date hereof and the Closing Date, directly or indirectly, to do any of the following without the prior written consent of Acquisition Co.:

(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of the Company Common Stock; split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; or purchase, redeem or otherwise acquire any shares of Company Common Stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; except pursuant to the exercise of existing Company Options, authorize for issuance, issue, deliver, sell or agree to commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of Company Common Stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities convertible securities or any other securities or equity equivalents;

(ii) increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of Company or Subsidiary who are not officers of the Company or Subsidiary, in the ordinary course of business, in accordance with past practice; enter into employment arrangements, other than in the ordinary course of business consistent with past practice, with any other employee of the Company or Subsidiary involving compensation in excess of $50,000; or establish, adopt, enter into, amend or terminate any written agreement or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

(iii) amend its Certificate of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of Company or Subsidiary;

(iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or corporation, partnership, joint venture, association or other business organization or division thereof; or any assets that are material, individually or in the aggregate, to Company, except purchases in the ordinary course of business consistent with past practice;

(v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of Company’s or Subsidiary’s properties or assets, except (A) sales or dispositions in the ordinary course of business consistent with past practice and (B) the sale of the capital stock of Subsidiary in accordance with Section 4.8(d) hereof ;

(vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Company, guarantee any debt securities of another person, or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice;

(vii) enter into, amend, modify or terminate any material agreement, contract or commitment;

(viii) expend funds for capital expenditures in excess of $50,000;

(ix) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(x) recognize any labor union (unless legally required to do so) or enter into or amend any collective bargaining agreement;

(xi) change any accounting principles used by Company, unless required by the Financial Accounting Standards Board;

(xii) make any tax election or settle or compromise any income tax liability or file any amended Tax Return or file any Tax Return prior to the last day (including extensions) prescribed by law, in the case of any of the foregoing, material to the business, financial condition or results of operations of Company and Subsidiary, taken as a whole;

(xiii) settle or compromise any litigation in which Company or Subsidiary is a defendant (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid, which payments are individually in an amount in excess of $50,000 and in the aggregate in an amount in excess of $100,000;

(xiv) modify or amend any existing insurance policy;

(xv) knowingly act in a manner intended to materially delay the consummation of the Merger or result in any of the conditions to the Merger set forth in Article 5 being satisfied; or

(xvi) authorize any of, or commit or agree to take any of the foregoing actions.

(d) Company and Parent shall give prompt notice to Acquisition Co. of (i) the occurrence, or nonoccurrence, or any event the occurrence, or nonoccurrence, of which would be likely to cause any representation contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date and (ii) any material failure of Company and/or Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Company and/or Parent hereunder; provided, however, that the delivery of any notice pursuant to this Subsection 4.8(b) shall not limit or otherwise affect the remedies available hereunder to Acquisition Co. and Acquisition Sub.

(e) within five (5) business days prior to the Closing Date, Acquisition Co. shall have received a schedule, certified by the chief financial officer of Company, reflecting Company’s good faith best estimate of the Adjusted Cash Balance, and the basis for such calculation (together with supporting documentation satisfactory to Acquisition Co.) (the “Adjusted Cash Statement”). During the period from Acquisition Co.’s receipt of the Adjusted Cash Statement until the Closing, Company and Parent shall give to Acquisition Co. and its agents such assistance and access to the assets, books and records of Company as Acquisition Co. and its agents shall reasonably request in order to enable them to (i) calculate and confirm the amount of the estimated Adjusted Cash Balance, and (ii) confirm that the actual Adjusted Cash Balance at Closing (less the Option Payments to be made pursuant to Section 1.4) will be not less than $17,000,000, it being acknowledged and agreed that in the event the Closing Cash Balance (less the Option Payments to be made pursuant to Section 1.4) is less than $17,000,000, the Cash Consideration shall be reduced in accordance with the terms and provisions of Section 1.3. Company and Parent further covenant and agree to not, during the period commencing on the date of receipt by Acquisition Co. of the Adjusted Cash Statement and ending on the Closing, increase the amount of the Adjusted Cash Balance through Funded Debt (as defined below). For purposes, hereof, “Funded Debt” shall mean all indebtedness for borrowed money issued, incurred, assumed or guaranteed of or by Company which would, in accordance with GAAP, be classified as funded indebtedness, but in any event “Funded Debt” shall include all indebtedness for borrowed money, whether secured or unsecured.

(f) Prior to the Closing, Parent shall acquire from the Company all of the capital stock of Subsidiary for a purchase price of $2,000,000 payable over four years and on terms and conditions reasonably acceptable to Acquisition Co.

4.8 Conduct of Business; Notification of Certain Matters. Acquisition Co. covenants and agrees as to itself and its subsidiaries, except as specifically permitted by any other provision of this Agreement, to conduct its business during the period from the date of this Agreement to the Closing Date only in the ordinary course and in a manner consistent with past practice and in compliance with applicable laws, and Acquisition Co. shall preserve intact Acquisition Co. and its subsidiaries business organizations, maintain and preserve their assets, undertake Acquisition Co. and its subsidiaries reasonable commercial efforts to keep available the services of the respective current officers, employees and consultants of Acquisition Co. and its subsidiaries and preserve the present goodwill of Acquisition Co. and its subsidiaries and their relationships with customers, suppliers and other persons with whom it has business relations. In addition to the foregoing, except as specifically permitted by any other provisions in this Agreement, Acquisition Co. (as to itself and its subsidiaries) shall not between the date hereof and the Closing Date, directly or indirectly, do any of the following without the prior written consent of Company and Parent:

(i) amend its certificate of incorporation or by-laws in any way adverse to Company or Parent or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of Acquisition Co. or its subsidiaries;

(ii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(iii) change any accounting principles used by Acquisition Co., unless required by the Financial Accounting Standards Board;

(iv) knowingly act in a manner intended to materially delay the consummation of the Merger or result in any of the conditions to the Merger set forth in Article 5 being satisfied; or

(v) authorize any of, or commit or agree to take any of the foregoing actions.

Acquisition Co. shall give prompt notice to Company of (i) the occurrence, or nonoccurrence, or any event the occurrence, or nonoccurrence, of which would be likely to cause any representation made by Acquisition Co. contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date and (ii) any material failure of Acquisition Co. to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Acquisition Co. hereunder; provided, however, that the delivery of any notice pursuant to this Subsection 4.9(b) shall not limit or otherwise affect the remedies available hereunder to Company.

4.9 No Solicitation of Transactions. Prior to the earlier of (A) the Closing Date or (B) the termination of this Agreement in accordance with the provisions of Section 7.1, neither Company, directly or indirectly, through any director, officer, employee, investment banker, financial advisor, attorney, accountant or other agent or representative of Company, nor Parent, directly or indirectly through any affiliate of Parent or otherwise, shall solicit, initiate or encourage the submission of proposals or offers from any person relating to any acquisition or purchase of all or any portion of the Company Common Stock, Assets (other than in the ordinary course of business) or Business of, or any equity interest in, Company, or any business combination with Company and other than with Acquisition Co. or any affiliate of Acquisition Co., participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Company and Parent shall, and shall cause any of their respective representatives or affiliates to, immediately cease and cause to be terminated or withdrawn any existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing (other than in respect of the transaction contemplated hereby). In addition, prior to the earlier of (A) the Closing Date or (B) termination of this Agreement in accordance with the provisions of Section 7.1, Parent agrees not to, directly or indirectly, through any affiliate of Parent or otherwise, reinstate or make any new tender offer to purchase shares of Company Common Stock or any other type of acquisition of all, or substantially all, of the capital stock or assets of Company, whether by merger or other type of business combination with Company. Company and the Parent shall promptly notify Acquisition Co. if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Acquisition Co., indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer. Notwithstanding the foregoing, the Board of Directors of Company shall be permitted (A) in response to an unsolicited bona fide written Acquisition Proposal (as hereinafter defined) from any Person (as hereinafter defined) received after the date of this Agreement, to recommend such Acquisition Proposal to its stockholders or withdraw or modify in any adverse manner the Company Recommendation, and (B) to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person received after the date of this Agreement, if and only to the extent that, in any such case described in the preceding clause (A) or (B), (i) the Board of Directors of Company shall have concluded in good faith that such Acquisition Proposal (x) in the case described in clause (A) above would, if consummated, constitute a Superior Proposal (as hereinafter defined), or (y), in the case described in clause (B) above, could reasonably be expected to constitute a Superior Proposal, (ii) the Board of Directors of Company shall have determined in good faith after consultation with outside legal counsel that such action is necessary for such Board of Directors to be deemed to have acted in a manner consistent with its fiduciary duties under the DGCL and (iii) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the Board of Directors shall have received from such Person an executed confidentiality agreement containing terms and provisions no less favorable to Company than those contained in the Confidentiality Agreement between Acquisition Co. and Company. Company shall, within one (1) business day, notify Acquisition Co. in writing of any and all such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives, which notice shall set forth the name(s) of such Person and the material terms and conditions of any Acquisition Proposals. Company shall keep Acquisition Co. fully and promptly informed of the status (including amendments or proposed amendments) of any such Acquisition Proposal. Nothing in this Section 4.10 shall permit Company to terminate this Agreement (except as specifically provided in Section 7.1(f) hereof). Nothing contained in this Agreement shall be deemed to restrict the parties from complying with Rule 14d-9 or 14e-2 under the Exchange Act.

“Acquisition Proposal” means any offer or proposal concerning any (a) merger, consolidation, business combination, or similar transaction involving Company, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Company representing 20% or more of the consolidated assets of Company and its Subsidiary, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of Company, (d) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of Company or (e) any combination of the foregoing (other than the Merger).

“Person” shall mean an individual, partnership (general or limited), corporation, joint venture, business trust, limited liability company, cooperative, association or other form of business organization (whether or not regarded as a business entity under applicable law), trust, estate or any other entity.

“Superior Proposal” means a bona fide Acquisition Proposal (except that references in the definition of Acquisition Proposal to “20%” shall be “50%”) that the Board of Directors of Company determines in its good faith business judgment (after consultation with its financial advisors of nationally recognized reputation and legal counsel) (i) would result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement (including any amendments hereto), and (ii) is, a proposal for which financing, to the extent required, is then fully committed or which, in the good faith judgment of Company’s Board of Directors (after consultation with financial advisors of nationally recognized reputation) is reasonably capable of being financed, and which is reasonably capable of being completed on the terms proposed.

4.10 Tax Free Reorganization Treatment. The parties hereto acknowledge that the Merger is intended to qualify for Tax purposes as a tax free reorganization within the meaning of Section 368 of the Code. The Company, Acquisition Co. and Acquisition Sub shall cooperate and use their best efforts for the Company to obtain the opinion of Blank Rome LLP in form and substance reasonably satisfactory to Company to the effect that the Merger will constitute a reorganization within the meaning of 368 of the Code (the “Tax Opinion”).

4.11 Record Retention. Parent agrees to retain all documents and other records for the appropriate period of time as set forth in Treasury Regulation Section 1.6011-4(g) which relate to any Reportable Transaction in which Company or its Subsidiary have participated in.

4.12 Affiliates. Company will use its reasonable best efforts to cause each director, executive officer and other Person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Company to deliver to Acquisition Co., as soon as practicable after the date of this Agreement, and prior to the date of Company Stockholders Meeting, a written agreement, in the form of Exhibit E .

4.13 Legal Conditions to Merger. Each of Acquisition Co. and Company shall take reasonable actions necessary to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger (which actions shall include, without limitation, filing and furnishing all information required under the HSR Act, and in connection therewith shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon either of them or any of their subsidiaries in connection with the Merger. Each of Acquisition Co. and Company shall, and shall cause its subsidiaries to (i) take reasonable actions necessary to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other third party, required to be obtained or made by Company, Acquisition Co. or any of their subsidiaries for any of the conditions set forth in Section 5 to be satisfied (any of the foregoing, an “Approval”) or the taking of any action required in furtherance thereof or otherwise contemplated thereby or by this Agreement, (ii) diligently oppose or pursue any rehearing, appeal or other challenge which may be available to it of any refusal to issue any Approval or of any order or ruling of any governmental entity which may adversely affect the ability of the parties hereto to consummate the Merger or to take any action contemplated by any Approval or by this Agreement until such time as such refusal to issue any Approval or any order or ruling has become final and non-appealable, and (iii) diligently oppose any objections to, appeals from or petitions to reconsider or reopen any Approval or the taking of any action contemplated thereby or by this Agreement. Notwithstanding the foregoing, neither Acquisition Co. nor Company shall be required to agree to waive any substantial rights to accept any substantial limitation on its operations or to dispose of any material assets in connection with obtaining any such consent, authorization, order, approval or exemption.

4.14 Class Action Suit. Prior to the Closing, Company and the Parent shall use their best efforts to either (i) have the class action lawsuit entitled “Company, Inc. Shareholder Litigation, Consolidated Civil Action No. 1246-N (the “Class Action Suit”) withdrawn and terminated with prejudice or (ii) settle the Class Action Suit to the reasonable satisfaction of Acquisition Co.

4.15 Parent Voting Restrictions; Lock Up.

(a) Parent hereby agrees to vote the shares of Company Common Stock owned or held of record by him in favor of the adoption of the Merger, provided, however, that Parent shall no longer be obligated to vote in favor of the Merger if Company’s Board of Directors withdraws its recommendation of the Merger and terminates this Agreement pursuant to Section 7.1(f) hereto.

(b) For a period of two years after the Effective Time, Parent hereby agrees to vote the shares of Acquisition Co. Common Stock to be received by Parent pursuant to this Agreement and any other shares of Acquisition Co. Common Stock owned or held of record by him in favor of matters approved by the Board of Directors of Acquisition Co. (the “Acquisition Co. Board”) or at the direction of the Acquisition Co. Board, in each case, in connection with all matters seeking Acquisition Co. stockholder approval, or to take all actions by written consent in lieu of any such meeting as directed by the Acquisition Co. Board, other than for Excluded Transactions until Parent no longer owns in the aggregate more than 1,000,000 shares of Acquisition Co. Common Stock (it being understood that this voting restriction does not apply to any of such shares sold) .“Excluded Transactions” shall mean any transaction or series of transactions that, directly or indirectly, (A) results in any holder of the shares receiving proportionately less or different consideration for any shares held by such holder or otherwise being treated disproportionately adversely than any other holder of Acquisition Co. Common Stock or other interests convertible, exchangeable or exercisable into shares of Acquisition Co. Common Stock; (B) has the effect of increasing the proportionate share of the outstanding Acquisition Co. Common Stock held by any affiliate of Acquisition Co, except as a result of (y) the issuance to such affiliate for fair value of any such shares of Acquisition Co. Common Stock on terms and conditions approved by the Acquisition Co., or (z) the issuance of equity securities of Acquisition Co to Acquisition Co.’s employees in the ordinary course of business pursuant to employee benefit plans or arrangements approved by the Acquisition Co. Board; (C) has an adverse effect on any existing employment, consulting or other arrangement between Acquisition Co. or any of its subsidiaries and any such holder or any affiliate of such holder of shares; or (D) would subject any holder of shares of Acquisition Co. Common Stock to liability under any applicable law. Parent hereby agrees and hereby agrees to cause Edwin Lewis (“Lewis”) to enter into a Lock-Up Agreement in substantially the form attached hereto as Exhibit F (the “Lock-Up Agreement”).

4.16 Indemnification; Insurance.

(a) If the Merger is consummated, then until the sixth anniversary of the Effective Time, Acquisition Co., Inc. will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company to its directors and officers as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to any indemnification provisions under Company’s Certificate of Incorporation or By-Laws as in effect on the date hereof and pursuant to any indemnification agreements between Company and such Company Indemnified Parties existing as of the date hereof (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time which are asserted after the Effective Time. In connection therewith Acquisition Co., Inc. will cause the Surviving Corporation to advance expenses to Company Indemnified Parties as incurred to the fullest extent provided for under the Company Indemnification Provisions, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Any claims for indemnification made under this Section 4.17 on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof. However, the foregoing covenants under this Section 4.17 shall not apply to any claim or matter that relates to a willful or intentional breach of a representation, warranty or covenant made by Company in connection with this Agreement or the transactions contemplated hereby.

(b) For a period of six years after the Effective Time, Acquisition Co., Inc. will cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms comparable to those applicable to the current directors and officers of Company; provided, however, that in no event will Acquisition Co., Inc. or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by Company for such coverage (or such coverage as available for such 150% of such annual premium).

(c) This Section shall survive the consummation of the Merger, is intended to benefit each Company Indemnified Party, shall be binding on all successor and assigns of the Surviving Corporation and Acquisition Co., Inc., and shall be enforceable by the Company Indemnified Parties.

5. Conditions of Merger.

5.1 Conditions to Obligations of Acquisition Co. and Acquisition Sub to Effect the Merger. The respective obligations of Acquisition Co. and Acquisition Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date (as defined in Section 6) of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of each of Company and the Parent contained in any Company Document delivered by either or both of them shall have been true and correct (without giving effect to any limitations as to “materiality” or “Company Material Adverse Effect” set forth therein) when made, and, in addition, as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except that those representations and warranties which by their express terms are made as of a specific date shall be required to be true and correct only as of such date, except when the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect.

(b) Performance of Agreements Each of Company and the Parent, as the case may be, shall have performed, observed and complied in all material respects with all of their obligations, covenants and agreements, and shall have satisfied or fulfilled in all material respects all conditions contained in any Company Document and required to be performed, observed or complied with, or to be satisfied or fulfilled, by Company or the Parent at or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall have been no event, development or state of facts that results in or would result in a Company Material Adverse Effect.

(d) Opinions of Counsel for Company and the Parent; Tax Opinion. Acquisition Co. and Acquisition Sub shall have (i) received an opinion of Paul, Hastings, Janofsky & Walker LLP, counsel for Company and Parent, dated the Closing Date, in substantially the form attached hereto as Exhibit G and (ii) the Tax Opinion.

(e) Litigation. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and no claim, suit, action, inquiry, investigation or proceeding in which it will be, or it is, sought to restrain, prohibit or change the terms of or obtain damages or other relief in connection with this Agreement or any of the transactions contemplated hereby, shall have been instituted or threatened by any person or entity, and which, in the reasonable judgment of Acquisition Co. (based on the likelihood of success and material consequences of such claim, suit, action, inquiry or proceeding), makes it inadvisable to proceed with the consummation of such transactions.

(f) Consents and Approvals. All consents, waivers, approvals, licenses and authorizations by third parties and all governmental and administrative authorities (including but not limited to, the expiration or early termination of the applicable waiting period under the HSR Act) required by Acquisition Co. as a precondition to the performance by Company and the Parent of their respective obligations hereunder (the “Consents”) shall have been obtained and shall be in full force and effect.

(g) No Termination. This Agreement shall not have been terminated pursuant to Section 7.

(h) Agreement for Creative Director Services. Parent shall have executed and delivered to Acquisition Co. a services agreement in substantially the form attached hereto as Exhibit H (the “Services Agreement”).

(i) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(j) The Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(k) NASDAQ Listing. The shares of Acquisition Co. Common Stock issuable to Company’s stockholders in the Merger shall have been approved for listing on The NASDAQ National Market, subject to official notice of issuance.

(l) Sarbanes-Oxley Certifications. Neither the Chief Executive Officer nor the Chief Financial Officer of Company shall have failed to provide, with respect to any Company SEC Reports after the date of this Agreement, any necessary certification in the form required under the Sarbanes-Oxley Act.

(m) Dissenting Shares. No more than 5% of the issued and outstanding Company Common Stock shall remain eligible to be Dissenting Shares.

(n) Company Option Plans. All Company Plan Options and all Company Option Plans shall have been cancelled and be of no further force or effect in accordance with Section 1.4 hereof.

(o) Employment Agreements. The employment agreements of Company with each of the individuals listed on Schedule 5.1(o ) shall have been terminated.

(p) Closing Certificates. Each of Company and the Parent shall have furnished Acquisition Co. with certificates executed by an executive officer, dated the Closing Date, to the effect that all conditions to be satisfied at or as of the Closing have been waived or satisfied.

(q) Lock-Up Agreement. Parent and Lewis shall have executed and delivered to Acquisition Co. a Lock-Up Agreement.

(r) Target Agreements. The Target Agreements shall not have been amended without Acquisition Co.’s written consent and shall be in full force and effect.

(s) Registration Rights Agreement. Parent and Lewis shall have executed and delivered to Acquisition Co. the Registration Rights Agreement in substantially the form of Exhibit I hereto (the “Registration Rights Agreement”).

(t) Adjusted Cash Statement. Company shall have timely delivered, the Adjusted Cash Statement (and otherwise satisfied the provisions of Section 4.8(c) hereof).

(u) Sale of Subsidiary to Parent. Parent shall have acquired from Company all of the outstanding capital stock of Subsidiary on the terms and conditions described in Section 4.8(d).

5.2 Conditions to Obligations of Company and the Parent to Effect the Merger. The obligations of Company and the Parent to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Acquisition Co. and Acquisition Sub contained in any Acquisition Co. Documents delivered by either Acquisition Co. or Acquisition Sub or both of them shall have been true when made, (without giving effect to “materiality” or an “Acquisition Co. Material Adverse Effect” set forth therein), and, in addition, shall be true on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except that those representations and warranties which by their express terms are made as of a specific date shall be required to be true and correct only as of such date, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or an “Acquisition Co. Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in an Acquisition Co. Material Adverse Effect.

(b) Performance of Agreements. Each of Acquisition Co. and Acquisition Sub shall have performed, observed and complied, in all material respects, with all obligations, covenants and agreements, and shall have satisfied or fulfilled in all material respects all conditions contained in any Acquisition Co. Document and required to be performed, observed or complied with, or satisfied or fulfilled, by Acquisition Co. and Acquisition Sub or either of them at or prior to the Closing Date.

(c) Acquisition Co. Material Adverse Effect. Since the date of this Agreement there shall have been no event, development or state of facts that results in or would reasonably be expected to result in an Acquisition Co. Material Adverse Effect.

(d) Opinion of Counsel for Acquisition Co. and Tax Opinion. Company and the Parent shall have received (i) an opinion of Blank Rome LLP, counsel for Acquisition Co. and Acquisition Sub, dated the Closing Date, in substantially the form of Exhibit J   hereto and (ii) the Tax Opinion.

(e) Litigation. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and no claim, suit, action, inquiry, investigation or proceeding in which it will be, or it is, sought to restrain, prohibit or change the terms of or obtain damages or other relief in connection with this Agreement or any of the transactions contemplated hereby, shall have been instituted or threatened by any person or entity, and which, in the reasonable judgment of Company and the Parent (based on the likelihood of success and material consequences of such claim, suit, action, inquiry or proceeding), makes it inadvisable to proceed with the consummation of such transactions.

(f) No Termination. This Agreement shall not have been terminated pursuant to Section 7.

(g) Consents. Acquisition Co. and Acquisition Sub shall have obtained all consents set forth on Schedule 3.5.

(h) Services Agreement. Acquisition Co. shall have executed and delivered to Parent the Services Agreement.

(i) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(j) The Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(k) Registration Rights Agreement. Acquisition Co. shall have executed and delivered to the Parent and Lewis the Registration Rights Agreement.

(l) Sarbanes-Oxley Certifications. Neither the Chief Executive Officer nor the Chief Financial Officer of Acquisition Co. shall have failed to provide, with respect to any Acquisition Co. SEC Reports after the date of this Agreement, any necessary certification in the form required under the Sarbanes-Oxley Act.

(m) NASDAQ Listing. The shares of Acquisition Co. Common Stock issuable to Company’s stockholders in the Merger shall have been approved for listing on The NASDAQ National Market, subject to official notice of issuance.

(n) Fairness Opinion. FMV Valuation Services or another financial advisory firm reasonably satisfactory to the Company (the “Company Financial Advisor”) shall have delivered to Company an opinion, as of the date of this Agreement, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock (the “Fairness Opinion”), and Company shall have been authorized by the Company Financial Advisor to permit, subject to prior review and consent by the Company Financial Advisor, the inclusion of such opinion in its entirety, and references thereto, in the Proxy Statement and Registration Statement. If this condition has not been satisfied within three weeks following the date of this Agreement, Acquisition Company may recommend, at the Company’s expense, another financial advisor (the “Alternate Financial Advisor”) to deliver the Fairness Opinion, and if this condition has not been satisfied or waived by the date which is six weeks from the date of this Agreement, and this Agreement is terminated, Company shall pay or reimburse Acquisition Co.’s expenses reasonably incurred in connection with this Agreement and the Merger. Upon receipt of the Fairness Opinion, the conditions set forth in this Section 5.02(n) shall be deemed satisfied.

(o) Closing Certificates. Each of Acquisition Co. and Acquisition Sub shall have furnished Company with certificates executed by an executive officer, dated the Closing Date, to the effect that all conditions to be satisfied at or as of the Closing have been waived or satisfied in all material respects.

6. The Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7, the closing of the Merger (the “Closing”) will take place at the offices of Blank Rome LLP as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Section 5 (the “Closing Date”); or such later date as shall have been fixed by a written instrument signed by the parties.

6.1 Deliveries by Acquisition Co. and Acquisition Sub at or prior to the Closing. At or prior to the Closing, Acquisition Co. and Acquisition Sub shall deliver the following:

(a) to the Exchange Agent, (i) by wire transfer of immediately available funds, the Cash Consideration required under this Agreement to be paid to all stockholders of Company other than Parent; and (ii) stock certificates representing the Acquisition Co. Common Stock and instruments representing the Contingent Share Rights, to be delivered under Section 1.9 hereof.

(b) to the Parent, by wire transfer of immediately available funds, an amount equal to the product of the Cash Consideration required to be paid to Parent under this Agreement based upon the Company Certificates delivered by the Parent pursuant to Section 6.2(f);

(c) copies of (i) resolutions adopted by the Acquisition Co. Board of Directors authorizing Acquisition Co. to execute and deliver the Acquisition Co. Documents to which it is a party, to perform its obligations thereunder and to effect the Merger upon the terms and subject to the conditions set forth therein, and (ii) resolutions adopted by the Acquisition Sub Board of Directors, and the written consent of Acquisition Sub’s sole stockholder, authorizing Acquisition Sub to execute and deliver the Acquisition Co. Documents to which it is a party, to perform its obligations thereunder and to effect the Merger upon the terms and subject to the conditions set forth therein, duly certified by the Secretaries or Assistant Secretaries of Acquisition Co. and Acquisition Sub, respectively;

(d) certificates of the Secretary or Assistant Secretary of each of Acquisition Co. and Acquisition Sub certifying as to the incumbency and specimen signatures of the officers of Acquisition Co. and Acquisition Sub executing the Acquisition Co. Documents on behalf of such corporation;

(e) all Consents set forth on Schedule 3.5 required of Acquisition Co. to consummate the transactions contemplated hereby, if any;

(f) confirmation from the Secretary of State of the State of Delaware that the Certificate of Merger of Company with and into Acquisition Sub has been filed with such Secretary of State;

(g) the Services Agreement duly executed by Acquisition Co.

(h) the certifications and opinions required to be delivered to Company and the Parent pursuant to Section 5.2 hereof; and

(i) the Registration Rights Agreement duly executed by Acquisition Co.

6.2 Deliveries by Company and/or the Parent at or prior to the Closing. At or prior to the Closing, Company and/or the Parent, as applicable, shall deliver to Acquisition Co. and/or Acquisition Sub, as the case may be, the following:

(a) a duly executed exchange agent agreement, if required by the Exchange Agent;

(b) a copy of the resolutions of the Board of Directors of Company, and the Stockholder Consent, duly certified by the Secretary or assistant Secretary of Company;

(c) certificates of the Secretary or Assistant Secretary of Company certifying as to the incumbency and specimen signatures of the officers of Company executing the Company Documents on behalf of such corporation;

(d) all Consents required of Company to consummate the transactions contemplated hereby;

(e) evidence of the termination of all employment agreements for those individuals set forth on Schedule 5.1(o) ;

(f) all Company Certificates held by Parent as of the Closing Date, accompanied by all documents required to effect such transfer and evidence that any applicable stock transfer taxes have been paid;

(g) the Services Agreement, duly executed by Parent;

(h) the certifications and opinions required to be delivered by Company and the Parent pursuant to Section 6.1 hereof;

(i) the Lock-Up Agreement duly executed by Parent and Lewis;

(j) the Registration Rights Agreement duly executed by Parent; and

(k) the Adjusted Cash Statement.

6.3 Other Deliveries. In addition, the parties shall execute and deliver such other documents as may be required by this Agreement and as either of them or their respective counsel may reasonably require in order to document and carry out the transactions contemplated by this Agreement.

7. Termination, Amendment and Waiver.

7.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual consent of Acquisition Co. and the Company;

(b) by Acquisition Co. and Acquisition Sub, on the one hand, or Company and the Parent, on the other hand, if (i) the Merger shall not have been consummated by August 31, 2006, provided, however, that such date shall be extended for a period of sixty (60) days if the staff of the SEC has not cleared the Proxy Statement or Registration Statement by June 30, 2006; provided further, however, that the right to terminate this Agreement under this Subsection 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur on or before such date or (ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to vacate), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(c) by Acquisition Co. and Acquisition Sub, if Acquisition Co. and Acquisition Sub are not in material breach of any of their respective representations, warranties, covenants and agreements under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Company or the Parent and (i) Company and the Parent are not using their reasonable efforts to cure such breach or have not cured such breach, in either case, within five (5) business days after receipt of notice of such breach by Company and the Parent ( provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in Section 5.1 would not then be satisfied;

(d) by Company and/or the Parent, if Company and the Parent are not in material breach of any of their representations, warranties, covenants and agreements under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Acquisition Co. or Acquisition Sub and (i) Acquisition Co. and Acquisition Sub are not using their reasonable efforts to cure such breach or has not cured such breach, in either case, within five (5) business days, after receipt of notice of such breach by Acquisition Co. and Acquisition Sub ( provided, however, that no cure period shall be required for a breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions set forth in Section 5.2 would not then be satisfied;

(e) by Acquisition Co., if the Board of Directors of Company shall have (A) failed to make the Company Recommendation, (B) withdrawn the Company Recommendation, (C) modified the Company Recommendation in a manner adverse to Acquisition Co. or Acquisition Sub, (D) approved or recommended to its stockholders an Acquisition Proposal other than that contemplated by this Agreement or entered into any agreement with respect to an Acquisition Proposal, (E) after an Acquisition Proposal has been made, fails to affirm the Company Recommendation within five (5) days of any request by Acquisition Co. to do so notwithstanding any continued evaluation of such Acquisition Proposal, (F) recommended that the stockholders tender their shares in any tender offer or exchange offer that is commenced which, if successful, would result in any Person or group becoming a beneficial owner of 20% or more of the outstanding capital stock of Company or (G) shall have resolved to do any of the foregoing;

(f) by Company, if the Board of Directors of Company shall have concluded in good faith, after consultation with outside counsel, that such action is necessary in order for it to be deemed to have acted in a manner consistent with its fiduciary duties under the DGCL and under any other applicable law in connection with its approval of a Superior Proposal; provided that Acquisition Co. and/or Acquisition Sub does not make, within two (2) business days of receipt of Company’s written notification of its intention to terminate this Agreement pursuant to this Section 7.1(f), an offer that the Board of Directors of Company determines, in good faith after consultation with its financial advisors of nationally recognized reputation, is at least as favorable, from a financial point of view, to the stockholders of Company as such Superior Proposal. Company shall (A) not enter into a binding agreement with respect to a Superior Proposal until at least two (2) business days after it has provided the notice to Acquisition Co. required by this section and (B) notify Acquisition Co. promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification, provided that contemporaneously with such termination, Company shall have made the payment of the fee to Acquisition Co. required by it under 7.2(a) by wire transfer in same day funds; and

(g) by Company or Acquisition Co., if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting; provided further, however, that the right to terminate this Agreement under this Subsection 7.1(g) shall not be available to Company if the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act by Company and such action or failure constitutes a material breach by Company of this Agreement.

7.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in this Section 7, this Agreement shall, forthwith become null and void and there shall be no liability on the part of any party hereto, provided, however, that nothing herein shall relieve any party from liability for any willful breach hereof. Such a termination shall not, however, affect the obligations of the parties with respect to Sections 4.2 (Brokers), 4.3 (Investigation; Confidentiality) and Section 7.3 (Fees and Expenses). Furthermore, Company shall pay to Acquisition Co., the sum of Five Million Dollars ($5,000,000) (the “Termination Fee”) in the event that this Agreement is terminated as follows: (i) if Company shall terminate this Agreement pursuant to Section 7.1(f); (ii) if Acquisition Co. shall terminate this Agreement pursuant to Section 7.1(e) or (iii) if (A) Acquisition Co. or Company shall terminate this Agreement pursuant to 7.1(g). Any Termination Fee payable under this provision shall be payable as liquidated damages to compensate Acquisition Co. for the damages Acquisition Co. will suffer if this Agreement is terminated under the circumstances set forth in this Section 7.2(a), which damages cannot be determined with reasonable certainty. It is specifically agreed that the Termination Fee represents liquidated damages and not a penalty.

(b) Any payment required to be made pursuant to Section 7.2(a)(i) shall be paid prior to or contemporaneously with, and shall be a pre-condition to the effectiveness of, termination of this Agreement pursuant to Section 7.1(f). Any payment required to be made pursuant to Section 7.2(a)(ii) and (iii) shall be paid not later than two (2) business days after the date of termination. All payments under this Section 7.2(b) shall be made by wire transfer of immediately available funds to an account designated by Acquisition Co. Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Acquisition Co. would not enter into this Agreement. Accordingly, if Company fails promptly to pay any amount due pursuant to this Section 7.2 and, in order to obtain such payment, Acquisition Co. commences a suit which results in a judgment against Company for the fee set forth in this Section 7.2, Company shall pay to Acquisition Co. its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate in effect on the date such payment is required to be made, as liquidated damages. For the avoidance of doubt, the Termination Fee is intended in part to compensate for all reasonable costs and expenses of Acquisition Co. in connection with this Agreement, if a Termination Fee is payable and as such represents an exception to Section 7.3 but shall not create any other duty or obligation to pay such costs or expenses if no Termination Fee is payable.

7.3 Fees and Expenses. Subject to Section 7.2 and Section 5.2(n), Acquisition Co. and Acquisition Sub, on the one hand, and the Parent (on behalf of itself and on behalf of Company), shall each bear their own expenses in connection with the transactions contemplated hereby provided, however, that Acquisition Co. shall pay all fees in connection with the HSR filing.

7.4 Waiver. At any time prior to the Closing Date, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

8. No Survival of Representations and Warranties. Each of the parties hereto hereby agrees that (a) the covenants set forth in Section 4 shall survive the Closing for the period of time specified therein, and (b) none of the representations or warranties in this Agreement shall remain in effect after the Effective Time.

9. General Provisions.

9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the earlier of the date delivered or mailed if delivered personally, by overnight courier or mailed by express, registered or certified mail (postage prepaid, return receipt requested) or by facsimile transmittal, confirmed by express, certified or registered mail, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

If to Acquisition Co. or
Acquisition Sub:	Iconix Brand Group, Inc.
1450 Broadway, 4th Floor
New York, New York 10018
Attn: Neil Cole, CEO
Fax: (212) 391-0127

with a copy to:	Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Attn: Robert J. Mittman, Esq.
Fax: (212) 885-5001

If to Company:	Mossimo, Inc.
2016 Broadway
Santa Monica, California 90404
Fax: (310) 460-0124

with a copy to:	Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17 th Floor
Costa Mesa, California 92626
Attn: Peter J. Tennyson
Fax: (714) 668-6337

If to the Parent:	Mossimo Giannulli
c/o Mossimo, Inc.
2016 Broadway
Santa Monica, California 90404
Fax: (310) 460-0124

with a copy to:	Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17 th Floor
Costa Mesa, California 92626
Attn: Peter J. Tennyson
Fax: (714) 668-6337

9.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

9.3 Entire Agreement. This Agreement, together with the Confidentiality Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

9.4 Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

9.5 Schedules. All references in this Agreement to Schedules shall mean the schedules identified in this Agreement, which are incorporated into this Agreement and shall be deemed a part of the representations and warranties to which they relate. To the extent a disclosure has been made by Acquisition Co., Acquisition Sub, Company or the Parent on any Schedule, it shall be in writing, shall indicate the section pursuant to which it is being delivered, and shall be initialed by the delivering party. For purposes of this Agreement, information which is necessary to make a given Schedule complete and accurate, but is omitted therefrom, shall nevertheless be deemed to be contained therein if it is contained on any other Schedule; but only if such information appears on such other Schedule in such form and detail that it is responsive to the requirements of such given Schedule.

9.6 No Assignment. This Agreement shall not be assigned by operation of law or otherwise, and any assignment shall be null and void.

9.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware without regard to its choice of law principles. Each of Acquisition Co., Acquisition Sub, Company and the Parent hereby irrevocably and unconditionally consents to submit to the jurisdiction of the courts of the State of Delaware and of the United States located in the Delaware for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby and waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim that such litigation brought in any such courts has been brought in an inconvenient forum.

9.8 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of Acquisition Co., Acquisition Sub and Company, by their respective officers thereunto duly authorized, and the Parent, have caused this Agreement to be executed as of the date first written above.

ATTEST		ICONIX BRAND GROUP, INC.

By:	/s/ Deborah Sorell Stehr	By:	/s/ Neil Cole
	Name: Deborah Sorell Stehr Title: Secretary		Name: Neil Cole Title: CEO

ATTEST		MOSS ACQUISITION CORP.

By:	/s/ Deborah Sorell Stehr	By:	/s/ Neil Cole
	Name: Deborah Sorell Stehr Title: Secretary		Name: Neil Cole Title: President

ATTEST		MOSSIMO, INC.

By:	/s/ Edwin Lewis	By:	/s/ Mossimo Giannulli
	Name: Edwin Lewis Title: Co-CEO		Name: Mossimo Giannulli Title: Co-CEO

ATTEST

By:	/s/ Edwin Lewis	/s/ Mossimo Giannulli
	Name: Edwin Lewis Title: Co-CEO	MOSSIMO GIANNULLI

APPENDIX B

REGISTRATION RIGHTS AGREEMENT

Registration Rights Agreement (this “Agreement”), dated as of ____________, 2006, by and among Iconix Brand Group, Inc., a Delaware corporation (the “Company”), Edwin Lewis and Mossimo Giannulli (each, a “Holder”).

RECITALS

WHEREAS, the Company is concurrently herewith entering into an Agreement and Plan of Merger (the “Merger Agreement”), with Moss Acquisition Corp., Mossimo Giannulli, and Mossimo, Inc.;

WHEREAS, pursuant to the Merger Agreement, the Company will prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4 in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares (the “Shares”) of the Company’s common stock, par value $.001 per share, to be issued to the stockholders of Mossimo, Inc., including each Holder (to the extent such Holder at the Effective Time of the Merger owns shares of Mossimo, Inc. common stock), in connection with the merger of Mossimo, Inc. with and into Moss Acquisition Corp. (the “Merger Registration Statement”); and

WHEREAS, pursuant to the Merger Agreement, the Company has agreed to grant to each Holder the registration rights set forth herein with respect to the Shares, any securities issued in exchange for or in replacement of the Shares, and any securities issued by way of any stock split, reverse stock split, recapitalization, or other similar transaction affecting the Shares or any such other securities, and any shares of the Company’s common stock issued to Holder as Additional Merger Consideration (collectively, the “Registrable Securities”).

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows. Capitalized terms used but not defined herein have the meanings given to such terms in the Merger Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.  Merger Registration Statement. The Company acknowledges, and agrees to comply with, its obligations in the Merger Agreement in respect of the Merger Registration Statement.

2.  Piggyback Registration.

(a)  If, at any time after the date hereof, the Company proposes to prepare and file with the Commission a registration statement on Form S-3 (or any successor form thereto) covering only the resale of equity securities of the Company held by its stockholders, the Company will give written notice of its intention to do so to the Holders at least ten (10) days prior to the filing of each such registration statement. Upon the written request of the Holders, made within five (5) days after receipt of the notice, that the Company include any of the Registrable Securities in the proposed registration statement, the Company shall, as to the Holders, use reasonable best efforts to effect the registration under the Act of such Registrable Securities which it has been so requested to register (the “Piggyback Registration”);

(b)  Notwithstanding the provisions of paragraph (a) above, the right to Piggyback Registration shall not apply, unless the Company otherwise agrees in writing, to any registration statement: (i) relating to an underwritten public offering of securities of the Company; (ii) relating solely to securities of the Company to be offered pursuant to (x) an employee benefit plan, or (y) a dividend or interest reinvestment plan (including such a plan that has an open enrollment or cash investment feature); (iii) relating to securities of the Company to be issued for a consideration other than solely cash; (iv) relating to securities of the Company to be offered solely to existing security holders of the Company, through a “rights offering” or otherwise; (v) relating solely to securities of the Company to be issued on the exercise of options, warrants and similar rights, or on the conversion or exchange of other securities, issued by the Company or any other person; (vi) relating to debt securities of the Company, including debt securities that are convertible or exchangeable for equity securities of the Company; or (vii) that may become effective automatically upon filing with the Commission pursuant to Rule 462 under the Act or otherwise.

(c)  Notwithstanding the preceding provisions of this Section, the Company shall have the right to elect not to file or to defer the filing of any proposed registration statement or to withdraw the same after the filing but prior to the effective date thereof.

3.  Demand Registration.

(a)  At any time commencing on the first date the prospectus forming a part of the Merger Registration Statement is no longer current and available for use by a Holder for resales of Registrable Securities because the financial statements included in the prospectus forming a part thereof no longer satisfy the requirements of Section 10(a)(3) of the Securities Act, the Holders may collectively, on one occasion only, submit to the Company a joint written notice (the “Demand Registration Request”), to have the Company use its reasonable best efforts to prepare and file with the Commission, at the sole expense of the Company (except as hereinafter provided), in respect of up to the aggregate number of Registrable Securities not at such time covered in an effective registration statement filed by the Company pursuant to Section 2, a registration statement so as to permit a public offering and sale of such Registrable Securities until, subject to the terms and provisions of this Agreement, the earlier of the date on which: (i) all Registrable Securities covered by such registration statement, or other registration statements filed by the Company, have been sold pursuant thereto or otherwise lawfully sold without registration under the Securities Act; or (ii) all of the remaining Registrable Securities may be publicly sold without volume restrictions pursuant to Rule 144(k) under the Securities Act, as determined by written opinion of counsel to the Company on which Holders are expressly entitled to rely (the “Effectiveness Period”). The registration statement filed following a Demand Registration Request shall be on any form the Company is eligible to use to register for resale the Registrable Securities. The Company shall, upon receipt of a Demand Registration Request, use its reasonable best effort to cause to be registered under the Securities Act as soon as practicable thereafter all of the Registrable Securities that Holders have so requested to be registered.

(b)  Notwithstanding any provision in this Agreement to the contrary, if, at the time a Demand Registration Request is given to the Company under Section 3 hereof (i) the Company is engaged in negotiations with respect to an acquisition, merger, financing or other material event which would require the Company to file a Form 8-K in the event that such acquisition, merger, financing or other material event is consummated or has otherwise occurred, or (ii) the Company is otherwise unable to obtain information required to be included in the registration statement to be filed or (iii) in the event the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Company and its investment banker that it would be detrimental to the Company and its stockholders for the Company to immediately proceed with a registration statement and it is therefore essential to defer the filing of such registration statement or any amendment thereto, then, in each such case, the Company will have the right to defer such filing for a period not to exceed one hundred eighty (180) days from the date of the Demand Registration Request; provided that the Company shall use its reasonable best efforts to cause any registration statement filed pursuant to this Section 3 to become effective as soon as practicable after such deferral period, and provided further that the Company may not delay any registration requested pursuant to this Section 3 more than once during any twelve-month period. Moreover, if the Company is proceeding with the registration process but the registration statement is subject to review by the Commission and/or audited financial statements for a fiscal year are required to be included but not yet available, the Company may elect to defer filing for a period not to exceed one hundred eighty (180) days.

(c)  Nothing herein contained shall require the Company to undergo an audit, other than in the ordinary course of business.

4.  Covenants of the Company. The Company hereby covenants and agrees as follows:

(a)  In accordance with the Securities Act and the rules and regulations promulgated thereunder, and subject to the terms and provisions of this Agreement, the Company shall use its reasonable best efforts to prepare and file with the Commission a registration statement as expeditiously as reasonably possible.

(b)  Not less than two business days prior to the filing of a registration statement or any related prospectus or any amendment or supplement thereto, furnish to the Holders copies of all such documents proposed to be filed which documents will be subject to the review of the Holders and the counsel to the Holders.

(c)  Use its reasonable best efforts to prepare and file with the Commission such amendments, including post-effective amendments, to the registration statement and the prospectus used in connection therewith as may be necessary to keep the registration statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period in the case of a Demand Registration.

(d)  Notify the Holders as promptly as practicable: (A)(1) when a prospectus or any prospectus supplement or post-effective amendment to a registration statement is proposed to be filed hereunder; (2) when the Commission notifies the Company whether there will be a “review” of such registration statement and whenever the Commission comments in writing on such registration statement; and (3) with respect to the registration statement or any post-effective amendment, when the same has become effective; (B) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the registration statement or prospectus or for additional information; (C) of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (E) of the occurrence of any event or passage of time that makes the financial statements included in the registration statement ineligible for inclusion therein or any statement made in the registration statement or prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the registration statement, prospectus or other documents so that, in the case of the registration statement or the prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)  Prior to any public offering of Registrable Securities, use its commercially reasonable efforts to register or qualify or cooperate with the selling holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of all jurisdictions within the United States reasonably requested by Holders, to keep each such registration or qualification (or exemption therefrom) under this Agreement hereof effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the registration statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(f)  Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the registration statement, and to enable such Registrable Securities to be in such denominations and registered in such names as any such persons may request.

(g)  With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 (or its successor rule) under the Securities Act and any other rule or regulation of the Commission that may at any time permit such Holders to sell Registrable Securities to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act until the earlier of: (A) such date as all of the Registrable Securities may be resold to the public without volume restrictions pursuant to Rule 144(k) under the Securities Act or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the Commission in a timely manner all reports and other documents required to be so filed pursuant to Rule 144(c) under the Securities Act in order to permit the Holders of the Registrable Securities to be entitled to transfer the Registrable Securities without registration pursuant to Rule 144 under the Securities Act; and (iii) furnish to each Holder of Registrable Securities upon request: (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act and (B) such other information as may be reasonably requested in order to avail such Holder of any rule or regulation of the Commission that permits the selling of any such Registrable Securities without registration.

(h)  The Company will pay all costs, fees and expenses in connection with any registration statement filed pursuant to this Agreement, including, without limitation, all registration and filing fees, the Company’s legal and accounting fees, printing expenses and blue sky fees and expenses; provided, however, that the Holders shall be solely responsible for the fees of any counsel and other experts retained by the Holders in connection with such registration and any transfer taxes or underwriting discounts, selling commissions or selling fees applicable to the Registrable Securities sold by the Holders pursuant thereto.

(i)  The Company shall use its reasonable best efforts to list the Registrable Securities covered by such registration statement with each securities exchange or interdealer quotation system or other market on which similar securities of the Company are then listed.

(j)  The Company will furnish to each Holder and to his legal counsel, (a) promptly after a registration statement is filed hereunder with the Commission, one copy of the registration statement and any amendments thereto, each preliminary prospectus and final prospectus and each amendment or supplement thereto; and (b) a number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto, and such other documents as each Holder may reasonably request to facilitate the disposition of the Registrable Securities owned by such Holder. The Company will promptly notify each Holder and his designated counsel by facsimile or email of the effectiveness of the applicable registration statement and any post-effective amendment.

(k)  The Company will permit Holders’ legal counsel to review the registration statement and all amendments and supplements thereto a reasonable amount of time prior to their filing with the Commission, and will not file any document in a form to which such counsel reasonably objects, unless otherwise required by law in the opinion of the Company’s counsel. The sections of any such registration statement, including information with respect to each Holder, such Holder’s beneficial ownership of securities of the Company or such Holder’s intended method of disposition of Registrable Securities, must conform to the information provided to the Company by each Holder or his counsel, except for such changes resulting from Commission comments.

(l)  At the joint request of the Holders, the Company will promptly prepare and file with the Commission such amendments (including post-effective amendments) and supplements to the registration statement, and the prospectus used in connection with the registration statement, as may be necessary in order to change the plan of distribution in a manner reasonably requested by the Holders jointly set forth in such registration statement; provided however, such change shall not provide for the disposition of the Registrable Securities on the basis of an underwritten offering and may be modified as required by the Commission or as deemed necessary or appropriate by the Company to respond to Commission comments or to comply with applicable law.

5.  Acknowledgements and Covenants of the Holders.

(a)  The Holders, upon receipt of notice from the Company that an event has occurred which requires a post-effective amendment to a registration statement or a supplement to the prospectus included therein, shall promptly discontinue the sale of Registrable Securities until the Holders receive a copy of a supplemented or amended prospectus from the Company, which the Company shall provide as soon as practicable after such notice. The Company shall use reasonable best efforts to file and have declared effective any such post-effective amendment as soon as possible.

(b)  The obligations of the Company under this Agreement with respect to the Registrable Securities are expressly conditioned on the Holders’ furnishing to the Company such appropriate information concerning the Holders, the Registrable Securities and the terms of the Holders’ offering of such Registrable Securities as the Company may reasonably request.

(c)  Each Holder agrees, if so requested by the Company’s underwriter or managing underwriter in connection with a proposed transaction or offering of securities of the Company, not to sell, make any short sale of, loan, grant any option for the purchase of, effect any public sale or distribution of or otherwise dispose of, any equity securities of the Company during such period of time and on such other terms and conditions as may be requested by such underwriter, provided that the Chief Executive Officer of the Company has also agreed not to sell, make any short sale of, loan, grant any option for the purchase of, effect any public sale or distribution of, or otherwise dispose of, any equity securities of the Company under the circumstances and pursuant to the terms and conditions applicable to the Holders.

6.  Termination of Registration Rights. Notwithstanding the foregoing provisions, the Company’s obligation to register the Registrable Securities under this Agreement shall terminate as to any particular Registrable Securities (a) when all of the Registrable Securities have been sold by each Holder in an offering registered under the Securities Act or otherwise, or (b) when a written opinion (i) upon which each Holder is expressly entitled to rely, and (ii) which states that such Registrable Securities may be sold without registration under the Securities Act or applicable state law and without restriction as to the quantity and manner of such sales, shall have been received from counsel for the Company.

7.  Indemnification.

(a)  The Company shall indemnify, defend and hold harmless each Holder, each of its directors, officers, employees, advisors, attorneys, underwriters, accountants and any person who controls such Holder within the meaning of Section 15 of the Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal fees or other fees or expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action) caused by or arising out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement or prospectus or any amendment or supplement thereto included therein or caused by or arising out of any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they are made not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished or required to be furnished in writing to the Company by such Holder expressly for use therein; provided, however, that the Company shall not be liable to indemnify a Holder insofar as such losses, claims, damages, liabilities or actions are (i) caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Holder furnished to the Company in writing by Holder expressly for use therein, (ii) based upon Holder’s failure to provide the Company with a material fact relating to Holder which is required to be included in the registration statement or necessary to make a statement in the registration statement not be misleading, (iii) relate to sales of Registrable Securities by Holder to the person asserting any such losses, claims, damages, liabilities or actions if such person was not sent or given a prospectus by or on behalf of the Holder, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Registrable Securities to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such losses, claims, damages or liabilities, unless such failure is the result of noncompliance by the Company or based upon the Holder’s use of a prospectus during a period when the Holder has been notified that the use of the prospectus has been suspended. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Holder, and any directors, officers, participating person, or controlling person thereof, and shall survive the transfer of such Registrable Securities by Holder. Each Holder shall at the same time indemnify the Company, its directors, each officer signing a registration statement and each person who controls the Company within the meaning of the Act from and against any and all losses, claims, damages and liabilities caused by or arising out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement or prospectus included therein, or caused by or arising out of any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case, only insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement or omissions or alleged omission based upon information furnished in writing to the Company by the Holder expressly for use therein.

(b)  If for any reason the foregoing indemnity is unavailable, or is insufficient to hold harmless any indemnitee, then the indemnitor shall contribute to the amount paid or payable by the indemnitee as a result of such losses, claims, damages, liabilities, or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnitor on the one hand and the indemnitee on the other from the registration, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, or provides a lesser sum to the indemnitee than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnitor on the one hand and the indemnitee on the other but also the relative fault of the indemnitor and the indemnitee as well as any other relevant equitable considerations. The relative fault of the Company and each Holder shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Holders and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. Notwithstanding the provisions of this Section 6(b), in no event shall the Company be required to contribute any amount of any damages that a Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(c)  If any proceeding shall be brought or any claim asserted against any person entitled to indemnity under Sections 7 hereof (an “Indemnified Party”), such Indemnified Party promptly shall notify the person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with the defense thereof; provided, however, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that the Indemnifying Party is actually prejudiced the Indemnifying Party.

(d)  An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Indemnified Parties unless: (i) the Indemnifying Party has agreed in writing to pay such fees and expenses; (ii) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such proceeding; or (iii) the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that representation of both parties by the same counsel would be inappropriate under applicable ethical legal standards due to actual or potential interests between them, (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, such counsel shall be at the reasonable expense of the Indemnifying Party; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one separate counsel). The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(e)  Subject to the foregoing, all reasonable fees and expenses of the Indemnified Party (including fees and expenses to the extent incurred in connection with investigating or preparing to defend such proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) business days of written notice thereof to the Indemnifying Party, which notice shall be delivered no more frequently than on a monthly basis (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

8.  Governing Law.

(a)  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(b)  Each of the Company and each Holder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the County of New York, State of New York (the “New York Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the New York Courts and agrees not to plead or claim that such litigation brought in any New York Courts has been brought in an inconvenient forum.

9.  Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given when delivered by hand or mailed by express, registered or certified mail, postage prepaid, return receipt requested, as follows:

If to the Company, at:

Iconix Brand Group, Inc. 1450 Broadway, 4th Floor New York, NY 10018 Attn: Neil Cole, Chief Executive Officer

with a copy of the same to:

Blank Rome LLP 405 Lexington Avenue New York, New York 10174 Attn: Robert J. Mittman, Esq.

if to the Holders, at that address set forth under its name on the signature page;

with a copy of the same to:

Paul, Hastings, Janofsky & Walker 695 Town Center Drive, 17 th Floor Costa Mesa, California 92626 Attn: Peter J. Tennyson, Esq.

; or such other address as has been indicated by either party in accordance with a notice duly given in accordance with the provisions of this Section.

10.  Amendment. This Agreement may only be amended by a written instrument executed by the Company and the Holders.

11.  Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

12.  Assignment; Benefits. The Holders may not assign the Holders’ rights hereunder without the prior written consent of the Company, which consent may not be unreasonably withheld. Notwithstanding the foregoing, a Holder may assign such Holder’s rights hereunder to a purchaser which acquires all of such Holder’s Registrable Securities in a single transfer. Notwithstanding the foregoing, no rights may under any circumstances be transferred in respect of any Contingent Share Rights.

13.  Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

14.  Severability. Any provision of this Agreement which is held by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction(s) shall be, as to such jurisdiction(s), ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

15.  Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto on the date first above written.

THE COMPANY, INC.

By:
Name:
Title:

	Holder:	Mossimo Giannulli

Signature

Address:

Attention:

Number of Registrable Securities:
Holder: Edwin Lewis

Signature

Address:

Attention:

Number of Registrable Securities:

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

APPENDIX C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the Iconix corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

APPENDIX D

LOCK-UP AGREEMENT

LOCK-UP AGREEMENT (this “AGREEMENT”), dated as of ____________, 2006, by and among Iconix Brand Group, Inc., a Delaware corporation (“Acquisition Co.”), Mossimo Giannulli and Edwin Lewis, each a stockholder (each individually, a “Stockholder” and together, the “Stockholders”) of Mossimo, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Acquisition Co., Moss Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquisition Co. (“Acquisition Sub”), and the Company have entered into an Agreement and Plan of Merger, dated as of March 31, 2006 (the “Merger Agreement”), pursuant to which the Company will be merged with and into the Acquisition Sub, and the Acquisition Sub shall be the surviving corporation following the merger (the “Merger”).

WHEREAS, as of the date hereof, each Stockholder is a Beneficial Owner (as defined below) of Subject Shares (as defined below).

WHEREAS, in order to induce Acquisition Co. to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.  Definitions.

(a)  “Beneficially Own” or “Beneficial Owner” with respect to any securities means having “beneficial ownership” as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)  “Company Capital Stock” means shares of common stock, par value $0.001 per share, of the Company.

(c)  “Company Options and Other Rights” means options, warrants and other rights to acquire, directly or indirectly, shares of Company Capital Stock.

(d)  “Expiration Date” means the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the date on which the Merger Agreement is terminated pursuant to its terms.

(e)  “Subject Shares” means (i) all shares of Company Capital Stock Beneficially Owned by each Stockholder as of the date of this Agreement and (ii) all additional shares of Company Capital Stock of which each Stockholder acquires Beneficial Ownership during the period from the date of this Agreement through the Expiration Date.

(f)  Unless otherwise specifically defined herein, all capitalized terms used herein shall have the respective meanings assigned to them in the Merger Agreement.

2.  Lock-up Agreement.

(a)  In consideration of the issuance of common stock of Acquisition Co. in exchange for the Subject Shares (the “Acquisition Co. Shares”) to each of the Stockholders pursuant to the terms of the Merger Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and notwithstanding any registration of the Acquisition Co. Shares under the Securities Act of 1933, as amended (the “Securities Act”), each Stockholder agrees that, during the period beginning from the Effective Time (as defined in the Merger Agreement) and continuing for ninety (90) days thereafter (as the same may be extended pursuant to this Section 2(a), the “Release Date”) (the “Lock-up Period”), each Stockholder will not, directly or indirectly, through an “affiliate” or “associate” (as such terms are defined in the General Rules and Regulations under the Securities Act), a family member or otherwise, (a) offer, sell, contract to sell, pledge, hypothecate, encumber, assign, tender, make any short sale or otherwise dispose of, or enter into any contract, or other arrangement or understanding with respect to the sale or other disposition or transfer or grant any rights with respect to any Acquisition Co. Shares, privately or publicly, pursuant to Rule 144 of the General Rules and Regulations under the Securities Act or otherwise, or (b) engage directly or indirectly in any transaction the likely result of which would involve a transaction prohibited by clause (a), except as permitted by Section 2(e) below. Notwithstanding the foregoing provisions of this Section 2(a), at the request of underwriters or the managing underwriter in connection with a proposed transaction or public offering by Acquisition Co., each Stockholder will agree to extend the Lock-up Period for a term consistent with the period for which the Chief Executive Officer of Acquisition Co. enters into an agreement imposing on his shares of Acquisition Co. Common Stock similar restrictions on transfer.

(b)  The foregoing restriction is expressly agreed to preclude each of the Stockholders from engaging in any hedging or other transaction which is designed to, or reasonably expected to lead to, or result in, a sale or disposition of the Acquisition Co. Shares even if such shares would be disposed of by someone other than the Stockholders. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Acquisition Co. Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Acquisition Co. Shares.

(c)  Each Stockholder further represents and agrees that he has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of Acquisition Co. to facilitate the sale or resale of the Acquisition Co. Shares, or which has otherwise constituted or will constitute any prohibited bid for or purchase of the Acquisition Co. Shares or any related securities.

(d)  Each Stockholder acknowledges and agrees that, prior to the Release Date, any additional Acquisition Co. Shares acquired by such Stockholder, including in connection with the exercise of any options, may not be sold or otherwise transferred, notwithstanding that a registration statement may be effective with respect thereto.

(e)  Notwithstanding the foregoing restrictions on transfer, each Stockholder may transfer all or any part of his Acquisition Co. Shares (i) to the other Stockholder (provided, however, that no transfer may be in respect of any Contingent Share Rights); (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of such Stockholder or the immediate family of such Stockholder, provided that any such transfer shall not involve a disposition for value, or (iii) in a private transaction prior to the Release Date so long as the acquirer of Acquisition Co. Shares, by written agreement with Acquisition Co. entered into at the time of acquisition and delivered to Acquisition Co. prior to the consummation of such acquisition, agrees to be bound by the restrictions set forth herein. For purposes of this letter agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Any Stockholder may pledge Acquisition Co. Shares to secure indebtedness incurred by such Stockholder (in such amount as is necessary to pay taxes or estimated taxes related to the Merger), such pledge to be subject to the prior written approval of Acquisition Co., which approval shall not be unreasonably withheld.

(f)  Each of the Stockholders agrees and consents to the entry of stop transfer instructions with Acquisition Co.’s transfer agent and registrar against the transfer of the Acquisition Co. Shares except in compliance with the foregoing restrictions of this Section 2. Each of the Stockholders understands that the restrictions with respect to the Acquisition Co. Shares set forth herein are in addition to any other restrictions upon transfer that may arise pursuant to any other agreement to which either of the Stockholders is a party or under applicable securities laws.

3.  Written Consent of Stockholders. Upon the U.S. Securities and Exchange Commission’s declaration of the effectiveness of the Registration Statement on Form S-4 filed by Acquisition Co. in connection with the Merger, each Stockholder shall deliver to the Company (with a copy thereof concurrently delivered to Acquisition Co.) a proxy in favor of the adoption of the Merger Agreement and the Merger. Such proxy may be revoked or withdrawn if Company’s Board of Directors withdraws its recommendation of the Merger and terminates the Merger Agreement.

4.  Representations and Warranties of Stockholders. Each Stockholder represents and warrants to Acquisition Co. as follows:

(a)  As of the date of this Agreement and at all times through the Expiration Date:

(i)  Such Stockholder is the Beneficial Owner (free and clear of any encumbrances or restrictions, except as set forth on Exhibit A hereto) of the outstanding shares of Company Capital Stock set forth under the heading “Number and Class of Shares of Company Capital Stock”, on Exhibit A hereto;

(ii)  Such Stockholder is the Beneficial Owner (free and clear of any encumbrances or restrictions) of the outstanding Company Options and Other Rights set forth under the heading “Number of Company Options and Other Rights” on Exhibit A; and

(iii)  Such Stockholder does not directly or indirectly Beneficially Own any shares of Company Capital Stock or Company Options or Other Rights or other securities of the Company, other than the shares of Company Capital Stock and Company Options and Other Rights on Exhibit A.

(b)  Each Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly executed and delivered by such Stockholder, and upon its execution and delivery by Acquisition Co., will constitute a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally, and the availability of injunctive relief and other equitable remedies.

(c)  The execution, delivery and performance by each Stockholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which such Stockholder is a party or by which any of such Stockholder’s assets may be bound.

(d)  No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby.

5.  Covenants of Each Stockholder. Each Stockholder covenants and agrees for the benefit of Acquisition Co. that, until the Expiration Date, such Stockholder will not:

(a)  offer, sell, contract to sell, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, or the transfer or grant of any rights with respect to (i) any Subject Shares or any interest therein, or (ii) any Company Options and Other Rights or any interest therein; provided, however, that such Stockholder may convert, exercise or exchange Company Options and Other Rights into or for shares of Company Capital Stock in which event such shares of Company Capital Stock shall become and be deemed Subject Shares subject to all the terms and conditions of this Agreement;

(b)  acquire any Company Capital Stock except pursuant to existing Company Options and Other Rights or transfers from the other Stockholder;

(c)  grant any powers of attorney or proxies or consents in respect of any of the Subject Shares, deposit any of such Subject Shares into a voting trust, or enter into a Agreement with respect to any of such Subject Shares; and

(d)  take any other action with respect to the Subject Shares that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby and the Merger Agreement.

6.  Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares or (b) that a Stockholder shall become the Beneficial Owner of any additional shares of Company Capital Stock, then the terms of this Agreement shall apply to the shares of Company Capital Stock or other instruments or documents held by such Stockholder immediately following the effectiveness of the events described in clause (a) or such Stockholder becoming the Beneficial Owner thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder. The foregoing shall apply ( mutatis mutandis ) to the Acquisition Co. Shares and Section 2 of this Agreement.

7.  Covenant of Acquisition Co. Regarding Additional Merger Consideration. Acquisition Co. recognizes that the Stockholders may lose the intended benefit of the Additional Merger Consideration (as provided in the Merger Agreement) if the circumstances causing the Contingent Share Rights to become void occur during the period prior to the Release Date. In such event, Acquisition Co. agrees to promptly thereafter issue to each Stockholder the Additional Merger Consideration attributable to such Stockholder’s Company Common Stock unless the circumstances causing the Contingent Share Rights to become void are satisfied following the Release Date (including any extension of the Lock-up Period under Section 2(a) of this Agreement).

8.  Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. To the maximum extent permitted by law, (a) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (b) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.

9.  Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties. Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, heirs, personal representatives, successors and permitted assigns. Notwithstanding the foregoing, no rights may under any circumstances be transferred in respect of any Contingent Share Rights.

10.  Entire Agreement. This Agreement and the documents, instruments and other agreements specifically referred to herein or the Merger Agreement or delivered pursuant hereto or thereto, set forth the entire understanding of the parties with respect to the subject matter hereof. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

11.  Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally; (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier; (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next business day; or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to Acquisition Co., to:

Iconix Brand Group, Inc.
1450 Broadway, 4 th Floor
New York, New York 10018
Attn: Neil Cole
Fax: (212) 391-0127

With a copy to:

Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Attn: Robert J. Mittman, Esq.
Fax: (212) 885-5001

If to:

Mossimo Giannulli or Edwin Lewis
c/o Mossimo, Inc.
2016 Broadway
Santa Monica, California 90404
Fax: (310) 460-0124

With a copy to:

Paul, Hastings, Janofsky & Walker
695 Town Center Drive, 17 th Floor
Costa Mesa, California 92626
Attn: Peter J. Tennyson, Esq.
Fax: (714) 668-6337

or to such other address or to the attention of such person or persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

12.  Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

13.  Severability; Enforcement. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.  Specific Performance. Each Stockholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, Acquisition Co. would not enter into the Merger Agreement, and acknowledges that damages would be an inadequate remedy for any breach by such Stockholder of the provisions of this Agreement. Accordingly, each Stockholder agrees that such Stockholder’s obligations hereunder shall be specifically enforceable and such Stockholder shall not take any action to impede the other from seeking to enforce such right of specific performance.

15.  Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of (a) New York County, New York, and (b) the United States District Court for the Southern District of New York, for the purposes of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such action, suit or proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court sitting in New York County (including its Appellate Division). Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 14. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the United States District Court for the Southern District of New York, or (ii) the Supreme Court sitting in New York County (including its Appellate Division), and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

16.  Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

ICONIX BRAND GROUP, INC.

By:
Name:
Title:

Address:	1450 Broadway, 4 th Floor New York, NY 10018

MOSSIMO GIANNULLI

Signature:

Address:

EDWIN LEWIS

Signature:

Address:

APPENDIX E

OPINION OF FMV OPINIONS, INC.

April 26, 2006

The Board of Directors
c/o Mossimo Giannulli
Chairman of the Board
Co-Chief Executive Officer
Mossimo, Inc.
2016 Broadway
Santa Monica, CA 90404

Ladies and Gentlemen:

We understand that Iconix Brand Group, Inc. (“Iconix” or Acquisition Co.”) and Mossimo, Inc. (“Mossimo” or the “Company” hereinafter) have entered into an agreement dated March 31, 2006, which provides for the acquisition of Mossimo by Iconix for aggregate consideration (“Merger Consideration”) of: (i) $7.50 per share in initial merger consideration (“Initial Merger Consideration”), comprised of $4.25 per share in cash and $3.25 per share in Iconix stock; and (ii) Additional Merger Consideration (as defined below), if any. The merger between Mossimo and Iconix is referred to hereafter as the “Transaction.” We further understand that the Additional Merger Consideration consists of additional Acquisition Co. common stock that would be issued to former stockholders of Mossimo following the first anniversary of the Transaction if Iconix’s share price does not equal or exceed a target price of $18.71 during each day of any 20-day consecutive period within the twelve month period following the closing of the Transaction. In the event that Iconix’s share price does equal or exceed $18.71 for any 20-day consecutive period during the twelve month period following the close of the Transaction, Iconix will not be required to issue the Additional Merger Consideration. On behalf of the Board of Directors of Mossimo, you have requested that FMV Opinions, Inc., (“FMV”) render an opinion that as of March 31, 2006, the Merger Consideration is fair, from a financial point of view, to the holders of the Company’s common stock (the “Opinion”).

We have conducted investigations and analyses that we considered necessary in order to render the Opinion. In determining the Opinion, we have, among other things:

1.
reviewed Mossimo’s annual reports on Form 10-K for each of the five fiscal years up to and including the fiscal year ended December 31, 2005, which Company management identified as containing the most current financial statements available;

2.
via in-person and teleconference, met with certain members of the senior management of Mossimo to discuss its operations, financial condition, future prospects and projected operations and performance;

3.	visited the headquarters of Mossimo;

4.	reviewed copies of the following agreements:

a.	the Agreement and Plan of Merger by and among Iconix, Moss Acquisition Corp., Mossimo and Mossimo Giannulli dated March 31, 2006;

b.	the Mossimo Transition Services Agreement by and between Mossimo and Target Brands, Inc.;

c.	the Mossimo Restated License Agreement by and between Mossimo and Target Brands, Inc.;

d.	the Licensing Agreement by and between Joe Boxer Licensing, LLC, and Kmart Corporation; and

e.	the Licensing Agreement by and among IP Holdings, LLC, Candie’s, Inc., and Kohl’s Department Stores, Inc.

E-1

5.	reviewed internal financial statements for the key business segments of Mossimo for the periods from December 31, 2000 through December 31, 2005;

6.	reviewed a projected Income Statement for Mossimo prepared by Mossimo management for the period ended December 31, 2006;

7.	reviewed Iconix’s annual reports on Form 10-K for the five fiscal years ended December 31, 2005 ;

8.	reviewed pro forma projections for Iconix, prepared by Iconix management for the year ended December 31, 2006;

9.	reviewed two presentations from Hewitt Associates, dated May 4, 2004 and August 6, 2004, respectively, regarding Mossimo’s executive compensation;

10.	via several teleconferences, met with certain members of the senior management of Iconix to discuss its operations, financial condition, future prospects and projected operations and performance;

11.	reviewed historical market prices and trading volume for Mossimo’s and Iconix’s publicly traded securities;

12.	reviewed certain publicly available financial data for certain companies that we deemed comparable to Mossimo and Iconix; and

13.	conducted other studies, analyses and inquiries, as we deemed appropriate.

Our investigations have consisted of gathering and reviewing information directly available from management of the Company and Iconix, and their representatives and advisors, as well as from public sources. In preparing the Opinion, we assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, and did not assume any responsibility for independently verifying such information. We assumed that statements by management of the Company and Iconix regarding expectations for future financial performance reflected the most current estimates and judgment of management of the Company and Iconix available on March 31, 2006. Our opinion is based upon market, economic, and other conditions as they existed on March 31, 2006. We have not considered any developments that may have occurred subsequent to March 31, 2006, including any additional information that may have become available after that date.

We note that we are not legal, tax or accounting experts and have relied upon, without assuming any responsibility for independent verification or liability thereof, the assessment of the Company’s legal, tax and accounting advisors with respect to the legal, tax and regulatory matters related to the Transaction. We have assumed that all governmental, regulatory or other consents and approvals (contractual or otherwise) required to be obtained for or in connection with the consummation of the Transaction will be obtained without any adverse effect on the Company that is in any respect material to our analyses.

This opinion is directed to the Board, and addresses only whether the consideration to be received by the Company’s stockholders in connection with the Transaction is fair to the Company’s stockholders from a financial point of view. This opinion may be reproduced in full in any proxy or information statement to be provided to the stockholders.

We have not acted as a financial advisor to the Company in connection with the Transaction. Our fee is not contingent upon our Opinion or the completion of the Transaction. We have not been asked to solicit, nor have we solicited, any persons to invest in the Company through the Transaction or otherwise.

Based upon the foregoing, and in reliance thereon, it is our opinion that as of March 31, 2006, the Merger Consideration to be received by the Company stockholders in connection with the Transaction is fair to such stockholders from a financial point of view.

Very truly yours,

/s/ FMV OPINIONS, INC .

FMV OPINIONS, INC .

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APPENDIX F

FINANCIAL STATEMENTS OF MOSSIMO, INC.
FOR THE YEAR ENDED DECEMBER 31, 2005

MOSSIMO, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Mossimo, Inc.:

We have audited the accompanying consolidated balance sheets of Mossimo, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mossimo, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 24, 2006
Los Angeles, California

MOSSIMO, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,658	$4,903
Restricted cash	726	413
Investments	-	4,800
Accounts receivable, net	4,372	2,908
Merchandise inventory	101	539
Deferred income taxes	4,004	1,869
Prepaid expenses and other current assets	388	436
Total current assets	29,249	15,868

PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation and amortization	893	1,117

DEFERRED INCOME TAXES	1,923	6,068

GOODWILL	-	212

TRADENAME	90	112

OTHER ASSETS	79	96
	$32,234	$23,473

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$884	$352
Accrued liabilities	503	809
Accrued commissions	388	258
Accrued bonuses	3,458	206
Total current liabilities	5,233	1,625

DEFERRED RENT	128	135
Total liabilities	5,361	1,760

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.001; authorized shares 3,000,000; no shares issued or outstanding	-	-
Common stock, par value $.001; authorized shares 30,000,000; issued and outstanding 15,828,754 at December 31, 2005 and 15,738,442 at December 31, 2004	15	15
Additional paid-in capital	40,222	39,763
Accumulated deficit	(13,364)	(18,065)
Net stockholders’ equity	26,873	21,713
	$32,234	$23,473

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	YEARS ENDED DECEMBER 31,
	2005	2004	2003

Revenue from license royalties and design service fees	$24,298	$18,714	$19,895

Product sales	6,730	1,821	-

Total revenues	31,028	20,535	19,895

Operating expenses:
Cost of product sales	3,993	1,241	-
Selling, general and administrative	20,294	14,843	12,834
Goodwill impairment loss	212	-	-
Settlement costs of disputed commissions	-	71	643
Total operating expenses	24,499	16,155	13,477

Operating earnings	6,529	4,380	6,418

Interest income	420	104	23
Earnings before income taxes	6,949	4,484	6,441

Income taxes	2,248	1,783	1,875

Net earnings	$4,701	$2,701	$4,566

Net earnings per common share:
Basic	$0.30	$0.17	$0.29
Diluted	$0.30	$0.17	$0.29

Weighted average common shares outstanding:
Basic	15,751	15,738	15,613
Diluted	15,784	15,759	15,658

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(IN THOUSANDS)

	COMMON STOCK		ADDITIONAL
	SHARES	AMOUNT	PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL

BALANCE, December 31, 2002	15,488	$15	$38,797	$(25,332)	$13,480
Exercise of stock options	250	-	749	-	749
Income tax benefit from exercise of stock options	-	-	217	-	217
Net earnings	-	-	-	4,566	4,566

BALANCE, December 31, 2003	15,738	15	39,763	(20,766)	19,012
Net earnings	-	-	-	2,701	2,701

BALANCE, December 31, 2004	15,738	15	39,763	(18,065)	21,713
Exercise of stock options	90		418		418
Income tax benefit from exercise of stock options			41		41
Net earnings	-	-	-	4,701	4,701

BALANCE, December 31, 2005	15,828	$15	$40,222	$(13,364)	$26,873

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,701	$2,701	$4,566
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	427	329	257
Inventory write-down	328	-	-
Deferred rent	(7)	-	-
Provision for bad debt	88
Deferred income taxes	1,458	1,171	1,109
Goodwill impairment	212
Changes in:
Restricted cash	-	4,585	(4,585)
Accounts receivable	(1,552)	(876)	(81)
Merchandise inventory	110	(539)	-
Prepaid expenses and other current assets	48	(154)	(158)
Other assets	17	154	(152)
Accounts payable	532	(173)	(407)
Accrued liabilities	287	(569)	181
Accrued commissions	130	(4,993)	2,590
Accrued bonuses	3,252	94	(953)
Net cash provided by operating activities	10,031	1,730	2,367
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of available-for-sale securities	4,800	3,950	-
Purchases of available-for-sale securities	-	(3,750)	(5,000)
Payments for acquisition of property and equipment	(181)	(946)	(129)
Acquisition of Modern Amusement	-	(375)	-
Net cash provided by (used in) investing activities	4,619	(1,121)	(5,129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash - certificates of deposit	(313)	(413)	-
Proceeds from issuance of common stock	418	-	749
Payments of loan payable	-	-	(1,066)
Net cash provided by (used in) financing activities	105	(413)	(317)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,755	196	(3,079)
CASH AND CASH EQUIVALENTS, beginning of year	4,903	4,707	7,786
CASH AND CASH EQUIVALENTS, end of year	$19,658	$4,903	$4,707

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year of interest	$-	$-	$10
Cash paid during the year for state income taxes	$415	$60	$640

See accompanying notes to consolidated financial statements

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

Mossimo, Inc. (the Company) is a Delaware corporation formed in November 1995, and presently operates as a designer and licensor of apparel and related products. A substantial amount of the Company’s revenue is derived under an agreement with Target Corporation as further described below.

In January 2004 the Company acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement, Inc. (“Modern Amusement”). Modern Amusement designs, merchandises, sources, markets, sells and distributes wholesale apparel and related accessories for young men. The products are offered at moderate to upper price points thru traditional specialty store and better department store distribution channels.

LICENSING AGREEMENTS

The Company entered into a multi-year licensing and design services agreement with Target Corporation (“Target”) in March 2000, subsequently amended in February 2002, and in February and June 2003, hereinafter referred to as the “Target Agreement”. Under the terms of the Target Agreement, Target has the exclusive license, for production and distribution through Target stores, of substantially all Mossimo products sold in the United States.

Under the Target Agreement the Company provides design services and has approval rights for product design, marketing and advertising materials. Target collaborates on design and is responsible for product development, sourcing, quality control and inventory management with respect to the Target licensed product line. Target is obligated to pay the Company design service fees and license royalty fees. Total fees payable by Target are based upon a percentage of Target’s net sales of Mossimo branded products, with minimum total guaranteed fees of approximately $9.6 million annually. Target fees are based on net sales achieved multiplied by a rate, as defined in the Target Agreement. The Company pays a 15 percent commission, based on fees received from Target, to a third party who assisted the Company in connection with entering into the initial agreement with Target. The Target Agreement is subject to early termination under certain circumstances. If Target is current with payments of its obligations under the Target Agreement, Target has the right to renew the Target Agreement, on the same terms and conditions, for additional terms of two years each. In January 2003, Target exercised its first renewal option extending the Target Agreement through January 31, 2006. In January 2005, Target exercised its second renewal option extending the Target Agreement through January 31, 2008. The next renewal option could be exercised by Target on or before January 2007, this renewal option could extend the Target Agreement thru January 2010, if it is exercised by Target.

In addition to the Target Agreement, the Company also licenses its trademarks and provides design services outside of the United States, and also licenses its trademarks for use in collections of eyewear and women’s swimwear and body-wear sold in Target stores in the United States.

In May 2002, the Company entered into an agreement with Hudson’s Bay Company. Under the agreement, the Company provided product design services, and granted a license for the Mossimo trademark to Hudson’s Bay Company exclusively in Canada, in return for license royalties and design service fees. Hudson’s Bay Company collaborated on product design, and was responsible for manufacturing, importing, marketing, advertising, selling and distributing merchandise bearing the Mossimo trademark. The initial term of the agreement was three years beginning in May 2002. The agreement expired in May of 2005, we expect to receive royalty payments through the third quarter of 2006. There are no plans to renew the agreement.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Mossimo, Inc. and its wholly-owned subsidiary, Modern Amusement, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from license royalties and design service fees are recognized in accordance with the terms of the underlying agreements, which is generally after the design services are performed, and as the licensee achieves sales of the Company’s products. During the periods presented herein, a substantial amount of the Company’s revenue from license royalties and design fees were generated under the Target Agreement under a rate that declines as the contract year progresses and Target achieves certain levels of retail sales. Accordingly, the Company’s revenues from Target decrease as the year progresses. The declining rate is reset each contract year beginning on February 1. Revenue recognized in the first and second quarters of the Company’s calendar year in connection with the Target Agreement is significantly higher than in the third and fourth quarters of the Company’s calendar year due to the declining rates in the Target Agreement. Revenue from license royalties and design service fees are generally collected on a quarterly basis, and they range from one percent to five percent of sales, as defined in the respective agreements.

Modern Amusement recognizes wholesale operations revenue from the sale of merchandise when products are shipped, FOB Modern Amusement’s distribution facilities, and the customer takes title and assumes risk of loss, collection is reasonably assured, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include temporary investment of cash in liquid interest bearing accounts with original maturities of 30 days or less.

INVESTMENTS

Short-term investments, which consist of market auction rate preferred securities are classified as “available for sale” under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Accordingly, the short-term investments are reported at fair value, with any unrealized gains and losses included as a separate component of stockholders’ equity, net of applicable taxes. Realized gains and losses, interest and dividends are included in interest income. The fair value of the short-term investments approximated cost at December 31, 2004. There were no investments on hand at December 31, 2005.

INVENTORIES

We maintain inventories for the Modern Amusement segment of our business. Inventories are valued at the lower of cost (first-in, first-out) or market. The Company continually evaluates its inventories by assessing slow moving current product as well as prior seasons’ inventory. Market value of non-current inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. During 2005, the company wrote-down certain inventories by $328,000 to their net realizable value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of the asset, which is generally three to seven years for furniture, fixtures, and equipment. Amortization of leasehold improvements is calculated using the straight line method over the shorter of its useful life or the remaining term of the lease. The Company evaluates the impairment of long-lived assets when certain triggering events occur. If such assets are determined to be impaired, a write-down to fair market value is recorded.

GOODWILL AND TRADENAME

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived assets.

SEGMENTS

The Company operates in two business segments: Mossimo and Modern Amusement (Modern).   In accordance with SFAS No. 131, “ Disclosure About Segments of an Enterprise and Related Information”, the Company’s principal segments are divided between the generation of revenues from products and royalties. The Mossimo segment derives its revenues from royalties associated from the use of its brand names primarily with Target. The Modern segment derives its revenues from the design, and distribution of apparel to department stores and other retail outlets, principally throughout the United States.

INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred income taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when it is estimated to be more likely than not that some portion of the deferred tax assets will not be realized. Accounting for income taxes are further explained in Note 5.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The Company follows the pro forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, which require presentation of the pro forma effect of the fair value based method on net income and net income per share in the financial statement footnotes.

If compensation expense was determined based on the fair value method, the Company’s net earnings and net earnings per share would have resulted in the approximate pro forma amounts indicated below for the years ended December 31, 2005, 2004 and 2003 ( in thousands, except per share data ):

	2005	2004	2003
	(in thousands, except for per share data)
Net earnings as reported	$4,701	$2,701	$4,566
Add: Stock-based employee compensation expense included in reported net earnings	-	-	-
Deduct: Total stock-based employee compensation expense determined under the fair value method	(63)	(305)	(298
Pro forma net earnings	$4,638	$2,396	$4,268

Earnings per share:
Basic - as reported	$0.30	$0.17	$0.29
Basic - pro forma	$0.29	$0.15	$0.27
Diluted - as reported	$0.30	$0.17	$0.29
Diluted - pro forma	$0.29	$0.15	$0.27

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the years ended December 31, 2005, 2004 and 2003, assuming risk-free interest rates of approximately 4.43 percent, 3.7 percent, and 1.9 percent, respectively; volatility of approximately 80 percent, 45 percent, and 50 percent, respectively; zero dividend yield; and expected lives of five years for all periods.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, securities available-for-sale, accounts receivable, accounts payable, accrued liabilities, accrued commissions, and accrued bonuses. The Company considers the carrying value of these instruments to approximate fair value for these instruments because of the relatively short period of time between origination and their expected realization or settlement.

COMPUTATION OF PER SHARE AMOUNTS

Basic and diluted earnings per share are computed using the methods prescribed by SFAS 128, “Earnings per Share.” Basic income per share is computed as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all potential dilutive common share equivalents outstanding during the period. The computation of diluted earnings per share does not assume the exercise of securities that would have an anti-dilutive effect.

The computation of basic and diluted earnings per common share for income from continuing operations is as follows (in thousands, except per share data):

	2005	2004	2003
	(in thousands, except for per share data)
Income available to common shareholders - basic and diluted	$4,701	$2,701	$4,566

Basic weighted average common shares	15,751	15,738	15,613
Incremental shares related to stock options	33	21	45
Diluted weighted average common shares	15,784	15,759	15,658

Net earnings per share:
Basic earnings per common share	$0.30	$0.17	$0.29
Diluted earnings per common share	$0.30	$0.17	$0.29

Potential common shares excluded from diluted earnings per share since their effect would be antidilutive - stock options	342	468	554

IMPACT OF RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Retrospective application is limited to the direct effects of the change; the indirect effects should be recognized in the period of the change. This statement carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS No. 154 are effective for accounting changes and corrections of errors made in fiscal periods that begin after December 15, 2005, although early adoption is permitted. The Company does not anticipate that the implementation of this standard will have a material impact on its financial condition and results of operations.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment.” SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that is currently used and requires that such transactions be accounted for using a fair value-based method and recognized as expense in the consolidated statement of operations. SFAS No. 123R is effective for the Company on January 1, 2006. Accordingly, the Company will adopt SFAS No. 123R in our first quarter of 2006. See Note 1 Summary of Business Description and Significant Accounting Policies - Stock-Based Compensation for the pro forma effects of how SFAS No. 123R would have affected results of operations in 2005, 2004 and 2003. We are currently assessing the impact this prospective change in accounting guidance will have on our financial condition and results of operations, but we believe that the impact will not be material.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4.” SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company on January 1, 2006. The Company does not believe that the adoption of SFAS No. 151 will have a material impact on its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation clarifies the requirements of a guarantor in accounting for and disclosing certain guarantees issued and outstanding. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued after December 31, 2002. The Company licenses its trademarks, provides design services and has approval rights for product design, marketing and advertising materials under licensing and design service agreements which include certain provisions for indemnifying the licensee. As an element of its standard commercial terms, the Company includes an indemnification clause in its licensing and design services agreements that indemnifies the licensee against liability and damages arising from any claims, suits, damages, or costs relating to the breach of any warranty, representation, term or condition made or agreed to by its licensees involving the manufacture, packaging, distribution, promotion, sale, marketing, advertising or other use of the trademarks under license. We believe that our policies and practices limit our exposure related to the indemnification provisions of the license and design services agreements. For several reasons, including the lack of prior indemnification claims and the lack of monetary liability limit for certain infringement cases under the license and design services agreements, we cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

RECLASSIFICATIONS

Certain reclassifications have been made to conform to current year presentation. These reclassifications have no impact on reported net earnings.

2. BUSINESS ACQUISITION

On January 16, 2004, Mossimo, Inc. acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement for cash. Modern Amusement designs, merchandises, sources, markets, sells and distributes wholesale apparel and related accessories for young men and young women. The “Modern Amusement” registered brand is principally focused on premium west coast-lifestyle apparel and related accessories. The products are offered at moderate to upper price points through traditional specialty store and higher-end department store distribution channels. The purpose of the acquisition was to diversify the Company’s current design and licensing business of its Mossimo brand product through mass retail distribution channels. The acquisition was accounted for as a purchase whereby the purchase price was allocated to the assets acquired based on fair values. The excess purchase price over the amount allocated to the assets acquired has been allocated to goodwill, in the accompanying consolidated balance sheet at December 31, 2005. In the fourth quarter of 2004, the Company completed the appraisal of Modern Amusement, and allocated $112,000 of the purchase price to tradename, an amortizable intangible asset with a 10-year life. The amortization will be recorded ratably over the 10-year period. The following table summarizes the fair values of the assets acquired at the date of acquisition. Pro forma information is not presented as the impact of this acquisition on the consolidated financial statements is not material.

Net current assets	$25
Property and equipment	20
Goodwill	212
Tradename	112
Other assets	6

Assets acquired	$375

The Modern Amusement segment is tested for goodwill impairment on an annual basis at the end of the fourth quarter. Due to the expected continuing investment in the Modern Amusement brand, the cash flow from this reporting segment is expected to be negative until 2008. In December 2005, a goodwill impairment loss of $212,000 was recognized in the Modern Amusement reporting segment. The fair value of that reporting segment was estimated using the expected present value of future cash flows.

The Company also tested the Modern Amusement tradename for impairment. Based on our testing in accordance with FASB Statement No. 144, the tradename was not deemed impaired. The tradename will continue to be amortized over its remaining useful life.

3. MAJOR CUSTOMER AND ACCOUNTS RECEIVABLE

A substantial amount of the Company’s revenue and accounts receivable are derived under the Target Agreement. The accounts receivable are held without collateral, and are subject to normal credit risk assumed by the Company. Revenue from license royalties and design service fees from Target were approximately 69% in 2005, 79% in 2004, and 88% in 2003, of total revenue. Accounts receivable from Target for 2005 and 2004 were 58% and 59%, respectively, of total accounts receivable.

Modern Amusement extends credit to customers in the normal course of business, subject to established credit limits. Accounts receivable, net, in the consolidated balance sheets, consists of amounts due from customers net of allowance for doubtful accounts. The allowance for doubtful accounts is determined by reviewing accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. The write-off for bad debts in 2005 was approximately $88,000.

4. CREDIT FACILITY WITH BANK

The Company established a revolving line of credit with a bank in the amount of $300,000 in February 2004. The line of credit was established to open letters of credit with foreign suppliers for finished goods for Modern Amusement. The line of credit was increased to $400,000 in June of 2004, and subsequently increased to $500,000 in January of 2005 and increased again to $900,000 in May of 2005. The line of credit is secured by three certificates of deposit totaling approximately $726,000. There is no expiration date for this line, and there are no covenants. There is a fee charged per letter of credit opened and closed. Open letters of credit at December 31, 2005 were approximately $875,000.

5. INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2005	2004	2003
	(IN THOUSANDS)
Current:
Federal	$209	$40	$162
State	581	572	604
	790	612	766

Deferred:
Federal	1,502	1,481	1,032
State	(44)	(310)	77
	1,458	1,171	1,109
Total provision for income taxes	$2,248	$1,783	$1,875

The provision for income taxes may differ from the amount of tax determined by applying the federal statutory rate of 34% to pretax earnings. The components of this difference consist of the following for the years ended December 31:

	2005	2004	2003
	(IN THOUSANDS)
Provision on earnings at federal statutory tax rate	$2,380	$1,518	$2,198
State tax provision, net of federal tax effect	705	260	375
Decrease in valuation allowance	(862)	-	-
Other, including alternative minimum tax	25	5	(698)

Total provision for income taxes	$2,248	$1,783	$1,875

Significant components of the Company’s deferred income taxes are as follows as of December 31, 2005 and 2004:

	2005	2004
	(IN THOUSANDS)
Deferred income tax assets:
Net operating loss carry-forwards	$3,947	$7,631
Related party accrued salary	665	-
Foreign tax credits	371	314
Alternative minimum tax credit	718	521
State minimum tax credit	66	20
Other	405	6

Total	6,172	8,492
Less valuation allowance	(245)	(555)

Total net deferred tax asset	$5,927	$7,937

Current portion	$4,004	$1,869
Long-term portion	1,923	6,068

Total net deferred tax asset	$5,927	$7,937

The Company considers projected taxable income from the Target Agreement and other agreements in deriving its estimate of deferred tax asset recoverability. As a result of the extension of the Target Agreement through January 31, 2008, the reevaluation of its forecasted operating results and resultant taxable income during the extended term of the Target Agreement, management believes realization of its net deferred tax assets is more likely than not.

As of December 31, 2005, the Company has approximately $10.2 million, and $8.2 million of federal and state income tax net operating loss carry forwards, respectively, available to offset future taxable income, which expire in various years through 2022.

In accordance with the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50 percent over a three-year period. The impact of limitations, if any that may be imposed upon future issuances of equity securities cannot be determined at this time.

In addition to the Company’s taxable income being subject to federal, state and local income taxes, the Company may be classified as a “personal holding company” from time to time. Personal holding company status results from more than 50 percent of the value of outstanding stock being owned directly or indirectly by five or fewer individuals, and more than 60 percent of the Company’s income, as defined, being derived from royalties. Personal holding companies are subject to an additional federal tax at a 15 percent tax rate on undistributed after tax earnings.

Over 50 percent of the value of the Company’s outstanding stock is owned by one stockholder. In 2005, 2004 and 2003, less than 60 percent of the Company’s income as defined was derived from license royalties, accordingly the Company is not classified as a personal holding company and is not subject to the personal holding company tax. The Company intends to continue to take appropriate measures to avoid being classified as a personal holding company in future years. However, there can be no assurance that the Company will be successful in its efforts to avoid classification as a personal holding company in the future.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2005	2004
	(IN THOUSANDS)
Furniture and fixtures	$486	$420
Leasehold improvements	1,365	1,282
Equipment	454	422

	2,305	2,124
Accumulated depreciation and amortization	1,412	1,007
	$893	$1,117

7. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees, and providing for matching contributions by the Company, as defined in the plan. Contributions made to the plan were $13,600 in 2005, $13,300 in 2004 and $14,000 in 2003.

8. COMMITMENTS AND CONTINGENCIES

The Company leases its office and design studio under an operating lease agreement effective through July 2009, providing for annual lease payments of approximately $315,000 in 2006, $324,000 in 2007, $334,000 in 2008, and $196,000 in 2009. Rent expense was approximately $380,000 in 2005, $384,000 in 2004 and $260,000 in 2003.

The Company has a bonus program with its two top executives. Under this program bonuses payable to the Co-Chief Executive Officers’ are determined at the discretion of the Compensation Committee of the Board of Directors, are subject to approval by the Board of Directors, and can not exceed a formula based on a percentage of fees paid by Target to the Company, as defined in the respective bonus plans of these two officers. Bonus expense in connection with the bonus plans of these two officers was $3,340,000 in 2005, $607,000 in 2004 and $1,854,000 in 2003.

We had a dispute over the commissions payable to a third party which relate to our agreement with Target. In June 2003, we had deposited with the court approximately $4,585,000 which was classified as restricted cash. The dispute was resolved in the second quarter of 2004, and the funds were distributed to the third party. As part of the settlement the Company is required to pay a fee to the third party of fifteen percent of applicable revenues from the Target Agreement. Fees incurred under this arrangement were $3.2 million in 2005, $2.6 million in 2004 and $2.6 million in 2003. Under this agreement, we have a commission obligation for 15% of fees received from Target for the duration of the Target Agreement thru January 2008, and for subsequent extensions if they are exercised by Target. The future commissions are based on the minimum royalty and design fee payment from target of approximately $9.6 million through January 2008.

9. STOCKHOLDERS’ EQUITY

The Company adopted the Mossimo, Inc. 1995 Stock Option Plan (the “1995 Plan”), which provides for the grant of stock options, stock appreciation rights and other stock awards to certain officers and key employees of the Company and to certain advisors or consultants to the Company. A total of 1,500,000 shares have been reserved for issuance under the 1995 Plan. Options granted thereunder have an exercise price equal to the fair market value of the common stock on the date of grant. In April 2000, the Company amended the 1995 Plan so that an optionee’s vesting in such options automatically terminates when the optionee’s employment with the Company is terminated for reasons other than retirement, disability or death. As of December 31, 2005 there were no shares of common stock under the 1995 Plan that were available for future grant.

The Company’s Non-Employee Directors Stock Option Plan (the “Directors Plan”) provides for the automatic grant to each of the Company’s non-employee directors of (i) an option to purchase 30,000 shares of common stock on the date of such director’s initial election or appointment to the Board of Directors and (ii) an option to purchase 3,000 shares of common stock on each anniversary thereof on which the director remains on the Board of Directors. A total of 250,000 shares have been reserved under the Directors Plan. Options granted thereunder have an exercise price equal to the fair market value of the common stock on the date of grant. As of December 31, 2005 there were no shares of common stock under the Directors Plan that were available for future grant.

Changes in shares under option for the 1995 Plan and the Directors Plan (the “Plans”) are summarized as follows for the years ended December 31,

	2005		2004		2003
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding, beginning of year	685,310	$5.90	625,310	$7.23	992,075	$7.34
Granted	36,000	5.43	210,000	3.77	549,000	4.13
Exercised	(90,312)	4.60	-	-	(250,400)	3.40
Canceled/forfeited	(81,667)	4.15	(150,000)	8.43	(665,365)	6.06
Outstanding, end of year	549,331	6.41	685,310	5.90	625,310	7.23
Options exercisable, end of year	423,331		475,310		281,000

Weighted average fair value of options granted during the year		$3.88		$1.80		$2.18

Outstanding stock options for the Plans at December 31, 2005 consist of the following:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/2005	Weighted Average Exercise Price

$0.88 - $1.88	36,000	4.32	$1.71	36,000	$1.71
$2.50 - $3.50	60,000	7.69	3.24	36,667	3.14
$3.80 - $5.43	313,021	6.84	4.63	210,354	4.75
$6.42 - $9.61	100,000	5.55	8.35	100,000	8.35
$10.63 - $25.38	40,310	0.64	23.43	40,310	23.43

	549,331	6.08	6.34	423,331	6.98

The Company adopted the Mossimo, Inc 2005 stock Option Plan (the “2005 Plan) to replace the 1995 Plan and the Directors Plan both of which terminated as of December 31, 2005. The 2005 Plan provides for the grant of stock options to certain officers, key employees and non-employee directors. A total of 1,500,000 shares have been reserved for issuance under the 2005 Plan. Options granted under the 2005 Plan will have an exercise price equal to the fair market value of the common stock on the date of grant. Options will be exercisable in accordance with vesting schedules to be established by the Compensation Committee. As of December 31, 2005, no options have been granted under the 2005 Plan.

10. SEGMENT INFORMATION

The Company operates in two business segments: Mossimo (design and licensing service) and Modern Amusement (Modern) (wholesale men’s apparel). The following tables summarize various financial amounts for each of our business segments (in thousands):

Year ended December 31, 2005	Mossimo	Modern	Total
Revenues	$24,298	$6,730	$31,028
Gross Profit	-	2,737	2,737
Depreciation and Amortization	186	241	427
Selling, general and administrative expenses	16,315	3,979	20,294
Goodwill impairment loss	-	212	212
Operating Income (loss)	7,983	(1,454)	6,529
Interest Income	420	-	420
Total Assets	29,280	2,954	32,234

Year ended December 31, 2004	Mossimo	Modern	Total
Revenues	$18,714	$1,821	$20,535
Gross Profit	-	580	580
Depreciation and Amortization	229	100	329
Selling, general and administrative expenses	12,041	2,802	14,843
Operating Income (loss)	6,601	(2,221)	4,380
Interest Income	104	-	104
Total Assets	20,753	2,720	23,473

•	The following information should be considered when reading the above table (in thousands):

•	The Company has no inter-segment revenue or expense.

•	Corporate overhead has been allocated to the Mossimo segment.

•	The provision for income tax is not allocated to business segments.

•	All long-lived assets were geographically located in the United States.

•	Revenue from countries other than the United States did not account for 10% or more of total revenue.

•	During 2003, the Company operated only the Mossimo segment.

•
Gross profit is derived by reducing sales of the Modern segment of $6,730 by $3,993 of cost of sales to arrive at a gross profit of approximately $2,737 for 2005. For 2004, sales of the Modern segment were $1,821 reduced by cost of sales of $1,241 to arrive at a gross profit of approximately $580.

•	Operating expenses that have a direct correlation to each segment have been recorded in each respective segment.

11. VALUATION AND QUALIFYING ACCOUNTS

As of December 31, 2005 and 2004 there is no allowance for doubtful accounts or sales returns recorded for the Mossimo segment. Changes in the allowances for doubtful accounts, and for sales returns and markdowns for 2002 were as follows:

	BALANCE AT BEGINNING PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
		(IN THOUSANDS)
Year ended December 31, 2002 - Note (a):
Allowance for doubtful accounts	$207	$-	$(207)	$-
Allowance for sales returns and markdowns	6,229	-	(6,229)	-

Note (a): Deductions reflect the write-off of accounts previously reserved.

As of December 31, 2005 and 2004 there was an allowances for doubtful accounts for the Modern segment. Changes in the allowances for doubtful accounts for 2005 for the Modern segment were as follows:

	BALANCE AT BEGINNING PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
		(IN THOUSANDS)
Year ended December 31, 2004:
Allowance for doubtful accounts	$-	$22	$-	$22

Year ended December 31, 2005:
Allowance for sales returns and markdowns	$22	$88	$-	$110

12. UNAUDITED INTERIM FINANCIAL INFORMATION

The following tables set forth certain selected interim financial data for the Company by quarter for the years ended December 31, 2005 and 2004.

	YEAR ENDED DECEMBER 31, 2005
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues	$8,664	$9,045	$6,771	$6,548	$31,028

Earnings before income taxes (a)	3,081	3,076	755	37	6,949

Provision for income taxes	1,260	848	118	22	2,248

Net earnings	1,821	2,228	637	15	4,701

Net earnings per share:
Basic	$0.12	$0.14	$0.04	$0.00	$0.30
Diluted	0.12	0.14	0.04	0.00	0.30

	YEAR ENDED DECEMBER 31, 2004
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues	$6,236	$6,208	$4,934	$3,157	$20,535

Earnings loss before income taxes (b)	2,037	1,687	(175)	935	4,484

Provision (benefit) for income taxes	847	680	(50)	306	1,783

Net earnings (loss)	1,190	1,007	(125)	629	2,701

Net earnings (loss) per share:
Basic	$0.08	$0.06	$(0.01)	$0.04	$0.17
Diluted	0.08	0.06	(0.01)	0.04	0.17

Note (a): Included in the fourth quarter of 2005 is a $212,000 goodwill impairment loss.

Note (b): Earnings (loss) before income taxes in the fourth quarter of 2004 reflects a reversal of accrued bonuses of $1.13 million.

APPENDIX G

FINANCIAL STATEMENTS OF MOSSIMO, INC.
FOR THE QUARTER ENDED JUNE 30, 2006

MOSSIMO, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)
(unaudited)

	June 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,490	$19,658
Restricted cash	843	726
Investments	-	-
Accounts receivable, net	6,042	4,372
Merchandise inventory	263	101
Deferred income taxes	3,702	4,004
Prepaid expenses and other current assets	426	388
Total current assets	32,766	29,249

PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation and amortization	808	893

DEFERRED INCOME TAXES	1,581	1,923

GOODWILL	-	-

TRADENAME	84	90

OTHER ASSETS	60	79
	$35,299	$32,234

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$887	$884
Accrued liabilities	1,102	503
Accrued commissions	1,542	388
Accrued bonuses	2,144	3,458
Total current liabilities	5,675	5,233

DEFERRED RENT	117	128
Total liabilities	5,792	5,361

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.001; authorized shares 3,000,000; no shares issued or outstanding	-	-
Common stock, par value $.001; authorized shares 30,000,000; issued and 16,002,775 at June 30, 2006 and 15,828,754 at December 31, 2005	15	15
Additional paid-in capital	41,316	40,222
Accumulated deficit	(11,824)	(13,364)
Net stockholders’ equity	29,507	26,873
	$35,299	$32,234

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Revenue from license royalties and design service fees	$9,020	$8,113	$11,581	$15,467

Product sales	1,278	932	3,655	2,242

Total revenues	10,298	9,045	15,236	17,709

Operating expenses:
Cost of product sales	545	695	1,842	1,734
Selling, general and administrative	5,438	5,353	11,215	9,928
Total operating expenses	5,983	6,048	13,057	11,662

Operating earnings	4,315	2,997	2,179	6,047

Interest income	222	79	416	110
Earnings before income taxes	4,537	3,076	2,595	6,157

Income taxes	1,823	848	1,055	2,108

Net earnings	$2,714	$2,228	$1,540	$4,049

Net earnings per common share:
Basis	$0.17	$0.14	$0.10	$0.26
Diluted	$0.17	$0.14	$0.10	$0.26

Weighted average common share outstanding:
Basic	15,996	15,738	15,943	15,738
Diluted	16,061	15,768	15,997	15,762

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
(unaudited)

	For the Six Months Ended June 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$1,540	$4,049
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	159	252
Inventory write-down	86	189
Deferred rent	(11)	2
Provision for bad debt	208	48
Deferred income taxes	644	1,865
Excess tax benefit from stock-based compensation	(141)	-
Stock-based compensation	96	-
Changes in:
Accounts receivable	(1,878)	(3,588)
Merchandise inventory	(248)	(435)
Prepaid expenses and other current assets	(38)	61
Other assets	19	44
Accounts payable	3	761
Accrued liabilities	740	50
Accrued commissions	1,154	520
Accrued bonuses	(1,314)	1,574
Net cash provided by operating activities	1,019	5,392
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of available-for-sale securities	-	4,800
Payments for acquisition of property and equipment	(68)	(103)
Net cash provided (used in) investing activities	(68)	4,697

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash - certificates of deposit	(117)	(304)
Excess tax benefit from stock-based compensation	141	-
Proceeds from issuance of common stock	857	-
Net cash provided by (used in) financing activities	881	(304)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,832	9,785
CASH AND CASH EQUIVALENTS, beginning of year	19,658	4,903
CASH AND CASH EQUIVALENTS, end of year	$21,490	$14,688

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for state income taxes	$-	$25

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. BASIS OF PRESENTATION

The condensed consolidated financial statements presented herein have not been audited, but include all material adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the financial condition, results of operations and cash flows for the periods presented. However, these results are not necessarily indicative of results for any other interim period or for the full year. The condensed consolidated balance sheet data presented herein for December 31, 2005 was derived from Mossimo’s audited consolidated financial statements for the year then ended, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The consolidated financial statements include the accounts of Mossimo, Inc. and its wholly-owned subsidiary, Modern Amusement, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

On January 16, 2004, Mossimo, Inc. acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement, Inc. ("Modern Amusement"). All inter-company accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain information and footnote disclosures normally included in annual financial statements in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to the Regulations of the Securities and Exchange Commission. Mossimo believes the disclosures included in the accompanying interim condensed consolidated financial statements and notes thereto are adequate to make the information not misleading, but should be read in conjunction with the financial statements and notes thereto included in our Form 10-K for the year ended December 31, 2005.

As of March 31, 2006, Mossimo entered into an agreement and plan of merger by and among Mossimo, Iconix Brand Group, Inc., Moss Acquisition Corp., a wholly-owned subsidiary of Iconix, and Mossimo Giannulli, the Chairman and Co-Chief Executive Officer and 64.6% stockholder of Mossimo (“Merger Agreement”). Pursuant to the agreement, Mossimo expects to merge with and into Moss Acquisition Corp. which would be the surviving company. The proposed merger is described in Mossimo’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2006.

As consideration for investment banking services provided in connection with Mossimo’s negotiation and evaluation of the proposed merger and any alternative proposals, Mossimo has agreed to pay B. Riley & Co., Inc. an investment banking fee of $600,000. This fee is not contingent on the completion of any transaction. Bryant R. Riley, a director of Mossimo, is chairman and chief executive officer of B. Riley & Co., Inc. This fee was accrued in the first quarter of 2006.

Share-Based Compensation

On January 1, 2006, Mossimo adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors for employee stock options based on estimated fair values. SFAS 123(R) supersedes Mossimo’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning on or after January 1, 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). Mossimo has applied the relevant provisions of SAB 107 in its adoption of SFAS 123(R).

Mossimo adopted SFAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006, the first day of Mossimo’s 2006 fiscal year. Mossimo’s consolidated financial statements as of and for the three and six months ended June 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, Mossimo’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the three and six months ended June 30, 2006 was $48,000 and $96,000, respectively.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in Mossimo’s consolidated statement of earnings. Prior to the adoption of SFAS 123(R), Mossimo accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Mossimo followed the pro forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", which requires presentation of the pro forma effect of the fair value based method on net earnings and net earnings per share in the financial statement footnotes.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in Mossimo’s consolidated statement of earnings for the three and six months ended June 30, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123. Mossimo uses the straight-line single option method of attributing the value of the share-based compensation expense. As stock-based compensation expense recognized in the consolidated statement of earnings for the first and second quarter of 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In Mossimo’s pro forma information required under SFAS 123 for the periods prior to 2005, Mossimo accounted for forfeitures as they occurred.

Upon adoption of SFAS 123(R), Mossimo continues to use the Black-Scholes option pricing model for valuation of share-based awards granted beginning in 2006. Mossimo’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by Mossimo’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, Mossimo’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

2. REVENUE RECOGNITION

Revenue from license royalties and design service fees are recognized in accordance with the terms of the underlying agreements, which is generally after the design services are performed, and as the licensee achieves sales of Mossimo’s products. During the periods presented herein, a substantial amount of Mossimo’s revenue from license royalties and design fees were generated under the Target Agreement under a rate of 1% to 4% that declines as the contract year progresses and Target achieves certain levels of retail sales. Accordingly, Mossimo’s revenues from Target decreases as the year progresses. The declining rate is reset each contract year beginning on February 1. Revenue recognized in the first and second quarters of Mossimo’s calendar year in connection with the Target Agreement is significantly higher than in the third and fourth quarters of Mossimo’s calendar year due to the declining rates in the Target Agreement. Revenues from license royalties and design service fees under license agreements other than the Target Agreement are generally collected on a quarterly basis, and they range from 2% to 5% of sales, as defined in the respective agreements.

On March 31, 2006, Mossimo and Target restated the Target Agreement. The restated Target Agreement extends Target’s exclusive license to produce and distribute substantially all Mossimo-branded products sold in the United States, its territories and possessions through Target retail stores or any other retail store or other merchandising activity operated by Target or its affiliates, including direct mail and Internet merchandising until January 31, 2010.

Under the restated Target Agreement, Mossimo will ensure the availability of Mossimo Giannulli, the Co-Chief Executive Officer of Mossimo, to provide the services of creative director in connection with Mossimo-branded products sold though Target stores. Target will pay Mossimo an annual guaranteed minimum fee of $9,625,000 for each contract year (defined as each period from February 1 through January 31 during the term of the agreement), against which Target may charge back and offset certain amounts. As amended, the agreement requires Mossimo to pay Target a one-time, nonrefundable reimbursement of fees paid by Target related to contract year 2006 revenues in the amount of $6,000,000 on or before June 30, 2006. The payment was made in the second quarter of 2006 in accordance with the terms of the agreement, but was recorded as a reduction in revenue during the first quarter of 2006.

Modern Amusement recognizes wholesale operations revenue from the sale of merchandise when products are shipped, FOB Modern Amusement’s distribution facilities, and the customer takes title and assumes risk of loss, collection is reasonably assured, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.

3. INVENTORY

Mossimo maintains inventories for the Modern Amusement segment. Inventories are valued at the lower of cost (first-in, first-out) or market and are made up primarily of finished goods. Mossimo continually evaluates its inventories by assessing slow moving current product as well as prior seasons' remaining inventory. Market value of non-current inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. Management makes reserves against such inventory as seen appropriate, which reduces our gross margin, operating income and carrying value of inventories.

4. EXECUTIVE BONUS PLANS

Mossimo has bonus plans covering two executive officers which are administered by the Compensation Committee of the Board of Directors, and that provide for discretionary bonuses based on Mossimo’s overall performance, with the total amount of the bonuses not to exceed a percent (as defined) of the excess over the minimum total guaranteed fees, if any, of license royalties paid to Mossimo under the Target Agreement, and as defined in each of the respective bonus plans. Mossimo has expensed approximately $1.3 million and $1.0 million under these agreements for the three month periods ended June 30, 2006 and 2005, respectively; and $2.0 million and $1.7 million for the six month periods ended June 30, 2006 and 2005, respectively.

5. INCOME TAXES

Mossimo accounts for income taxes in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, "Accounting for Income Taxes". Deferred taxes result from the recognition of the income tax benefit to be derived from Mossimo’s net operating loss carry forward for income taxes purposes.

Mossimo recorded a provision for income taxes of $1,823,000 and $1,055,000 for the three and six months ended June 30, 2006, respectively, compared to a provision for income taxes of $848,000 and $2,108,000 for the three and six months ended June 30, 2005, respectively. Both provisions approximate Mossimo’s combined effective rate as estimated for the entire fiscal year, for Federal and California state income taxes. The income tax rate for the six months ended June 30, 2006 is 41% compared to 34% for the comparable period of the prior year.

At June 30, 2006, Mossimo has recorded a total net deferred tax asset of $5.28 million, with $3.70 million classified as current in the accompanying condensed consolidated balance sheet, primarily reflecting the extension of the Target Agreement through January 31, 2010. Mossimo has considered the projected taxable income from the Target Agreement and other agreements in its estimate of deferred tax asset recoverability and has recorded a valuation allowance for its net deferred tax assets of $245,000 as of June 30, 2006. The valuation allowance relates principally to foreign tax credits for which there is uncertainty about their recoverability within the period prior to the expiration of the carryforwards.

Mossimo has approximately $2.07 million and $1.38 million of federal and state income tax net operating loss carry forwards, respectively, available to offset future taxable income which expire in various years through 2022. Mossimo expects that future taxable income will be offset in the near-term, for the most part, by its net operating tax loss carry forwards.

In addition to Mossimo’s taxable income being subject to federal, state and local income taxes, Mossimo may be classified as a “personal holding company” from time to time. Personal holding company status results from more than 50 percent of the value of outstanding stock being owned directly or indirectly by five or fewer individuals, and more than 60 percent of Mossimo’s income, as defined, being derived from royalties. Personal holding companies are subject to an additional federal tax at the highest personal income tax rate on undistributed after tax earnings.

Over 50 percent of the value of Mossimo’s outstanding stock is owned by one stockholder, however it is presently anticipated that in 2006, no more than 60 percent of Mossimo’s income, as defined, would be derived from license royalties. Accordingly, at this time Mossimo is not anticipating being classified as a personal holding company at the end of 2006 and Mossimo intends to continue to take appropriate measures to avoid being classified as a personal holding company at the end of 2006 and beyond. However, there can be no assurance that Mossimo will be successful in its efforts to avoid classification as a personal holding company at the end of 2006 or in future years.

6. EARNINGS PER SHARE AND STOCK OPTION PLANS

Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share includes the effect of potential shares outstanding, including dilutive stock options, using the treasury stock method. Securities excluded from diluted weighted average shares outstanding are comprised of stock options.

The reconciliation between earnings and weighted average shares outstanding for basic and diluted earnings per share is as follows (amounts in thousands, except per share data):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Net earnings (loss)	$2,714	$2,228	$1,540	$4,049
Weighted average number of common shares:
Basic	15,996	15,738	15,943	15,738
Effect of dilutive securities - stock options	64	30	54	24
Diluted	16,061	15,768	15,997	15,762

Earnings (loss) per share:
Basic	$0.17	$0.14	$0.10	$0.26
Effect of dilutive securities - stock options	-	-	-	-
Diluted	$0.17	$0.14	$0.10	$0.26
Excluded securities - antidilutive	97	394	100	394

Mossimo adopted the Mossimo, Inc. 1995 Stock Option Plan (the "1995 Plan"), which provides for the grant of stock options, stock appreciation rights and other stock awards to certain officers and key employees of Mossimo and to certain advisors or consultants to Mossimo. In addition, Mossimo adopted a Non-Employee Directors Stock Option Plan (the "Directors Plan") that provides for the grant of stock options to non-employee directors. Stock options issued to employees are granted at the market price on the date of grant, generally vest at 33% per year, and generally expire ten years from the date of grant.  We issue new shares of common stock upon exercise of stock options. This plan expired at the annual meeting held on December 15, 2005, therefore, no additional share will be issued under this plan.

Mossimo adopted the Mossimo, Inc 2005 stock Option Plan (the “2005 Plan) to replace the 1995 Plan and the Directors Plan both of which terminated as of December 31, 2005. The 2005 Plan provides for the grant of stock options to certain officers, key employees and non-employee directors. A total of 1,500,000 shares have been reserved for issuance under the 2005 Plan. Options granted under the 2005 Plan will have an exercise price equal to the fair market value of the common stock on the date of grant. Options will be exercisable in accordance with vesting schedules to be established by the Compensation Committee. As of June 30, 2006, no options have been granted under the 2005 Plan.

A summary of option activity follows:

	Shares	Weighted Average Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value

Outstanding, at December 31, 2005	554,331	6.34
Granted	-	-
Exercised	(174,021)	4.93
Forfeited	(25,000)	10.40

Outstanding, at June 30, 2006	355,310	6.72	5.18	$1,048,460

Options exercisable at June 30, 2006	255,977	7.64	5.08	$688,875

The weighted-average grant-date fair value of options granted during the three and six months ended June 30, 2005 was $2.88. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between our closing stock price on June 30, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006.  This amount changes based on the fair market value of our stock. Total intrinsic value of options exercised for the six month period ended June 30, 2006 was $351,820. No options were exercised during the six month period ended June 30, 2005. As of June 30, 2006, total unrecognized stock-based compensation expense related to non-vested stock options was approximately $236,000, which is expected to be recognized over a weighted average period of approximately two years.

The following table summarizes stock-based compensation expense, net of tax, related to employee stock options under SFAS 123(R) for the three and six months ended June 30, 2006 which was allocated as follows (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Stock-based compensation expense included in operating expenses	$48	$-	$96	$-

Tax benefit	(19)	-	(38)	-

Stock-based compensation expense related to employee stock options, net of tax	$29	$-	$58	$-

As noted above, the impact of net earnings from the adoption of SFAS 123(R) was a reduction in net earnings of $29,000 or $0.00 per diluted share for the quarter ended June 30, 2006 and net earnings of $58,000 or $0.00 per diluted share for the six months ended June 30, 2006 . Prior to the adoption of SFAS 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in our consolidated statement of cash flows. SFAS 123(R) requires such benefits to be recorded as financing cash flows. The impact of this changes in not material to our statement of cash flows.

Before January 1, 2006, Mossimo accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Mossimo follows the pro forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", which requires presentation of the pro forma effect of the fair value based method on net earnings and net earnings per share in the financial statement footnotes.

If compensation expense was determined based on the fair value method, Mossimo's net earnings and earnings per share would have resulted in the approximate pro forma amounts indicated below for the three and six month periods ended June 30, 2006 (in thousands, except per share data):

	Three months June 30, 2006	Six months June 30, 2006

Net earnings as reported	$2,228	$4,049

Deduct:
Total stock-based employee compensation expense determined under fair market value based method for all awards, net of related tax effects	(16)	(32)
Pro forma net earnings	$2,212	$4,017

Earnings per share - basic and diluted
As reported - basic	$0.14	$0.26
As reported - diluted	$0.14	$0.26

Pro forma - basic	$0.14	$0.26
Pro forma - diluted	$0.14	$0.26

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the period ended June 30, 2005, assuming risk-free interest rates of 4.28 percent; volatility of approximately 84 percent; zero dividend yield; and expected lives of 6.50 years. There were no options granted in the first quarter of 2006. Pro forma disclosure for the quarter ended March 26, 2006 is not presented because the amounts are recognized in the consolidated financial statements.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar options, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on the historical volatility of our stock for the period equal to the expected term. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant with an equivalent remaining term. Mossimo has not paid dividends in the past and does not currently plan to pay any dividends in the near future.

7. LITIGATION

On April 12, 2005, Mossimo Giannulli offered to acquire all of the outstanding publicly held common stock of Mossimo at a price of $4.00 per share. Following the announcement, six purported class action lawsuits were filed in the Court of Chancery of the State of Delaware. Each of the complaints asserted that the Mossimo directors breached their fiduciary duties to Mossimo’s stockholders, and sought an injunction preventing the acquisition. On April 19, 2005, the Board of Directors appointed a Special Committee to consider and evaluate Mr. Giannulli’s proposal. The Special Committee retained Houlihan Lokey and Gibson Dunn & Crutcher to serve as the Committee’s independent financial advisor and legal counsel, respectively, with respect to the Committee’s evaluation of Mr. Giannulli’s proposal. On May 27, 2005, the above referenced cases were consolidated under the following caption: In re Mossimo, Inc. Shareholder Litigation, Consolidated Civil Action No.1246-N (the “Action”).

On October 10, 2005, Mossimo and other defendants entered into a Memorandum of Understanding (“MOU”) to settle the Action. Under the terms of the MOU, Mr. Giannulli agreed that his proposal to acquire all of Mossimo’s outstanding shares would be priced at $5.00 per share and that the tender offer pursuant to which the acquisition was proposed to be consummated would be conditioned upon no less than 50 percent of all public stockholders of Mossimo unaffiliated with Mr. Giannulli accepting or approving the tender offer. The MOU further provided that plaintiffs’ lead counsel would be afforded the opportunity to comment on and suggest inclusions to the disclosures made to Mossimo’s public stockholders in conjunction with the acquisition. In addition, Mossimo agreed to negotiate in good faith with the plaintiffs’ lead counsel concerning the amount of attorney fees and expenses to be paid, subject to Delaware Chancery Court approval. Mossimo also agreed to pay whatever fee and expense amount the Delaware Chancery Court might have awarded to plaintiffs’ lead counsel. In consideration of these terms, the parties agreed that they would fully and finally release and discharge all claims against each other.

The settlement was conditioned on the consummation of the acquisition by Mr. Giannulli, the negotiation of a definitive stipulation of settlement and the entry of a Final Order and Judgment approving the settlement by the Delaware Chancery Court. On November 14, 2005 Giannulli announced that he had withdrawn the proposal to acquire the outstanding shares of Mossimo that he did not already own. The provisions of the MOU have thus become moot. After the announcement of Mossimo’s proposed merger with Iconix, the plaintiffs filed a first consolidated amended complaint alleging that Mossimo and its board of directors breached their fiduciary duties and engaged in self-dealing in approving the merger agreement. Under the merger agreement, Mossimo and Mr. Giannulli are required to use their best efforts to have the litigation withdrawn and terminated with prejudice or settle it to the reasonable satisfaction of Iconix.

On April 12, 2006, a purported shareholder class action lawsuit was filed in the Superior Court of the State of California for the County of Los Angeles entitled Laborers’ Local #231 Pension Fund vs. Mossimo, Inc. et al. The lawsuit alleges that Mossimo and its board of directors breached their fiduciary duties and engaged in self-dealing in approving the merger agreement and seeks, among other relief, to enjoin the proposed merger of Mossimo with Iconix, the rescission of any agreements entered into in connection with the proposed merger, and costs, including attorney’s fees.

Mossimo and its directors believe the allegations in the complaints filed in Delaware and California are without merit and intend to defend the claims vigorously, but are not able at this time to predict or estimate the outcome of these cases or their effect on Mossimo’s financial statements.

8. SEGMENT INFORMATION

Mossimo operates in two business segments: Mossimo (design and licensing services) and Modern Amusement (Modern) (wholesale). The following tables summarize various financial amounts for each of our business segments (in thousands):

Quarter ended June 30, 2006	Mossimo	Modern	Total

Revenues	$9,020	$1,278	$10,298
Gross Profit	-	733	733
Depreciation and Amortization	26	54	80
Selling, general and administrative expenses	4,606	832	5,438
Operating Income (loss)	4,414	(99)	4,315
Interest Income	220	2	222
Total Assets	30,720	4,579	35,299
Capital Expenditures	18	-	18

Quarter ended June 30, 2005	Mossimo	Modern	Total

Revenues	$8,113	$932	$9,045
Gross Profit	-	237	237
Depreciation and Amortization	59	50	109
Selling, general and administrative expenses	4,419	934	5,353
Operating Income (loss)	3,694	(697)	2,997
Interest Income	79	-	79
Total Assets	26,979	2,898	29,877
Capital Expenditures	21	29	50

Six Months ended June 30, 2006	Mossimo	Modern	Total

Revenues	$11,581	$3,655	$15,236
Gross Profit	-	1,813	1,813
Depreciation and Amortization	51	108	159
Selling, general and administrative expenses	9,277	1,938	11,215
Operating Income (loss)	2,304	(125)	2,179
Interest Income	413	3	416
Total Assets	30,720	4,579	35,299
Capital Expenditures	31	37	68

Six Months ended June 30, 2005	Mossimo	Modern	Total

Revenues	$15,467	$2,242	$17,709
Gross Profit	-	508	508
Depreciation and Amortization	120	132	252
Selling, general and administrative expenses	8,036	1,892	9,928
Operating Income (loss)	7,430	(1,383)	6,047
Interest Income	110	-	110
Total Assets	26,979	2,898	29,877
Capital Expenditures	28	75	103

The following information should be considered when reading the above table:

•	Mossimo has no inter-segment revenue or expense.

•	Corporate overhead has been allocated to the Mossimo segment.

•	The provision for income tax is not allocated to business segments.

•	All long-lived assets were geographically located in the United States.

•	Revenue from countries other than the United States did not account for 10% or more of total revenue.

•
Gross profit is derived by reducing sales of the Modern segment of $1.28 million by $545,000 of the cost of sales for the three months ended June 30, 2006 to arrive at a gross profit of approximately $733,000, compared to sales of $932,000 reduced by cost of sales of $695,000 to arrive at a gross profit of $237,000 for the three months ended June 30, 2005. For the six months ended June 30, 2006, sales of the Modern segment were $3.65 million reduced by cost of sales of $1.84 million to arrive at a gross profit of approximately $1.81 million, compared to sales of $2.24 million reduced by cost of sales of $1.73 million to arrive at a gross profit margin of $508,000 for the six months ended June 30, 2005.

•	Operating expenses that have a direct correlation to each segment have been recorded in each respective segment.

APPENDIX H

STATEMENTS ON ASSETS SOLD AND STATEMENT OF REVENUES AND
DIRECT OPERATING EXPENSES OF ASSETS SOLD
(UNAUDITED)

MUDD (USA) LLC
(A LIMITED LIABILITY COMPANY)

THREE MONTHS ENDED
MARCH 31, 2006 AND 2005

MUDD (USA) LLC

THREE MONTHS ENDED
MARCH 31, 2006 AND 2005

STATEMENT OF ASSETS SOLD (UNAUDITED)	3
STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF ASSETS SOLD (UNAUDITED)	4
SELECTED NOTES TO UNAUDITED FINANCIAL STATEMENTS	6

MUDD ( USA) LLC
STATEMENTS OF ASSETS SOLD
AS OF MARCH 31, 2006 AND 2005
(UNAUDITED)

	2006	2005

Trademarks	$65,621,000	$65,621,000
Total Assets Sold	$65,621,000	$65,621,000

See accompanying selected notes to unaudited financial statements.

MUDD (USA) LLC
STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
OF ASSETS SOLD FOR THE THREE MONTHS ENDED
MARCH 31, 2006 AND 2005
(UNAUDITED)

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005

Royalty income	$2,337,695	2,583,356
Advertising income	268,851	388,138
Total Revenue	2,606,546	2,971,494

Direct Operating Expenses
Licensing agent fees	350,654	370,448
Advertising and promotion expenses	423,951	323,157
Legal fees	176,445	194,022
Accounting fees - external	5,000	5,000
Accounting salaries and related benefits	1,806	1,806
Termination of licensing agent fee agreement	2,149,346	—
Total Direct Operating Expenses	3,107,202	894,433
(Deficiency) Excess of revenues over direct operating expenses	$(500,656)	$2,077,061

See accompanying selected notes to unaudited financial statements.

MUDD (USA) LLC
SELECTED NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2006 AND 2005
(UNAUDITED)

Note A - Basis of Presentation

The statements of assets sold and statements of revenues and direct operating expenses of assets sold are a component of Mudd (USA) LLC (the “Company”), a Delaware limited liability company. The Company is a manufacturer and importer of women’s jeans whose principal customers are retail chains and department stores located throughout the United States and Canada. In addition, the Company licenses the use of the brand name “Mudd” to manufacturers and importers of various other products under royalty agreements. These agreements entitle the Company to revenues based upon the greater of royalty percentages applied to applicable product net sales or agreement-defined minimums and reimbursements for certain specified advertising.

The financial statements have been prepared for the purpose of complying with rules and regulations of the Securities and Exchange Commission for businesses acquired, specifically in connection with the April 11, 2006 sale by the Company to Iconix Brand Group, Inc. of the asset reflected on the accompanying statements of assets sold (see Note C). Such financial statements, rather than complete financial statements in conformity with accounting principles generally accepted in the United States of America, are presented because the Company’s financial reporting and underlying accounting records are not organized in a manner that allowed for the preparation of such complete financial statements without certain arbitrary and potentially misleading allocations of certain assets, liabilities, and expenses.

Accordingly, the financial statements present only the asset sold and the revenues and expenses directly attributable to the assets sold, consisting of licensing fees, advertising and promotion expenses, legal fees, accounting salaries. The financial statements omit corporate overhead, interest and any other expenses not directly related to the asset sold. No income taxes have been provided.

Licensing fees include expenses in connection with a licensing agent agreement and $40,000 per annum in consulting fees. (See Note C).

Legal fees are based upon direct expenses for licensing-related services and, where appropriate, an allocation of fees for general licensing-related representation.

Accounting salaries and related benefits are allocated based upon estimated time spent on licensing-related accounting and reporting totaling approximately one week per quarter.

The accompanying financial statements are not representative of the financial position and results of operations of the Company. Information regarding operating, investing and financing cash flows is not available. Accordingly, statements of cash flows are not presented.

MUDD (USA) LLC
SELECTED NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2006 AND 2005
(UNAUDITED)
(Continued)

Note B - Summary of Significant Accounting Policies

Revenue Recognition

The Company has entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee’s sales.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Major Licensees

Three licensees account for approximately 72% and 70% of royalty income for the three months ended March 31, 2006 and 2005, respectively. This revenue consists of license arrangements located in United States and Canada.

Licensing Agent Fees

On May 25, 2005, the Company entered into a licensing agent agreement with INGROUP LICENSING, INC. (“Ingroup”) whereas, Ingroup will be the exclusive agent in the United States and Canada in obtaining various licenses with third parties for the use by such third parties of the “MUDD” tradename. The term of the agreement was for period ending December 31, 2005, and would automatically renew for one additional year until either party gives written notice to the other party on or before December 1, 2005 or on or before December 1, 2006 for any period thereafter. As compensation for its services, the Company paid Ingroup 15% of any and all royalties received by the Company with licenses procured by Ingroup. The licensing agent fees were nil and $370,448 for the three months ended March 31, 2006 and 2005, respectively. See note C for additional information.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred and amounted to $423,951 for the three months ended March 31, 2006 and $323,157 for the three months ended March 31, 2005.

Intangible Asset

The intangible asset presented in the accompanying statement of asset sold include certain trademarks that were acquired in connection with the acquisition of a majority interest in the business on May 21, 2004, the date of commencing operations. The carrying value initially assigned to the trademarks amounted to $65,621,000 and was based on the Company’s proportionate interest (78.26%) in the acquired business, applied to the estimated fair market value of the trademarks determined at that time. The remainder was brought over at historical book value.

At the time of acquiring the trademarks they were assigned an indefinite useful life. Accordingly such assets are not amortized but instead are tested at least annually for impairment in value, or at such earlier time when an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset’s carrying amount is reduced to its fair market value. The remaining useful life of the intangible asset is evaluated at each reporting period to determine whether events or circumstances continue to support an indefinite life. The tradename is pledged as partial collateral under the terms of the factoring arrangement by Mudd (USA) LLC, the total balance outstanding under this facility at March 31, 2006 and 2005 was $8,233,666 and $24,762,380, respectively.

MUDD (USA) LLC
SELECTED NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2006 AND 2005
(UNAUDITED)
(Continued)

Note B - Summary of Significant Accounting Policies (continued)

The Company has selected March 31 as the date on which it performs the annual impairment test of the trademark. As required by Statement of Financial Accounting Standards (SFAS) No. 142, the Company retained a valuation specialist to perform an annual impairment review of its trademarks for the first time on March 31, 2005. Based on that impairment review, the fair value of the trademarks at March 31, 2005 was estimated using a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved and no impairment was recorded A similar test was performed as of March 31, 2006 indicated no impairment in the carrying value of the trademarks.

Note C - Sale of Trademarks

On April 11, 2006, the Company sold all of its worldwide trademarks, licensing agreements, excluding its trademark in China, Hong Kong, Macau and Taiwan, in aggregate (the “Sale”), under an Asset Purchase Agreement (“APA”) to Iconix Brand Group, Inc. (“Iconix”) for $87,500,000 payable in cash of $45,000,000 and no less than 3,269,231 shares of Iconix common stock, determined by an average per share price, to have a value equal to $42,500,000.

In connection with this sale, the Company also entered into a license agreement with Iconix giving the Company the exclusive right to use the MUDD trademarks in connection with the design, manufacture, sale and distribution of women’s and children’s jeanswear and related products in the United States, in return for which the Company has guaranteed Iconix designated minimum amount of revenues with respect to the royalties due to Iconix under its license and those due to Iconix from all other licenses assumed by Iconix in the Sale, for a period of two years. This guarantee, as well as certain other of the Company’s obligations to Iconix, is secured by the Company’s pledge of a portion of the cash and shares issued by Iconix as consideration in the Sale.

In connection with the Sale, the Company paid $2,500,000 to terminate its licensing agent fee agreement, inclusive of the fee otherwise payable for the quarter ended March 31, 2006 (totaling $350,654).

Part II
Information Not Required In Prospectus

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

(1)	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(2)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3)	under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or

(4)	for any transaction from which the director derived an improper personal benefit.

Iconix’s certificate of incorporation provides that all persons who Iconix is empowered to indemnify pursuant to the provisions of Section 145 of the DGCL (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

Iconix’s by-laws provide that Iconix shall indemnify to the fullest extent provided for or permitted by law each of its officers and/or directors involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, arbitration, alternative dispute resolution mechanism, investigation, administrative or legislative hearing or any other actual, threatened, pending or completed proceeding, whether civil or criminal, or whether formal or informal, and including an action by or in the right of Iconix or any enterprise, and including appeals therein by reason of the fact that such officer and/or director or such person’s testator or intestate (an “Indemnitee”) (i) is or was a director or officer of Iconix or (ii) while serving as a director or officer of Iconix, is or was serving, at Iconix’s request, as a director, officer, or in any other capacity, of any other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys’ fees, actually and reasonably incurred as a result of or in connection with any proceeding, except as provided in Section 2(b) of the By-Laws. Section 2(b) of the by-laws provides that no indemnification shall be made if a judgment or other final adjudication adverse to him or her establishes that such indemnitee’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such indemnitee personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. In addition, Section 2(b) provides that no indemnification shall be made with respect to any proceeding initiated by any indemnitee against Iconix, or a director or officer of Iconix, other than to enforce the terms of the indemnification provisions of the by-laws unless such proceeding was authorized by Iconix’s board. Further, no indemnification shall be made with respect to any settlement or compromise of any proceeding unless and until Iconix has consented to such settlement or compromise.

Iconix’s certificate of incorporation also provides that no director shall be personally liable to Iconix or its stockholders for any monetary damages for breaches of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Iconix or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

Iconix’s employment agreements with Mr. Neil Cole, its chief executive officer and Ms. Deborah Sorell Stehr, its senior vice president and general counsel, generally provide that Iconix shall indemnify each of them for the consequences of all acts and decisions made by such person while performing services for Iconix. These agreements also require that Iconix use its best efforts to obtain directors’ and officers’ liability insurance for such persons.

Iconix has obtained an insurance policy providing for indemnification of officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and conditions.

The indemnification provisions in Iconix’s certificate of incorporation and bylaws may be sufficiently broad to permit indemnification of its directors and officers for liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Iconix’s directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, Iconix has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Iconix’s summaries are necessarily subject to the complete text of the statute, Iconix’s certificate of incorporation and bylaws and the agreements referred to above, and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules

(a)  Exhibits

The Exhibits required to be filed as part of this Registration Statement are listed on the attached Exhibit Index.

(b) Financial Statement Schedules

Statement of Revenues and Direct Operating Expenses of Assets Sold for the three months ended March 31, 2006 and March 31, 2005  (Unaudited).

Statement of Assets Sold as of March 31, 2006 and March 31, 2005 (Unaudited).

(c)  Report, Opinion or Appraisal Exhibits

The opinion of FMV Opinions Inc. is attached as Appendix E to the proxy statement/prospectus included in this Registration Statement.

Item 22. Undertakings

(1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial   bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(8) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2006.

ICONIX BRAND GROUP, INC.

By:	/s/ Neil Cole
Neil Cole
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Neil Cole	Chairman of the Board, Chief Executive
Neil Cole	Officer and Treasurer (Principal Executive Officer)	September 28, 2006

/s/ Warren Clamen	Chief Financial Officer (Principal Financial
Warren Clamen	and Accounting Officer)	September 28, 2006

/s/ Drew Cohen	Director
Drew Cohen		September 28, 2006

/s/ Barry Emanuel	Director
Barry Emanuel		September 28, 2006

/s/ Michael Groveman	Director
Michael Groveman		September 28, 2006

/s/ Steven Mendelow	Director
Steven Mendelow		September 28, 2006

Neil Cole, by signing his name below, signs this document on behalf of each of the above named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission in the Registrant’s Registration Statement on June 30, 2006.

* By:
Neil Cole
Attorney-in-fact

EXHIBIT INDEX

2.1
Merger Agreement dated as of March 31, 2006 by and among Registrant, Moss Acquisition Corp., Mossimo, Inc., and Mossimo Giannulli (attached as Appendix A to the proxy statement/prospectus included in this Registration Statement) (1)+

3.1	Certificate of Incorporation of Registrant(2)

3.2	Restated and Amended Bylaws of Registrant(3)

4.1	Rights Agreement dated January 26, 2000 between Registrant and Continental Stock Transfer & Trust Company (4)

4.2	Second Amended and Restated Indenture dated as of July 1, 2005 by and among IP Holdings LLC, as issuer, and Wilmington Trust Company, as Trustee (5)

4.3	Third Amended and Restated Indenture dated as of September 1, 2005 by and among IP Holdings LLC, as issuer, and Wilmington Trust Company, as Trustee (6)

4.4	Fourth Amended and Restated Indenture dated as of April 11, 2006 by and among IP Holdings LLC, as issuer, and Wilmington Trust Company, as Trustee (7)

5.1	Opinion of Blank Rome LLP regarding legality of securities being registered (9)

8.1	Form of opinion of Blank Rome LLP regarding tax matters (9)

10.1	Termination and Settlement Agreement dated as of April 27, 2006 among the Registrant, Moss Acquisition Corp., and Cherokee Inc. (8)

10.2	Form of Registration Rights Agreement among Registrant, Mossimo Giannulli and Edwin Lewis (attached as Appendix B to the proxy statement/prospectus included in this Registration Statement)

10.3	Form of Lock-up Agreement (attached as Appendix D to the proxy statement/prospectus included in this Registration Statement)

10.4	Form of global certificate in respect of non-transferable contingent share rights (9)

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm of Iconix Brand Group, Inc.

23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm of JBC Holdings, LLC

23.3	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm of Mudd (USA) LLC

23.4	Consents of Cohn Handler & Co (related to the financial information for Rampage) (9)

23.5	Consent of KPMG LLP, Independent Registered Public Accounting Firm to Mossimo, Inc. (9)

23.6	Consent of Blank Rome LLP (included in Exhibits 5.1 and 8.1 hereto)

24.1	Power of Attorney (included on the signature page of the Form S-4 and incorporated herein by reference).

99.1	Opinion of FMV Opinions, Inc. (9)

99.2	Consent of FMV Opinions, Inc.

99.3	Form of Mossimo, Inc. Proxy Card (9)

(1)	Filed as an exhibit to Registrant’s Current Report on Form 8-K for the event dated March 31, 2006 and incorporated by reference herein.

(2)	Filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated by reference herein.

(3)	Filed as an exhibit to Registrant’s Annual Report as Form 10-K for the year ended January 31, 2000, and incorporated by reference herein.

(4)	Filed as an exhibit to Registrant’s Current Report on Form 8-K dated January 26, 2000 and incorporated by reference herein.

(5)	Filed as an exhibit to Registrant’s Current Report on Form 8-K for the event dated July 22, 2005 and incorporated by reference herein.

(6)	Filed as an exhibit to Registrant’s Current Report on Form 8-K for the event dated September 16, 2005 and incorporated by reference herein.

(7)	Filed as an exhibit to Registrant’s Current Report on Form 8-K for the event dated April 11, 2006 and incorporated by reference herein.

(8)	Filed as an exhibit to Registrant’s Current Report on Form 8-K for the event dated April 27, 2006 and incorporated by reference herein.

(9)	Previously filed.

+
The Company omitted certain schedules and exhibits pursuant to Item 601(b) (2) of Regulation S-K and has undertaken to furnish supplementally to the SEC copies of any of the omitted schedules and exhibits upon request by the SEC.